As filed with the Securities and Exchange Commission on March 17, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Farmers National Banc Corp.

(Exact name of Registrant as specified in its charter)

Ohio	6021	34-1371693
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 South Broad Street, Canfield, Ohio 44406

(330) 533-3341

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kevin J. Helmick

President and Chief Executive Officer

Farmers National Banc Corp.

20 South Broad Street, Canfield, Ohio 44406

(330) 533-3341

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Bret Treier, Esq.	John J. Jenkins, Esq.
Vorys, Sater, Seymour and Pease LLP	Calfee, Halter & Griswold LLP
106 South Main Street	The Calfee Building
Suite 1100	1405 East Sixth Street
Akron, Ohio 44308	Cleveland, Ohio 44114
Phone: (330) 208-1000	Phone: (216) 622-8200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (do not check if smaller reporting company)	Smaller reporting company	☐

If applicable, place an “x” in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Exchange Act Rule 13e-4(i)(Cross-Border Tender Offer)

☐  Exchange Act Rule 14d-1(d)(Cross-Border Third Party Tender Offer)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Shares, without par value	7,668,359	N/A	$60,354,591	$7,013.20

(1)	Represents an estimate of the maximum number of common shares, without par value, of Farmers National Banc Corp. that Registrant anticipates issuing in connection with the proposed merger to which this registration statement relates.
(2)	Pursuant to Rule 457(c) and (f)(3) under the Securities Act, and estimated solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price was calculated as (A) the product of (i) $31.75, the average of the high and low prices per common share of National Bancshares Corporation as reported on the OTCQX marketplace on March 12, 2015, the latest practicable date prior to the date of filing of this registration statement, and (ii) 1,900,932, the estimated maximum number of common shares of National Bancshares Corporation that may be exchanged in the merger, minus (B) $14,342,076, the estimated aggregate amount of cash to be paid by Farmers National Banc Corp. for the National Bancshares Corporation common shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED MARCH 17, 2015, SUBJECT TO COMPLETION

[Logo of Farmers]	[Logo of NBOH]
Proxy Statement and Prospectus of Farmers National Banc Corp.	Proxy Statement of National Bancshares Corporation

MERGER PROPOSAL – YOUR VOTE IS VERY IMPORTANT

Farmers National Banc Corp. (“Farmers”) and National Bancshares Corporation (“NBOH”), have entered into an Agreement and Plan of Merger dated as of January 27, 2015 (the “Merger Agreement”), which provides for the merger of NBOH with and into Farmers (the “Merger”). Consummation of the Merger is subject to certain conditions, including, but not limited to, obtaining the requisite vote of the shareholders of Farmers and NBOH and the approval of the Merger by various regulatory agencies.

Under the terms of the Merger Agreement, shareholders of NBOH will be entitled to receive from Farmers, after the Merger is completed, merger consideration payable in the form of a combination of cash and Farmers common shares to be calculated as set forth in the Merger Agreement. At the effective time of the Merger, each NBOH common share will be converted into the right to receive either: (i) 4.034 Farmers common shares, or (ii) $32.15 in cash, subject to certain allocation procedures set forth in the Merger Agreement that are intended to ensure that 80% of the outstanding NBOH common shares are converted into the right to receive Farmers common shares and the remaining outstanding NBOH common shares are converted into the right to receive cash. The aggregate Merger consideration to be paid to NBOH shareholders under the Merger Agreement is approximately $74.0 million, based on the volume weighted average stock price of $7.97 of Farmers as of January 26, 2015 and including the cash payment for outstanding NBOH stock options. See “SUMMARY – What NBOH shareholders will receive in the Merger.”

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each holder of NBOH common shares who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all NBOH common shares owned by such holder at the effective time of the Merger) will receive cash, without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled to multiplied by the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by NASDAQ Stock Market (the “Nasdaq”) for the five (5) trading days immediately preceding the effective time.

Farmers and NBOH will each hold a special meeting of its shareholders to vote on the adoption and approval of the Merger Agreement. The special meeting of Farmers’ shareholders will be held at: [         .m., local time, on                     , 2015, at Farmers’ main office at 20 South Broad Street, Canfield, Ohio 44406]. The special meeting of NBOH’s shareholders will be held at: [         .m., local time, on                     , 2015, at NBOH’s main office at 112 West Market Street, Orrville, Ohio 44667].

At each special meeting, shareholders will be asked to approve and adopt the Merger Agreement, and the transactions contemplated thereby, including the Merger. Shareholders will also be asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger.

This document is a proxy statement of both Farmers and NBOH, that each is using to solicit proxies for use at their respective special meetings of shareholders to vote on the Merger. It is also a prospectus relating to Farmers’ issuance of its common shares in connection with the Merger. This joint proxy statement/prospectus describes Farmers’ special meeting, NBOH’s special meeting, the Merger proposal and other related matters.

The boards of directors of Farmers and NBOH each approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommend that shareholders vote “FOR” the adoption and approval of the Merger Agreement, and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

Farmers’ common shares are traded on the Nasdaq under the symbol “FMNB.” On January 26, 2015, the day prior to the date of execution of the Merger Agreement, the closing price of Farmers’ common shares was $7.50 per share. On [                    ], 2015, the closing price of Farmers’ common shares was $[        ] per share. NBOH’s common shares are traded on the OTCQX marketplace under the symbol “NBOH.” On January 26, 2015, the day prior to the date of execution of the Merger Agreement, the closing price of NBOH’s common shares was $23.00. On [                    ], 2015, the closing price of NBOH’s common shares was $[        ].

You are encouraged to read this document, including the materials incorporated by reference into this document, carefully. In particular, you should read the “Risk Factors” section beginning on page 32 for a discussion of the risks related to the Merger and owning Farmers common shares after the Merger.

Whether or not you plan to attend your company’s special meeting, you are urged to vote by completing, signing and returning the enclosed proxy card in the enclosed postage-paid envelope.

If you are an NBOH shareholder as of [                    ], 2015, the record date, and you do not vote your shares in favor of the adoption and approval of the Merger Agreement, under the Ohio General Corporation Law (“OGCL”), you will have the right to demand the fair cash value for your NBOH common shares. To exercise your “dissenters’ rights”, you must adhere to the specific requirements of the OGCL; see “DISSENTERS’ RIGHTS” on page [    ] of this joint proxy statement/prospectus and the complete text of the applicable sections of the OGCL attached to this joint proxy statement/prospectus as Annex A. No holder of Farmers common shares is entitled to exercise any rights of a dissenting shareholder under the OGCL.

Not voting by proxy or at the special meeting will have the same effect as voting against the adoption and approval of the Merger Agreement. We urge you to read carefully this joint proxy statement/prospectus, which contains a detailed description of your company’s special meeting, the Merger proposal, Farmers’ common shares to be issued in the Merger and other related matters.

Sincerely,	Sincerely,

Kevin J. Helmick	Mark R. Witmer
President and Chief Executive Officer	President and Chief Executive Officer
Farmers National Banc Corp.	National Bancshares Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Farmers common shares to be issued in the Merger or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the Merger described in this joint proxy statement/prospectus are not savings accounts, deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency.

This joint proxy statement/prospectus is dated [                    ], 2015, and it

is first being mailed to Farmers and NBOH shareholders on or about [                    ], 2015.

NATIONAL BANCSHARES CORPORATION

112 West Market Street

Orrville, Ohio 44667

Notice of Special Meeting of Shareholders

To be held on [                    ], 2015

To the Shareholders of National Bancshares Corporation:

Notice is hereby given that a special meeting of the shareholders of National Bancshares Corporation (“NBOH”) will be held at [         .m., local time, on         , 2015, at NBOH’s main office at 112 West Market Street, Orrville, Ohio 44667], for the purpose of considering and voting on the following matters:

1.	A proposal to adopt and approve the Agreement and Plan of Merger dated as of January 27, 2015, by and between Farmers National Banc Corp. and NBOH;

2.	A proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Agreement and Plan of Merger; and

3.	Any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The board of directors of NBOH is unaware of any other business to be transacted at the special meeting.

Holders of record of NBOH common shares at the close of business on [                     ,] 2015, the record date, are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. The affirmative vote of the holders of at least two-thirds of NBOH’s common shares is required to adopt and approve the Agreement and Plan of Merger.

A joint proxy statement/prospectus and proxy card for the special meeting are enclosed. A copy of the Agreement and Plan of Merger is attached as Annex B to the joint proxy statement/prospectus.

Your vote is very important, regardless of the number of NBOH common shares you own. Please vote as soon as possible to make sure that your common shares are represented at the special meeting. If you are a holder of record, you may cast your vote in person at the special meeting or, to ensure that your NBOH common shares are represented at the special meeting, you may vote your shares by completing, signing and returning the enclosed proxy card. If your shares are held in a stock brokerage account or by a bank or other nominee (in “street name”), please follow the voting instructions provided by your broker, bank or nominee.

The NBOH board of directors recommends that you vote (1) “FOR” the adoption and approval of the Agreement and Plan of Merger, and (2) “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

By Order of the Board of Directors,

[insert signature]

Mark R. Witmer

President and Chief Executive Officer

National Bancshares Corporation

[                    ], 2015

FARMERS NATIONAL BANC CORP.

20 South Broad Street

Canfield, Ohio 44406

Notice of Special Meeting of Shareholders

To be held on [                    ], 2015

To the Shareholders of Farmers National Banc Corp.:

Notice is hereby given that a special meeting of the shareholders of Farmers National Banc Corp. (“Farmers”) will be held at [    .m., local time, on            , 2015, at Farmers’ main office at 20 South Broad Street, Canfield, Ohio 44406], for the purpose of considering and voting on the following matters:

1.	A proposal to adopt and approve the Agreement and Plan of Merger dated as of January 27, 2015, by and between Farmers and National Bancshares Corporation;

2.	A proposal to approve the issuance of up to [7,668,359] Farmers common shares to be issued in connection with the Merger;

3.	A proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Agreement and Plan of Merger; and

4.	Any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The board of directors of Farmers National Banc Corp. is unaware of any other business to be transacted at the special meeting.

Holders of record of Farmers common shares at the close of business on [                    ], 2015, the record date, are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. The affirmative vote of the holders of at least two-thirds of the Farmers common shares outstanding and entitled to vote is required to adopt and approve the Agreement and Plan of Merger.

A joint proxy statement/prospectus and proxy card for the special meeting are enclosed. A copy of the Agreement and Plan of Merger is attached as Annex A to the joint proxy statement/prospectus.

Your vote is very important, regardless of the number of Farmers common shares you own. Please vote as soon as possible to make sure that your common shares are represented at the special meeting. If you are a holder of record, you may cast your vote in person at the special meeting or, to ensure that your Farmers common shares are represented at the special meeting, you may vote your shares by completing, signing and returning the enclosed proxy card. If your shares are held in a stock brokerage account or by a bank or other nominee (in “street name”), please follow the voting instructions provided by your broker, bank or nominee.

The Farmers National Banc Corp. board of directors unanimously recommends that you vote (1) “FOR” the adoption and approval of the Agreement and Plan of Merger, (2) “FOR” the proposal to approve the issuance of common shares and (3) “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

By Order of the Board of Directors,

[insert signature]

Kevin J. Helmick

President and Chief Executive Officer

Farmers National Banc Corp.

[                        ,] 2015

WHERE YOU CAN FIND MORE INFORMATION

Farmers is a publicly traded company that files annual, quarterly and other reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may obtain copies of these documents by mail from the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Farmers also files reports and other information with the SEC electronically, and the SEC maintains a web site located at www.sec.gov containing this information. Certain information filed by Farmers with the SEC is also available, without charge, through Farmers’ website at www.farmersbankgroup.com under the “Investor Relations” section, and NBOH’s website at www.discoverfirstnational.com under the “Investor Information” section.

Farmers has filed with the SEC a registration statement on Form S-4 to register its common shares to be issued to NBOH shareholders as part of the merger consideration. This document is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and request a copy of the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates by reference important business and financial information about Farmers from documents filed with or furnished to the SEC, that are not included in or delivered with this joint proxy statement/prospectus. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page [    ]. These documents are available, without charge, to you upon written or oral request at the applicable company’s address and telephone number listed below:

Farmers National Banc Corp. 20 South Broad Street Canfield, Ohio 44406 Attention: Investor Relations (330) 533-3341	National Bancshares Corporation 112 West Market Street Orrville, Ohio 44667 Attention: Shareholder Relations (330) 765-0609

To obtain timely delivery of these documents, you must request the information no later than [                    ], 2015, in order to receive them before the Farmers special meeting and no later than [                    ], 2015, in order to receive them before the NBOH special meeting.

Farmers’ common shares are traded on the Nasdaq under the symbol “FMNB.” NBOH’s common shares are traded on the OTCQX marketplace under the symbol “NBOH.”

Neither Farmers nor NBOH has authorized anyone to provide you with any information other than the information included in this document and documents which are incorporated by reference. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this document and the documents incorporated by reference are accurate only as of their respective dates. Each of Farmers’ and NBOH’s business, financial condition, results of operations and prospects may have changed since those dates.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the special meetings. You are urged to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because Farmers National Banc Corp. (“Farmers”) and National Bancshares Corporation (“NBOH”) have agreed to merge under the terms of an Agreement and Plan of Merger dated as of January 27, 2015 (the “Merger Agreement”), attached to this joint proxy statement/prospectus as Annex B. In order to complete the merger of NBOH into Farmers (the “Merger”), the shareholders of both companies must vote to approve and adopt the Merger Agreement. Following the Merger, First National Bank, a national banking association and wholly-owned subsidiary of NBOH (“FNB”), will merge with and into The Farmers National Bank of Canfield, a national banking association and wholly-owned subsidiary of Farmers (“Farmers Bank”), with Farmers Bank being the surviving entity.

This joint proxy statement/prospectus contains important information about the Merger and the special meetings of the shareholders of Farmers and NBOH, and you should read it carefully. The enclosed voting materials allow you to vote your company’s common shares without attending the special meeting.

Q:	What will NBOH shareholders receive in the Merger?

A:	NBOH shareholders will receive a combination of cash and Farmers common shares in the Merger. At the effective time of the Merger, each NBOH common share will be converted into the right to receive either:

•	4.034 Farmers common shares, or

•	$32.15 in cash, subject to certain allocation procedures set forth in the Merger Agreement that are intended to ensure that 80% of the outstanding NBOH common shares are converted into the right to receive Farmers common shares and the remaining outstanding NBOH common shares are converted into the right to receive cash.

On January 26, 2015, which was the trading date prior to the date of the public announcement of the proposed Merger, the closing price for Farmers common shares was $7.50, which, after giving effect to the 4.034 exchange ratio, had an implied value of approximately $30.26 per share of NBOH. Based on this price with respect to the stock consideration, and the cash consideration of $32.15 per share, upon completion of the Merger, a NBOH shareholder who receives stock for 80% of his or her common shares and receives cash for 20% of his or her common shares would receive total merger consideration with an implied value of approximately $30.63 per share. As of [                    ], 2015, the most reasonably practicable date prior to the mailing of this joint proxy statement/prospectus, the closing price for Farmers’ common shares was $[        ], which, after giving effect to the 4.034 exchange ratio, had an implied value of approximately $[        ] per NBOH common share. Based on this price with respect to the stock consideration, and the cash consideration of $32.15 per share, upon completion of the Merger, a NBOH shareholder who receives stock for 80% of his or her shares of common stock and receives cash for 20% of his or her common shares would receive total Merger consideration with an implied value of approximately $[        ] per NBOH share.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each holder of NBOH common shares who would otherwise be entitled to receive a fraction of a Farmers common share will receive cash, without interest, in lieu of a fractional Farmers common share in an amount determined by reference to the closing sale prices of Farmers common shares on the NASDAQ Stock Market (the “Nasdaq”) for the five (5) trading days trading days immediately preceding the effective date of the Merger.

Q:	Can I make an election to select the form of merger consideration I desire to receive?

A:	You will have the opportunity to elect the form of consideration to be received for your shares, subject to certain adjustment and allocation procedures set forth in the Merger Agreement. These procedures are intended to ensure that 80% of the outstanding NBOH common shares will be converted into the right to receive Farmers common shares and the remaining outstanding NBOH common shares will be converted into the right to receive cash. Therefore, your ability to receive the cash or share elections of your choice will depend on the elections of other NBOH shareholders. The allocation of the mix of consideration payable to NBOH shareholders in the Merger will not be known until Farmers tallies the results of the cash and share elections made by NBOH shareholders, which may not occur until shortly after the closing of the Merger. See “The Merger – Terms of the Merger” beginning on page [ ].

It is unlikely that elections will be made in the exact proportions provided for in the Merger Agreement. As a result, the Merger Agreement describes procedures to be followed if NBOH shareholders in the aggregate elect to receive more or less of the Farmers common shares than Farmers has agreed to issue. These procedures are summarized below.

•	If Stock Is Oversubscribed: If NBOH shareholders elect to receive more Farmers common shares than Farmers has agreed to issue in the Merger, then all NBOH shareholders who have elected to receive cash or who have made no election will receive cash for their NBOH shares and all shareholders who elected to receive Farmers common shares will receive a pro rata portion of the available Farmers shares plus cash for those shares not converted into Farmers common shares.

•	If Stock Is Undersubscribed: If NBOH shareholders elect to receive fewer Farmers common shares than Farmers has agreed to issue in the Merger, then all NBOH shareholders who have elected to receive Farmers common shares will receive Farmers common shares and those shareholders who elected to receive cash or who have made no election will be treated in the following manner:

•	If the number of shares held by NBOH shareholders who have made no election is sufficient to make up the shortfall in the number of Farmers common shares that Farmers is required to issue, then all NBOH shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and Farmers common shares in such proportion as is necessary to make up the shortfall.

•	If the number of shares held by NBOH shareholders who have made no election is insufficient to make up the shortfall, then all NBOH shareholders who made no election will receive Farmers common shares and those NBOH shareholders who elected to receive cash will receive cash and Farmers common shares in such proportion as is necessary to make up the shortfall.

No guarantee can be made that you will receive the amounts of cash and/or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and the Merger Agreement, you may receive Farmers common shares or cash in amounts that vary from the amounts you elect to receive.

Q:	How do NBOH Shareholders make their election to receive cash, Farmers common shares or a combination of both?

A:	Each NBOH shareholder of record will receive an election form, which you should complete and return, along with your NBOH share certificate(s), according to the instructions printed on the form. The election deadline will be 5:00 p.m., Eastern Time, on [ ] (the “election deadline”). A copy of the election form is being mailed under separate cover on or about the date of this joint proxy statement/prospectus.

If you own NBOH common shares in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares concerning how to make an election. If you do not send in the election form with your stock certificate(s) by the election deadline, you will be treated as though you had not made an election.

Q:	Can I change my election?

A:	You may change your election at any time prior to the election deadline by submitting to Computershare Investor Services written notice accompanied by a properly completed and signed, revised election form. You may revoke your election by submitting written notice to Computershare Investor Services prior to the election deadline or by withdrawing your share certificates prior to the election deadline. NBOH shareholders will not be entitled to change or revoke their elections following the election deadline. If you instructed a bank, broker or other financial institution to submit an election for your shares, you must follow their directions for changing those instructions.

Q:	What happens if I do not make a valid election to receive cash or Farmers common shares?

A:	If you do not return a properly completed election form by the election deadline specified in the election form, your NBOH common shares will be considered “non-election shares” and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the Merger Agreement. Generally, in the event one form of consideration (cash or Farmers common shares) is undersubscribed in the Merger, NBOH common shares for which no election has been validly made will be allocated to that form of consideration before shares of electing the oversubscribed form will be switched to it pursuant to the proration and adjustment procedures. Accordingly, while electing one form of consideration will not guarantee you will receive that form for all of your NBOH common, in the event proration is necessary electing shares will have a priority over non-electing shares.

Q:	What are the material U.S. federal income tax consequences of the Merger to NBOH shareholders?

A:	The closing of the Merger is conditioned upon the receipt by each of Farmers and NBOH of a legal opinion that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, the federal tax consequences of the Merger to an NBOH shareholder will depend primarily on whether a shareholder exchanges the shareholder’s NBOH common shares solely for Farmers common shares, solely for cash or for a combination of Farmers common shares and cash. NBOH shareholders who exchange their shares solely for Farmers common shares should not recognize a gain or loss except with respect to cash received in lieu of a fractional Farmers common share. NBOH shareholders who exchange their shares solely for cash should recognize a gain or loss on the exchange. NBOH shareholders who exchange their shares for a combination of Farmers common shares and cash may recognize a gain, but not any loss, on the exchange. The actual U.S. federal income tax consequences to NBOH shareholders of electing to receive cash, Farmers common shares or a combination of cash and stock will not be ascertainable at the time NBOH shareholders make their election because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply.

For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, please see the section “The Merger – Material Tax Consequences of the Merger” beginning on page [    ].

The consequences of the Merger to any particular NBOH shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine the tax consequences of the Merger to you.

Q:	Does NBOH anticipate paying any dividends prior to the effective date of the Merger?

A:	Yes. Under the terms of the Merger Agreement, NBOH is permitted to pay to its shareholders its usual and customary cash dividend of no greater than $0.10 per share per quarter, with a dividend of such amount paid immediately prior to the effective date prorated for the portion of the quarter in which the effective date occurs. Subject to compliance with applicable law, NBOH plans to pay such a dividend.

Q:	When and where will the Farmers and NBOH special meetings of shareholders take place?

A:	The special meeting of Farmers’ shareholders will be held at: [ .m., local time, on , 2015, at Farmers’ main office at 20 South Broad Street, Canfield, Ohio 44406]. The special meeting of shareholders of NBOH will be held at [ .m., local time, on , 2015, at NBOH’s main office at 112 West Market Street, Orrville, Ohio 44667].

Q:	What matters will be considered at the Farmers and NBOH special meetings?

A:	The shareholders of Farmers will be asked to (1) vote to adopt and approve the Merger Agreement; (2) vote to approve the issuance of up to [7,668,359] Farmers common shares to be issued in connection with the Merger, (3) vote to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement; and (4) vote on any other business which properly comes before the special meeting.

The shareholders of NBOH will be asked to (1) vote to adopt and approve the Merger Agreement; (2) vote to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement; and (3) vote on any other business which properly comes before the special meeting.

Q:	What do the Boards of Directors of Farmers and NBOH recommend with respect to the matters to be considered at the special meetings?

Farmers’ board of directors has determined that the Merger Agreement is in the best interests of Farmers and its shareholders and recommends that Farmers shareholders vote FOR the proposal to adopt and approve the Merger Agreement, FOR the proposal to issue up to [7,668,359] Farmers common shares in connection with the merger, and FOR the proposal to adjourn the special meeting to solicit additional proxies if there are insufficient votes to adopt and approve the Merger Agreement.

NBOH’s board of directors has also determined that the Merger Agreement is in the best interests of NBOH and its shareholders and recommends that NBOH shareholders vote FOR the proposal to adopt and approve the Merger Agreement and FOR the proposal to adjourn the special meeting to solicit additional proxies if there are insufficient votes to adopt and approve the Merger Agreement.

Q:	Is my vote needed to adopt and approve the Merger Agreement and to approve the other matters?

A:	Yes. The adoption and approval of the Merger Agreement requires the affirmative vote of the holders of not less than two-thirds of the Farmers common shares outstanding and entitled to vote, and by the holders of at least two-thirds of the NBOH common shares outstanding and entitled to vote. Certain of the directors of NBOH, who, collectively, beneficially own 535,729 NBOH common shares, entered into voting agreements with Farmers on January 27, 2015, pursuant to which they are required, up to a collective maximum of 19.9% of NBOH’s outstanding common shares and subject to certain other terms and conditions, to vote their shares in favor of the adoption and approval of the Merger Agreement (the “Voting Agreements”). The directors of Farmers did not enter into similar voting agreements, but all intend to vote their Farmers common shares in favor of the adoption and approval of the Merger Agreement.

The special meetings may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement. The affirmative vote of the holders of a majority of the Farmers and NBOH common shares represented, in person or proxy, at the respective special meeting is required to adjourn such special meeting. In addition, the affirmative vote of a majority of the Farmers common shares represented in person or by proxy at the Farmers special meeting and entitled to vote at the special meeting is required to approve the Farmers proposal to issue up to [7,668,359] common shares in connection with the Merger.

Q:	How do I vote?

A:	If you were the record holder of a Farmers or NBOH common share as of [ ], 2015, or [ ], 2015, respectively, you may vote in person by attending your company’s special meeting or, to ensure that your common shares are represented at the special meeting, you may vote your shares by signing and returning your company’s enclosed proxy card in the postage-paid envelope provided by each of Farmers and NBOH.

If you hold your Farmers or NBOH common shares in the name of a broker, bank or other nominee, please see the discussion below regarding shares held in “street name.”

Q:	What will happen if I fail to vote or abstain from voting?

A:	If you fail to return your proxy card or vote in person at the special meeting or if you mark “ABSTAIN” on your proxy card or ballot at the special meeting with respect to the proposal to adopt and approve the Merger Agreement or the Farmers proposal to approve the issuance of shares, it will have the same effect as a vote “AGAINST” the proposal. If you mark “ABSTAIN” on your proxy card or ballot with respect to the adjournment of your company’s special meeting, if necessary, to solicit additional proxies, it will have the same effect as a vote “AGAINST” the proposal. The failure to return your proxy card or vote in person, however, will have no effect on the proposal to adjourn your company’s special meeting, if necessary, to solicit additional proxies.

Q:	How will my shares be voted if I return a blank proxy card?

A:	As an NBOH shareholder, if you sign, date and return your proxy card and do not indicate how you want your common shares to be voted, then your shares will be voted “FOR” the adoption and approval of the Merger Agreement and, if necessary, “FOR” the approval of the adjournment for the special meeting to solicit additional proxies.

As a Farmers shareholder, if you sign, date and return your proxy card and do not indicate how you want your common shares to be voted, then your shares will be voted “FOR” the adoption and approval of the Merger Agreement, “FOR” the approval of the issuance of common shares and, if necessary, “FOR” the approval of the adjournment for the special meeting to solicit additional proxies.

Q:	If my common shares are held in a stock brokerage account or by a bank or other nominee in “street name”, will my broker, bank or other nominee vote my shares for me?

A:	No. You must provide your broker, bank or nominee (the record holder of your common shares) with instructions on how to vote your common shares. Please follow the voting instructions provided by your broker, bank or nominee. If you do not provide voting instructions to your broker, bank or nominee, then your common shares will not be voted by your broker, bank or nominee.

Assuming a quorum is present, if you are a Farmers or NBOH shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares,

•	your broker, bank or other nominee may not vote your shares on the proposal to approve the Merger, which broker non-votes will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on Farmers proposal to issue common shares, or either company’s adjournment proposal, which broker non-votes will have no effect on the vote count for either of such proposals.

Under the Nasdaq rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Farmers and NBOH special meetings are such “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Q:	Can I change my vote after I have submitted my proxy?

A:	Farmers shareholders may revoke a proxy at any time before a vote is taken at the special meeting by: (i) filing a written notice of revocation with Farmers’ Secretary, at 20 South Broad Street, Canfield, Ohio 44406; (ii) executing and returning another proxy card with a later date; or (iii) attending the special meeting and giving notice of revocation in person.

NBOH shareholders may revoke a proxy at any time before a vote is taken at the special meeting by: (i) filing a written notice of revocation with NBOH’s Chief Financial Officer at 112 West Market Street, Orrville, Ohio 44667; (ii) executing and returning another proxy card with a later date; or (iii) attending the special meeting and giving notice of revocation in person.

Your attendance at the special meeting will not, by itself, revoke your proxy.

If you hold your common shares in “street name” and you have instructed your broker, bank or nominee to vote your common shares, you must follow directions received from your broker, bank or nominee to change your vote.

Q:	If I do not favor the adoption and approval of the Merger Agreement, what are my dissenters’ rights?

A:	If you are an NBOH shareholder as of [ ], 2015, the record date, and you do not vote your shares in favor of the adoption and approval of the Merger Agreement and you do not return an unmarked proxy card, you will have the right under Section 1701.85 of the Ohio General Corporation Law (“OGCL”) to demand the fair cash value for your NBOH common shares. The right to make this demand is known as “dissenters’ rights.” To exercise your dissenters’ rights, you must deliver to NBOH a written demand for payment of the fair cash value of your shares before the vote on the Merger is taken at the special shareholders’ meeting. The demand for payment must include your address, the number and class of NBOH common shares owned by you, and the amount you claim to be the fair cash value of the your NBOH shares, and should be mailed to: National Bancshares Corporation, Attention: Corporate Secretary, 112 West Market Street, Orrville, Ohio 44667. NBOH shareholders who wish to exercise their dissenters’ rights must either: (i) vote against the Merger or not return the proxy card, and (ii) deliver written demand for payment prior to the NBOH shareholder vote. For additional information regarding dissenters’ rights, see “DISSENTERS’ RIGHTS” on page [ ] of this joint proxy statement/prospectus and the complete text of the applicable sections of the OGCL attached to this joint proxy statement/prospectus as Annex A. No holder of Farmers common shares is entitled to exercise any rights of a dissenting shareholder under the OGCL.

Q:	When is the Merger expected to be completed?

A:	We are working to complete the Merger as quickly as possible. We expect to complete the Merger in the second quarter of 2015, assuming shareholder approvals and all applicable governmental approvals have been received by then and all other conditions precedent to the Merger have been satisfied or waived.

Q:	Should NBOH shareholders send in their share certificates now?

A:	No. Either at the time of closing or shortly after the Merger is completed, the Exchange Agent for the Merger will send you a letter of transmittal with instructions informing you how to send in your share certificates to the Exchange Agent. You should use the letter of transmittal to exchange your NBOH share certificates for the Merger consideration. Do not send in your share certificates with your proxy form.

Q:	What do I need to do now?

A:	After carefully reviewing this joint proxy statement/prospectus, including its Annexes, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope as soon as possible. By submitting your proxy, you authorize the individuals named in your company’s proxy to vote your common shares at your company’s special meeting of shareholders in accordance with your instructions. Your vote is very important. Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions to ensure that your common shares will be voted at the special meeting.

Q:	Are there risks that I should consider in deciding whether to vote in favor of the Merger Agreement and the other proposals to be acted upon at the special meetings?

A:	Yes. You should read and carefully consider the risk factors set forth in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 32.

Q:	Who can answer my questions?

A:	If you have questions about the Merger or desire additional copies of this joint proxy statement/prospectus or additional proxy cards, please contact your company or its proxy solicitor at the applicable address below:

Farmers National Banc Corp. Attention: Investor Relations 20 South Broad Street Canfield, Ohio 44406 (330) 533-3341	Morrow & Co., LLC (Farmers’ Proxy Solicitor) 470 West Avenue – 3rd Floor Stamford, Connecticut 06902 Toll-Free: (800) 267-0201

National Bancshares Corporation Attention: Shareholder Relations 112 West Market Street Orrville, Ohio 44667 (330) 765-0609

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. You should read carefully this entire document and its Annexes and all other documents to which this joint proxy statement/prospectus refers before you decide how to vote. In addition, we incorporate by reference important business and financial information about Farmers into this document. For a description of this information, see “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page [    ]. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document. Each item in this summary includes a page reference, where applicable, directing you to a more complete description of that item.

The Companies

Farmers National Banc Corp.

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Phone: (330) 533-3341

Farmers is a one-bank holding company organized in 1983 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Farmers operates principally through its wholly-owned subsidiaries, Farmers Bank, Farmers Trust Company (“Farmers Trust”) and National Associates, Inc. (“NAI”). Farmers National Insurance, LLC (“Farmers Insurance”) and Farmers of Canfield Investment Co. (“Farmers Investments”) are wholly-owned subsidiaries of Farmers Bank. Farmers and its subsidiaries operate in the domestic banking, trust, retirement consulting, insurance and financial management industries.

Farmers’ principal business consists of owning and supervising its subsidiaries. Although Farmers directs the overall policies of its subsidiaries, including lending practices and financial resources, most day-to-day affairs are managed by their respective officers. Farmers and its subsidiaries had 327 full-time equivalent employees at December 31, 2014. Farmers’ business activities are managed and financial performance is primarily aggregated and reported in three lines of business, the bank segment, the trust segment and the retirement planning/consulting segments.

Farmers Bank is a full-service national banking association engaged in commercial and retail banking mainly in Mahoning, Trumbull, Columbiana and Stark Counties in Ohio. Farmers Bank’s commercial and retail banking services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage and installment loans, home equity loans, home equity lines of credit, night depository, safe deposit boxes, money orders, bank checks, automated teller machines, internet banking, travel cards, “E” Bond transactions, MasterCard and Visa credit cards, brokerage services and other miscellaneous services normally offered by commercial banks.

Farmers Bank faces significant competition in offering financial services to customers. Ohio has a high density of financial service providers, many of which are significantly larger institutions that have greater financial resources than Farmers Bank, and all of which are competitors to varying degrees. Competition for loans comes principally from savings banks, savings and loan associations, commercial banks, mortgage banking companies, credit unions, insurance companies and other financial service companies. The most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks and credit unions. Additional competition for deposits comes from non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies.

During 2009, Farmers acquired 100% of the capital stock of Butler Wick Trust Company, a wholly-owned subsidiary of Butler Wick Corporation for approximately $12.1 million and renamed the entity Farmers Trust Company. Farmers Trust offers a full complement of personal and corporate trust services in the areas of estate settlement, trust administration and employee benefit plans. Farmers Trust operates two offices located in Boardman and Howland, Ohio.

During 2013, Farmers completed the acquisition of all of the outstanding stock of the retirement planning consultancy National Associates, Inc. of Cleveland, Ohio. The transaction involved both cash and stock totaling $4.4 million, including up to $1.5 million of future payments, contingent upon NAI meeting income performance targets. The acquisition is part of Farmers’ plan to increase the levels of noninterest income and to complement the existing retirement service currently being offered. NAI operates from its office located in Rocky River, Ohio.

Farmers Insurance was formed during 2009 and offers a variety of insurance products through licensed representatives. Farmers Insurance is a subsidiary of Farmers Bank and does not account for a material portion of the revenue of Farmers.

Farmers of Canfield Investment Company was formed during 2014 with the primary purpose of investing in municipal securities. Farmers Investments is a subsidiary of Farmers Bank and does not account for a material portion of the revenue of Farmers.

Farmers’ common shares are traded on the NASDAQ Stock Market (the “Nasdaq”) under the symbol “FMNB”. Farmers is subject to the reporting requirements under the Securities Exchange Act of 1934, as amended, and, therefore, files reports, proxy statements and other information with the SEC. Further important business and financial information about Farmers is incorporated by reference into this joint proxy statement/prospectus. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page [    ] of this joint proxy statement/prospectus.

National Bancshares Corporation

National Bancshares Corporation

112 West Market Street

Orrville, Ohio 44667

Phone: (330) 765-0609

NBOH is a one-bank holding company organized in 1985 under the laws of the State of Ohio and is registered under the BHCA. NBOH operates through its wholly-owned subsidiary, FNB. FNB is a full-service national banking association engaged in banking through a network of 14 offices located in Wayne, Medina, Stark, and Columbiana counties in Ohio.

FNB makes commercial real estate loans, commercial loans, residential real estate and home equity loans, and consumer loans. A significant portion of FNB’s lending consists of origination of conventional loans secured by 1-4 family real estate located in FNB’s market area. The bank’s residential mortgage loans generally are originated with loan documentation permitting sale to Federal Home Loan Mortgage Corporation. Deposits, repayment of mortgage-backed securities and repayment of loan principal are FNB’s primary sources of funds for lending activities and other general business purposes. These funds are supplemented by FHLB borrowings.

The banking industry in FNB’s market areas is highly competitive. In addition to competing with other commercial and savings banks and savings and loan associations, FNB competes with credit unions, finance companies, leasing companies, mortgage companies, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and many other financial service firms. Competition is based on interest rates offered on deposit accounts, interest rates charged on loans and leases, fees and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits, as well as other factors.

At December 31, 2014, FNB had 111 full-time equivalent employees. NBOH’s common shares are traded in the OTCQX marketplace under the symbol “NBOH.”

The Merger (page    )

The Merger Agreement provides that, if all of the conditions are satisfied or waived, NBOH will be merged with and into Farmers, with Farmers surviving. Thereafter, at a later time specified by Farmers Bank in its certificate of merger filed with the Office of the Comptroller of the Currency (the “OCC”), FNB will be merged with and into Farmers Bank. The Merger Agreement is attached to this joint proxy statement/prospectus as Annex B and is incorporated in this joint proxy statement/prospectus by reference. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

What NBOH shareholders will receive in the Merger (page    )

Under the terms of the Merger Agreement, shareholders of NBOH will be entitled to receive from Farmers, after the Merger is completed, Merger consideration payable in the form of a combination of cash and Farmers common shares to be calculated as set forth in the Merger Agreement. At the effective time of the Merger, each NBOH common share will be converted into the right to receive either: (i) 4.034 Farmers common shares, or (ii) $32.15 in cash, subject to adjustment under certain circumstances set forth in the Merger Agreement. Following the Merger, NBOH sharesholders will own approximately 28.1% of the outstanding Farmers common shares. Additionally, while NBOH has historically paid a $0.10 per share quarterly dividend, Farmers currently pays a $0.03 per share quarterly dividend. On a per share equivalent basis, NBOH shareholders would receive a 21.0% increase in dividends.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each holder of NBOH common shares who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all NBOH common shares owned by such holder at the effective time of the Merger) will receive cash, without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled multiplied by the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by the Nasdaq for the five (5) trading days immediately preceding the effective time.

What holders of NBOH Stock Options will receive (page    )

At the effective time of the Merger, each outstanding and unexercised employee and director option to purchase NBOH common shares, whether vested or unvested, will vest in full and cease to represent an option to purchase NBOH common shares. Instead, each holder of an option will be entitled to receive cash in an amount equal to (a) the difference between $32.15 and the exercise price of the option, multiplied by (b) the total number of NBOH common shares for which the option was exercisable.

As of [            ], 2015, there were outstanding NBOH stock options to purchase [144,071]shares, [100%]of which were vested. As of [            ], 2015, all [144,071] NBOH common shares, or [100%]% of all outstanding option shares, are held by directors and executive officers of NBOH. The average exercise price of the outstanding NBOH stock options is $[16.53]. Accordingly, the maximum aggregate cash payment to the holders of NBOH stock options will be approximately $[2.25 million].

Exchange of NBOH common shares (page    )

Once the Merger is complete, Computershare Investor Services, as exchange agent (the “Exchange Agent”), will mail you transmittal materials and instructions for exchanging your NBOH share certificates for Farmers’ common shares to be issued by book-entry transfer.

NBOH special meeting of shareholders (page    )

A special meeting of shareholders of NBOH will be held at [        .m., local time, on                     , 2015, at NBOH’s main office at 112 West Market Street, Orrville, Ohio 44667], for the purpose of considering and voting on the following matters:

•	a proposal to adopt and approve the Merger Agreement;

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement; and

•	any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The NBOH board of directors is presently unaware of any other business to be transacted at the special meeting.

You are entitled to vote at the special meeting if you owned NBOH common shares as of the close of business on [                    ], 2015. As of [            ], 2015, a total of [2,232,094] NBOH common shares were outstanding and eligible to be voted at the NBOH special meeting.

Farmers special meeting of shareholders (page    )

A special meeting of shareholders of Farmers will be held at [        .m., local time, on                     , 2015, at Farmers’ main office at 20 South Broad Street, Canfield, Ohio 44406], for the purpose of considering and voting on the following matters:

•	a proposal to adopt and approve the Merger Agreement;

•	a proposal to approve the issuance of up to [7,668,359] Farmers common shares to be issued in connection with the Merger;

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement; and

•	any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The Farmers board of directors is presently unaware of any other business to be transacted at the special meeting.

You are entitled to vote at the special meeting if you owned Farmers common shares as of the close of business on [            ], 2015. As of              [    ], 2015, a total of [18,408,612] Farmers common shares were outstanding and eligible to be voted at the Farmers special meeting.

Required vote (pages    ,    )

The adoption and approval of the Merger Agreement by Farmers will require the affirmative vote of the holders of at least 12,272,408 Farmers common shares, which, as of [            ], 2015, is not less than two-thirds of the Farmers common shares outstanding and entitled to vote at the Farmers special meeting. A quorum, consisting of the holders of 6,136,204 of the outstanding Farmers common shares, must be present in person or by proxy at the Farmers special meeting before any action, other than the adjournment of the special meeting, can be taken. The affirmative vote of the holders of a majority of the Farmers common shares represented, in person or proxy, at the special meeting is required to adjourn the special meeting, if necessary, to solicit additional proxies.

The adoption and approval of the Merger Agreement by NBOH will require the affirmative vote of the holders of at least [1,488,063] NBOH common shares, which is two-thirds of the NBOH common shares outstanding and entitled to vote at the NBOH special meeting. A quorum, consisting of the holders of [1,116,047] of the outstanding NBOH common shares, must be present in person or by proxy at the NBOH special meeting before any action, other than the adjournment of the special meeting, can be taken. The affirmative vote of the holders of a majority of the NBOH common shares represented, in person or proxy, at the special meeting is required to adjourn the special meeting, if necessary, to solicit additional proxies.

As of [                    ], 2015, directors of Farmers owned an aggregate of 355,276 Farmers common shares, an amount equal to approximately 1.93% of the outstanding Farmers common shares. As of the same date, directors of NBOH beneficially owned an aggregate of [544,329] NBOH common shares, an amount equal to approximately [24.2]% of the outstanding NBOH common shares.

All directors and executive officers of Farmers have indicated that they will vote in favor of the adoption and approval of the Merger Agreement, although none of them have entered into formal commitments. Certain of the directors of NBOH, who, collectively, beneficially own 535,729 NBOH common shares, entered into the Voting Agreements, pursuant to which they are required, up to a collective maximum of 19.9% of NBOH’s outstanding common shares and subject to certain other terms and conditions, to vote their shares in favor of the adoption and approval of the Merger Agreement. No non-director executive officer of NBOH nor any other NBOH shareholder included in the table on page [        ] of this joint proxy statement/prospectus has executed a voting agreement with Farmers nor has any such person committed to Farmers or NBOH that such person will vote in favor of any of the matters being presented to the NBOH shareholders at the NBOH special meeting. Excluding such committed shares held by NBOH directors, the adoption and approval of the Merger Agreement will require the affirmative vote of the holders of at least [1,043,877] NBOH common shares, or [58.4]% of the non-committed outstanding shares.

As of the date of this joint proxy statement/prospectus, Farmers and its directors, executive officers and affiliates beneficially owned no NBOH common shares, and NBOH and its directors, executive officers and affiliates beneficially owned no Farmers common shares. Farmers Bank acts as trustee for [                ] Farmers common shares. FNB acts as trustee for no NBOH common shares. Farmers will vote the shares it holds as trustee with respect to which it has voting power in accordance with its fiduciary duties at the time of the Farmers special meeting, but expects at this time that it will vote the shares in favor of all of the proposals presented for a vote.

Recommendation to NBOH shareholders (page     )

The board of directors of NBOH approved the Merger Agreement by a vote of eight to two. The board of directors of NBOH believes that the Merger is in the best interests of NBOH and its shareholders, and, as a result, the board of directors recommend that NBOH shareholders vote “FOR” the adoption and approval of the Merger Agreement and “FOR” the proposal to adjourn the special meeting, if necessary and appropriate, to solicit additional proxies.

In reaching this decision, the board of directors of NBOH considered many factors, which are described in the section captioned “THE MERGER – Background of the Merger” and “THE MERGER – NBOH’s Reasons for the Merger” beginning on page          and page         , respectively, of this joint proxy statement/prospectus.

Opinion of NBOH’s Financial Advisor (page     )

In connection with the Merger, NBOH’s financial advisor, Boenning & Scattergood, Inc. (“Boenning”), delivered a written opinion, dated January 27, 2015, to the NBOH board of directors as to the fairness, from a financial point of view, of the Merger consideration in the Merger to be received by the holders of NBOH common shares. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning in preparing the opinion, is attached as Annex C to this document. The opinion was for the information of, and was directed to, the NBOH board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion did not address the underlying business decision of NBOH to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the NBOH board in connection with the Merger, and it does not constitute a recommendation to any holder of NBOH common shares or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter.

Recommendation to Farmers shareholders (page     )

The board of directors of Farmers unanimously approved the Merger Agreement. The board of directors of Farmers believes that the Merger is in the best interests of Farmers and its shareholders, and, as a result, the directors unanimously recommend that Farmers shareholders vote “FOR” the adoption and approval of the Merger Agreement, “FOR” the approval of the issuance of up to [                    ] common shares in connection with the Merger, and “FOR” the proposal to adjourn the special meeting, if necessary and appropriate, to solicit additional proxies.

In reaching this decision, the board of directors of Farmers considered many factors which are described in the section captioned “THE MERGER – Background of the Merger” and “THE MERGER – Farmers’ Reasons for the Merger” beginning on page     and page     , respectively, of this joint proxy statement/prospectus.

Opinion of Farmers’ Financial Advisor (page     )

At the request of Farmers’ board of directors on January 27, 2015, Sterne, Agee & Leach, Inc. (“Sterne Agee”) rendered its opinion that, as of January 27, 2015, from a financial point of view, the Merger consideration to be paid by Farmers pursuant to the Merger Agreement was fair, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion. The full text of Sterne Agee’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex D. The opinion was provided for the information of Farmers’ board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Merger and the opinion only addressed whether the Merger consideration to be paid by Farmers in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Farmers. The opinion did not address any other term or aspect of the Merger Agreement or the Merger contemplated thereby. The opinion does not constitute a recommendation to the board or to any holder of Farmers common shares as to how the board, such shareholder or any other person should vote or otherwise act with respect to the Merger or any other matter.

Material U.S. federal income tax consequences of the Merger (page     )

Farmers and NBOH intend that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and it is a condition to the obligation of NBOH to complete the Merger that it receives a legal opinion to that effect. If treated as a reorganization, for U.S. federal income tax purposes (i) no gain or loss will be recognized by Farmers or NBOH as a result of the Merger, (ii) NBOH shareholders will recognize gain (but not loss) in an amount not to exceed any cash received in exchange for NBOH common shares in the Merger (other than any cash received in lieu of a fractional Farmers common share, as discussed below under the section entitled “THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger – Cash in Lieu of Fractional Shares” beginning on page     ) and (iii) NBOH shareholders who exercise dissenters’ rights and receive solely cash in exchange for NBOH common shares in the Merger will, generally, recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares.

All NBOH shareholders should read carefully the description under the section captioned “THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page      of this joint proxy statement/prospectus and should consult their own tax advisors concerning these matters. All NBOH shareholders should consult their tax advisors as to the specific tax consequences of the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws.

Interests of directors and executive officers of NBOH (page     )

Officers and directors of NBOH have employment and other compensation agreements or economic interests that give them interests in the Merger that are somewhat different from, or in addition to, their interests as NBOH shareholders. These interests and agreements include:

•	two members of the NBOH board of directors (Mr. Smail and Mr. Wenger) will be appointed to the Farmers Board of Directors, and it is anticipated that Mr. Smail will serve as Vice Chairman of Farmers;

•	the acceleration of vesting of all outstanding stock options issued by NBOH, and all such stock options will be exchanged for an amount of cash equal to the positive difference between $32.15 and the exercise price per share of such NBOH stock option multiplied by the number of shares subject to such NBOH stock option;

•	continued employment that has been offered by Farmers to NBOH’s President and Chief Executive Officer, and will be offered to NBOH’s Vice President and Chief Financial Officer, and each other member of NBOH’s senior management team; and

•	rights of NBOH officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Each of Farmers’ and NBOH’s board of directors was aware of these interests and considered them in approving the Merger Agreement. See “THE MERGER – Interests of NBOH Directors and Executive Officers in the Merger” beginning on page      of this joint proxy statement/prospectus.

Dissenters’ rights of NBOH shareholders (page     )

Under Ohio law, NBOH shareholders who do not vote in favor of the adoption and approval of the Merger Agreement and deliver a written demand for payment for the fair cash value of their NBOH common shares prior to the NBOH special meeting, will be entitled, if and when the Merger is completed, to receive the fair cash value of their NBOH common shares. The right to make this demand is known as “dissenters’ rights.” NBOH shareholders’ right to receive the fair cash value of their NBOH common shares, however, is contingent upon strict compliance with the procedures set forth in Section 1701.85 of the OGCL. An NBOH shareholder’s failure to vote against the adoption and approval of the Merger Agreement will not constitute a waiver of such shareholder’s dissenters’ rights, so long as such shareholder does not vote in favor of the Merger Agreement or return an unmarked proxy card.

For additional information regarding dissenters’ rights, see “DISSENTERS’ RIGHTS” on page      of this joint proxy statement/prospectus and the complete text of Section 1701.85 of the OGCL attached to this joint proxy statement/prospectus as Annex A. If NBOH shareholders should have any questions regarding dissenters’ rights, such shareholders should consult with their own legal advisers.

Certain differences in shareholder rights (page     )

When the Merger is completed, NBOH shareholders (other than those exercising dissenters’ rights or receiving only cash) will receive Farmers common shares and, therefore, will become Farmers shareholders. As Farmers shareholders, the former NBOH shareholders’ rights will be governed by Farmers’ Amended Articles of Incorporation and Regulations, as well as Ohio law. Notably, NBOH shareholders will own less of the combined company and as such will have decreased voting power. For a summary of significant differences, see “COMPARISON OF CERTAIN RIGHTS OF NBOH AND FARMERS SHAREHOLDERS” beginning on page of this joint proxy statement/prospectus.

Regulatory approvals required for the Merger (page     )

The Merger cannot be completed until Farmers receives necessary regulatory approvals, which include the approval of the Federal Reserve and the approval of the OCC. Farmers [has/has not yet] received such approval to consummate the Merger from the OCC and the Federal Reserve.

Conditions to the Merger (page     )

As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on the adoption and approval of the Merger Agreement by Farmers’ and NBOH’s shareholders and receipt of the required regulatory approvals, in addition to satisfaction of, or where legally permissible, waiver of, other customary conditions. Although Farmers and NBOH anticipate the closing of the Merger will occur in the second quarter of 2015, neither Farmers nor NBOH can be certain when, or if, the conditions to the Merger will be satisfied or, where permissible, waived, or that the Merger will be completed. See “THE MERGER AGREEMENT – Conditions to Consummation of the Merger” beginning on page      of this joint proxy statement/prospectus.

Termination; Termination Fee (page     )

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the Merger by NBOH shareholders:

•	by mutual written consent of Farmers and NBOH;

•	by either party, if a required governmental approval is denied by final, non-appealable action, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the transactions contemplated by the Merger Agreement;

•	by either Farmers or NBOH, if the Merger has not closed on or before January 27, 2016, unless the failure to close by such date is due to the terminating party’s failure to observe the covenants and agreements of such party set forth in the Merger Agreement;

•	by either Farmers or NBOH, if there is a breach by the other party of any of its covenants or agreements or any of its representations or warranties that would, either individually or in the aggregate with other breaches by such party, result in, if occurring or continuing on the closing date, the failure of the conditions of the terminating party’s obligation to complete the Merger and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement);

•	by Farmers, if at any time prior to the effective time of the Merger, NBOH’s board of directors has (1) failed to recommend to the shareholders of NBOH that they vote to approve the Merger Agreement, (2) changed its recommendation with respect to the Merger Agreement, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, certain acquisition proposals other than the Merger agreement, whether or not permitted by the Merger Agreement, or has resolved to do the same, or (3) failed to substantially comply with its non-solicitation obligations or its obligations to recommend to the NBOH shareholders the adoption of the Merger proposal and call a shareholder meeting for that purpose;

•	by Farmers, if a tender offer or exchange offer for 15% or more of the outstanding NBOH common shares is commenced (other than by Farmers or a subsidiary of Farmers), and NBOH’s board of directors recommends that the shareholders of NBOH tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within ten business days; or

•	by either Farmers or NBOH, if the NBOH shareholders do not vote to approve the Merger Agreement at a duly held shareholders meeting (including any adjournment or postponement of such meeting) or the Farmers shareholders do not vote to approve the merger agreement at a duly held shareholders meeting (including any adjournment or postponement of such meeting).

If the Merger Agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals, NBOH may be required to pay Farmers a termination fee of $2.5 million. See “THE MERGER AGREEMENT – Termination; Termination Fee” beginning on page [    ].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR FARMERS

The following table summarizes financial results achieved by Farmers for the periods and at the dates indicated and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Farmers’ Consolidated Financial Statements and the notes to the Consolidated Financial Statements contained in reports that Farmers has previously filed with the SEC. Historical financial information for Farmers can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The selected operating data presented below are not necessarily indicative of the results that may be expected for future periods. See “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past periods noted below indicate results for any future period.

The information below has been derived from Farmers’ Consolidated Financial Statements.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF

FARMERS NATIONAL BANC CORP.

	At December 31,
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010
Selected Financial Data:
Total assets	$1,136,967	$1,137,326	$1,139,695	$1,067,871	$982,751
Loans, net of allowance for loan losses (1)	656,220	623,116	578,963	561,986	581,060
Allowance for loan losses	7,632	7,568	7,629	9,820	9,307
Securities available for sale	389,829	422,985	464,088	400,029	314,347
Goodwill and other intangible assets	8,813	10,343	6,032	6,441	6,920
Total deposits	915,703	915,216	919,009	840,125	761,050
FHLB borrowings	28,381	19,822	10,359	11,134	24,544
Total stockholders’ equity	123,560	113,007	120,792	114,445	88,048

	For the year ended December 31,
	2014	2013	2012	2011	2010
Selected Operating Data:
Total interest income	$40,915	$40,959	43,110	44,434	48,365
Total interest expense	4,579	5,063	6,212	7,837	10,998

Net interest income	36,336	35,896	36,898	36,597	37,367
Provision for loan losses	1,880	1,290	725	3,650	8,078

Net interest income after provision for loan losses	34,456	34,606	36,173	32,947	29,289
Total non-interest income	15,303	13,914	12,578	12,539	13,210
Total non-interest expense	38,162	39,057	35,764	33,728	30,964

Income before income tax expense	11,597	9,463	12,987	11,758	11,535
Income tax expense	2,632	1,683	3,055	2,540	2,544

Net income	$8,965	$7,780	$9,932	$9,218	$8,991

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF

FARMERS NATIONAL BANC CORP.

	At or For the Years Ended December 31,
	2014	2013	2012	2011	2010
Selected Operating Ratios and Other Data:
Performance Ratios:
Return on average assets	0.79%	0.68%	0.89%	0.89%	0.87%
Return on average equity	7.45%	6.66%	8.42%	8.76%	10.46%
Average interest rate spread (tax equivalent) (2)	3.48%	3.47%	3.66%	3.90%	3.98%
Net interest margin (tax equivalent)	3.59%	3.58%	3.76%	4.01%	4.10%
Non-interest expense/average assets	3.34%	3.42%	3.20%	3.26%	3.00%
Efficiency ratio	70.24%	74.82%	69.94%	67.14%	61.10%

Capital Ratios:
Total risk based capital (to risk-weighted assets)	16.48%	16.26%	17.35%	17.43%	13.99%
Tier 1 risk based capital (to risk weighted assets)	15.43%	15.19%	16.18%	16.16%	12.73%
Tier 1 leverage (core) capital (to average tangible assets)	10.03%	9.36%	9.54%	9.50%	7.65%
Equity to total assets	10.87%	9.94%	10.60%	10.72%	9.00%

Asset Quality Ratios:
Nonperforming assets/total assets	0.76%	0.81%	0.75%	1.09%	0.96%
Non-performing loans/total loans	1.28%	1.44%	1.40%	1.93%	1.51%
Allowance for loan losses/nonperforming loans	89.99%	83.25%	93.01%	89.19%	104.56%
Allowance for loan losses as a percent of loans	1.15%	1.20%	1.30%	1.72%	1.58%

Share Data:
Basic earnings per common share	$0.48	$0.41	$0.53	$0.50	$0.66
Diluted earnings per common share	0.48	0.41	0.53	0.50	0.66
Dividends per common share	0.12	0.12	0.18	0.12	0.12
Book value per share	6.71	6.02	6.43	6.10	6.45
Market price at year end	8.35	6.55	6.20	4.95	3.62
Weighted average common shares outstanding – basic	18,674,526	18,773,491	18,791,843	18,271,580	13,563,734
Weighted average common shares outstanding – diluted	18,675,416	18,773,491	18,791,843	18,271,580	13,563,734

Note: All performance ratios are based on average balance sheet amounts where applicable.

(1)	Loans do not include loans held for sale, which are not material.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR NBOH

The following table summarizes financial results achieved by NBOH for the periods and at the dates indicated and should be read in conjunction with “INFORMATION ABOUT NBOH – NBOH Management’s Discussion and Analysis of Results of Operations and Financial Condition,” and NBOH’s Consolidated Financial Statements and the notes to the Consolidated Financial Statements included in this joint proxy statement/prospectus. The selected operating data presented below are not necessarily indicative of the results that may be expected for future periods. You should not assume the results of operations for past periods noted below indicate results for any future period.

The information below has been derived from NBOH’s Consolidated Financial Statements.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF

NATIONAL BANCSHARES CORPORATION

	At December 31,
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010
Selected Financial Data:
Total assets	$529,599	$476,241	$440,834	$406,086	$374,096
Loans, net of allowance for loan losses (1)	398,582	324,355	265,539	213,952	190,685
Allowance for loan losses	4,063	3,872	3,400	3,163	2,585
Securities available for sale	77,865	93,751	121,650	150,175	138,033
Total deposits	418,332	386,550	367,069	340,664	309,134
Borrowings	54,505	39,065	23,633	18,168	23,471
Total stockholders’ equity	52,530	46,582	45,321	42,745	38,981

	For the year ended December 31,
	2014	2013	2012	2011	2010
Selected Operating Data:
Total interest income	$18,640	$16,608	$15,989	$15,413	$15,501
Total interest expense	1,500	1,596	1,762	2,050	3,219

Net interest income	17,140	15,012	14,227	13,363	12,282
Provision for loan losses	299	602	1,374	600	2,229

Net interest income after provision for loan losses	16,841	14,410	12,853	12,763	10,053
Total non-interest income	2,935	2,898	2,897	3,032	3,190
Total non-interest expense	11,637	11,976	12,388	12,739	11,847

Income before income tax expense	8,139	5,332	3,362	3,056	1,396
Income tax expense	2,235	1,217	551	444	71

Net income	$5,904	$4,115	$2,811	$2,612	$1,325

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF

NATIONAL BANCSHARES CORPORATION

	At or For the Years Ended December 31,
	2014	2013	2012	2011	2010
Selected Operating Ratios and Other Data:
Performance Ratios:
Return on average assets	1.23%	0.88%	0.65%	0.66%	0.35%
Return on average equity	12.62%	8.97%	6.39%	6.39%	3.34%
Net interest rate spread (2)	3.64%	3.51%	3.54%	3.70%	3.43%
Net interest margin	3.76%	3.65%	3.69%	3.86%	3.66%
Non-interest expense/average assets	2.29%	2.57%	2.84%	3.20%	3.11%
Efficiency ratio	55.67%	63.76%	68.62%	73.93%	73.60%

Capital Ratios:
Total risk based capital (to risk weighted assets) (3)	12.65%	12.29%	12.53%	13.85%	13.59%
Tier 1 risk based capital (to risk weighted assets) (3)	11.59%	11.17%	11.37%	12.60%	12.46%
Tier 1 leverage (core) capital (to tangible assets) (3)	8.46%	8.23%	7.59%	7.78%	7.46%
Equity to total assets	9.92%	9.78%	10.28%	10.53%	10.42%

Asset Quality Ratios:
Nonperforming assets/total assets	0.33%	0.26%	0.47%	0.99%	1.31%
Nonperforming loans/total loans	0.26%	0.14%	0.44%	1.85%	2.51%
Allowance for loan losses/nonperforming loans	385.12%	838.10%	284.28%	78.82%	53.19%
Allowance for loan losses as a percent of loans	1.01%	1.18%	1.26%	1.46%	1.34%

Share Data:
Basic earnings per common share	$2.65	$1.85	$1.27	$1.18	$0.60
Diluted earnings per common share	2.62	1.85	1.27	1.18	0.60
Dividends per common share	0.40	0.32	0.32	0.32	0.32
Tangible Book value per share	23.57	20.94	20.42	19.31	17.67
Market price at year end	22.60	21.94	15.20	14.60	13.00
Weighted average common shares outstanding – basic	2,225,236	2,223,026	2,217,690	2,211,508	2,205,973
Weighted average common shares outstanding – diluted	2,250,954	2,227,242	2,220,047	2,211,508	2,205,973

(1)	Loans do not include loans held for sale, which are not material.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Capital ratios are calculated at the FNB level.

SUMMARY SELECTED PRO FORMA CONDENSED COMBINED DATA

The following table shows selected financial information on a pro forma combined basis giving effect to the Merger (which is known as “pro forma” information) as if the Merger had become effective as of the date presented, in the case of the balance sheet information, and at the beginning of the period presented, in the case of the income statement information. The pro forma information reflects the acquisition method of accounting.

Farmers anticipates that the Merger will provide the combined company with financial benefits that include reduced operating expenses and greater revenue. The pro forma information, while helpful in illustrating the financial characteristics of Farmers following the Merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of Farmers would have been had the companies been combined during these periods.

The exchange ratio of 4.034 was used in preparing this selected pro forma information. You should read this summary pro forma information in conjunction with the information under “Unaudited Pro Forma Condensed Combined Consolidated Financial Information Related to the Merger” and with the historical information in this document on which it is based.

At December 31, 2014
(In thousands)
Pro forma combined balance sheet data:
Total assets	$1,665,968
Loans, net	1,055,426
Deposits	1,334,612
Total shareholders’ equity	174,915

Year Ended December 31, 2014
(In thousands)
Pro forma combined balance sheet data:
Interest income	$59,857
Interest expense	5,848

Net interest income	54,009
Provision for loan losses	2,179

Net interest income after provision for loan losses	51,830
Non-interest income	18,238
Non-interest expense	50,645

Income before income taxes	19,423
Provision for income taxes	4,757

Net income	$14,666

Pro forma per share data:
Basic earnings	$0.57
Diluted earnings	$0.57

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

FINANCIAL INFORMATION RELATING TO THE MERGER

The unaudited pro forma condensed combined consolidated financial information has been prepared using the acquisition method of accounting, giving effect to the proposed Merger. The unaudited pro forma condensed combined consolidated balance sheet combines the historical financial information of Farmers and NBOH as of December 31, 2014, and assumes that the Merger was completed on that date. The unaudited pro forma condensed combined consolidated income statement combines the historical financial information of Farmers and NBOH and give effect to the Merger as if it had been completed as of January 1, 2014. The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition had the Merger been completed on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The financial information should be read in conjunction with the accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information. Certain reclassifications have been made to NBOH’s historical financial information in order to conform to Farmers’ presentation of financial information.

The actual value of Farmers common shares to be recorded as consideration in the Merger will be based on the closing price of Farmers common shares at the time of the Merger completion date. The proposed Merger is expected to be completed in the second quarter of 2015, but there can be no assurance that the Merger will be completed as anticipated. For purposes of the pro forma financial information, NBOH’s outstanding shares, as of January 26, 2015 in the amount of 2,230,494, were used and the fair value of Farmers common shares to be issued in connection with the Merger was based on FMNB’s closing price of $7.50 as of January 26, 2015.

The pro forma financial information includes estimated adjustments, including adjustments to record assets and liabilities of NBOH at its fair value, and represents the pro forma estimates by Farmers based on available fair value information as of the date of the Merger Agreement. In some cases, where noted, more recent information has been used to support estimated adjustments in the pro forma financial information.

The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities, and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for the Merger will be determined after it is completed and after completion of thorough analyses to determine the fair value of NBOH’s tangible and identifiable intangible assets and liabilities as of the date the Merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma condensed combined consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Farmers’ statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to NBOH’s shareholders’ equity, including results of operations from December 31, 2014, through the date the Merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

Farmers anticipates that the Merger will provide the combined company with financial benefits that include reduced operating expenses. Farmers expects to realize cost savings of approximating 25% of the anticipated non-interest expense of NBOH. These cost savings are not included in these pro forma statements and there can be no assurance that expected cost savings will be realized. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

The unaudited pro forma condensed combined consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Farmers and NBOH, which, in the case of Farmers, are incorporated in this joint proxy statement/prospectus by reference and, in the case of NBOH, included in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page [    ].

The unaudited pro forma shareholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Farmers’ common shares or the actual or future results of operations of Farmers for any period. Actual results may be materially different than the pro forma information presented.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

December 31, 2014	Farmers	NBOH	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Notes
	(In thousands)
Assets:
Cash and cash equivalents	$27,428	$28,901			$56,329
Securities available for sale	389,829	77,865		(19,327)	448,367	A
Loans held for sale	511	479			990
Loans	663,852	402,645		(3,439)	1,063,058	B
Allowance for Loan Losses	(7,632)	(4,063)		4,063	(7,632)	C

Net Loans	656,220	398,582		624	1,055,426
Premises and equipment, net	17,049	8,837		(873)	254,013	D
Bank owned life insurance	16,367	2,856			19,223
Goodwill	5,591	4,723		15,387	25,701	E
Other intangibles	3,222	0		5,154	8,376	F
Other assets	20,750	7,356		(1,563)	26,543	G,H

Total assets	$1,136,967	$529,599		$(598)	$1,665,968

Liabilities and Shareholders’ Equity:
Deposits
Noninterest-bearing	$184,697	$111,718	$		$296,415
Interest-bearing	731,006	306,614		577	1,038,197	I

Total deposits	915,703	418,332		577	1,334,612
Short-term borrowings	59,136	16,505			75,641
Long-term borrowings	28,381	38,000			66,381
Accrued interest payable and other liabilities	10,187	4,232			14,419

Total liabilities	1,013,407	477,069		577	1,491,053

Shareholders’ equity:
Common stock	106,021	11,447		42,540	160,008	J
Additional paid-in-capital	0	5,005		(5,005)	0	K
Retained earnings	20,944	34,767		(37,399)	18,312	L
Accumulated other comprehensive income	1,093	2,506		(2,506)	1,093	M
Treasury stock	(4,498)	(1,195)		1,195	(4,498)	N

Total shareholders’ equity	123,560	52,530		(1,175)	174,915

Total liabilities and shareholders’ equity	$1,136,967	$529,599		$(598)	$1,665,968

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2014	Farmers	NBOH	Pro forma Adjustments	Pro forma Combined	Notes
	(In thousands, except share and per share amounts)
Interest and dividend income:
Loans, including fees	$30,901	$15,974	$374	$47,249	O
Taxable securities	7,282	984	(72)	8,194	P
Tax exempt securities	2,523	1,609		4,132
Federal funds sold and other	209	73		282

Total interest income	40,915	18,640	302	59,857
Interest expense:
Deposits	4,008	1,284	(231)	5,061	Q
Borrowings	571	216		787

Total interest expense	4,579	1,500	(231)	5,848

Net interest income	36,336	17,140	533	54,009
Provision for loan losses	1,880	299		2,179

Net interest income after provision for loan Losses	34,456	16,841	533	51,830

Non-interest income:
Service charges on deposit accounts	2,627	1,319		3,946
Net increase from BOLI	459	68		527
Security gains	457	128		585
Trust fees	6,092	0		6,092
Insurance agency commissions	354	0		354
Retirement plan consulting fees	1,809	0		1,809
Net gains on sale of loans	358	672		1,030
Investment commissions	1,026	0		1,026
Other operating income	2,121	748		2,869

Total non-interest income	15,303	2,935		18,238

Noninterest expense:
Salaries and employee benefits	20,878	6,244		27,122
Occupancy and equipment	4,505	1,481	(44)	5,942	D
Core processing charges	1,571	911		2,482
State and local taxes	878	359		1,237
Professional fees	2,451	325		2,776
Advertising	1,112	281		1,393
Intangible amortization	767	0	890	1,657	R
FDIC insurance	733	255		988
Other operating expenses	5,267	1,781		7,048

Total noninterest expense	38,162	11,637	846	50,645

Income before income taxes	11,597	8,139	(313)	19,423
Income taxes	2,632	2,235	(110)	4,757	S

Net income	$8,965	$5,904	$(203)	$14,666

Basic earnings per common share:
Earnings per share	$0.48	$2.65		$0.57
Weighted average shares outstanding	18,674,526	2,225,236	4,973,014	25,872,776	T
Diluted earnings per common share:
Earnings per share	$0.48	$2.62		$0.57
Weighted average shares outstanding	18,675,416	2,250,954	4,947,296	25,873,666	T

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

As of December 31, 2014

(In thousands, except share and per share amounts)

Basis of Presentation

The unaudited pro forma condensed combined consolidated financial information has been prepared using the acquisition method of accounting giving effect to the Merger involving Farmers and NBOH, with Farmers as the accounting acquirer. The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position had the Merger been consummated at December 31, 2014 or the results of operations had the Merger been consummated at January 1, 2014, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The Merger, which is currently expected to be completed in the first half of 2015, provides for the issuance of 7,198,250 shares of Farmers common stock and cash consideration totaling $16.6 million which includes payout of 145,671 options with an average exercise price of $16.49. Based on NBOH’s 2,230,494 outstanding shares as of January 26, 2015, the 80% maximum stock conversion at the 4.034 exchange rate and Farmers’ closing stock price on January 26, 2015, the value of the aggregate Merger consideration would be approximately $70.6 million. Certain NBOH stock transactions may occur prior to close of the Merger which are not considered in the assumptions for these pro forma adjustments.

Under the acquisition method of accounting, the assets and liabilities of NBOH will be recorded at the respective fair values on the Merger date. The fair value on the Merger date represents management’s best estimates based on available information and facts and circumstances in existence on the Merger date. The pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined consolidated financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the Merger is completed. Adjustments may include, but not be limited to, changes in (1) the aggregate value of the Merger consideration paid if the price of Farmers common stock varies from the assumed $7.50 per share; (2) total Merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (3) the underlying values of assets and liabilities if market conditions differ from current assumptions. The following table sets forth the impact on the purchase price, as well as the goodwill generated, if the market price increased or decreased by 10%, 20% or 30% from the assumed market price of $7.50 per share.

	-30%	-20%	-10%	Base	10%	20%	30%
Assumed market price of Farmers common shares	$5.25	$6.00	$6.75	$7.50	$8.25	$9.00	$9.75
Purchase price (in thousands)	$54,414	$59,813	$65,212	$70,610	$76,009	$81,408	$86,806
Goodwill (in thousands)	$3,914	$9,312	$14,711	$20,110	$25,509	$30,907	$36,306

Estimated Merger and Integration Costs

The plan to integrate Farmers and NBOH’s operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. Farmers and NBOH are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems, attorneys and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of Farmers and NBOH’s employees, changing information systems, canceling contracts between Farmers or NBOH and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Farmers or NBOH. Farmers and NBOH expect to incur merger-related expenses including or related to system conversion costs, legal fees, accounting fees, investment banking fees, employee retention and severance agreements, communications to customers, and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred. Farmers estimates Merger-related costs to total approximately $3.5 million on an after-tax basis. A significant portion of such costs are expected to be incurred in the years ending December 31, 2015. Merger costs are expected to have no material impact on the combined company’s liquidity, while merger costs specifically related to a reduction in staff levels, termination of contracts, and a reduction in operating space requirements are expected to lower operating expenses and therefore improve earnings in future periods. Farmers’ statements regarding its estimated Merger and integration costs and any cost savings that may be achieved are forward-looking statements, should not be relied upon, and are not reflected in the accompanying pro forma financial information.

Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited condensed combined consolidated financial statements presented for Farmers and NBOH. All taxable adjustments were calculated using a 35% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change. The adjustments are presented in thousands, with the exception of per share amounts.

A – Adjustments to available for sale securities: Farmers expects to sell investment securities available for sale to provide cash for buyer and seller deal expenses and for purposes of cashing out stock options.

To reflect estimated seller after-tax deal expenses	$(870)
To reflect estimated buyer after-tax deal expenses	(2,632)
To reflect cash consideration of NBOH outstanding shares	(14,342)
To reflect cash consideration of 145,671 options outstanding	(2,281)
To reflect tax benefit of stock options	798

$(19,327)

B – Loans, including loans held for sale, net of deferred fees and costs were adjusted to reflect the estimated fair value of NBOH’s portfolio, including consideration of credit, liquidity and interest rates resulting in a discount on NBOH’s portfolio.

C – To remove NBOH’s allowance at Merger date as the credit risk is contemplated in the fair value adjustment in B above.

D – Adjustment to reflect estimated fair value of acquired premises and equipment based on third party estimates. Premises and equipment were adjusted to remove NBOH’s purchase accounting adjustment on buildings related to a previous acquisition. The adjustment will be accreted into income over the useful life of the premises.

E – Adjustment to goodwill

To eliminate NBOH goodwill	$(4,723)
To reflect the creation of goodwill related to the merger	20,110

Net adjustment	$15,387

F – Preliminary estimated fair value of the core deposit intangible to be recorded calculated at 1.5% of NBOH’s non-time deposits. The acquired core deposit intangible will be amortized over 10 years using the sum-of-the-years-digits method. The actual amount of such core deposit intangible asset will be determined at the completion of the transaction and will be based on an independent third party appraisal.

G – Adjustment to current and deferred income taxes based on the pro forma fair value adjustments of acquired assets and assumed liabilities and on a calculation of future tax benefits.

Adjustment to loans fair value	(3,439)
Adjustment to allowance for loan losses	4,063
Adjustment to foreclosed assets	(74)
Adjustment to premises and equipment	(873)
Adjustment to core deposit intangible	5,154
Adjustment to deposits	(577)

Subtotal for fair value adjustments	$4,254

Calculated deferred taxes at Farmers’ estimated statutory rate 35%	$(1,489)

H – Negative adjustment of $74 to reflect the estimated fair value of foreclosed and repossessed assets based on third party estimates adjusted for estimated costs to sell. Subsequent to the completion of the transaction, Farmers will finalize its determination of the fair value of the acquired foreclosed and repossessed property which could significantly change the estimated purchase accounting adjustments.

I – Adjustments to the fair value of time deposits to reflect the current market rate of interest for similar products. The adjustment will be accreted into income over the estimated lives of the deposits.

J – Adjustment to common shares

To eliminate NBOH common shares	$(11,447)
To reflect issuance of FMNB common shares to NBOH shareholders	53,987

Net adjustment	$42,540

K – NBOH’s additional paid-in-capital of $5,005 was eliminated.

L – Adjustments to retained earnings

To eliminate NBOH historical retained earnings	$(34,767)
Estimated buyer after-tax merger expenses	(2,632)

Net adjustment	$(37,399)

M – To reflect the elimination of NBOH other comprehensive income.

N – To reflect the elimination of NBOH treasury stock.

O – Farmers has evaluated the acquired loan portfolio to estimate the necessary interest rate and credit risk fair value adjustments. Subsequently, the fair value adjustment will be accreted into earnings using the level yield method. For purposes of the pro forma impact, the net discount accretion was estimated using a period of 4.6 years.

P – Adjustment to reflect lost interest due to sale of securities to provide cash for the transaction.

Q – Adjustment to reflect the estimated fair value of time deposits based on the current market rate of interest for comparable deposits. The fair value adjustment will be accreted into earnings as a reduction of the cost of funds over 1.2 years.

R – Adjustment to amortize the acquired core deposit intangible asset over 10 years by the sum of the years’ digits method

S – Adjustment to reflect the income tax effect of pro forma adjustments at NBOH’s assumed income tax rate of 35%.

T – Preliminary Purchase Accounting Allocation: The unaudited pro forma condensed combined financial information reflects the issuance of 7,198,250 of Farmers common shares totaling $54.0 million and cash consideration totaling $16.6 million for a total consideration of $70.6 million. The Merger will be accounted for using the acquisition method of accounting: accordingly Farmers cost to acquire NBOH will be allocated to the assets (including identifiable intangible assets) and liabilities of NBOH at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values as summarized in the following table:

To reflect goodwill created, net of tax

Fair value of consideration	$70,610

Fair value of assets acquired:
Cash and due from financial institutions	$28,901
Securities available for sale	77,865
Net loans	399,206
Loans held for sale	479
Premises and equipment	7,964
Bank owned life insurance	2,856
Core deposit intangible	5,154
Other assets	6,591

Total assets	$529,016

Fair value of liabilities assumed:
Deposits	418,909
Short-term borrowings	16,505
Long-term borrowings	38,000
Accrued interest payable and other liabilities	5,102

Total liabilities	$478,516

Net assets acquired	50,500
Goodwill created	20,110

Total net assets acquired	$70,610

UNAUDITED COMPARATIVE PER SHARE DATA

The following table summarizes selected share and per share information about Farmers and NBOH giving effect to the Merger (which is referred to as “pro forma” information). The data in the table should be read together with the financial information and the financial statements of Farmers and NBOH incorporated by reference or included in this joint proxy statement/prospectus. The pro forma information is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the Merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period.

The information about book value per share and shares outstanding assumes that the Merger took place as of the dates presented and is based on the assumptions set forth in the preceding unaudited pro forma condensed combined consolidated balance sheet. The information about dividends and earnings per share assumes that the Merger took place as of the periods presented and is based on the assumptions set forth in the preceding unaudited pro forma condensed combined consolidated income statement. No pro forma adjustments have been included to reflect potential effects of the Merger related to integration expenses, cost savings or operational synergies which are expected to be obtained by combining the operations of Farmers and NBOH, or the costs of combining the companies and their operations. It is further assumed that Farmers will pay a cash dividend after the completion of the Merger at the annual rate of $0.12 per common share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Farmers will pay dividends following the completion of the Merger or that dividends will not be reduced in the future.

	Farmers Historical	NBOH Historical	Pro Forma Combined(1)(2)(3)	Equivalent Pro Forma NBOH(4)
Basic Net Income Per Common Share
Year Ended December 31, 2014	$0.48	$2.65	$0.57	$2.30
Diluted Net Income Per Common Share
Year Ended December 31, 2014	$0.48	$2.62	$0.57	$2.30
Dividends Declared Per Common Share
Year Ended December 31,2014	$0.12	$0.40	$0.12	$0.48
Book Value Per Common Share
December 31, 2014	$6.71	$23.57	$6.83	$27.55

(1)	The pro forma combined book value per Farmers common share is based on the pro forma combined common shareholders’ equity for the merged entities divided by total pro forma common shares of the combined entities.
(2)	Pro forma dividends per share represent Farmers historical dividends per common share.
(3)	The pro forma combined diluted net income per Farmers common share is based on the pro forma combined diluted net income for the merged entities divided by total pro forma diluted common shares of the combined entities.
(4)	Represents the Pro Forma Combined information multiplied by the 4.034 exchange ratio.

MARKET PRICE AND DIVIDEND INFORMATION

Farmers’ common shares are traded on the Nasdaq under the symbol “FMNB.” NBOH’s common shares are traded on the OTCQX marketplace under the symbol “NBOH.” The OTCQX marketplace is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities.

A summary of the high and low prices of and cash dividends paid on NBOH and Farmers common shares for the first quarter of 2015 and for the fiscal years ending 2014 and 2013 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

	High			NBOH Low			Dividends	High	Farmers Low	Dividends
2015
First Quarter (through March )	$	[ .	]	$	[ .	]	$0.10	$8.45	$7.09	$0.03
2014
First Quarter		$20.96			$19.07		$0.10	$7.75	$6.53	$0.03
Second Quarter		21.41			19.32		0.10	7.89	7.35	0.03
Third Quarter		22.55			20.82		0.10	8.71	7.10	0.03
Fourth Quarter		23.90			21.16		0.10	8.68	7.40	0.03
2013
First Quarter		$17.85			$14.67		$0.08	$6.90	$6.13	$0.03
Second Quarter		17.74			14.67		0.08	6.70	5.81	0.03
Third Quarter		18.58			17.39		0.08	6.58	6.10	0.03
Fourth Quarter		24.45			18.19		0.08	6.59	6.11	0.03

On January 26, 2015, the last trading day prior to the announcement of the Merger, the closing price of NBOH’s common shares was $23.00. The information presented in the following table reflects the last reported sale prices per share of Farmers’ common shares as of January 26, 2015, the last trading day preceding our public announcement of the Merger, and on [                    ], 2015, the last practicable day for which information was available prior to the date of this joint proxy statement/prospectus. The table also presents the equivalent market value per NBOH common share on January 26, 2015, and [                    ], 2015, determined by multiplying the share price of a Farmers common share on such dates by the exchange ratio of 4.034. No assurance can be given as to what the market price of Farmers’ common shares will be if and when the Merger is consummated.

	Farmers Common Shares		Equivalent Price Per NBOH Common Share
January 26, 2015		$7.50		$30.26
[ ], 2015	$		$

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “FORWARD-LOOKING STATEMENTS” commencing on page     , you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. The following is a discussion of the most significant factors that make an investment in Farmers common shares speculative or risky, but does not purport to present an exhaustive description of such risks. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

Risks Related to the Merger

The market value of Farmers common shares you receive in the Merger may decrease if there are fluctuations in the market price of Farmers’ common shares following the Merger.

Under the terms of the Merger Agreement, shareholders of NBOH will be entitled to receive from Farmers, after the Merger is completed, Merger consideration payable in the form of cash and Farmers common shares to be calculated as set forth in the Merger Agreement. At the Effective Time of the Merger, each NBOH common share will be converted into the right to receive: (i) 4.034 Farmers common shares, or (ii) $32.15 in cash, subject to adjustment under certain circumstances set forth in the Merger Agreement.

Farmers will not issue any fractional shares of common shares in connection with the Merger. Instead, each holder of NBOH common shares who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all shares of NBOH common shares owned by such holder at the effective time of the Merger) will receive cash, without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled multiplied by the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by the Nasdaq for the five (5) trading days trading days immediately preceding the effective date of the Merger.

Any change in the market price of Farmers common shares prior to the completion of the Merger will affect the market value of the Merger consideration that NBOH shareholders will receive following completion of the Merger. Stock price changes may result from a variety of factors that are beyond the control of Farmers and NBOH, including but not limited to general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the NBOH special meeting, NBOH shareholders will not know the precise market value of the consideration they will receive at the effective time of the Merger. NBOH shareholders should obtain current sale prices for Farmers common shares before voting their shares at the NBOH special meeting.

Farmers could experience difficulties in managing its growth and effectively integrating the operations of NBOH.

The earnings, financial condition and prospects of Farmers after the Merger will depend in part on Farmers’ ability to integrate successfully the operations of NBOH and FNB, and to continue to implement its own business plan. Farmers may not be able to fully achieve the strategic objectives and projected operating efficiencies anticipated in the Merger. The costs or difficulties relating to the integration of NBOH and FNB with the Farmers organization may be greater than expected or the cost savings from any anticipated economies of scale of the combined organization may be lower or take longer to realize than expected. Inherent uncertainties exist in integrating the operations of any acquired entity, and Farmers may encounter difficulties, including, without limitation, loss of key employees and customers, and the disruption of its ongoing business or possible inconsistencies in standards, controls, procedures and policies. These factors could contribute to Farmers not fully achieving the expected benefits from the Merger.

The Merger Agreement limits NBOH’s ability to pursue alternatives to the Merger with Farmers, may discourage other acquirers from offering a higher valued transaction to NBOH and may, therefore, result in less value for the NBOH shareholders.

The Merger Agreement contains a provision that, subject to certain limited exceptions, prohibits NBOH from soliciting, negotiating, or providing confidential information to any third party relating to any competing proposal to acquire NBOH or FNB.

In addition, if (a) Farmers terminates the Merger Agreement due to NBOH’s acceptance of another acquisition proposal, failure to recommend to the shareholders adoption of the Merger Agreement, or NBOH’s breach of the Merger Agreement’s prohibition on solicitation of other acquisition proposals, or, (b) NBOH terminates the Merger Agreement with the intention of entering into or accepting an alternate, superior proposal, then, in the case of either (a) or (b) above, NBOH shall pay to Farmers $2.5 million. The requirement that NBOH make such a payment could discourage another company from making a competing proposal.

The fairness opinions of Farmers’ and NBOH’s respective financial advisors do not reflect changes in circumstances subsequent to the date of such opinions.

Each of the NBOH and Farmers boards of directors received an opinion, dated January 27, 2015, from NBOH’s and Farmers’ respective financial advisor as to the fairness of the Merger consideration from a financial point of view as of the date of such opinion. Subsequent changes in the operation and prospects of NBOH or Farmers, general market and economic conditions and other factors that may be beyond the control of NBOH or Farmers may significantly alter the value of NBOH or Farmers or the prices of the NBOH common shares or the Farmers common shares by the time the Merger is completed. The opinions do not address the fairness of the Merger consideration from a financial point of view at the time the Merger is completed, or as of any other date other than the date of such opinions. The opinion of NBOH’s financial advisor is attached as Annex D to this joint proxy statement/prospectus, and the opinion of Farmers’ financial advisor is attached as Annex E. For a description of the opinions, see “THE MERGER – Opinion of NBOH’s Financial Advisor” on page [    ] and “THE MERGER – Opinion of Farmers’ Financial Advisor” on page [    ] of this joint proxy statement/prospectus.

Farmers and NBOH shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management of the combined organization.

The Merger will dilute the ownership position of Farmers’ shareholders and result in NBOH’s shareholders having an ownership stake in the combined company that is smaller than their current stake in NBOH. Upon completion of the Merger, we estimate that continuing Farmers shareholders will own approximately 71.9% of the issued and outstanding common shares of the combined company, and former NBOH shareholders will own approximately 28.1% of the issued and outstanding common shares of the combined company. Consequently, Farmers shareholders and NBOH shareholders, as a general matter, will have less influence over the management and policies of the combined company after the effective time of the Merger than they currently exercise over the management and policies of Farmers and NBOH, respectively.

Failure to complete the Merger could negatively impact the value of NBOH’s shares and future businesses and financial results of Farmers and NBOH.

If the Merger is not completed, the ongoing businesses of Farmers and NBOH may be adversely affected, and Farmers and NBOH will be subject to several risks, including the following:

•	Farmers and NBOH will be required to pay certain costs relating to the Merger, whether or not the Merger is completed, such as legal, accounting, financial advisor and printing fees;

•	under the Merger Agreement, NBOH is subject to certain restrictions regarding the conduct of its business before completing the Merger, which may adversely affect its ability to execute certain of its business strategies; and

•	matters relating to the Merger may require substantial commitments of time and resources by Farmers and NBOH management, which could otherwise have been devoted to other opportunities that may have been beneficial to Farmers and NBOH as independent companies, as the case may be.

In addition, if the Merger is not completed, Farmers and NBOH may experience negative reactions from their respective customers and employees. Employees could resign and obtain other employment as a result of the potential Merger or a failed completion of the Merger. Farmers or NBOH also could be subject to litigation related to any failure to complete the Merger.

The Farmers common shares to be received by NBOH shareholders upon completion of the Merger will have different rights from NBOH common shares.

Upon completion of the Merger, NBOH shareholders will no longer be shareholders of NBOH but will instead become shareholders of Farmers, and their rights as shareholders of Farmers will be governed by the Ohio Revised Code and by Farmers’ Amended Articles of Incorporation and Amended Code of Regulations. The terms of Farmers’ Amended Articles of Incorporation and Amended Code of Regulations are in some respects materially different than the terms of NBOH’s Amended Articles of Incorporation and Code of Regulations. See “COMPARISON OF CERTAIN RIGHTS OF NBOH AND FARMERS SHAREHOLDERS” on page [    ] of this joint proxy statement/prospectus.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed.

The respective obligations of Farmers and NBOH to complete the Merger are subject to the fulfillment or written waiver of many conditions, including approval by the requisite vote of Farmers and NBOH shareholders, respectively, receipt of requisite regulatory approvals, absence of orders prohibiting completion of the Merger, effectiveness of the registration statement of which this document is a part, approval of the Farmers shares to be issued to NBOH for listing on the Nasdaq, the continued accuracy of the representations and warranties by both parties, and the performance by both parties of their covenants and agreements. See “THE MERGER AGREEMENT – Conditions to the Consummation of the Merger” on page [    ] of this joint proxy statement/prospectus. These conditions to the consummation of the Merger may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by January 27, 2016, either Farmers or NBOH may have the opportunity to choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after approval by the requisite vote of the NBOH shareholders. In addition, Farmers or NBOH may elect to terminate the Merger Agreement in certain other circumstances. See “THE MERGER AGREEMENT – Termination of the Merger Agreement” on page [    ] of this joint proxy statement/prospectus for a fuller description of these circumstances.

Risks Related to Farmers’ Business

You should read and consider risk factors specific to Farmers’ business that will also affect the combined company after the Merger, described in Farmers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed by Farmers with the SEC and incorporated by reference into this document. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page [    ] of this joint proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated herein by reference contain forward-looking statements, including statements about Farmers’, NBOH’s and the combined entity’s financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express Farmers’ and NBOH’s management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this joint proxy statement/prospectus and the documents incorporated herein by reference that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act, notwithstanding that such statements are not specifically identified.

In addition, certain statements may be contained in the future filings of Farmers and NBOH with the SEC, in press releases and in oral and written statements made by or with the approval of Farmers or NBOH that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•	statements about the benefits of the Merger between Farmers and NBOH, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger;

•	statements regarding plans, objectives and expectations of Farmers or NBOH or their respective management or boards of directors;

•	statements regarding future economic performance; and

•	statements regarding assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of Farmers and NBOH will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	revenues or earnings following the Merger may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the Merger on the proposed terms and schedule;

•	the failure of Farmers’ or NBOH’s shareholders to approve the Merger;

•	local, regional, national and international economic conditions and the impact they may have on Farmers and its customers and Farmers’ assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans and charge-offs;

•	material changes in the value of Farmers’ common shares;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking and securities) with which Farmers and NBOH must comply;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve;

•	legislation affecting the financial services industry as a whole, and/or Farmers and its subsidiaries, individually or collectively;

•	governmental and public policy changes; and

•	the impact on Farmers’ businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Additional factors that could cause Farmers’ and NBOH’s results to differ materially from those described in the forward-looking statements can be found in Farmers’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Farmers or NBOH or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Farmers and NBOH undertake no obligation to update any forward-looking statement.

THE SPECIAL MEETING OF SHAREHOLDERS OF NBOH

Time, Date and Place

This joint proxy statement/prospectus is being provided to NBOH shareholders in connection with the solicitation of proxies by the NBOH board of directors for use at the special meeting of shareholders to be held at [        .m., local time, on                     , 2015, at NBOH’s main office at 112 West Market Street, Orrville, Ohio 44667], including any adjournments of the special meeting.

This joint proxy statement/prospectus is also being furnished by Farmers to NBOH shareholders as a prospectus in connection with the issuance of Farmers common shares upon completion of the Merger.

Matters to be Considered

At the special meeting, the shareholders of NBOH will be asked to consider and vote upon the following matters:

•	a proposal to adopt and approve the Merger Agreement;

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement; and

•	any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The board of directors of NBOH is unaware of any other business to be transacted at the special meeting.

The board of directors of NBOH believes that the Merger with Farmers is in the best interests of NBOH shareholders and recommends that you vote (1) “FOR” the adoption and approval of the Merger Agreement and (2) “FOR” the proposal to adjourn the special meeting of NBOH shareholders, if necessary, to solicit additional proxies.

Record Date; Shares Outstanding and Entitled to Vote

The board of directors of NBOH has fixed the close of business on [                    ], 2015, as the record date for determining the NBOH shareholders who are entitled to notice of and to vote at the NBOH special meeting of shareholders. Only holders of NBOH common shares at the close of business on the record date will be entitled to notice of and to vote at the NBOH special meeting.

As of the close of business on [                    ], 2015, there were [2,232,094] NBOH common shares outstanding and entitled to vote at the special meeting. The NBOH common shares were held of record by approximately [        ] shareholders. Each NBOH common share entitles the holder to one vote on all matters properly presented at the special meeting.

Votes Required; Quorum

Under NBOH’s Amended Articles of Incorporation, as amended, the adoption and approval of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the NBOH common shares outstanding and entitled to vote at the special meeting. Approval of an adjournment of the special meeting requires the affirmative vote of the holders of a majority of NBOH’s common shares represented, in person or by proxy, at the special meeting.

As of [                    ], 2015, directors of NBOH beneficially owned an aggregate of [544,329] NBOH common shares, an amount equal to approximately [24.2]% of the outstanding NBOH common shares. Certain of the directors of NBOH entered into the Voting Agreements with Farmers pursuant to which they agreed, up to a collective maximum of 19.9% of NBOH’s outstanding common shares and subject to certain other terms and conditions, to vote their shares in favor of the adoption and approval of the Merger Agreement. As of the date of this joint proxy statement/prospectus, Farmers and its directors, executive officers and affiliates beneficially owned no NBOH common shares.

Your vote is important. The adoption and approval of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the NBOH common shares outstanding and entitled to vote at the NBOH special meeting. The proposal to approve adjournment of the NBOH special meeting, if necessary, to solicit additional proxies requires the affirmative vote of at least a majority of the NBOH common shares represented in person or by proxy at the NBOH special meeting. Brokers who hold NBOH common shares in “street name” for the beneficial owners cannot vote these NBOH common shares on any of the proposals without specific instructions from the beneficial owners. If you fail to return your proxy card or vote in person at the special meeting or if you mark “ABSTAIN” on your proxy card or ballot at the special meeting, or if your NBOH common shares are held in “street name” and you fail to instruct your broker how to vote, it will have the same effect as a vote “AGAINST” the adoption and approval of the Merger Agreement, but will have no effect on the other proposal.

A quorum, consisting of the holders of a majority of the outstanding NBOH common shares, must be present in person or by proxy at the NBOH special meeting before any action, other than the adjournment of the special meeting, can be taken. A properly executed proxy card marked “ABSTAIN” will be counted for purposes of determining whether a quorum is present.

The NBOH board of directors does not expect any matter other than the adoption and approval of the Merger Agreement and, if necessary, the approval of the adjournment of the special meeting to solicit additional proxies, to be brought before the NBOH special meeting. If any other matters are properly brought before the special meeting for consideration, NBOH common shares represented by properly executed proxy cards will be voted, to the extent permitted by applicable law, in the discretion of the persons named in the proxy card in accordance with their best judgment.

Solicitation and Revocation of Proxies

A proxy card accompanies each copy of this joint proxy statement/prospectus mailed to NBOH shareholders. Your proxy is being solicited by the board of directors of NBOH. Whether or not you attend the special meeting, the NBOH board of directors urges you to return your properly executed proxy card as soon as possible. If you return your properly executed proxy card prior to the special meeting and do not revoke it prior to its use, the NBOH common shares represented by that proxy card will be voted at the special meeting or, if appropriate, at any adjournment of the special meeting. NBOH’s common shares will be voted as specified on the proxy card or, in the absence of specific instructions to the contrary, will be voted “FOR” the adoption and approval of the Merger Agreement and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies.

If you have returned a properly executed proxy card, you may revoke it at any time before a vote is taken at the special meeting by:

•	filing a written notice of revocation with the Chief Financial Officer of NBOH, at 112 West Market Street, Orrville, Ohio 44667;

•	executing and returning another proxy card with a later date; or

•	attending the special meeting and giving notice of revocation in person.

Your attendance at the special meeting will not, by itself, revoke your proxy.

If you hold your NBOH common shares in “street name” through a broker, bank or other nominee, you must provide your broker, bank or nominee (the record holder of your common shares) with instructions on how to vote your common shares. Your broker, bank or other nominee will provide you with a proxy card and voting instructions. If you have instructed your broker, bank or other nominee to vote your common shares, you must follow the directions received from your broker, bank or other nominee to change or revoke your vote.

NBOH will bear its own cost of solicitation of proxies on behalf of the NBOH board of directors. Proxies will be solicited by mail, and may be further solicited by additional mailings, personal contact, telephone, facsimile or electronic mail, by directors, officers and employees of NBOH, none of whom will receive additional compensation for their solicitation activities. NBOH has also engaged [                    ], a proxy soliciting firm, to assist in the solicitation of proxies for a fee of $[        ], $[        ] per successful telephone contact with a shareholder, $[        ] for a telephone vote received and reimbursement of out-of-pocket expenses. NBOH will also pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations and other custodians, nominees and fiduciaries, who are record holders of NBOH common shares not beneficially owned by them, for forwarding this joint proxy statement/prospectus and other proxy solicitation materials to, and obtaining proxies from, the beneficial owners of NBOH common shares entitled to vote at the special meeting.

PROPOSALS SUBMITTED TO NBOH SHAREHOLDERS

NBOH Merger Proposal

As discussed throughout this joint proxy statement/prospectus, NBOH is asking its shareholders to adopt and approve the Merger Agreement. NBOH shareholders should carefully read this document in its entirety for more detailed information regarding the Merger Agreement and the Merger. In particular, shareholders are directed to the copy of the Merger Agreement attached as Annex B to this joint proxy statement/prospectus.

The board of directors of NBOH recommends a vote “FOR” the approval and adoption of the Merger Agreement.

NBOH Adjournment Proposal

The NBOH special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the NBOH special meeting to approve and adopt the Merger Agreement. If, at the time of the NBOH special meeting, the number of common shares of NBOH present or represented and voting in favor of the Merger Agreement proposal is insufficient to approve and adopt the Merger Agreement, NBOH intends to move to adjourn the NBOH special meeting in order to enable the NBOH board of directors to solicit additional proxies for approval of the proposal. In that event, NBOH will ask the NBOH shareholders to vote only upon the adjournment proposal and not the merger proposal or the proposal on the specified compensation.

In the NBOH adjournment proposal, NBOH is asking its shareholders to authorize the holder of any proxy solicited by the NBOH board of directors to vote in favor of granting discretionary authority to the proxy holders to adjourn the NBOH special meeting to another time and place for the purpose of soliciting additional proxies. If the NBOH shareholders approve the adjournment proposal, NBOH could adjourn the NBOH special meeting and any adjourned session of the NBOH special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from NBOH shareholders who have previously voted.

The NBOH board of directors recommends a vote “FOR” the NBOH adjournment proposal.

Other Matters to Come Before the NBOH Special Meeting

No other matters are intended to be brought before the NBOH special meeting by NBOH, and NBOH does not know of any matters to be brought before the NBOH special meeting by others. If, however, any other matters properly come before the NBOH special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

THE SPECIAL MEETING OF SHAREHOLDERS OF FARMERS

Time, Date and Place

This joint proxy statement/prospectus is being provided to Farmers shareholders in connection with the solicitation of proxies by the Farmers board of directors for use at the special meeting of shareholders to be held at [        .m., local time, on                     , 2015, at Farmers’ main office at 20 South Broad Street, Canfield, Ohio 44406], including any adjournments of the special meeting.

Matters to be Considered

At the special meeting, the shareholders of Farmers will be asked to consider and vote upon the following matters:

•	a proposal to adopt and approve the Merger Agreement;

•	a proposal to approve the issuance of up to [ ] Farmers common shares to be issued in connection with the Merger;

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement; and

•	any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The board of directors of Farmers is unaware of any other business to be transacted at the special meeting.

The board of directors of Farmers believes that the Merger with Farmers is in the best interests of Farmers shareholders and recommends that you vote (1) “FOR” the adoption and approval of the Merger Agreement, (2) “FOR” the approval of the issuance of common shares, and (3) “FOR” the proposal to adjourn the special meeting of Farmers shareholders, if necessary, to solicit additional proxies.

Record Date; Shares Outstanding and Entitled to Vote

The board of directors of Farmers has fixed the close of business on [            ], 2015, as the record date for determining the Farmers shareholders who are entitled to notice of and to vote at the Farmers special meeting of shareholders. Only holders of Farmers common shares at the close of business on the record date will be entitled to notice of and to vote at the Farmers special meeting.

As of the close of business on              [    ], 2015, there were [        ] Farmers common shares outstanding and entitled to vote at the special meeting. The Farmers common shares were held of record by approximately [        ] shareholders. Each Farmers common share entitles the holder to one vote on all matters properly presented at the special meeting.

Votes Required; Quorum

Under Farmers’ Amended Articles of Incorporation, the adoption and approval of the Merger Agreement requires the affirmative vote of the holders of not less than two-thirds of the Farmers common shares outstanding and entitled to vote at the special meeting. Approval of the issuance of common shares or an adjournment of the special meeting requires the affirmative vote of the holders of a majority of Farmers’ common shares represented, in person or by proxy, at the special meeting.

As of [                    ], 2015, directors of Farmers owned an aggregate of 355,276 Farmers common shares, an amount equal to approximately 1.93% of the outstanding Farmers common shares. [As of the date of this joint proxy statement/prospectus, Farmers and its directors, executive officers and affiliates beneficially owned no NBOH common shares.]

Your vote is important. The adoption and approval of the Merger Agreement requires the affirmative vote of the holders of not less than two-thirds of the Farmers common shares outstanding and entitled to vote at the Farmers special meeting. The issuance of common shares requires the affirmative vote of the holders of a majority of Farmers’ common shares represented, in person or by proxy, at the special meeting. Brokers who hold Farmers common shares in “street name” for the beneficial owners cannot vote these Farmers common shares on the adoption and approval of the Merger Agreement without specific instructions from the beneficial owners. If you fail to vote or if you mark “ABSTAIN” on your proxy card, or if your Farmers common shares are held in “street name” and you fail to instruct your broker how to vote, it will have the same effect as a vote “AGAINST” the adoption and approval of the Merger Agreement.

A quorum, consisting of the holders of a majority of the outstanding Farmers common shares, must be present in person or by proxy at the Farmers special meeting before any action, other than the adjournment of the special meeting, can be taken. A properly executed proxy card marked “ABSTAIN” will be counted for purposes of determining whether a quorum is present.

The Farmers board of directors does not expect any matters other than the adoption and approval of the Merger Agreement, the approval of the issuance of common shares and, if necessary, the approval of the adjournment of the special meeting to solicit additional proxies, to be brought before the Farmers special meeting. If any other matters are properly brought before the special meeting for consideration, Farmers common shares represented by properly executed proxy cards will be voted, to the extent permitted by applicable law, in the discretion of the persons named in the proxy card in accordance with their best judgment.

Solicitation and Revocation of Proxies

A proxy card accompanies each copy of this joint proxy statement/prospectus mailed to Farmers shareholders. Your proxy is being solicited by the board of directors of Farmers. Whether or not you attend the special meeting, the Farmers board of directors urges you to return your properly executed proxy card as soon as possible. If you return your properly executed proxy card prior to the special meeting and do not revoke it prior to its use, the Farmers common shares represented by that proxy card will be voted at the special meeting or, if appropriate, at any adjournment of the special meeting. Farmers’ common shares will be voted as specified on the proxy card or, in the absence of specific instructions to the contrary, will be voted “FOR” the adoption and approval of the Merger Agreement, “FOR” the approval of the issuance of common shares and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies.

If you have returned a properly executed proxy card, you may revoke it at any time before a vote is taken at the special meeting by:

•	filing a written notice of revocation with the Secretary of Farmers, at 20 South Broad Street, Canfield, Ohio 44406;

•	executing and returning another proxy card with a later date; or

•	attending the special meeting and giving notice of revocation in person.

Your attendance at the special meeting will not, by itself, revoke your proxy.

If you hold your Farmers common shares in “street name” through a broker, bank or other nominee, you must provide your broker, bank or nominee (the record holder of your common shares) with instructions on how to vote your common shares. Your broker, bank or other nominee will provide you with a proxy card and voting instructions. If you have instructed your broker, bank or other nominee to vote your common shares, you must follow the directions received from your broker, bank or other nominee to change or revoke your vote.

Farmers will bear its own cost of solicitation of proxies on behalf of the Farmers board of directors. Proxies will be solicited by mail, and may be further solicited by additional mailings, personal contact, telephone, facsimile or electronic mail, by directors, officers and employees of Farmers, none of whom will receive additional compensation for their solicitation activities. Farmers has also engaged Morrow & Co., LLC, a proxy soliciting firm, to assist in the solicitation of proxies for a fee of $9,000, plus a charge of $6.50 per shareholder to solicit shareholders and reimbursement of reasonable out-of-pocket expenses. Farmers will also pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations and other custodians, nominees and fiduciaries, who are record holders of Farmers common shares not beneficially owned by them, for forwarding this joint proxy statement/prospectus and other proxy solicitation materials to, and obtaining proxies from, the beneficial owners of Farmers common shares entitled to vote at the special meeting.

PROPOSALS SUBMITTED TO FARMERS SHAREHOLDERS

Farmers Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Farmers is asking its shareholders to adopt and approve the Merger Agreement. Farmers shareholders should read this document carefully in its entirety for more detailed information regarding the Merger Agreement and the Merger. In particular, shareholders are directed to the copy of the Merger Agreement attached as Annex B to this joint proxy statement/prospectus.

The board of directors of Farmers recommends a vote “FOR” the approval and adoption of the Merger Agreement.

Farmers Common Shares Issuance Proposal

Farmers is also asking its shareholders to consider and vote on the proposal to issue up to [7,668,359] Farmers common shares in connection with the Merger. If Farmers’ shareholders fail to approve the issuance of Farmers common shares, the Merger cannot be completed. Farmers shareholders should carefully read this joint proxy statement/prospectus in its entirety, including the Annexes, for more detailed information concerning the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex B.

Nasdaq Shareholder Voting Rules. Under the Nasdaq, a company listed on the Nasdaq is required to obtain shareholder approval prior to the issuance of common shares, or of securities convertible into or exercisable for common shares, in any transaction or series of related transactions if the number of shares of common shares to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common shares outstanding before the issuance of the common shares or of securities convertible into or exercisable for common shares. In order to complete the Merger, Farmers will need to issue common shares in excess of 20% of the number of common shares currently outstanding. For this reason, Farmers must obtain the approval of Farmers shareholders for the issuance of Farmers common shares in order to complete the Merger.

The board of directors of Farmers recommends that its shareholders vote “FOR” the proposal to approve the issuance of up to [7,668,359] Farmers common shares in connection with the Merger.

Farmers Adjournment Proposal

The Farmers special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the Farmers special meeting to approve and adopt the Merger Agreement and the issuance of common shares. If, at the time of the Farmers special meeting, the number of common shares of Farmers present or represented and voting in favor of the Merger Agreement proposal is insufficient to approve and adopt the Merger Agreement, Farmers intends to move to adjourn the Farmers special meeting in order to enable the Farmers board of directors to solicit additional proxies for approval of the proposal. In that event, Farmers will ask the Farmers shareholders to vote only upon the adjournment proposal and not the Merger proposal or the proposal on the issuance of common shares.

In the Farmers adjournment proposal, Farmers is asking its shareholders to authorize the holder of any proxy solicited by the Farmers board of directors to vote in favor of granting discretionary authority to the proxy holders to adjourn the Farmers special meeting to another time and place for the purpose of soliciting additional proxies. If the Farmers shareholders approve the adjournment proposal, Farmers could adjourn the Farmers special meeting and any adjourned session of the Farmers special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Farmers shareholders who have previously voted.

The Farmers board of directors recommends a vote “FOR” the Farmers adjournment proposal.

Other Matters to Come Before the Farmers Special Meeting

No other matters are intended to be brought before the Farmers special meeting by Farmers, and Farmers does not know of any matters to be brought before the Farmers special meeting by others. If, however, any other matters properly come before the Farmers special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

DISSENTERS’ RIGHTS

Rights of Dissenting NBOH Shareholders

Shareholders of NBOH are entitled to certain dissenters’ rights pursuant to Sections 1701.84(A) and 1701.85 of the OGCL. Section 1701.85 generally provides that shareholders of NBOH will not be entitled to such rights without strict compliance with the procedures set forth in Section 1701.85, and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any NBOH shareholder who is a record holder of NBOH common shares on [                    ], 2015, the record date for the NBOH special meeting, and whose shares are not voted in favor of the adoption of the Merger Agreement may be entitled to be paid the “fair cash value” of such NBOH common shares after the effective time of the Merger. To be entitled to such payment, a shareholder must deliver to NBOH a written demand for payment of the fair cash value of the shares held by such shareholder, before the vote on the Merger proposal is taken, the shareholder must not vote in favor of approval and adoption of the Merger Agreement, and the shareholder must otherwise comply with Section 1701.85. An NBOH shareholder’s failure to vote against the adoption and approval of the Merger Agreement will not constitute a waiver of such shareholder’s dissenters’ rights. Any written demand must specify the shareholder’s name and address, the number and class of shares held by him, her or it on the NBOH record date, and the amount claimed as the “fair cash value” of such NBOH common shares. See the text of Section 1701.85 of the OGCL attached as Annex A to this joint proxy statement/prospectus for specific information on the procedures to be followed in exercising dissenters’ rights.

If NBOH so requests, dissenting shareholders must submit their share certificates to NBOH within 15 days of such request, for endorsement on such certificates by NBOH that a demand for appraisal has been made. Failure to comply with such request will terminate the dissenting shareholders’ rights. Such certificates will be promptly returned to the dissenting shareholders by NBOH. If NBOH and any dissenting shareholder cannot agree upon the “fair cash value” of NBOH’s common shares, either may, within three months after service of demand by the shareholder, file a petition in the Court of Common Pleas of Wayne County, Ohio, for a determination of the “fair cash value” of such dissenting shareholder’s NBOH common shares. The fair cash value of an NBOH common share to which a dissenting shareholder is entitled to under Section 1701.85 will be determined as of the day prior to the vote of the NBOH shareholders. Investment banker opinions to company boards of directors regarding the fairness from a financial point of view of the consideration payable in a transaction such as the Merger are not opinions regarding, and do not address, “fair cash value” under Section 1701.85.

If an NBOH shareholder exercises his or her dissenters’ rights under Section 1701.85, all other rights with respect to such shareholder’s NBOH common shares will be suspended until NBOH purchases the shares, or the right to receive the fair cash value is otherwise terminated. Such rights will be reinstated should the right to receive the fair cash value be terminated other than by the purchase of the shares.

The foregoing description of the procedures to be followed in exercising dissenters’ rights available to holders of NBOH’s common shares pursuant to Section 1701.85 of the OGCL may not be complete and is qualified in its entirety by reference to the full text of Section 1701.85 attached as Annex A to this joint proxy statement/prospectus.

THE MERGER

The Proposed Merger

The Merger Agreement provides for the merger of NBOH with and into Farmers (the “Merger”), with Farmers as the surviving entity. Thereafter, at a later time specified by Farmers Bank in its certificate of merger filed with the OCC, FNB will be merged with and into Farmers Bank, with Farmers Bank surviving the subsidiary bank merger.

The Merger Agreement is attached to this joint proxy statement/prospectus as Annex B and is incorporated in this joint proxy statement/prospectus by reference. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

Background of the Merger

NBOH’s board of directors has historically focused on enhancing the profitable growth of FNB and building shareholder value by servicing its community banking customers in its market area.

On June 30, 2014, Kevin Helmick, Farmers’ President and Chief Executive Officer, contacted Mr. Witmer proposing a meeting between Farmers and NBOH. On August 8, 2014, Mr. Witmer, NBOH’s President and Chief Executive Officer, and Mr. Smail, NBOH’s Executive Chairman, met with Farmers’ Chairman, Lance Ciroli, and Mr. Helmick, and discussed the two companies’ businesses, strategies and market opportunities. During that meeting Farmers’ representatives expressed an interest in exploring a possible merger between the two institutions. Mr. Witmer subsequently advised Mr. Kropf, the Chairman of NBOH’s board of directors, that Messrs. Ciroli and Helmick had approached him on the topic of a merger, and he encouraged Mr. Witmer to continue the conversations.

On August 29, 2014, NBOH and Farmers entered into a mutual non-disclosure agreement to initiate the due diligence process for both organizations. During the months of September and October, 2014, the two companies engaged in high-level preliminary due diligence in order to determine whether there was a basis for further discussions.

On October 16, 2014, the Executive Committee of NBOH’s board of directors met and discussed Farmers’ interest in a possible merger, and the members present agreed that the matter should be presented to the full board.

On October 21, 2014, NBOH’s board of directors held its regular board meeting at which Farmers’ interest in a possible merger and the discussions between NBOH and Farmers representatives were discussed and the board authorized further exploratory discussions with Farmers.

Subsequent to that meeting, Mr. Witmer and Mr. Helmick met on October 22, 2014 and engaged in further discussions concerning a potential transaction. Those discussions addressed various matters relating to valuation, including the respective companies’ stock price, earnings history and growth expectations, the anticipated synergies and cost savings associated with a merger, the anticipated post-merger organizational structure and the impact of a transaction on NBOH’s employees and the communities served by FNB.

On November 4, 2014, Farmers delivered a letter of intent outlining the terms of a proposed transaction to NBOH. The letter of intent contemplated an all-stock transaction at an anticipated valuation range of between approximately $67.1 million and approximately $69.4 million, or between $29.60 and $30.59 per share, and was subject to the satisfactory completion of confirmatory due diligence and the negotiation and execution of a definitive transaction agreement. The letter of intent also proposed that NBOH would have the right to designate two directors to the board of the combined company, and indicated that Farmers intended to offer Mr. Witmer a senior executive position with the combined company.

Following the receipt of the proposed letter of intent, NBOH retained Boenning & Scattergood, Inc. (“Boenning”), to serve as NBOH’s financial advisor in connection with a potential transaction with Farmers, and Calfee, Halter & Griswold LLP (“Calfee”) to serve as special legal counsel.

On November 26, 2014, NBOH’s board of directors held its regular monthly board meeting. Representatives of Boenning attended the meeting and provided a presentation updating the board on the current state of the M&A market for the banking industry, a summary overview of NBOH relative to its peers, including bank valuations, and summarizing the terms of Farmers’ proposal and the financial performance and contributions of Farmers and NBOH to a combined company. A Calfee representative provided a review of the fiduciary and legal obligations applicable to directors when considering a merger transaction. The NBOH board authorized further discussions with Farmers and the commencement of confirmatory due diligence, and after discussions with Boenning, determined to further discuss possible modification of the structure of the transaction set forth in the letter of intent to provide for 20% of the consideration to be payable in cash. Following the board meeting, a revised letter of intent was executed on November 28, 2014.

In early December, Farmers and NBOH established a virtual data room and provided extensive due diligence materials relating to their respective businesses, including financial information, information concerning asset quality, employment arrangements and benefit plans, material contracts, litigation, organizational and regulatory matters, and information relating to stock ownership and equity commitments. During the period from early December 2014 through early January 2015, NBOH and Farmers engaged in mutual due diligence.

On January 8, 2015, Boenning sent Farmers a request, on behalf of NBOH, for an updated letter of intent reflecting the results of the due diligence review. On January 9, Farmers submitted an updated letter of intent with a price of 150% of NBOH’s December 31, 2014, tangible book value ($32.15 or $74.0 million) and a proposed mix of 80% stock and 20% cash. The exchange ratio would be based on the 20-day volume-weighted-average price of Farmers ending the day prior to signing the definitive agreement. The letter of intent clarified cashing out of options and Farmers’ desire to keep key NBOH executives.

On January 15, 2015, NBOH’s board met to discuss a potential merger with Farmers. Mr. Helmick and Mr. Ciroli were invited to the meeting and gave a presentation to the board addressing Farmers’s views of the benefits of a merger between the two institutions, and its belief that such a transaction would result in a much stronger and sustainable community bank with a significantly more liquid stock. During the course of this presentation, Messrs. Helmick and Ciroli responded to questions concerning Farmers’ operations, strategy and expansion plans, how NBOH’s operations would contribute to those plans, the potential for long-term value creation associated with the transaction, and Farmers’ plans with respect to NBOH’s employees and the customers and communities that it serves.

After the Farmers representatives left the meeting, the board engaged in an extended discussion concerning the advisability of moving forward with negotiations on the Farmers proposal. Representatives of Boenning reviewed the financial aspects of the proposal, as well as information regarding the recent trading performance of Farmers stock, its market demographics and comparative performance with its existing peer group and the peer group of larger companies that it would be comparable in size to following a transaction with NBOH. They also updated the board on the status of the M&A market and provided the board with their preliminary perspectives on valuation.

NBOH’s directors discussed the merits of a transaction with Farmers in comparison to continued independence or exploration of other strategic alternatives. The consensus of the board was that the cultural fit between the two institutions was strong. Several directors expressed concern about the impact of a broader solicitation of potential acquirors or more extensive potential sale process on NBOH’s customers, depositors and employees, as well as the impact of the loss of a community bank resulting from a sale of NBOH on Orrville and the other communities served by FNB. The meeting concluded with the board determining that additional reflection on the proposed transaction and the materials provided to it was appropriate before making a decision. Accordingly, the board scheduled another meeting for January 20, 2015.

At its January 20, 2015 meeting, the consensus of the board was that a combination of Farmers and NBOH would make a strong community bank and would increase chances of the combined community bank’s long-term survival in NBOH’s market, and that the only material point of disagreement among the directors was whether the current value to be delivered to NBOH shareholders under the terms of the proposal was sufficient. The board then engaged in an extensive discussion relating to the adequacy of the price offered by Farmers. During this discussion, several board members concurred in the view that NBOH had earned its independence by superior performance and would also be delivering substantial value to Farmers through the addition of Mr. Witmer and his management team. Accordingly, they believed that NBOH should remain independent unless it could obtain a proposal that delivered greater current value to shareholders.

During the course of the board’s discussion, the directors discussed whether a change to the proposed exchange ratio to increase the current value delivered to NBOH’s shareholders would be possible. Boenning’s representatives discussed the background of the negotiation process, and advised the board that Farmers had indicated that the proposal represented its final and best offer, and that a further increase in the price was unlikely. In the course of that response, Boenning discussed the market’s focus on the time-frame during which tangible book value dilution to the acquirer created by the transaction would be earned back, and the limitation that factor placed on Farmers’ ability to increase its offer.

The board also again discussed whether to solicit competing bids from other potential acquirors. After discussing this matter with representatives of Boenning and Calfee, the board determined that expanding the process was not advisable, in light of the potential negative effects of a broader solicitation or sale process and the likely impact on FNB’s customers, employees and communities associated with the post-closing cost savings required to achieve greater current value in such a transaction.

Following extensive discussion, the board authorized, by a vote of seven to three, moving forward to negotiate a definitive merger agreement on the terms proposed by Farmers. The board instructed Calfee to work with Farmers’ attorneys to review and prepare a definitive agreement for consideration by the board.

During the time period beginning on January 20, 2015, and ending on January 27, 2015, Calfee and Vorys, Sater, Seymour and Pease LLP, counsel to Farmers (“Vorys”), with the participation of management from each party, Boenning and Sterne Agee, proceeded to negotiate the Merger Agreement. Several drafts of the Merger Agreement were exchanged between Calfee and Vorys and several telephonic negotiating sessions occurred. Also, during this time period, each party prepared, circulated and finalized its disclosure schedules listing certain exceptions to the representations and warranties contained in the Merger Agreement.

On January 27, 2015, NBOH’s board of directors held a meeting to consider and act upon the proposed Merger Agreement and review and consider Boenning’s fairness analysis and opinion. Among other things, the following occurred at the meeting:

•	Calfee reviewed, in detail, the proposed Merger Agreement and the proposed Voting Agreements and responded to directors’ questions. Calfee also reviewed the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company, and discussed the results of management’s due diligence inquiry into Farmers.

•	Boenning’s representatives presented its fairness analysis as described in “Opinion of Boenning & Scattergood, Inc.”

•	Boenning delivered its oral opinion that, as of January 27, 2015, and based on current assumptions, the Merger consideration was fair to holders of NBOH common shares from a financial point of view.

The board of directors reviewed, considered, and discussed the Merger Agreement and the fairness analysis and fairness opinion. At the conclusion of the meeting, the board of directors, by a vote of eight to two:

•	determined that the Merger, the Merger Agreement and the Merger consideration were fair to NBOH and NBOH shareholders and that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement was in the best interest of NBOH and NBOH shareholders, based on the evaluation and consideration of all reports and information available to the board of directors as of the date of the meeting and all factors that the board of directors deemed relevant, including, without limitation, the fairness opinion;

•	authorized and approved the Merger and all other transactions contemplated by the Merger Agreement;

•	approved and adopted the Merger Agreement;

•	authorized officers of NBOH to execute and deliver the Merger Agreement; and

•	recommended that NBOH shareholders vote for approval of the Merger Agreement.

After the market closed on January 27, 2015, NBOH and Farmers executed and delivered the Merger Agreement and respective disclosure schedules and issued a joint press release announcing execution of the Merger Agreement and the terms of the Merger. In addition, all of the directors, with the exception of Mr. Cook, executed and delivered the Voting Agreements.

NBOH’s Reasons for the Merger

In determining that the Merger and the Merger Agreement were fair to and in the best interest of NBOH and its shareholders, in authorizing and approving the Merger, in adopting the Merger Agreement and in recommending that NBOH shareholders vote for approval of the Merger Agreement, NBOH’s board of directors consulted with members of NBOH’s management, and with Boenning and Calfee, and also reviewed, considered, and discussed a number of factors that NBOH’s board of directors viewed as relevant to its decisions, including, without limitation, the following:

•	the form and amount of the Merger consideration, including the tax treatment of the stock portion of the consideration and reduced volatility provided by having a portion of the consideration paid in the form of cash;

•	the terms of the Merger Agreement, and the analyses presented by Calfee as to the structure of the Merger, the Merger Agreement, the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company, and the process that NBOH (including its board of directors) employed in considering the Merger with Farmers and the possibility of exploring alternative transactions or remaining independent;

•	the financial analyses reviewed and discussed with NBOH’s board of directors by Boenning, as well as the oral opinion of Boenning delivered to NBOH’s board of directors on January 27, 2015 (which was subsequently confirmed in writing), that the Merger consideration was fair to holders of NBOH common shares as of such date from a financial point of view;

•	Farmers’ community banking orientation and its compatibility with the similar operating philosophy of NBOH and FNB;

•	the business, earnings, operations, financial condition, management, prospects, capital levels and asset quality of both NBOH and Farmers and the board’s assessment of potential for the Merger to enhance both short-term and long-term shareholder value;

•	the challenges to operating a small community bank in the current economic, regulatory and technological environment;

•	the impediments to realizing an appropriate valuation of NBOH’s common shares in the trading markets associated with its small size, lack of institutional ownership and limited public float, noting that the average volume of NBOH shares according to SNL Financial had been only 362 shares per day over the previous year;

•	Farmers’ access to capital and managerial resources relative to that of NBOH;

•	the anticipated future dividends to be received by NBOH shareholders after completion of the Merger as Farmers shareholders, based on Farmers’ current and projected annual dividends per share;

•	the greater market capitalization of the combined organization and trading volume and liquidity of Farmers common shares in the event NBOH shareholders desire to sell the Farmers common shares to be received by them upon completion of the Merger;

•	the anticipated future long-term earnings growth prospects of NBOH compared to the potential future earnings growth prospects of Farmers and the combined company;

•	the board’s desire to provide shareholders with the prospect for greater future appreciation on their investments through ownership of Farmers common shares than the amount of appreciation that the board of directors believed that NBOH could achieve independently;

•	the anticipated impact of the transaction on NBOH’s employees, depositors, customers and the communities that it serves, including the potential to better serve its customers and enhance its competitive position as a community bank due to Farmers’ ability to offer more diverse financial products and services as a larger and more highly capitalized institution;

•	the proposed organizational structure of the combined company, including the contemplated use of NBOH’s headquarters facility in Orrville, Ohio and management personnel as regional management for the combined company’s operations;

•	the ability of Farmers to complete the Merger from a business, financial and regulatory perspective;

•	the geographic fit of the branch networks of the combined company, and the potential for operating synergies and cross-marketing of products and services across the combined company; and

•	the likelihood of successful integration and operation of the combined company.

The NBOH board of directors also reviewed, considered, and discussed a number of potential risks and uncertainties in connection with its consideration of the proposed Merger, including, without limitation, the following:

•	the challenges of integrating NBOH’s business, operations and employees with those of Farmers;

•	the need to obtain and likelihood of obtaining approval by shareholders of NBOH and Farmers and regulators in order to complete the transaction;

•	the risks associated with the operations of the combined company, including the ability to achieve the anticipated cost savings and revenue enhancements contemplated by the respective management teams;

•	the risks and costs associated with entering into the Merger Agreement and restrictions on the conduct of NBOH’s business before the Merger is completed;

•	the possibility of a significant reduction in the trading price of Farmers common shares following the announcement of the Merger Agreement and prior to completion of the Merger;

•	the impact that provisions of the Merger Agreement relating to payment of a $2.5 million termination fee by NBOH, and NBOH’s inability to terminate the Merger Agreement prior to a shareholder vote even if a superior proposal is received, may have on NBOH receiving an alternative takeover proposal;

•	the potential costs associated with executing the Merger Agreement, including change in control payments and related costs, as well as estimated advisor fees; and

•	the possibility of litigation in connection with the Merger.

This discussion of the information and factors considered by NBOH’s board of directors in reaching its conclusions and recommendation includes the factors identified above, but is not intended to be exhaustive and may not include all of the factors reviewed, considered, and discussed by NBOH’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, NBOH’s board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it reviewed, considered, and discussed in reaching its determination to approve the Merger and the other transactions contemplated by the Merger Agreement, and to make its recommendation to NBOH shareholders. Rather, NBOH’s board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with and questioning of members of NBOH’s management and outside legal and financial advisors. In addition, individual members of NBOH’s board of directors may have assigned different weights to different factors.

Those members of NBOH’s board of directors who voted against entering into the Merger Agreement and the related transactions have advised the board that they did so because they believed that Farmers’ proposal did not deliver sufficient current value to NBOH’s shareholders to justify a decision to abandon NBOH’s strategy of continuing to operate as an independent community bank.

Certain of NBOH’s directors and executive officers have financial interests in the Merger that are different from, or in addition to, those of NBOH’s shareholders generally. The NBOH board of directors was aware of and considered these potential interests, among other matters, in evaluating the Merger and in making its recommendation to NBOH shareholders. For a discussion of these interests, see “Interests of NBOH Directors and Executive Officers in the Merger.”

Recommendation of the NBOH Board of Directors

NBOH’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby, including without limitation the Merger, are fair to and in the best interests of NBOH and NBOH shareholders. NBOH’s board of directors recommends that NBOH shareholders vote “FOR” approval and adoption of the Merger Agreement and the Merger.

Opinion of Boenning & Scattergood, Inc.

Boenning and Scattergood, Inc. (“Boenning”) is acting as financial advisor to NBOH in connection with the Merger. Boenning is a registered broker-dealer providing investment banking services with substantial expertise in transactions similar to the Merger. As part of its investment banking activities, Boenning is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwriting, private placements and valuations for estate, corporate and other purposes.

On January 27, 2015, Boenning rendered its oral opinion, which was subsequently confirmed in writing, to the NBOH board of directors that, as of such date, the Merger consideration to be received by the holders of NBOH’s common shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Boenning’s written opinion dated January 27, 2015, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this proxy statement and is incorporated herein by reference. You are urged to, and should, read this opinion carefully and in its entirety in connection with this proxy statement. The summary of Boenning’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Boenning’s opinion does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the Merger.

No limitations were imposed by NBOH on the scope of Boenning’s investigation or the procedures to be followed by Boenning in rendering its opinion. Boenning was not requested to, and did not, make any recommendation to the NBOH board of directors as to the form or amount of the consideration to be paid to the NBOH shareholders, which was determined through arm’s length negotiations between the parties. In arriving at its opinion, Boenning did not ascribe a specific range of values to NBOH. Its opinion is based on the financial and comparative analyses described below.

In connection with its opinion, Boenning, among other things:

•	reviewed the historical financial performances, current financial positions and general prospects of Farmers and NBOH and reviewed certain internal financial analyses and forecasts prepared by the management of NBOH;

•	reviewed the Merger Agreement, dated January 27, 2015;

•	reviewed and analyzed the stock market performance of Farmers and NBOH;

•	studied and analyzed the consolidated financial and operating data of Farmers and NBOH;

•	reviewed the pro forma financial impact of the Merger on Farmers, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by senior management of Farmers and NBOH;

•	considered the financial terms of the Merger between Farmers and NBOH as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions;

•	met and/or communicated with certain members of Farmers’ and NBOH’s senior management to discuss their respective operations, historical financial statements and future prospects; and

•	conducted such other financial analyses, studies and investigations as Boenning deemed appropriate.

Boenning’s opinion was given in reliance on information and representations made or given by Farmers and NBOH, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Farmers and NBOH including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. Boenning did not independently verify the information concerning Farmers and NBOH nor other data which Boenning considered in its review and, for purposes of its opinion, Boenning assumed and relied upon the accuracy and completeness of all such information and data. Boenning assumed that all forecasts and projections provided to it had been reasonably prepared and reflected the best currently available estimates and good faith judgments of the management of Farmers and NBOH as to their most likely future financial performance. Boenning expressed no opinion as to any financial projections or the assumptions on which they were based. Boenning did not conduct any valuation or appraisal of any assets or liabilities of Farmers or NBOH, nor have any such valuations or appraisals been provided to Boenning. Additionally, Boenning assumed that the Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of Farmers and NBOH, Boenning assumed that such information had been reasonably prepared and reflected the best currently available estimates and good faith judgment of the management of Farmers and NBOH as to their most likely future performance. Boenning further relied on the assurances of management of Farmers and NBOH that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Boenning was not asked to and did not undertake an independent verification of any of such information and Boenning did not assume any responsibility or liability for the accuracy or completeness thereof. Boenning assumed that the allowance for loan losses indicated on the balance sheets of Farmers and NBOH was adequate to cover such losses; Boenning did not review individual loans or credit files of Farmers and NBOH. Boenning assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements were true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements were not waived. Boenning assumed that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Also, in rendering its opinion, Boenning assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Merger, including the cost savings and related expenses expected to result from the Merger.

Boenning’s opinion is based upon information provided to it by the management of Farmers and NBOH, as well as market, economic, financial and other conditions as they existed and could be evaluated only as of the date of its opinion and accordingly, it speaks to no other period. Boenning did not undertake to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and did not have an obligation to update, revise or reaffirm its opinion. Boenning’s opinion does not address the relative merits of the Merger and the other business strategies that NBOH’s board of directors has considered or may be considering, nor does it address the underlying business decision of NBOH’s board of directors to proceed with the Merger. In connection with the preparation of Boenning’s opinion, Boenning was not authorized to solicit, and did not solicit, third parties regarding alternatives to the Merger. Boenning expressed no opinion as to the value of the Farmers common shares when issued to holders of outstanding NBOH common shares pursuant to the Merger Agreement or the prices at which the shares may trade at any time. Boenning’s opinion is for the information of NBOH’s board of directors in connection with its evaluation of the Merger and does not constitute a recommendation to the board of directors of NBOH in connection with the Merger or a recommendation to any shareholder of NBOH as to how such shareholder should vote or act with respect to the Merger.

In connection with rendering its opinion, Boenning performed a variety of financial analyses that are summarized below. This summary does not purport to be a complete description of such analyses. Boenning believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Boenning considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be Boenning’s view of the actual value of NBOH.

In its analyses, Boenning made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of NBOH or Farmers. Any estimates contained in Boenning’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Boenning’s analyses was identical to NBOH or Farmers or the Merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Boenning was assigned a greater significance by Boenning than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Boenning. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which NBOH’s common stock or Farmers’ common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Boenning employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that

Boenning used in providing its opinion on January 27, 2015. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Boenning more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Boenning’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Boenning. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Boenning with respect to any of the analyses performed by it in connection with its opinion. Rather, Boenning made its determination as to the fairness to the holders of NBOH’s common shares of the Merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for NBOH should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Boenning.

In connection with rendering its opinion and based upon the terms of the draft Merger Agreement reviewed by it, Boenning assumed the effective per share Merger consideration to be $30.63 based on the January 26, 2015, stock price of Farmers of $7.50 and the aggregate indicated Merger consideration to be $70.6 million, which represents $68.3 million for currently outstanding common shares and $2.3 million for outstanding in the money options, which equals the aggregate difference between the Merger consideration and the exercise price for each option.

Comparison of Selected Companies. Boenning reviewed and compared the multiples and ratios of the current trading price of NBOH’s common shares to NBOH’s book value, tangible book value, latest 12 months earnings per share, assets, tangible book premium to core deposits, and deposits, such multiples referred to herein as the pricing multiples, with the median pricing multiples for the current trading prices of the common stock of a peer group of 19 selected public Midwest banks and thrifts with assets between $400 million and $1 billion, and latest 12 months core return on assets greater than 0.90%, excluding merger targets. Boenning first applied the resulting range of pricing multiples for the peer group specified above to the appropriate financial results without the application of any control premium, referred to as the unadjusted trading price. Boenning then applied a 27.8% assumed control premium to the trading prices of the peer group specified above, referred to as the adjusted trading price, and compared the pricing multiples of the offer price to the median pricing multiples for the peer group adjusted trading prices. The 27.8% equity control premium is the median one day stock price premium for all bank and thrift merger and acquisition deals announced since January 1, 2000, based on data from SNL Financial.

Table 1

	Unadjusted Trading Price				Adjusted Trading Price
Pricing Multiple	NBOH (1)		Median Statistics for Peer Group (2)		Offer Price (3)		Median Statistics for Peer Group (2)
Price/Book Value	97.6%		98.7%		130.0%		126.4%
Price/Tangible Book Value	107.2%		103.6%		142.9%		132.6%
Price/Latest Twelve Months Core Earnings Per Share	8.9	x	9.8	x	11.7	x	12.5	x
Price/Assets	9.7%		9.9%		13.3%		12.7%
Premium over Tangible Book Value/Core Deposits	0.9%		0.7%		5.4%		5.0%
Price/Deposits	12.3%		11.8%		16.9%		15.1%

(1)	Based on NBOH’s closing stock price of $23.00 on January 26, 2015.

(2)	Peer metrics are based on prices as of market close on January 26, 2015.
(3)	Based on the implied value of $30.63, as a result of Farmers’ closing stock price of $7.50 on January 26, 2015.

Analysis of Bank Merger Transactions. Boenning analyzed certain information relating to recent transactions in the banking industry, consisting of (i) seven selected nationwide bank and thrift transactions announced since January 1, 2013, with target assets between $400 million and $800 million, latest 12 months return on equity between 8% and 15% and tangible common equity to tangible assets greater than 5%, excluding mergers of equals, referred to below as Group A; (ii) 13 selected nationwide bank and thrift transactions announced since January 1, 2013, with target assets between $300 million and $800 million, latest twelve months return on equity greater than 5% and defined by SNL Financial as a geographic market expansion transaction, referred to below as Group B; and (iii) 14 selected nationwide bank and thrift transactions announced since January 1, 2013, with target assets between $200 million and $1 billion, a positive latest twelve months net income and a ratio of buyer assets to seller assets between 1.5 and 3.0 times, excluding all-cash transactions, referred to below as Group C. Boenning then reviewed and compared the pricing multiples of the offer price and the median pricing multiples of the selected transaction values for Group A, Group B and Group C.

Table 2

			Median Statistics for Selected Transactions
Pricing Multiple	The Merger		Group A		Group B		Group C
Price/Book Value	130.0%		151.7%		124.8%		129.2%
Price/Tangible Book Value	142.9%		163.6%		127.2%		140.5%
Price/Latest Twelve Months Core Earnings Per Share	11.7	x	16.5	x	15.9	x	19.0	x
Price/Assets	13.3%		15.4%		12.8%		14.2%
Premium over Tangible Book Value/Core Deposits	5.4%		8.0%		4.6%		5.5%
Price/Deposits	16.9%		18.1%		15.8%		16.4%

Discounted Cash Flow Analysis. Discounted cash flow analysis approximates the value of a share of stock to an acquiror by calculating the present value of the target’s dividendable cash flow in perpetuity. This analysis assumed a short-term earnings growth rate of 6.0% and a long-term growth rate of 2.5%, as well as a short-term balance sheet growth rate of 5.0% and a long-term growth rate of 2.5%, based on guidance from NBOH’s management. The estimated cost savings of 25%, transaction costs of $5.6 million pre-tax and credit mark of $4.35 million (equal to NBOH’s loan loss reserve plus $250,000) were based on guidance provided by Farmers. A discount rate of 14.1% was determined using the Capital Asset Pricing Model and the Build-Up Method, both of which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks, as well as comparable company returns on tangible common equity. The average of the three methods was approximately 14.1%. Sensitivity analyses for discount rates and cost savings ranged from 12% to 16% and 20% to 30%, respectively. The present value of NBOH common shares calculated using discounted cash flow analysis ranged from $22.43 per share to $38.11 per share based on the cost savings estimates and discount rates used, compared to the offer price of $30.63 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which NBOH common shares may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Present Value Analysis. Applying present value analysis to NBOH’s theoretical future earnings, dividends and tangible book value, Boenning compared the offer price for one NBOH common share to the present value of one NBOH common share on a stand-alone basis. The analysis was based upon management’s projected earnings growth, a range of assumed price/earnings ratios, a range of assumed price/tangible book value ratios and a

14.1% discount rate, which was determined using the Capital Asset Pricing Model and the Build-Up Method, both of which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks, as well as comparable company returns on tangible common equity as a third hurdle rate. The average of the three methods was approximately 14.1%. The valuation was completed with a sensitivity analysis on the discount rate ranging from 12% to 16%. Boenning derived the terminal price/earnings multiple of 13.5x and terminal price/tangible book value multiple of 110% from the median trading multiples of the publicly-traded Ohio banks between $200 million and $3 billion as of January 26, 2015. Sensitivity analyses for terminal price/earnings and price/tangible book ranged from 10.0x to 17.0x and 95% to 125%, respectively. The present value of NBOH’s common shares calculated on a stand-alone basis ranged from $18.20 to $35.34 per share based on price/earnings multiples and from $17.21 to $26.20 per share based on price/tangible book value multiples, compared to the offer price of $30.63 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which NBOH’s common shares may trade in the public markets. A present value analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Pro Forma Merger Analysis. Boenning analyzed certain potential pro forma effects of the Merger, assuming the following: (i) the Merger is completed in the second quarter of 2015; (ii) each NBOH common share will be eligible to receive consideration of $32.15 in cash or 4.034 Farmers common shares, or an indicated $30.63 as of January 26, 2015; (iii) estimated pre-tax cost savings of $3.1 million on an annual basis, 65% phased-in in 2015 and fully phased-in in 2016; (iv) estimated one-time transaction related costs of $5.6 million pre-tax are expensed prior to closing; (v) NBOH performance was calculated in accordance with NBOH management’s earnings forecasts; (vi) Farmers’ performance was calculated in accordance with the publicly available analyst earnings estimates for Farmers; and (vii) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years 2015 and 2016, the Merger (excluding transaction expenses) would be accretive to the combined company’s projected earnings per share and accretive to NBOH’s per share equivalent tangible book value and dividends. The actual results achieved by the combined company may vary from projected results and the variations may be material.

As described above, Boenning’s opinion was just one of the many factors taken into consideration by the NBOH board of directors in making its determination to approve the Merger.

Boenning, as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of Boenning’s business as a broker-dealer, it may, from time to time, purchase securities from, and sell securities to, Farmers and NBOH or their respective affiliates. In the ordinary course of business, Boenning may also actively trade the securities of Farmers and NBOH for its own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

Boenning received a retainer fee of $20,000 for its services, and a $150,000 fee for rendering the fairness opinion. Boenning’s fee for rendering the fairness opinion was not contingent upon any conclusion that Boenning may reach or upon completion of the Merger. Upon the successful completion of the Merger, Boenning is entitled to a fee of 1.25% of the Merger consideration, against which the previously paid retainer and fairness opinion fees will be credited. NBOH has also agreed to indemnify Boenning against certain liabilities that may arise out of Boenning’s engagement.

Boenning has not had any material relationship with Farmers or NBOH during the past two years in which compensation was received or was intended to be received as a result of the relationship between Boenning and

Farmers or NBOH. Boenning may provide investment banking services to Farmers in the future, although as of the date of Boenning’s opinion and the date of this proxy statement/prospectus, there was and is no agreement to do so.

Boenning’s opinion was approved by Boenning’s fairness opinion committee. Boenning did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of NBOH common shares in the Merger.

Farmers’ Reasons for the Merger

The Farmers Board of Directors has concluded that the Merger is in the best interests of Farmers and its shareholders. In reaching this determination, the Farmers Board of Directors consulted with management, as well as its financial and legal advisors, and considered a number of factors, including, without limitation, the following:

•	The Merger will facilitate the natural and logical expansion of Farmers’ business within Stark County and into the neighboring counties of Wayne and Medina.

•	The Merger will help create a leading Northeastern Ohio community banking franchise with added scale, enhanced profitability and growth potential. The Merger will result in a bank holding company with approximately $1.7 billion in assets, a size which Farmers believes helps create additional economies of scale to permit more profitable competition in a competitive banking environment.

•	The resulting institution will have a strong regional presence and brand recognition.

•	The Merger parties have highly compatible cultures with similar strategies, customer focus and strong service and community orientation. NBOH’s management philosophies and long-standing reputation of excellent customer service and community involvement are consistent with Farmers’ philosophies focused on superb customer service in the community banking segment with a strong ongoing commitment to each community served.

•	The Merger will combine complementary businesses, joining NBOH’s strong loan growth with Farmers’ wealth management resources and strong capital base. The combined capital base will help provide flexibility with respect to future growth and capital management.

•	The Merger has very attractive pro forma financial elements, with an estimated earnings per share accretion in 2016 of over 20% and an estimated internal rate of return of over 20% with manageable tangible book value earnback.

•	The addition of NBOH Board members Jim Smail and Howard Wenger as new Farmers Board members will help provide leadership and guidance in the expanded market of the combined companies.

•	The continued employment of Mark Witmer, current CEO of NBOH, as Senior Executive Vice President, Chief Community Banking Officer of Farmers will add an extremely capable and respected leader in the expanded market of the combined companies.

•	The anticipated continued employment of other members of the NBOH senior management team will help with the transition of customers, employees and the NBOH community, thereby lessening potential execution risk with respect to the Merger.

The Farmers Board of Directors considered many different factors in its evaluation and did not believe it was practical to, and did not quantify or otherwise assign relative weights to, the individual factors considered in reaching its determination.

Recommendation of the Farmers Board of Directors

The Farmers Board of Directors unanimously approved the Merger Agreement and the issuance of common shares in connection therewith. The board of directors of Farmers believes that the Merger and the common share issuance are in the best interests of Farmers and its shareholders, and, as a result, the directors unanimously recommend that Farmers shareholders vote “FOR” the adoption and approval of the Merger Agreement and “FOR” the approval of the issuance of common shares.

Opinion of Farmers’ Financial Advisor

On October 31, 2014, the Farmers’ Board of Directors retained Sterne Agee to act as financial adviser to Farmers regarding a merger transaction with NBOH. As part of the engagement, Sterne Agee was asked to assess the fairness, from a financial point of view, of the consideration paid, which includes cash and common shares of Farmers, to NBOH’s shareholders.

Sterne Agee, a nationally recognized investment banking firm with offices throughout the United States, has substantial experience in transactions similar to the Merger. Sterne Agee is continually engaged in the financial analysis of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. As specialists in the securities of banking companies, Sterne Agee has experience in, and knowledge of, the financial analysis of banking enterprises. Other than with respect to the proposed Merger and one additional investment banking engagement, Sterne Agee has not been engaged to provide services to Farmers during the past two years.

As part of Sterne Agee’s engagement, representatives attended the meeting by Farmers’ Board of Directors held on January 27, 2015, in which Farmers’ Board of Directors evaluated the proposed Merger. At this meeting, Sterne Agee reviewed the financial aspects of the proposed transaction and rendered an opinion that, as of such date, the consideration provided to and for NBOH in the Merger was fair, from a financial point of view, to Farmers. Farmers’ Board of Directors approved the Merger Agreement at this meeting.

The full text of Sterne Agee’s written opinion is attached as Annex D to this document and is incorporated herein by reference. Farmers’ shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sterne Agee. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

Sterne Agee’s opinion speaks only as of the date of the opinion. The opinion is directed to Farmers’ Board of Directors and addresses only the fairness, from a financial point of view, of the consideration provided for in the Merger. It does not address the underlying business decision to proceed with the Merger and does not constitute a recommendation to any shareholder as to how the shareholder should vote or act with respect to any matter relating to the Merger.

In rendering its opinion, Sterne Agee, among other things:

•	Reviewed the Agreement dated January 27, 2015;

•	Reviewed certain publicly-available financial and business information of Farmers, NBOH and their respective affiliates that we deemed to be relevant;

•	Reviewed certain information, including financial forecasts relating to the business, assets, liabilities, and earnings of Farmers and NBOH;

•	Reviewed materials detailing the Merger prepared by Farmers, NBOH and their respective affiliates and by their, legal and accounting advisors, including the estimated amount and timing of the cost savings and related expenses expected to result from the Merger;

•	Conducted conversations with members of senior management and representatives of Farmers regarding the matters described in the first four clauses above, as well as their respective businesses and prospects before and after giving effect to the Merger;

•	Compared certain financial metrics of Farmers and NBOH to other selected banks and thrifts that we deemed to be relevant;

•	Analyzed the terms of the Merger relative to selected prior mergers and acquisitions involving a depository institution as the selling entity;

•	Analyzed the projected pro forma impact of the Merger on certain projected balance sheet, capital ratios, and profitability metrics of Farmers;

•	Reviewed the overall environment for depository institutions in the United States; and

•	Conducted such other financial studies, analyses and investigations and took into account such other matters as we deemed appropriate for purposes of this opinion, including our assessment of general economic, market and monetary conditions. In addition, Sterne Agee compared certain financial information for NBOH with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry, and performed other studies and analyses that it considered appropriate.

Sterne Agee, in conducting its review and arriving at its opinion, relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. Sterne Agee did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Sterne Agee relied upon the management of Farmers and NBOH as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and basis therefore) provided to Sterne Agee. Sterne Agee assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Sterne Agee did not make or obtain any evaluation or appraisal of the property of Farmers or NBOH, nor did it examine any individual credit files.

The projections furnished to Sterne Agee and used by it in certain of its analyses were prepared by Farmers’ and NBOH’s senior management teams. Farmers and NBOH do not publicly disclose internal management projections of the type provided to Sterne Agee in connection with its review of the Merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, Sterne Agee assumed that, in all respects material to its analyses:

•	the Merger will be completed substantially in accordance with the terms set forth in the Merger agreement with no additional payments or adjustments to the Merger consideration;

•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;

•	each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the Merger will be satisfied without any waiver; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result from the Merger.

Sterne Agee further assumed that the Merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes. Sterne Agee’s opinion is not an expression of an opinion as to the price at which Farmers common shares will trade following the announcement of the Merger or the actual value of the common shares of the combined company when issued pursuant to the Merger, or the price at which the common shares of the combined company will trade following the completion of the Merger.

In performing its analyses, Sterne Agee made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Sterne Agee, Farmers and NBOH. Any estimates contained in the analyses performed by Sterne Agee are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Sterne Agee opinion was among several factors taken into consideration by the Farmers’ Board of Directors in making its determination to approve the Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Farmers’ Board of Directors with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by Sterne Agee to the Farmers’ Board of Directors on January 27, 2015, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the Sterne Agee opinion or the presentation made by Sterne Agee to the Farmers’ Board of Directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sterne Agee did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Sterne Agee believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Summary of Proposal. Pursuant to the terms of the Merger Agreement, upon the Merger, 80% of the NBOH common shares will be converted into the right to receive 4.034 Farmers common shares and 20% of the NBOH common shares will be converted into an amount of cash equal to $32.15.

Comparable Transaction Analysis. Sterne Agee reviewed publicly available information related to nine (9) selected acquisitions of banks and bank holding companies as well as thrifts and thrift holding companies announced after December 31, 2011, where the target had similar financial characteristics as NBOH:

Acquiror	Acquiree
Heartland Financial USA, Inc.	Community Banc-Corp. of Sheboygan, Inc.
Old National Bancorp	Founders Financial Corporation
MainSource Financial Group, Inc.	MBT Bancorp
Old National Bancorp	United Bancorp, Inc.
First Financial Bancorp.	Insight Bank
First Financial Bancorp.	First Bexley Bank
Old National Bancorp	Tower Financial Corporation
Heartland Financial USA, Inc.	Morrill Bancshares, Inc.
CNB Financial Corporation	FC Banc Corp.

Transaction multiples for the Merger were derived from an aggregate deal value of $70.6 million, based on Farmers’ January 26, 2015, closing price of $7.50. For each precedent transaction, Sterne Agee derived and compared, among other things, the implied deal value paid for the acquired company to:

•	tangible book value of the acquired company based on December 31, 2014, financial statements;

•	tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on December 31, 2014, financial statements;

•	the income based on the company’s last twelve months ending December 31, 2014.

The results of the analysis are set forth in the following table:

		Comparable Transactions:
Deal Value to:	Farmers / NBOH Merger	Minimum	25th Percentile	Median	75th Percentile	Maximum
Tangible Book Value	147.7%	119.1%	142.0%	181.9%	195.9%	212.8%
Core Deposit Premium	5.9%	2.3%	5.8%	9.8%	12.7%	20.2%
Earnings	12.0x	5.6x	11.6x	15.7x	19.6x	22.0x

No company or transaction used as a comparison in the above analysis is identical to NBOH, Farmers or the Merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis. Sterne Agee performed a discounted cash flow analysis to estimate a range of the present values of 5 years of after-tax cash flows that NBOH could provide to equity holders on a pro forma basis after accounting for Merger adjustments and projected cost savings. In performing this analysis, Sterne Agee used NBOH’s Management Guidance for fiscal years 2015 – 2016 and then grew earnings at 6% and balance sheet at 5% thereafter to derive projected after-tax cash flows. The analysis assumed discount rates ranging from 11.0% to 15.0%. The range of values was determined by adding (1) the present value of projected cash flows to NBOH’s shareholders from fiscal year 2015 to 2019, (2) the estimated projected cost savings realized in the Merger from 2015 – 2019, (3) the estimated 141R fair market value adjustments to NBOH’s balance sheet; and (4) the present value of the terminal value of NBOH’s common shares. In determining cash flows available to shareholders, Sterne Agee assumed that NBOH would maintain a tangible common equity/tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for NBOH. In calculating the terminal value of NBOH, Sterne Agee applied multiples ranging from 11.0 times to 15.0 times fiscal year 2020 forecasted earnings. This resulted in a pro forma discounted cash flow analysis range of value of NBOH from $37.11 to $53.71 per share.

Sterne Agee stated that the discounted cash flow present value analysis is a widely used valuation methodology, but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of NBOH.

Financial Impact Analysis. Sterne Agee performed pro forma merger analyses that combined projected income statement and balance sheet information of Farmers and NBOH. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the Merger would have on certain projected financial results of Farmers. In the course of this analysis, Sterne Agee used earnings estimates for Farmers and NBOH for 2015 and 2016 as provided by Farmers and NBOH Management Projections, respectively. This analysis indicated that the Merger is expected to be accretive to Farmers’ estimated earnings per share in 2015, excluding restructuring charges by 13.9% and accretive to Farmer’s estimated earnings per share in 2016, excluding restructuring charges by 24.4%. The analysis also indicated that the Merger is expected to be dilutive to tangible book value per share for Farmers and that Farmers would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by Farmers following the Merger will vary from the projected results, and the variations may be material.

Other Analyses. Sterne Agee reviewed the relative financial performance of Farmers and NBOH to a variety of relevant industry peer groups. Sterne Agee also reviewed earnings estimates, balance sheet composition and other financial data for Farmers and NBOH.

Relationships. In the ordinary course of its business as a broker-dealer, Sterne Agee may, from time to time, purchase securities from, and sell securities to Farmers, NBOH or their respective affiliates. Sterne Agee may also from time to time have a long or short position in, and buy or sell, debt or equity securities of Farmers, NBOH or its affiliates for its own account and for the accounts of its customers.

Sterne Agee has acted exclusively for the board of directors of Farmers in rendering this opinion in connection with the Merger and will receive a fee from Farmers for its services. Sterne Agee has also acted as an advisor on the transaction and a portion of its fee is contingent on its successful completion.

Sterne Agee received a fee of $75,000 upon rendering the fairness opinion. Additionally, Sterne Agee was paid a retainer fee of $25,000 in connection with the signing of this engagement. Upon the successful completion of the Merger, Sterne Agee is entitled to a fee of $550,000, reduced by any fee paid to Sterne Agee in connection with the signing of the engagement letter and fairness opinion. Farmers has agreed to reimburse Sterne Agee for reasonable and customary out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, and to indemnify against certain liabilities, including liabilities under the federal securities laws. Other than services provided to Farmers in connection with the proposed Merger and one additional investment banking engagement, Sterne Agee has not provided investment banking and financial advisory services to Farmers or NBOH in the past two years.

Regulatory Approvals Required

The Merger must receive approval from both the OCC and the Federal Reserve before the Merger may be consummated. Farmers [has/has not yet] received such approval to consummate the Merger from the OCC and Federal Reserve.

The approval of any regulatory applications merely implies the satisfaction of regulatory criteria for approval, which does not include review of the adequacy or fairness of the merger consideration to NBOH shareholders. Furthermore, regulatory approvals do not constitute or imply any endorsement or recommendation of the Merger or the terms of the Merger Agreement.

Interests of NBOH Directors and Executive Officers in the Merger

Officers and directors of NBOH have employment and other compensation agreements or economic interests that give them interests in the Merger that are somewhat different from, or in addition to, their interests as NBOH shareholders. These interests and agreements include:

•	two members of the NBOH board of directors (Mr. Smail and Mr. Wenger) will be appointed to the Farmers and Farmers Bank boards of directors, and it is anticipated that Mr. Smail will serve as Vice Chairman of Farmers and Farmers Bank;

•	the acceleration of vesting of all outstanding stock options issued by NBOH, and all such stock options will be exchanged for an amount of cash equal to the positive difference between $32.15 and the exercise price per share of such NBOH stock option multiplied by the number of shares subject to such NBOH stock option;

•	payments of retention bonuses to certain executive officers of NBOH;

•	continued employment that has been offered by Farmers to NBOH’s President and Chief Executive Officer, and will be offered to NBOH’s Vice President and Chief Financial Officer and each other member of NBOH’s senior management team; and

•	rights of NBOH officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Mr. Witmer was provided with a term sheet describing the following principal terms of his continued employment by Farmers after consummation of the Merger: (a) title of Senior Executive Vice President and Chief Community Banking Officer reporting directly to Mr. Helmick, President and CEO of Farmers, (b) annual base salary of $250,000, (c) pro-rata participation in Farmers’ 2015 annual bonus plan at a target benefit of 35% of base salary, (d) participation in Farmers’ long-term incentive plan with a 3-year award at a target benefit of 45% of base salary, (e) entry into Farmers’ form of change-in-control agreement for executive officers, and (f) coverage by Farmers’ Separation Policy.

Each of Farmers’ and NBOH’s board of directors was aware of these interests and considered them in approving the Merger Agreement.

Material U.S. Federal Income Tax Consequences of the Merger

This section describes the intended, material U.S. federal income tax consequences of the Merger to Farmers, NBOH, and U.S. holders of NBOH common shares who exchange their shares for Farmers common shares, cash or a combination of Farmers common shares and cash pursuant to the Merger. Farmers and NBOH intend for the Merger to be treated as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, and Farmers and NBOH intend that each will be a “party to a reorganization” within the meaning of Section 368(b) of the Internal Revenue Code. The closing of the Merger is conditioned upon the receipt by NBOH of an opinion of Calfee, Halter & Griswold LLP, tax counsel to NBOH, and the receipt by Farmers of an opinion of Vorys, Sater, Seymour and Pease LLP, tax counsel to Farmers, each dated as of the effective date of the Merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth in that opinion (including factual representations contained in certificates of officers of Farmers and NBOH), the Merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This section summarizes the matters addressed in the tax opinions of Calfee, Halter & Griswold LLP and Vorys, Sater, Seymour and Pease LLP filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.

Farmers and NBOH have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Merger, and the tax opinions to be delivered in connection with the Merger are not binding on the Internal Revenue Service. Consequently, there is no assurance of the accuracy of the anticipated U.S. federal income tax consequences to Farmers, NBOH, and the U.S. holders of NBOH common shares described in this joint proxy statement/prospectus.

The following discussion is based on the Internal Revenue Code, existing and proposed Treasury Department regulations promulgated thereunder, published Internal Revenue Service rulings, and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the U.S.;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the U.S. and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Department regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds NBOH common shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such partnership, holding NBOH common shares, you should consult your tax advisor.

This discussion is addressed only to those NBOH shareholders that hold their NBOH common shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular NBOH shareholders in light of their individual circumstances or to NBOH shareholders that are subject to special rules, such as:

•	mutual funds, banks, thrifts or other financial institutions;

•	pass-through entities and investors in those pass-through entities;

•	retirement plans or pension funds;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that elect to use the mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons that exercise dissenters’ rights;

•	persons that hold NBOH common shares as part of a straddle, hedge, constructive sale, conversion transaction or other risk management transaction;

•	persons who purchase or sell their NBOH common shares as part of a wash sale;

•	expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	persons that acquired their NBOH common shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax, U.S. federal estate or gift tax or any state, local or foreign tax consequences of the Merger. All holders of NBOH common shares should consult their tax advisors as to the specific tax consequences of the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws.

Reorganization Treatment

The Merger is intended to be a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, and Farmers and NBOH are each intended to be a “party to a reorganization” within the meaning of Section 368(b) of the Internal Revenue Code. If the intended reorganization treatment is respected by the Internal Revenue Service and the courts, then the material U.S. federal income tax consequences described below are anticipated.

U.S. Federal Income Tax Consequences to Farmers and NBOH

No Gain or Loss. No gain or loss will be recognized by Farmers or NBOH as a result of the Merger.

Tax Basis. The tax basis of the assets of NBOH in the hands of Farmers will be the same as the tax basis of such assets in the hands of NBOH immediately prior to the Merger.

Holding Period. The holding period of the assets of NBOH to be received by Farmers will include the period during which such assets were held by NBOH.

U.S. Federal Income Tax Consequences to U.S. Holders of NBOH Common Shares who Receive Solely Farmers Common Shares

A U.S. holder of NBOH common shares will recognize no gain or loss with respect to Farmers common shares such U.S. holder receives pursuant to the Merger (with respect to cash received in lieu of a fractional Farmers common share, see below under “– Cash In Lieu of Fractional Shares”).

U.S. Federal Income Tax Consequences to U.S. Holders of NBOH Common Shares who Receive Solely Cash

A U.S. holder of NBOH common shares who receives solely cash in exchange for all of its NBOH common shares, or properly exercises its dissenters’ rights, and does not constructively own Farmers’ common shares after the Merger (see “– Possible Dividend Treatment,” below), will recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such U.S. holder’s tax basis in NBOH’s common shares surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. holder at the effective time of the Merger. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

U.S. Federal Income Tax Consequences to U.S. Holders of NBOH Common Shares who Receive a Combination of Cash and Farmers Common Shares

A U.S. holder of NBOH common shares will recognize gain (but not loss) with respect to the Farmers common shares and cash such U.S. holder receives pursuant to the Merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Farmers common shares and the amount of cash received by such U.S. holder (other than cash received in lieu of a fractional Farmers common share), exceeds such U.S. holder’s basis in its NBOH common shares, and (ii) the amount of cash received by such U.S. holder (other than any cash received in lieu of a fractional Farmers common share, as discussed below under “– Cash In Lieu of Fractional Shares”). Subject to possible dividend treatment (as discussed in more detail under “– Possible Dividend Treatment,” below), gain that U.S. holders of NBOH common shares recognize in connection with the Merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held their NBOH common shares for more than one year at the effective time of the Merger. Long-term capital gain of certain non-corporate holders of NBOH common shares, including individuals, is generally taxed at preferential rates.

Tax Basis of Farmers Common Shares Received Pursuant to the Merger

The tax basis of the Farmers common shares received by such U.S. holder (including a fractional Farmers common share, if any, deemed issued and redeemed by Farmers) will be the same as the basis of the NBOH common shares surrendered in exchange for the Farmers common shares and cash, reduced by the amount of cash received by such U.S. holder in the Merger (other than any cash received in lieu of a fractional Farmers common share), and increased by any gain recognized by such U.S. holder in the Merger (including any portion of the gain that is treated as a dividend (as described below), but excluding any gain or loss resulting from the deemed issuance and redemption of a fractional Farmers common share). The holding period for Farmers common shares received by such U.S. holder will include such U.S. holder’s holding period for NBOH’s common shares surrendered in exchange for the Farmers common shares (including a fractional Farmers common share, if any, deemed to be issued and redeemed by Farmers).

If a U.S. holder of NBOH common shares acquired different blocks of NBOH common shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of NBOH common shares. In computing the amount of gain recognized, if any, a U.S. holder of NBOH common shares may not offset a loss realized on one block of shares against the gain realized on another block of shares. U.S. holders of NBOH common shares should consult their tax advisors regarding the manner in which Farmers common shares and cash received in the Merger should be allocated among different blocks of NBOH common shares and regarding their bases and holding periods in the particular shares of Farmers common shares received in the Merger.

Cash in Lieu of Fractional Shares

A U.S. holder of NBOH common shares that receives cash in lieu of a fractional Farmers common share generally will be treated as having received such fractional share and then having received such cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted basis in the NBOH common shares surrendered which is allocable to the fractional share. Subject to possible dividend treatment (as discussed in more detail under “Possible Dividend Treatment”, below), such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for its NBOH shares exceeds one year at the effective time of the Merger.

Possible Dividend Treatment

In some cases described above, the gain recognized by a U.S. holder could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, U.S. holders of NBOH common shares should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Backup Withholding and Reporting Requirements

Under certain circumstances, cash payments made to a U.S. holder of NBOH common shares pursuant to the Merger may be subject to backup withholding at a rate of 28% of the cash payable to the U.S. holder, unless the U.S. holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Department regulations, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability.

A U.S. holder of NBOH common shares owning at least 5% (by vote or value) of the outstanding shares of NBOH common shares or having a basis of $1,000,000 or more in its NBOH common shares immediately before the Merger is required to file a statement with such U.S. holder’s U.S. federal income tax return setting forth such U.S. holder’s tax basis in, and the fair market value of, the NBOH common shares exchanged by such U.S. holder pursuant to the Merger. In addition, all U.S. holders of NBOH common shares will be required to retain records pertaining to the Merger.

The preceding discussion of material U.S. federal income tax consequences of the Merger is included in this joint proxy statement/prospectus for general information only, and is intended only as a summary of material U.S. federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you.

Each NBOH shareholder should consult with his, her or its own tax advisor regarding the specific tax consequences to the shareholder of the Merger, including the application and effect of state, local and foreign income and other tax laws.

Accounting Treatment

The Merger will be accounted for under the acquisition method of accounting in accordance with generally accepted accounting principles in the United States. Under the acquisition method of accounting, the assets and liabilities of NBOH will be recorded and assumed at estimated fair values at the time the Merger is consummated. The excess of the estimated fair value of Farmers’ common shares issued and the cash proceeds paid over the net fair values of the assets acquired, including identifiable intangible assets, and liabilities assumed will be recorded as goodwill and will not be deductible for income tax purposes. Goodwill will be subject to an annual test for impairment and the amount impaired, if any, will be charged as an expense at the time of impairment.

Resale of Farmers’ Common Shares

Farmers has registered its common shares to be issued in the Merger with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). No restrictions on the sale or other transfer of Farmers’ common shares issued in the Merger will be imposed solely as a result of the Merger, except for restrictions on the transfer of Farmers’ common shares issued to any NBOH shareholder who may become an “affiliate” of Farmers for purposes of Rule 144 under the Securities Act. The term “affiliate” is defined in Rule 144 under the Securities Act and generally includes executive officers, directors and shareholders beneficially owning 10% or more of the outstanding Farmers’ common shares.

THE MERGER AGREEMENT

The following is a description of the material terms of the Merger Agreement. A complete copy of the Merger Agreement is attached as Annex B to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

The Merger Agreement contains representations and warranties of NBOH and Farmers. The assertions embodied in those representations and warranties are qualified by information contained in confidential disclosure schedules that the parties delivered in connection with the execution of the Merger Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from the standard of materiality generally applicable to statements made by a corporation to shareholders or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, or for any other purpose, at the time they were made or otherwise.

Effects of the Merger

As a result of the Merger, NBOH will merge with and into Farmers, with Farmers as the surviving company. The articles of incorporation and the code of regulations of Farmers as in effect immediately prior to the Merger will be the articles of incorporation and code of regulations of the surviving company.

As a result of the Merger, there will no longer be any publicly held NBOH common shares. To the extent that an NBOH shareholder receives Merger consideration in the form of cash, the NBOH shareholder will not participate in Farmers’ future earnings and potential growth as a shareholder of Farmers and will no longer bear the risk of any losses incurred in the operation of the surviving company’s business or of any decreases in the value of that business. Those NBOH shareholders receiving Farmers common shares as Merger consideration will only participate in the surviving company’s future earnings and potential growth through their ownership of Farmers common shares. All of the other incidents of direct share ownership in NBOH, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from NBOH, will be extinguished upon completion of the Merger.

Effective Time of the Merger

The Merger will occur on a date to be specified by Farmers and NBOH after the satisfaction or waiver of the last closing condition to be satisfied, including the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods, unless extended by mutual agreement of Farmers and NBOH. The Merger will become effective as of the date and time specified in the certificate of Merger to be filed with the Ohio Secretary of State. As of the date of this joint proxy statement/prospectus, the parties expect that the Merger will be effective during the first half of 2015. However, there can be no assurance as to when or if the Merger will occur.

If the Merger is not completed by the close of business on January 27, 2016, the Merger agreement may be terminated by either Farmers or NBOH, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements in the Merger Agreement.

Treatment of NBOH Stock Options

At the effective time of the Merger, each outstanding and unexercised employee and director option to purchase NBOH common shares, whether vested or unvested, will vest in full and cease to represent an option to purchase NBOH common shares. Instead, each holder of an option will be entitled to receive cash in an amount equal to (a) the positive difference, if any, between $32.15 and the exercise price of the option, multiplied by (b) the total number of NBOH common shares for which the option was exercisable.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. Farmers and NBOH have agreed that, prior to the effective time of the Merger, each will conduct its businesses, and cause its subsidiaries to conduct their respective businesses, in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. Farmers and NBOH have agreed to (and shall cause each of their respective subsidiaries to) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either to perform its covenants and agreements in the Merger agreement or to complete the Merger and other transactions contemplated by the Merger Agreement.

In addition to the general covenants above, NBOH has agreed that prior to the effective time of the Merger, subject to specified exceptions, it will not, and will not permit any of its subsidiaries to, without the prior written consent of Farmers (which shall not be unreasonably withheld or delayed):

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional NBOH common shares or other equity interest, voting debt or equity rights, except for issuances of NBOH common shares in connection with the exercise of NBOH stock options outstanding as of January 26, 2015, in accordance with their existing terms;

•	grant, award or issue any NBOH stock options, restricted units, stock appreciation rights, restricted stock, awards based on the value of NBOH capital stock or other equity-based awards with respect to NBOH common shares under any of the NBOH employee benefit plans or NBOH stock plans or otherwise;

•	make, declare, pay or set aside for payment any dividend or declare or make any dividend on or in respect of, or declare or make any distribution on any shares of its stock, other than regular quarterly dividends not exceeding $0.10 per share on NBOH’s common shares or dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries;

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock, other than repurchases of common shares in the ordinary course of business consistent with past practice to satisfy obligations under NBOH’s employee benefit plans;

•	amend the terms of, waive any right under, terminate, knowingly violate the terms of or enter into any contract or other binding obligation outside the ordinary course of business consistent with past practice or certain specified types of material contracts;

•	sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for those in the ordinary course of business consistent with past practice and in transactions that are not material when taken as a whole;

•	acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity;

•	amend the NBOH articles of incorporation or the NBOH code of regulations, or similar governing documents of any of its significant subsidiaries;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements or any regulatory agency responsible for regulating NBOH;

•	except as required by applicable law or under the terms of any employee benefit plan existing as of the date of the Merger Agreement: (1) increase in any manner beyond agreed amounts the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of NBOH or its subsidiaries, (2) pay or award, or commit to pay or award, any bonuses or incentive compensation, (3) become a party to, establish, amend, alter prior interpretations of, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any employee (or newly hired employee), (4) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation, (5) fund any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, (6) change any actuarial assumptions used to calculate funding obligations with respect to any employee benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law, or (7) hire or terminate without cause any employee who has or would have target total compensation of $75,000 or more;

•	take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable law imposed by any governmental entity, take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, or take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied;

•	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by law or as requested by a regulatory agency;

•	other than in consultation with Farmers, make any material change to its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as required by law or as requested by a regulatory agency;

•	settle any action, suit, claim or proceeding against it, except for settlements in an amount and for consideration not in excess of $25,000 individually (or $50,000 in the aggregate) and that would not impose any restriction on the business of it or its subsidiaries or create precedent for claims that is reasonably likely to be material to it or its subsidiaries;

•	make an application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	make or incur any capital expenditure in excess of $25,000 individually or $75,000 in the aggregate;

•	issue any communication of a general nature to its employees or customers without the prior approval of Farmers (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger;

•	make or change any material tax elections, change or consent to any change in it or its subsidiaries’ method of accounting for tax purposes (except as required by applicable tax law), enter into any structured transaction outside of its regular course of business, settle or compromise any material tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of taxes, surrender any right to claim a refund for a material amount of taxes, or file any material amended tax return;

•	except for (1) loans or legally binding commitments for loans that have previously been approved by NBOH prior to date of the Merger Agreement, make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan, or amend or modify in any material respect any existing loan, that would result in total credit exposure to the applicable borrower (and its affiliates) in excess of $750,000, (2) with respect to amendments or modifications that have previously been approved by NBOH prior to the date of the Merger Agreement, amend or modify in any material respect any existing loan rated “special mention” or below with total credit exposure in excess of $750,000, or (3) with respect to any actions that have previously been approved by NBOH prior to the date of the Merger Agreement, modify or amend any loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by NBOH, in each case in excess of $750,000; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the above prohibited actions.

Farmers has agreed to a more limited set of restrictions on its business prior to the completion of the Merger. Specifically, Farmers has agreed that prior to the effective time of the Merger, except as expressly permitted by the Merger Agreement, it will not, without the prior written consent of NBOH (which shall not be unreasonably withheld or delayed), and will not permit any of its subsidiaries to:

•	take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable law imposed by any governmental entity, take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, or take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied;

•	make or change any material tax elections, change or consent to any change in it or its subsidiaries’ method of accounting for tax purposes (except as required by applicable tax law), enter into any structured transaction outside of its regular course of business, settle or compromise any material tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of taxes, surrender any right to claim a refund for a material amount of taxes, or file any material amended tax return; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the above prohibited actions.

Regulatory Matters. Farmers and NBOH have agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part. Farmers has agreed to use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Farmers and NBOH have agreed to mail or deliver the joint proxy statement/prospectus to their respective shareholders. Farmers has also agreed to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to complete the Merger, and NBOH has agreed to furnish all information concerning NBOH and the holders of NBOH common shares as may be reasonably requested in connection with any such action.

Farmers and NBOH have agreed to cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to complete the Merger and to comply with the terms and conditions of all such permits, consents, approvals and authorizations.

Additionally, each of Farmers and NBOH have agreed to furnish to the other all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Farmers, NBOH or any of their respective subsidiaries to any governmental entity in connection with the Merger.

Shareholder Approval. NBOH’s board of directors has resolved to recommend to the NBOH shareholders that they approve the Merger Agreement (subject to certain exceptions if, following the receipt of a superior proposal (as defined below), such recommendation would violate the board’s fiduciary duties under Ohio law) and to submit to the NBOH shareholders the Merger Agreement and any other matters required to be approved by the NBOH shareholders in order to carry out the intentions of the Merger Agreement.

Farmers’ board of directors has resolved to recommend to the Farmers shareholders that they approve the Merger Agreement and to submit to the Farmers shareholders the Merger Agreement and any other matters required to be approved by the Farmers shareholders in order to carry out the intentions of the Merger Agreement.

Nasdaq Listing. Farmers will cause the Farmers common shares to be issued in the Merger to be authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the effective time of the Merger.

Employee Matters. The Merger Agreement provides that as soon as administratively practicable after the effective time, Farmers will take all reasonable actions so that employees of NBOH and its subsidiaries will be entitled to participate in each Farmers employee benefit plan of general applicability (other than any plan that is frozen to new participants) to the same extent as similarly-situated employees of Farmers and its subsidiaries. Farmers will cause each Farmers employee benefit plan in which employees of NBOH and its subsidiaries are eligible to participate to recognize, for purposes of eligibility to participate in and vesting of benefits under the Farmers employee benefit plans, the services of such employees of NBOH and its subsidiaries to the same extent such service was credited for such purposes by NBOH and its subsidiaries.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the Merger, Farmers will indemnify and hold harmless, to the fullest extent provided under NBOH’s articles of incorporation and code of regulations, each present and former director and officer of NBOH and its subsidiaries from liabilities arising out of or pertaining to matters existing or occurring at or before the effective time of the Merger, including the transactions contemplated by the Merger Agreement. Farmers has also agreed, that for a period of six years following the effective time of the Merger, it will use commercially reasonable efforts to provide directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of NBOH or any of its subsidiaries with respect to claims against such officers and directors arising from facts or events occurring before the effective time of the Merger, including the transactions contemplated by the Merger Agreement. The insurance will contain terms and conditions that are no less advantageous than the current coverage provided by NBOH, except that Farmers is not required to incur annual premium expense greater than 150% of NBOH’s current annual directors’ and officers’ liability insurance premium. At the option of Farmers, prior to the completion of the Merger and in lieu of the foregoing, Farmers may purchase and pay for a tail policy for directors’ and officers’ liability insurance on the terms described in this paragraph.

No Solicitation. The Merger Agreement precludes NBOH and its subsidiaries and their respective officers, directors, employees, agents, advisors and other retained representatives from (1) initiating, soliciting, encouraging, knowingly facilitating (including by way of providing information) or inducing inquiries, proposals or offers with respect to, or the making or completing, any acquisition proposal (as defined below) by a third party, (2) entering into, continuing or participating in any discussions or negotiations regarding, or furnishing to any third party any confidential or nonpublic information with respect to or in connection with, an acquisition proposal, (3) taking any other action to knowingly facilitate any inquiries or any proposal that constitutes or may reasonably be expected to lead to an acquisition proposal, (4) approving, endorsing or recommending or proposing to approve, endorse or recommend any acquisition proposal or any agreement related to an acquisition proposal, (5) entering into any agreement contemplating or otherwise relating to any acquisition transaction (as defined below) with a third party or acquisition proposal, (6) entering into any agreement or agreement in principle with a third party requiring, directly or indirectly, NBOH to abandon, terminate or fail to complete the Merger or breach its obligations under the Merger Agreement, or (7) proposing or agreeing to do any of the actions in items (1) through (6) above. However, if at any time before NBOH’s shareholder meeting NBOH receives an unsolicited bona fide written acquisition proposal by any third party other than as a result of taking the prohibited actions described above, and NBOH’s board of directors determines, in its good faith judgment (after consultation with NBOH’s financial and outside legal counsel) to constitute or to be reasonably likely to result in a superior proposal (as defined below), NBOH and its representatives may furnish nonpublic information and participate in negotiations or discussions to the extent NBOH’s board of directors has determined, in its good faith judgment (after consultation with its outside legal counsel), that the failure to take such action would cause it to violate its fiduciary duties under applicable law. NBOH has agreed to immediately terminate any activities, discussions or negotiations conducted before the date of the Merger Agreement with any persons other than Farmers with respect to any acquisition proposal. NBOH has also agreed to advise Farmers within 24 hours following receipt of any acquisition proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any acquisition proposal and the terms and conditions of such acquisition proposal (including the identity of the third party making such acquisition proposal), and will keep Farmers promptly apprised of any developments. NBOH also agreed to simultaneously provide to Farmers any information concerning it that may be provided to any other person in connection with any acquisition proposal which has not previously been provided to Farmers.

In addition, at any time prior to NBOH’s shareholder meeting, the board of directors of NBOH may withdraw its recommendation of the Merger Agreement, and may change its recommendation with respect to the NBOH Merger proposal, if and only if (1) from the date of the Merger Agreement NBOH has complied with its obligations with respect to the non-solicitation of acquisition proposals and certain other of its obligations with respect to convening the NBOH shareholder meeting set forth in the Merger Agreement, and (2) the board of directors of NBOH has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law; except that the board of directors of NBOH may not effect such a change in its recommendation to NBOH shareholders unless:

•	NBOH receives an unsolicited bona fide written acquisition proposal and the board of directors of NBOH concludes in good faith (after consultation with its financial advisors and outside legal counsel) that such acquisition proposal is a superior proposal, after taking into account any amendment or modification to the Merger Agreement agreed to or proposed by Farmers;

•	NBOH provides prior written notice to Farmers at least five business days in advance (the “notice period”) of taking such action, which notice advises Farmers that the board of directors of NBOH has received a superior proposal, specifies the material terms and conditions of such superior proposal (including the identity of the third party making the superior proposal);

•	during the notice period, NBOH and its financial advisors and outside legal counsel negotiate with Farmers in good faith (to the extent Farmers desires to do so) to make such adjustments in the terms and conditions of the Merger Agreement so that such superior proposal ceases to constitute a superior proposal; and

•	the board of directors of NBOH concludes in good faith (after consultation with NBOH’s financial advisors and outside legal counsel) that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by Farmers, if any, that such acquisition proposal continues to constitute a superior proposal.

If during the notice period any material revisions are made to the superior proposal, NBOH must deliver a new written notice to Farmers and must again comply with the requirements described above with respect to such new written notice, except that the new notice period will be two business days. In the event the board of directors of NBOH does not conclude, after complying with the requirements described above, that the acquisition proposal continues to constitute a superior proposal, and afterwards seeks to change its recommendation to the NBOH shareholders, it must comply once again with the procedures described above with respect to any future superior proposal.

As used in the Merger Agreement, “acquisition proposal” means any proposal, offer, inquiry, or indication of interest (whether binding or non-binding, and whether communicated to NBOH or publicly announced to NBOH’s shareholders) by any person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Farmers or any of its affiliates, relating to an acquisition transaction involving NBOH or any of its present or future consolidated subsidiaries, or any combination of such subsidiaries.

As used in the Merger Agreement, “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (1) any acquisition (whether direct or indirect, including by way of Merger, share exchange, consolidation, business combination or other similar transaction) or purchase from NBOH by any person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Farmers or any of its affiliates, of 15% or more in interest of the total outstanding voting securities of NBOH or any of its subsidiaries (measured by voting power), or any tender offer or exchange offer that if completed would result in any person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Farmers or any of its affiliates, beneficially owning 15% or more in interest of the total outstanding voting securities of NBOH or any of its subsidiaries (measured by voting power), or any merger, consolidation, share exchange, business combination or similar transaction involving NBOH pursuant to which the shareholders of NBOH immediately preceding such transaction would hold less than 85% of the equity interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof) (measured by voting power); (2) any sale or lease or exchange, transfer, license, acquisition or disposition of a business, deposits or assets that constitute 15% or more of the consolidated assets, business, revenues, net income, assets or deposits of NBOH; or (3) any liquidation or dissolution of NBOH or any of its subsidiaries.

As used in the Merger Agreement, “superior proposal” means any bona fide written acquisition proposal that the board of directors of NBOH determines in its good faith judgment to be more favorable from a financial point of view to NBOH’s shareholders than the Merger and to be reasonably capable of being completed on the terms proposed, after (1) receiving the advice of outside counsel and Boenning or another nationally recognized investment banking firm, and (2) taking into account all relevant factors (including the likelihood of consummation of such transaction on the terms set forth therein; any proposed changes to the Merger Agreement that may be proposed by Farmers in response to such acquisition proposal (whether or not during the notice period); and all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing)); except that for purposes of the definition of “superior proposal,” the references to “15%” and “85%” in the definitions of acquisition proposal and acquisition transaction are changed to “50%.”

Representations and Warranties

The Merger Agreement contains representations and warranties made by NBOH to Farmers relating to a number of matters, including the following:

•	corporate organization, good standing, corporate power, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the Merger Agreement or completing the Merger;

•	required regulatory consents and approvals necessary in connection with the Merger;

•	proper filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC;

•	conformity with U.S. GAAP and SEC requirements of NBOH’s financial statements and the absence of undisclosed liabilities;

•	broker’s and finder’s fees related to the Merger;

•	absence of a material adverse effect on NBOH since December 31, 2014;

•	compliance with applicable law;

•	non-applicability of state takeover laws;

•	employee compensation and benefits matters;

•	opinion from financial advisor;

•	home mortgage loan repurchases;

•	legal proceedings;

•	material contracts;

•	environmental matters;

•	tax matters;

•	absence of action or any fact or circumstance that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	derivatives;

•	labor matters; and

•	loan matters.

The Merger Agreement also contains representations and warranties made by Farmers to NBOH relating to a number of matters, including the following:

•	corporate organization, good standing, corporate power and qualification to do business;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the Merger Agreement or completing the Merger;

•	required regulatory consents necessary in connection with the Merger;

•	proper filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC;

•	the conformity with GAAP and SEC requirements of Farmers’s financial statements filed with the SEC;

•	broker’s and finder’s fees related to the Merger;

•	compliance with applicable law;

•	legal proceedings;

•	the absence of a material adverse effect on Farmers since December 31, 2014;

•	tax matters;

•	absence of any action or any fact or circumstance that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	ownership of Farmers common shares; and

•	available funds.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to Farmers or NBOH, as the case may be, means a material adverse effect on (1) the financial condition, results of operations or business of that party and its subsidiaries taken as a whole, or (2) a material adverse effect on the ability of that party to complete the Merger on a timely basis, other than, with respect to (1) above, effects resulting from (A) changes after the date of the Merger Agreement in applicable GAAP or regulatory accounting requirements, (B) changes after the date of the Merger Agreement in laws of general applicability to companies in the industries in which the party and its subsidiaries operate, (C) changes after the date of the Merger Agreement in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which the party and its subsidiaries operate, (D) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (E) the public disclosure of the Merger Agreement and compliance with the Merger Agreement, (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (G) actions or omissions taken with the prior written consent of the other party, except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the party and its subsidiaries operate.

The representations and warranties in the Merger Agreement do not survive the effective time of the Merger and, as described below under “ – Termination”, if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party knowingly breached the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this document as Annex B are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by Farmers and NBOH, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Farmers, NBOH or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Farmers’ public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Farmers publicly files with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” in the forepart of this document.

Conditions to the Merger

Conditions to Each Party’s Obligations. The respective obligations of each of Farmers and NBOH to complete the Merger are subject to the satisfaction of the following conditions:

•	the receipt of the requisite approval of the Farmers shareholders and the NBOH shareholders on the Merger Agreement;

•	authorization for the listing on the Nasdaq of the Farmers common shares to be issued in the Merger;

•	the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectusis a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose;

•	the absence of any order, injunction or decree issued by any court or agency or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; and

•	the receipt of all regulatory approvals of governmental entities necessary to complete the transactions contemplated by the Merger Agreement, and the expiration of all applicable statutory waiting periods.

Conditions to Obligations of Farmers. The obligation of Farmers to complete the Merger is also subject to the satisfaction, or waiver by Farmers, of the following conditions:

•	the accuracy of NBOH’s representations and warranties in the Merger Agreement as of the date of the Merger Agreement and as of effective time of the Merger (other than representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date), subject to applicable materiality qualifiers (and the receipt of an officer’s certificate from NBOH to that effect);

•	the performance by NBOH in all material respects of all obligations required to be performed by it under the Merger Agreement at or prior to the effective time of the Merger (and the receipt of an officer’s certificate from NBOH to that effect);

•	the receipt of a legal opinion, dated as of the closing date, from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the mutual agreement of Farmers and Mark R. Witmer upon the terms under which Mr. Witmer will continue employment with the surviving company; and

•	the absence of any action, determination or law enacted, entered, enforced or deemed applicable to the transactions contemplated by the Merger Agreement, including the Merger and the bank merger, by any governmental entity which imposes any restriction, requirement or condition that, individually or in the aggregate would, after the effective time of the Merger, restrict or burden Farmers or the surviving company or any of their respective affiliates in connection with the transactions contemplated by the Merger Agreement or with respect to the business or operations of Farmers or the surviving company that would have a material adverse effect on Farmers, the surviving company or any of their respective affiliates, in each case measured on a scale relative to NBOH.

Conditions to Obligations of NBOH. The obligation of NBOH to complete the Merger is also subject to the satisfaction, or waiver by NBOH, of the following conditions:

•	the accuracy of Farmers’ representations and warranties in the Merger Agreement as of the date of the Merger Agreement and as of the effective time of the Merger (other than representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date), subject to applicable materiality qualifiers (and the receipt of an officer’s certificate from Farmers to that effect);

•	the performance by Farmers in all material respects of all obligations required to be performed by it under the Merger Agreement at or prior to the effective time of the Merger (and the receipt of an officer’s certificate from Farmers to that effect);

•	the receipt of a legal opinion, dated as of the closing date, from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	Farmers’ authorization of delivery of the Farmers common shares to be issued in the Merger and the delivery by Farmers of the cash consideration (and any cash payable in lieu of fractional shares) to be paid in the Merger.

Termination; Termination Fee

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the Merger by NBOH shareholders:

•	by mutual written consent of Farmers and NBOH;

•	by either party, if a required governmental approval is denied by final, non-appealable action, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the transactions contemplated by the Merger Agreement;

•	by either Farmers or NBOH, if the Merger has not closed on or before January 27, 2016, unless the failure to close by such date is due to the terminating party’s failure to observe the covenants and agreements of such party in the Merger Agreement;

•	by either Farmers or NBOH, if there is a breach by the other party of any of its covenants or agreements or any of its representations or warranties that would, either individually or in the aggregate with other breaches by such party, result in, if occurring or continuing on the closing date, the failure of the conditions of the terminating party’s obligation to complete the Merger and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement);

•	by Farmers, if at any time prior to the effective time of the Merger, NBOH’s board of directors has (1) failed to recommend to the shareholders of NBOH that they vote to approve the Merger Agreement, (2) changed its recommendation with respect to the Merger Agreement, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, certain acquisition proposals other than the Merger Agreement, whether or not permitted by the Merger Agreement, or has resolved to do the same, or (3) failed to substantially comply with its non-solicitation obligations or its obligations to recommend to the NBOH shareholders the adoption of the Merger proposal and call a shareholder meeting for that purpose;

•	by Farmers, if a tender offer or exchange offer for 15% or more of the outstanding NBOH common shares is commenced (other than by Farmers or a subsidiary of Farmers), and NBOH’s board of directors recommends that the shareholders of NBOH tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within ten business days; or

•	by either Farmers or NBOH, if the NBOH shareholders do not vote to approve the Merger Agreement at a duly held shareholders meeting (including any adjournment or postponement of such meeting) or the Farmers shareholders do not vote to approve the Merger Agreement at a duly held shareholders meeting (including any adjournment or postponement of such meeting).

NBOH must pay Farmers a termination fee of $2.5 million in the following circumstances:

•	(1) either (A) NBOH or Farmers terminates the Merger Agreement because the Merger has not been completed by January 27, 2016, (B) Farmers terminates the Merger Agreement because of NBOH’s willful breach of the Merger Agreement, or (C) either NBOH or Farmers terminates the Merger Agreement because NBOH shareholders have not approved the Merger Agreement at the NBOH shareholder meeting or Farmers shareholders have not approved the Merger Agreement at the Farmers shareholder meeting, and (2) prior to termination, there has been a publicly announced acquisition proposal by any third party to NBOH or its shareholders or a third party announced an intention to make an acquisition proposal, and (3) within twelve months of such termination NBOH either (A) completes an acquisition transaction, or (B) enters into any definitive agreement contemplating or otherwise relating to any acquisition transaction (but not including any confidentiality agreement required by the non-solicitation provisions contained in the Merger Agreement) with respect to an acquisition transaction or acquisition proposal, whether or not such acquisition transaction or acquisition proposal is subsequently completed (but changing, in the case of the preceding clauses (A) and (B), the references to the 15% and 85% amounts in the definitions of acquisition transaction and acquisition proposal to 50%); or

•	Farmers terminates the Merger Agreement because prior to the effective time of the Merger, (1) the NBOH board of directors (A) failed to recommend that the NBOH shareholders approve the Merger Agreement, (B) withdrew, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Farmers, or took any action, or made any public statement, filing or release inconsistent with, its recommendation in favor of the Merger Agreement, or publicly approved, endorsed or recommended, or publicly proposed to approve, endorse or recommend, any acquisition proposal, whether or not permitted by the Merger Agreement, or resolved to do the same, or (C) failed to substantially comply with its obligations to call a special meeting of the NBOH shareholders and recommend that they approve the Merger Agreement and to refrain from soliciting alternative acquisition proposals, or (2) a tender offer or exchange offer is commenced for 15% or more of the outstanding shares of NBOH common shares (other than by Farmers or one of its subsidiaries), and the board of directors of NBOH recommends that the NBOH shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that they reject such tender offer or exchange offer within the ten business day period provided for in Rule 14e-2(a) under the Exchange Act.

Effect of Termination

If the Merger Agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties, except in the case of a party’s willful breach of the Merger Agreement. However, the provisions of the Merger Agreement relating to confidentiality obligations of the parties, the termination fee, publicity and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement.

Amendments, Extensions and Waivers

The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the Merger Agreement proposal by the NBOH shareholders, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the Merger Agreement by the NBOH shareholders and/or the Farmers shareholders, there may not be, without further approval of such shareholders, any amendment of the Merger Agreement that requires further approval under applicable law.

At any time prior to the effective time of the Merger, the parties, by action taken or authorized by their respective boards of directors, may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any extension or waiver must be in a signed writing.

Stock Market Listing

Application will be made by Farmers to have the Farmers common shares to be issued in the Merger approved for listing on the Nasdaq, which is the principal trading market for existing Farmers common shares. It is a condition to both parties’ obligation to complete the Merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

All fees and expenses incurred in connection with the merger, the merger agreement, and the transactions contemplated by the Merger agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is completed.

COMPARISON OF CERTAIN RIGHTS OF NBOH AND FARMERS SHAREHOLDERS

Those shareholders of NBOH that do not exercise dissenters’ rights will receive Farmers common shares in the Merger and, therefore, will become shareholders of Farmers. Their rights as shareholders of Farmers will be governed by the Ohio Revised Code and by Farmers’ Amended Articles of Incorporation and Amended Code of Regulations, while NBOH shareholders are currently governed by the Ohio Revised Code and by NBOH’s Amended Articles of Incorporation and Code of Regulations. Although the rights of the holders of Farmers’ common shares and those of the holders of shares of NBOH’s common shares are similar in many respects, there are some differences. These differences relate to differences between provisions of the Amended Articles of Incorporation of Farmers and the Amended Articles of Incorporation of NBOH, and differences between provisions of the Amended Code of Regulations of Farmers and the Code of Regulations of NBOH.

The following chart compares certain rights of the holders of NBOH common shares to the rights of holders of Farmers common shares in areas where those rights are materially different. This summary, however, does not purport to be a complete description of such differences and is qualified in its entirety by reference to the relevant provisions of Ohio law and the respective corporate governance instruments of NBOH and Farmers.

Quorum of Shareholders

NBOH

Under NBOH’s Code of Regulations, a majority of the shares issued and outstanding having voting power are requisite and will constitute a quorum at all meetings of shareholders for the transaction of business, except when a greater proportion is required by law, the Amended Articles of Incorporation or the Code of Regulations.

Farmers

Under Farmers’ Amended Code of Regulations, shareholders representing not less than one third of the outstanding voting stock constitute a quorum for a meeting, except when a greater proportion is required by law or the articles of incorporation.

Call of Special Meeting of Shareholders

NBOH

NBOH’s Code of Regulations provides that meetings of shareholders may be called by the president or a vice president, or the directors by action at a meeting, or a majority of the directors acting without a meeting or by the secretary of the corporation upon the order of the board of directors, or by the persons who hold fifty percent of all the shares outstanding and entitled to vote at the meeting.

Farmers

Farmers’ Amended Code of Regulations provides that special meetings of shareholders may be called at any time by the chairman of the board of directors, president or a vice president, or a majority of the board of directors acting with or without a meeting, or the holder or holders of one-fourth of all shares outstanding and entitled to vote at the meeting.

Authorized Capital

NBOH NBOH’s Amended Articles of Incorporation authorize NBOH to issue up to six million shares all of which will be without par value.	Farmers Farmers’ Amended Articles of Incorporation authorize Farmers to issue up to thirty-five million shares, each without par value.

Removal of Directors

NBOH

NBOH’s Code of Regulations provides that all the directors, or all the directors of a particular class, if any, or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed.

Farmers

Farmers’ Amended Code of Regulations provides that any or all of the directors shall only be removed with cause and only by the affirmative vote of the holders of not less than sixty-six and two-thirds percent of the voting stock of the corporation at a meeting called for such purpose.

Cumulative Voting

NBOH

NBOH’s Code of Regulations provides that, subject to the satisfaction of certain notice requirements, each shareholder has the right to cumulate the voting power he possesses and to give one candidate as many votes as the number of directors to be elected multiplied by the number of his votes equals, or to distribute his votes on the same principle among two or more candidates, as he sees fit.

Farmers Farmers’ Amended Articles of Incorporation provide that no shareholder has the right to vote cumulatively in the election of directors.

Pre-emptive Rights

NBOH NBOH’s Amended Articles of Incorporation do not grant pre-emptive rights to shareholders.

Farmers

Farmers’ Amended Articles of Incorporation provide that, subject to certain exceptions, shareholders have the right to purchase shares in any offering or sale by Farmers of shares for cash in proportion to their respective holdings of Farmers common shares.

Amendment of Articles of Incorporation and Code of Regulations

NBOH

NBOH’s Amended Articles of Incorporation provide that any amendments to the Amended Articles of Incorporation require the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of NBOH, except that an amendment of the article relating to certain “business combinations” requires the affirmative vote of eighty percent of the voting power of NBOH.

Farmers

Farmers’ Amended Articles of Incorporation may only be amended by the affirmative vote of the holders of shares of Farmers entitling them to exercise at least two-thirds of voting power of Farmers, except that an amendment of the article relating to certain “control share acquisitions” and “business combinations” requires the affirmative vote of seventy-five percent of the voting power of Farmers.

NBOH’s Code of Regulations provides that the Code of Regulations may be amended or new regulations adopted by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power on such proposal, except for the amendment of certain provisions relating to the location, date and call of shareholder meetings which requires the affirmative vote of eighty percent of the voting power of NBOH.	Farmers’ Amended Code of Regulations provides that the Amended Code of Regulations may be amended or repealed by the affirmative vote of the holders of a majority of the voting power of Farmers, or, without a meeting, by the written consent of the holders of two-thirds of the voting power of Farmers.

Votes Required to Approve Certain Transactions

NBOH

Unless the prior approval of two-thirds of the continuing directors has been obtained, NBOH’s Amended Articles of Incorporation require the affirmative vote of the holders of not less than eighty percent of the voting stock for the approval or authorization of any business transactions with a related person, or any business transaction in which a related person has an interest (except proportionately as a shareholder).

Farmers

Pursuant to Farmers’ Amended Articles of Incorporation, a “control share acquisition” must be approved by the shareholders. If the control share acquisition is approved by at least two-thirds of the board of directors, then the proposed control share acquisition must be approved by the affirmative vote of at least a two-thirds of the voting power of Farmers. If the control share acquisition is not so approved by the board of directors, the proposed control share acquisition must be approved by the affirmative vote of at least eighty per cent of the voting power of Farmers.

Provisions with Possible Anti-Takeover Effects

NBOH

Certain provisions of NBOH’s Amended Articles of Incorporation and Code of Regulations provide “anti-takeover” protections which include:

•    the division of the board of directors into three classes;

•    the supermajority voting requirements for certain corporate transactions;

•    limiting the business at special meetings to the purpose stated in the notice of the meeting; and

•    the broad range of factors that NBOH’s board of directors may consider in evaluating proposed business combinations and tender offer proposals.

Farmers

Farmers’ Amended Articles of Incorporation and Amended Code of Regulations contain provisions that may serve as anti-takeover protections, which include:

•    the division of the board of directors into three classes;

•    the ability of Farmers’ board to fill vacancies and newly created directorships by a vote of the majority of the directors then in office; and

•    the supermajority voting requirements for certain corporate transactions.

INFORMATION ABOUT NBOH

NBOH Directors and Officers

James R. Smail is Executive Chairman of the Board. In addition to serving as Chairman, Director and Chief Executive Officer of J.R. Smail, Inc. since 1975, Mr. Smail serves as Chairman of the Board and Director of Monitor Bancorp, Inc. since 1972 as well as currently and previously numerous other directorships with energy, financial and ranching companies. The Board concluded that Mr. Smail should serve as a director of NBOH primarily due to his experience in managing businesses and his experience in the financial institution industry as wells as his entrepreneurial skills. This background enables Mr. Smail to provide valuable insights to the Board in evaluating the business conditions in markets in which NBOH operates, as well as setting corporate strategy.

Mark R. Witmer has served as President and Chief Executive Officer of NBOH and FNB since January 1, 2012. Mr. Witmer served as Senior Vice President, Agribusiness and Community Banking from August 16, 2011 until December 31, 2011. Mr. Witmer served as Vice President, Agribusiness and Community Banking from July 26, 2010 until August 21, 2011. Mr. Witmer served as Dealer/Manager, Executive Vice President and Chief Credit Officer at Farm Credit, Kentucky and Pennsylvania from July 2007 until July 2010. Prior to his duties with Farm Credit, Mr. Witmer was Senior Vice President at Sky Bank, Salineville, Ohio from September 2000 until July 2007. The Board concluded that Mr. Witmer should serve as a director, as well as the President and Chief Executive Officer of NBOH, due to his 27 years of experience in and knowledge of community banking and agribusiness as well as significant community involvement. This background enables Mr. Witmer to provide valuable insights to the Board, particularly in evaluating the business conditions in markets in which NBOH operates, as well as in setting corporate strategy and compensating NBOH’s management.

Howard J. Wenger has been the President of Wenger Excavating, Inc. since 1968, Lake Region Oil, Inc. since 1979 and Northstar Asphalt, Inc., Massillon Materials, Inc., and Stark Materials, Inc. since 1985, companies specializing in earthwork, underground utilities, asphalt paving, aggregates and oil and gas production, operating from Wayne and Stark Counties, Ohio. The Board concluded that Mr. Wenger should serve as a director of NBOH primarily due to his long experience in managing businesses and his entrepreneurial skills. In addition, Mr. Wenger has significant experience with NBOH, having served on the Board for 16 years. This background enables Mr. Wenger to provide valuable insights to the Board, particularly in evaluating the business conditions in markets in which NBOH operates as well as in setting corporate strategy.

There are no family relationships among any of NBOH’ directors or executive officers. No director or executive officer of NBOH, other than Mr. Smail, serves as a director of (1) a company with a class of securities registered under or that is subject to the periodic reporting requirements of the Securities Exchange Act of 1934; or (2) any investment company registered under the Investment Company Act of 1940. None of NBOH’s directors or executive officers have been involved in any legal proceedings concerning bankruptcy, either individually or in respect of any businesses with which they have been involved. In addition, none of the directors has been convicted of any crime, excluding traffic violations and similar minor offenses.

Transactions with Directors and Officers

Directors, officers and their associates were customers of, and had transactions with, FNB in the ordinary course of business in 2014. Similar transactions can be expected in the future. All loans and loan commitments involving directors, officers and their associates were made by FNB on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavorable features. All loans and loan commitments with directors and executive officers require advance approval by FNB’s Board of Directors.

Executive and Director Compensation

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)		Total ($)
Mark R. Witmer	2014	$240,000	$70,000	$—	$—		$—	$—	$11,888	(1)	$321,888
President and Chief Executive Officer of NBOH and FNB	2013	$219,167	$57,500	$—	$30,100	(2)	$—	$—	$8,729	(3)	$315,496
	2012	$187,500	$40,000	$—	$17,700	(4)	$—	$—	$6,053	(5)	$251,253

(1)	Compensation reported in this column includes employer portion of health insurance coverage of $3,524, employer contributions under FNB’s 401 (k) plan of $5,750; and $2,614 cash payment from FNB equal to 20% of the purchase price of 650 NBOH Corporation common shares acquired by the employee on the open market.
(2)	Compensation reported represents the fair value of an incentive stock option award at the date of grant.
(3)	Compensation reported in this column includes employer portion of health insurance coverage of $3,489, employer contributions under FNB’s 401 (k) plan of $4,375; and $865 cash payment from FNB equal to 20% of the purchase price of 237 NBOH Corporation common shares acquired by the employee on the open market.
(4)	Compensation reported represents the fair value of an incentive stock option award at the date of grant.
(5)	Compensation reported in this column includes employer portion of health insurance coverage of $3,378, and employer contributions under FNB’s 401 (k) plan of $2,675.

Narrative Discussion to the Summary Compensation Table

Employment Agreement with Mr. Witmer – In July 2013, NBOH entered into an employment agreement with Mr. Witmer. The term of Mr. Witmer’s employment period will continue until December 31, 2015 and shall be automatically extended for one year periods thereafter, unless Mr. Witmer gives or receives not less than ninety days prior written notice to or from NBOH that the employment period shall not be so extended.

Mr. Witmer’s employment agreement entitled him to an annual salary of $230,000 through the period between July 16, 2013 and December 31, 2013; $240,000 for the period between January 1, 2014 and December 31, 2014; and $250,000 for the period between January 1, 2015 and December 31, 2015.

No other named executives have written employment contracts.

Equity Incentive Plan – On February 19, 2008, the Board adopted an Equity Incentive Plan (the “Equity Incentive Plan”), which was approved by the shareholders at the 2008 Annual Meeting. A key objective of the Equity Incentive Plan is to promote the success of NBOH’s business by providing appropriate equity incentives to officers, employees, consultants and non-employee directors. The Equity Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (sometimes referred to individually or collectively as “Awards”). All Awards granted under the Equity Incentive Plan shall be evidenced by an Award Agreement.

The Equity Incentive Plan helps NBOH to (i) attract and retain qualified non-employee directors, executives and other key employees and consultants with appropriate equity-based awards, (ii) motivate high levels of performance, (iii) recognize employee contributions to NBOH’s success, and (iv) align the interest of Equity Incentive Plan participants with those of NBOH’s shareholders.

The Equity Incentive Plan also helps NBOH to remain competitive for qualified non-employee directors and executives, and skilled employees and consultants in the banking industry, particularly against similar companies competing for the same talent pool.

Outstanding Equity Awards at Fiscal Year-End

Name	Option Awards						Stock Awards
	Number of Securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Equity Incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested (#)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Mark R. Witmer	1,600	400	(1)		$13.22	10/19/2020
	6,000	4,000	(2)		$14.10	1/17/2022
	2,000	8,000	(3)		$19.00	12/16/2023

(1)	These stock options become exercisable on October 19, 2015.
(2)	These stock options become exercisable in equal increments on January 17, 2016, and 2017.
(3)	These stock options become exercisable in equal increments on December 16, 2015, 2016, 2017 and 2018.

Share Ownership of Certain NBOH Beneficial Owners and Management

The following table sets forth information with respect to the NBOH common shares beneficially owned by each director of NBOH, by certain executive officers of NBOH and by persons known to us who may be beneficial owners of more than 5% of NBOH common shares. The table also shows the number of shares owned by the directors and executive officers as a group as of the date of [                    ], 2015. Except as otherwise indicated, each person shown in the table has sole or shared voting and investment power with respect to the common shares indicated. The business address of each director and executive officer of NBOH is 112 West Market Street, Orrville, Ohio 44667.

Directors, Named Executive Officers and 5% Holders	Common Shares Beneficially Owned (1)	Percent Of Class
John P. Cook, CPA, Ph.D.	8,600	*
Bobbi E. Douglas	6,913	*
John W. Kropf (2)	42,350	1.89%
John L. Muhlbach, Jr.	9,220	*
Thomas R. Poe	12,203	*
Victor B. Schantz	16,100	*
Steve Schmid (3)	17,104	*
James R. Smail	323,059	14.47%
James R. VanSickle	17,860	*
Howard J. Wenger (4)	94,590	4.23%
Mark R. Witmer	17,536	*
Albert W. Yeagley	8,857	*
All directors, executive officers as a group (14 people)	580,658	25.23%

*	Beneficial ownership is less than 1% of the class
(1)

Includes the following number of NBOH common shares that may be acquired upon the exercise of outstanding options: Mr. Cook (4,800 shares); Ms. Douglas (3,871 shares); Mr. Kropf (4,800 shares); Mr. Muhlbach (4,800 shares); Mr. Poe (6,000 shares); Mr. Schantz (4,800 shares); Mr. Schmid

(4,800 shares); Mr. Smail (400 shares); Mr. VanSickle (11,800 shares); Mr. Wenger (4,800 shares); Mr. Witmer (8,000 shares); Mr. Yeagley (4,800 shares); and all directors and executive officers as a group (69,671 shares).
(2)	Includes 5,880 common shares owned by John W. Kropf’s spouse.
(3)	Includes 9,008 common shares owned by Steve Schmid’s spouse.
(4)	Includes 11,596 common shares owned by Howard J. Wenger’s spouse.

Description of NBOH’s Business

NBOH is a one-bank holding company organized in 1985 under the laws of the State of Ohio and is registered under the BHCA. NBOH operates through its wholly-owned subsidiary, FNB. FNB is a full-service national banking association engaged in banking through a network of 14 offices located in Wayne, Medina, Stark, and Columbiana counties in Ohio.

NBOH and FNB’s history spans more than 133 years. Some of the milestones are as follows:

1881	FNB’s predecessor is chartered under the name “Orrville Banking Company”
1902	the bank’s name is changed to “Orrville National Bank”
1933	the bank is reorganized and renamed the “National Bank of Orrville”
1965	the bank opens its first branch at 1320 West High Street, Orrville, Ohio
1968	the bank merges with the FNB of Dalton, becoming “FNB Orrville-Dalton”
1969	the bank merges with FNB of Mt. Eaton Company
1972	the bank merges with the Farmers and Merchants Bank Company of Smithville and renamed to “FNB”
1975	FNB opens its Midway office in Apple Creek
1986	National Bancshares Corporation becomes the holding company for FNB on June 2
1989	FNB enters Medina County with the purchase of its Lodi office
1994	FNB establishes its second Medina County office with the purchase of the Seville office
1999	FNB opens its Cleveland Road office in the city of Wooster
2002	the acquisition of Peoples Financial Corporation and its subsidiary, Peoples Federal Savings and Loan Association of Massillon, is completed, adding three more banking offices, FNB’s first offices in Stark County
2005	FNB closes its Marketplace office in Massillon and opens its Burbank Road office in Wooster
2005	FNB celebrates its 125 year anniversary
2009	FNB opens an office in Summit County, located at 3085 West Market Street in Fairlawn, Ohio
2010	FNB opens a loan production office in Columbiana County, located at 1070 East State Street in Salem, Ohio
2013	FNB sells its Fairlawn office and opens its Salem office in Salem, Ohio
2015	National Bancshares enters into the Merger Agreement with Farmers National Banc Corp.

Market Area. NBOH’s sole banking subsidiary is FNB. FNB operates 14 offices in Wayne, Medina, Stark and Columbiana Counties. Wayne County generally, and more specifically the city of Orrville and its other municipalities in the northeastern quadrant of Wayne County, constitutes the geographic center of FNB’s market, extending from there to most of Wayne County, the southern portion of Medina County to the north, western Stark County to the east, the northeastern portion of Holmes County to the south and the north central portion of Columbiana County east of Stark County. With their dense urban populations and wide-ranging industries, including many service, manufacturing, retail and other establishments of all sizes, the cities of Cleveland in Cuyahoga County, Akron in Summit County, and Canton in Stark County lie in a crescent just beyond the northern and eastern ends of FNB’s primary market area. FNB occupies a much more rural area with a significantly lower population density and less industrial diversity, and with a significantly higher proportion of small farm and related agricultural enterprises. Wayne County is largely rural. Holmes County is virtually entirely rural. The portions of Stark and Medina Counties occupied by FNB are somewhat less urban than the remainder of the historically urban and industrial Stark County and the remainder of Medina County, which has been growing very rapidly for many years because of its increasingly close association with urban centers in Cleveland and Akron.

Massillon is the largest urban center in FNB’s market, with a population of slightly more than 32,100 according to the 2010 Census by Ohio Department of Development (www.odod.state.oh.us/research) data, followed by Wooster in Wayne County, with a population of approximately 26,000, and the city of Orrville in Wayne County, with a population just under 8,400. The total population of FNB’s market area is estimated to be between 175,000 and 225,000, but a more precise figure is difficult to determine because FNB’s market area does not necessarily correspond with the geographic and political boundaries employed when population data are compiled and reported. Of the counties that make up FNB’s market area, Holmes, Stark, and Wayne benefit from an unemployment rate that is less than the state average, which was 4.8% according to 2014 Ohio Department of Job and Family Services (available at lmi.state.oh.us). The unemployment rates at December 2014 are 4.6% in Stark County, 3.7% in Wayne County, and 2.9% in Holmes County. Meanwhile, Columbiana County had an unemployment rate of 5.1% and Medina County had an unemployment rate of 5.0% at December 2014.

Competition. The banking industry in FNB’s market areas is highly competitive. In addition to competing with other commercial and savings banks and savings and loan associations, FNB competes with credit unions, finance companies, leasing companies, mortgage companies, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and many other financial service firms. Competition is based on interest rates offered on deposit accounts, interest rates charged on loans and leases, fees and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits, as well as other factors.

A substantial number of the commercial banks operating in FNB’s market area are branches or subsidiaries of much larger organizations affiliated with statewide, regional or national banking companies and as a result may have greater resources and lower costs of funds than FNB. Additionally FNB faces competition from a large number of community banks. Despite the highly competitive environment, management believes FNB will continue to be competitive because of its strong commitment to quality customer service, convenient local branches, active community involvement and competitive products and pricing.

The share of deposits held by a particular banking institution relative to all other banking institutions in a particular market is not the only, but it is perhaps the most readily identifiable, indicator of a Bank’s market share. As a percent of all deposits held by Federal Deposit Insurance Corporation (FDIC)-insured banks and savings associations in the county, according to FDIC data available on the FDIC’s website (www.fdic.gov) one institution had a market share exceeding 17% in three of four counties as of June 30, 2014. One institution has more than 24% of the market share in Columbiana County. Based on the FDIC’s June 30, 2014 deposit data, FNB had a 17.5% share of deposits in Wayne County (ranking 3rd of 12 FDIC-insured institutions), 0.8% in Stark County (11th of 18), and 1.0% in Medina County (14th of 15), and 1.0% in Columbiana County (11th of 12). FNB has no offices in Holmes County.

Because of the demand for technology-driven products, FNB relies increasingly on unaffiliated vendors to provide data processing services and other core banking functions. The use of technology-related products, services, delivery channels, and processes exposes banks to various risks, particularly transaction, strategic, reputation, and compliance risk.

Lending. Lending practices are governed by FNB’s Credit Policy, which is approved annually by the Board of Directors, and by regulations and policies of the OCC, the principal federal regulator of national banks. The Credit Policy delegates lending authority to the President & Chief Executive Officer, Executive Vice President & Senior Loan Officer, and all loan officers. The Credit Policy also establishes guidelines for credit types, loan mix, concentration of credit, and credit standards.

FNB makes commercial real estate loans, commercial loans, residential real estate and home equity loans, and consumer loans. A significant portion of FNB’s lending consists of origination of conventional loans secured by 1-4 family real estate located in FNB’s market area. FNB’s residential mortgage loans generally are originated with loan documentation permitting sale to Federal Home Loan Mortgage Corporation.

FNB’s commercial loan services include –

•     commercial real estate loans, including agricultural loans secured by farmland

•     loans for agricultural production and other loans to farmers

•     renewable operating lines of credit

•     loans to finance capital equipment

• selected guaranteed or subsidized loan programs for small businesses • loans to professionals • term business loans • short-term notes

Commercial real estate loans include commercial properties occupied by the proprietor of the business conducted on the premises and income-producing or farm properties. Agricultural loans secured by farmland are a subset of our commercial real estate loan products, whereas we also categorize loans for agricultural production and other loans to farmers as commercial loans (not secured by real estate). The primary risk of commercial real estate loans is loss of income of the owner or occupier of the property or the inability of the market to sustain rent levels. Although commercial and commercial real estate loans generally bear somewhat more credit risk than single-family residential mortgage loans, commercial and commercial real estate loans tend to be higher yielding, tend to have shorter terms, and commonly provide for interest-rate adjustments as prevailing rates change. Accordingly, commercial and commercial real estate loans enhance a lender’s interest rate risk management and, in management’s opinion, promote more rapid asset and income growth than a loan portfolio comprised strictly of residential real estate mortgage loans.

Although a risk of nonpayment exists for all loans, certain specific types of risks are associated with various kinds of loans. One of the primary risks associated with commercial loans is the possibility that the commercial borrower will not generate income sufficient to repay the loan. FNB’s loan policy provides that commercial loan applications must be supported by documentation indicating that there will be cash flow sufficient for the borrower to service the proposed loan. Financial statements or tax returns must be submitted, and annual reviews are undertaken. The fair market value of collateral for collateralized commercial loans must exceed FNB’s loan exposure. For this purpose fair market value is determined by independent appraisal.

Real estate is commonly a material component of collateral for FNB’s loans, including commercial loans. Although the expected source of repayment of these loans is generally the operations of the borrower’s business or personal income, real estate collateral provides an additional measure of security. Risks associated with loans secured by real estate include fluctuating land values, changing local economic conditions, changes in tax policies, and a concentration of loans within a limited geographic area.

FNB originates several different types of loans that it categorizes as construction loans, including –

•	residential construction loans to borrowers who will occupy the premises upon completion of construction,

•	residential construction loans to builders,

•	commercial construction loans, and

•	real estate acquisition and land development loans.

Because of the complex nature of construction lending, these loans are generally recognized as having a higher degree of risk than other forms of real estate lending, including credit risk. FNB’s fixed-rate and adjustable-rate construction loans may not provide for the same interest rate terms on the construction loan and on the permanent mortgage loan that follows completion of the construction phase of the loan. It is the norm for FNB to make residential construction loans with an existing written commitment for permanent financing.

FNB’s consumer loans include secured and unsecured loans to individual borrowers for a variety of purposes, including personal, home improvement, revolving credit lines, autos, boats, and recreational vehicles. Historically, FNB has had minimal indirect lending activity. Unsecured consumer loans generally carry significantly higher interest rates than secured loans.

Loans and extensions of credit to a single borrower may not exceed 15% of capital, often referred to as the “legal lending limit” or “loans-to-one-borrower limit.” But an additional margin of 10% of capital is permitted for loans fully secured by readily marketable collateral. FNB can accommodate loan volumes exceeding the legal lending limit by selling participation interests in loans to other banks. As of December 31, 2014, FNB’s legal lending limit for loans to a single borrower was approximately $7.3 million.

Loan Solicitation and Processing. Loan originations are developed from a number of sources, including continuing business with depositors, other borrowers and real estate builders, solicitations by Bank personnel and walk-in customers.

When a loan request is made, FNB reviews the application, credit bureau reports, property appraisals or evaluations, financial information, verifications of income, and other documentation concerning the creditworthiness of the borrower, as applicable to each loan type. FNB’s underwriting guidelines are set by senior management and approved by the Board. The loan policy specifies officers’ loan approval authority, requiring approval by the Board’s Directors Loan Committee or the full Board for any aggregate borrowing to one customer or related customers of $1.0 million or more or if a loan is rated substandard or below.

Income from Lending Activities. FNB earns interest and fee income from its lending activities. Net of origination costs, loan origination fees are amortized over the life of a loan. FNB also receives loan fees related to existing loans, including late charges. Income from loan origination, commitment fees and discounts varies with the volume and type of loans and commitments made, and with competitive and economic conditions. Note 1 to the Consolidated Financial Statements included herein contains a discussion of the manner in which loan fees and income are recognized for financial reporting purposes.

Delinquent Loans – Late charges on residential mortgages and consumer loans are assessed if a payment is not received by the due date plus a grace period. When an advanced stage of delinquency appears on a single-family loan and if repayment cannot be expected within a reasonable time or a repayment agreement is not entered into, a required notice of foreclosure or repossession proceedings may be prepared by FNB’s attorney and delivered to the borrower so that foreclosure proceedings may be initiated promptly, if necessary. FNB also collects late charges on commercial loans.

When FNB acquires real estate through foreclosure, voluntary deed, or similar means, it is classified as other real estate owned (OREO) until it is sold. When property is acquired in this manner, it is recorded at the fair value of the asset less the estimated costs to sell, and the loan amount reduced for the remaining balance of the loan. After the transfer to OREO, the fair value less costs to sell becomes the new cost basis for the OREO property. The amount by which the recorded investment in the loan exceeds the fair value (net of estimated cost to sell) of the OREO is charged to the allowance for loan losses. Subsequent declines in the fair value of OREO below the new cost basis are recorded through the use of a valuation allowance. All costs incurred from the date of acquisition to maintain the property are expensed.

Investments – Investment securities provide a return on residual funds after lending activities. Investments may be in corporate securities, U.S. Government and agency obligations, state and local government obligations and mortgage-backed securities. FNB generally does not invest in securities that are rated less than investment grade by a nationally recognized statistical rating organization. All securities-related activity is reported to FNB’s Board of Directors. General changes in investment strategy are required to be reviewed and approved by the Board. The President & Chief Executive Officer and the Chief Financial Officer can purchase and sell securities in accordance with FNB’s stated Investment Policy.

Sources of Funds – Deposit Accounts. Deposit accounts are a major source of funds for FNB. FNB offers a number of deposit products to attract both commercial and regular consumer checking and savings customers, including regular and money market savings accounts, NOW accounts, and a variety of fixed-maturity, fixed-rate certificates with maturities ranging from seven days to 60 months. These accounts earn interest at rates established by management based on competitive market factors and management’s desire to increase certain types or maturities of deposit liabilities. FNB also provides debit cards, gift cards, travel cards, travelers’ checks, official checks, money orders, ATM services, and IRA accounts.

Borrowings. Deposits, repayment of mortgage-backed securities and repayment of loan principal are FNB’s primary sources of funds for lending activities and other general business purposes. However, when the supply of lendable funds or funds available for general business purposes cannot satisfy the demand for loans or general business purposes, FNB can obtain funds from the Federal Home Loan Bank (FHLB) of Cincinnati. In addition to borrowing from the FHLB on a term-loan basis, FNB has a line of credit with the FHLB that allows FNB to borrow in an amount based on a percentage of FNB’s pledged eligible mortgages. All or substantially all of FNB’s mortgage loans are pledged to the FHLB. As of December 31, 2014, FNB had additional borrowing capacity of approximately $39.9 million from the FHLB. Interest is payable monthly, and the line of credit is secured by a blanket pledge collateral agreement. FNB also has access to credit through the Federal Reserve Bank (FRB) of Cleveland and other funding sources.

Personnel – As of December 31, 2014, FNB had 111 full-time equivalent employees. A collective bargaining group represents none of the employees. Management considers its relations with employees to be excellent.

Available Information – NBOH makes available, free of charge, through the Investor Relations section of its Internet website at www.discoverfirstnational.com, its annual report, and quarterly earnings reports, including amendments to those reports. Also NBOH’s Corporate Governance and Nominating Committee Charter, Compensation Management and Development Charter and Audit Committee Charter are available under the Investor Relations section on its website.

NBOH Management’s Discussion and Analysis of Results of Operations and Financial Condition

This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

Management Strategy

NBOH is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. NBOH attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, residential real estate loans, home equity loans and lines of credit and consumer loans.

During 2014, NBOH operated under a strategic plan which is updated, modified and adopted annually by the Board of Directors. The plan calls for achieving an above peer return on equity, achieving a loan to asset ratio in the range of 70% to 80%, maintaining a net overhead ratio below 2.3%, maintaining cash-type deposits above 70%, achieving a net interest margin of at least 3.50%, maintaining a risk based capital ratio of at least 12% and holding the classification ratio at 20% or less.

Historically, NBOH’s low loan-to-assets ratio has negatively impacted it’s net interest margin and return on equity. In 2010, the Board and Management established a goal of changing NBOH’s asset mix by increasing the loan to asset ratio. FNB formed a new Agribusiness and Community Banking Group in 2010 to focus on agriculture lending and cash management services. Business bankers and mortgage originators were added and office managers underwent increased consumer loan training. The credit administration staff was increased to five employees to improve credit underwriting and loan monitoring. These initiatives have been successful and are the primary reason loans, net of allowance for loan losses, increased from $190.7 million at December 31, 2010 to $398.6 million at December 31, 2014. On December 31, 2014, the loan-to-asset ratio was 76.0%.

The net overhead ratio is calculated by netting total non-interest expense and total non-interest income, excluding gains/losses and dividing by the period’s average total assets. A lower ratio indicates a higher degree of efficiency. The net overhead ratio for 2014 was 1.74%, compared to 1.93% and 2.18% in 2013 and 2012. Reducing the net overhead ratio was accomplished as FNB was able to grow assets without significantly adding to expenses.

NBOH benefits from a cash-type deposit ratio of 82.4%. Maintaining cash-type deposits above 70% will be challenging but can be accomplished through the increased productivity of NBOH’s retail office system which generates core funding cash-type deposits. NBOH benefits from its strong core deposit base which is much higher than peer and its strong core deposit base significantly enhances value and makes it possible for assets to be supported by stable and relatively low cost funding. While NBOH enjoys low cost of funds, this cost advantage comes at the price of increased overhead expenses discussed above which is a result of the relatively small size of many of its offices.

NBOH’s net interest margin for 2014 was 3.76%. Maintaining a net interest margin of at least 3.50% in a low rate environment will be accomplished through loan growth which will result in the reduction of securities as a percentage of assets. The banking business starts with loans. Loans are supported by deposits and capital is needed to support the volume of loans and deposits. Without loans there is no need for deposits and certainly there is no need for capital. NBOH has historically relied too heavily on income from its securities portfolio and that was a reasonable plan when the term structure of interest rates accommodated such a business plan. Unfortunately that reliance is misplaced in a nearly zero interest rate environment. Securities are of course needed for liquidity and income but the overreliance on securities as a source of interest income is inappropriate.

A strong capital ratio is critical to FNB’s safety and soundness. A bank must have a risk-based capital ratio over 10% to be considered well capitalized by its regulators. NBOH’s Board of Directors has established a goal of maintaining a risk-based capital ratio of 12% to protect the financial stability of the organization. The risk-based capital ratio was 12.65% as of December 31, 2014.

The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses. The classification ratio was 8.2%, 6.1% and 17.7% as of December 31, 2014, 2013 and 2012.

In 2014, loans, net of allowance for loan losses increased $74.2 million from year-end 2013. FNB has been taking advantage of the opportunity to lend to businesses in search of a bank that will be responsive to their credit needs as other banks have tightened lending requirements. Loans secured by farmland and agricultural production loans increased $18.7 million, or 36.1% during 2014. One-to-four family real estate loans increased $22.4 million, or 25.3% during the year ended December 31, 2014.

The securities portfolio is an important source of income. However, income from securities will decline unless interest rates rise significantly, as cash flow from maturing securities and cash flow from mortgage backed securities is reinvested at lower interest rates. Changing market conditions could affect the profitability of the portfolio, as well as the level of interest rate risk exposure. FNB invests in securities it believes offer good relative value at the time of purchase, and it will reposition its securities portfolio as needed. In making its decisions to sell or purchase securities, FNB considers credit ratings, call features, maturity dates, relative yields, current market factors, interest rate risk and other relevant factors. FNB’s loan growth in 2014 has enabled management to invest most of the proceeds from the maturities and repayment of securities in loans.

The average yield of the securities portfolio was 3.90% as of December 31, 2014. The portfolio duration was 2.4 years and based on current interest rates and payment assumptions, cash flows of $12.0 million are projected over the next twelve months. The yield on securities is expected to decline in 2015 as cash flows are reinvested in the current low interest rate environment. FNB will continue to monitor market conditions and invest in securities with good relative value.

Platinum Checking, a high-interest checking account for clients with balances above $10 thousand, accounted for $81.3 million or 19.4% of total deposits at December 31, 2014. Bonus Checking, an account that pays bonus interest to clients that use FNB’s Visa debit card, receive their account statement online, and make at least one electronic direct deposit accounted for $17.3 million of deposits at December 31, 2014. In March 2010, NBOH introduced “Bonus Savings”, a high-yield savings account that is available to customers that have a Bonus Checking account. Bonus Savings accounted for $13.1 million as of December 31, 2014. In 2014 total deposits grew $31.8 million or 8.2%.

OCC regulations require banks to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of banks into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. At December 31, 2014, FNB is categorized as well capitalized under the regulatory framework for prompt corrective action and capital ratios were well above regulatory minimums.

NBOH is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. NBOH is not aware of any current recommendations by its regulators which would have a material effect if implemented. NBOH has not engaged in sub-prime lending activities and does not plan to engage in those activities in the future.

Financial Condition

Total assets increased 11.2% to $529.6 million as of December 31, 2014, from $476.2 million at December 31, 2013. Securities available for sale totaled $77.9 million as of December 31, 2014, compared to $93.8 million at December 31, 2013. Loans, net of allowance for loan losses increased $74.2 million to $398.6 million as of December 31, 2014, compared to $324.4 million at December 31, 2013. Deposits increased 8.2% to $418.3 million as of December 31, 2014, compared to $386.6 million at December 31, 2013. Shareholders’ equity increased 12.8% to $52.5 million at the end of 2014, from $46.6 million at the end of 2013. Accumulated other comprehensive income increased to $2.5 million as of December 31, 2014, compared to $1.7 million as of December 31, 2013. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities available for sale, net of tax.

Loans

Total loans increased by $74.4 million or 22.7% from year-end 2014 to year-end 2013. FNB continues to focus its efforts on attracting commercial loan business. Average loans, net of allowance for loan losses increased from $291.6 million in 2013 to $360.9 million in 2014.

FNB’s loan policy limits the balances of loans of certain loan categories as follows: up to 70% of total loans for commercial loans, up to 40% of total loans for consumer loans, up to 60% of total loans for residential real estate loans and up to 300% of total capital for commercial real estate loans.

	Loan portfolio composition at December 31,
	2014	2013	2012	2011	2010
	(Dollar amounts in thousands)
Commercial real estate:
Commercial real estate	$66,633	$59,807	$59,484	$55,520	$58,047
Secured by farmland	47,918	35,846	23,161	11,609	0
Construction and land development	19,390	9,746	8,682	4,822	9,942
Commercial:
Commercial and industrial	40,144	42,489	37,138	30,165	26,158
Agricultural production	22,528	15,912	12,107	3,721	0
Residential real estate:
One-to-four family	110,801	88,451	69,364	56,261	47,204
Multifamily	16,029	15,687	18,660	17,041	14,397
Construction and land development	8,443	6,890	959	683	301
Home equity	40,087	35,358	31,218	30,086	27,766
Consumer:
Auto:
Direct	16,875	11,839	5,436	3,866	2,474
Indirect	58	305	1,087	2,740	6,401
Other	13,269	5,757	1,780	980	989

Total loans	402,175	328,087	269,076	217,494	193,679
Less:
Unearned and deferred income	470	140	(137)	(379)	(409)
Allowance for loan losses	(4,063)	(3,872)	(3,400)	(3,163)	(2,585)

Net loans	$398,582	$324,355	$265,539	$213,952	$190,685

Net loans as a percent of total assets	75.26%	68.11%	60.24%	52.69%	50.97%

Ranked by North American Industry Classification System – or NAICS – codes, the industries most represented by FNB’s commercial borrowers include dairy cattle farming, lessors of non-residential buildings, and lessors of residential buildings and dwellings, in that order, accounting for 8.2%, 7.1%, and 7.1% of the total loans at year-end 2014, respectively.

Approximately 75.3% of the conventional mortgage loans secured by one-to-four family and multifamily real estate are long term fixed interest rate loans. Approximately 24.7% of the portfolio of conventional mortgage loans secured by one-to-four family and multifamily real estate at year-end 2014 consisted of adjustable rate loans. FNB’s fixed-rate conventional mortgage loans are originated with loan documentation that permits their sale in the secondary market. FNB’s policy is to classify all thirty year fixed-rate mortgage loans as “Held for Sale” or “Held for Portfolio” at the time the loans are originated within various scenarios and classifications set by FNB. The classification is based upon several factors such as FNB’s interest rate risk position, the loan’s interest rate and term, FNB’s liquidity position, the interest rate environment and general economic conditions.

Allowance for Loan Losses

As explained in Note 1 of the consolidated financial statements, the allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries, and decreased by charge-offs. The allowance for loan losses is the sum of components recognized and measured either: (1) according to Accounting Standards Codification (ASC) 450-10-05, “Accounting for Contingencies,” for pools of homogenous loans, or (2) according to ASC 310-10-35, “Accounting by Creditors for Impairment of a Loan,” for loans FNB considers impaired based upon individual loan review. Management determines the necessary allowance balance using FNB’s loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loans Analyzed Individually

Determining the loan loss allowance begins with FNB’s assessment of credit risk for loans analyzed individually. Individual loans are assigned credit-risk grades based on FNB’s assessment of conditions affecting a borrower’s ability to satisfy its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower’s current financial information, historical payment experience, credit documentation, public information, current economic trends and other information specific to each borrower. Loans reviewed individually are reviewed at least annually or more frequently if management becomes aware of information affecting a borrower’s ability to fulfill its obligation. All loans over $250 thousand or to borrower’s whose aggregate total borrowing exceeds $250 thousand are reviewed individually, except for first and second mortgage loans on a borrower’s personal residence. Loans or borrowers with balances under $250 thousand may also be reviewed individually if considered necessary by the Board and management. A borrower’s risk rating may be downgraded at any point during the year if the creditworthiness of a borrower deteriorates. In addition, risk ratings are reviewed annually by a qualified independent third party. The independent third party reviews all aggregate loan relationships of $300 thousand or greater along with a sampling of loan relationships under $300 thousand. Loans analyzed individually are ranked as follows:

Loans Graded 1, 2, 3, 4 and 5 are loans that are considered satisfactory, with lower than average risk and low probability of serious financial deterioration on the borrower’s part.

Loans Graded 6 (“Special Mention”) have more than average risk, with identified potential weaknesses that deserve management’s close attention. Left uncorrected, the potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date. In the case of a commercial borrower, for example, potential weaknesses could include adverse trends in the borrower’s operations or adverse economic or market conditions that could affect the borrower in the future.

Loans Graded 7 (“Substandard”) are inadequately protected by the current financial condition and paying capacity of the borrower or by the collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses jeopardizing collection of the debt in full, with a distinct possibility of loss if the weakness or weaknesses are not corrected. Loans may be classified substandard even if payments are not 90 days or more past due. Loans 90 days or more past due are classified as substandard or lower unless the loan is adequately collateralized and in the process of collection.

Loans Graded 8 (“Doubtful”) have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, condition and values, highly questionable and improbable. The possibility of loss is extremely high, but because of factors that could work to the borrower’s advantage classification of the “doubtful” loan as “loss” is deferred.

Loans Graded 9 (“Loss”) are those considered uncollectible or portions of loans that are considered uncollectable. Loans in this category are charged-off by management.

If it is probable that FNB will be unable to collect all principal and interest due on a commercial or non-homogenous loan then that loan is considered impaired. The measure of impairment is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the value of collateral less estimated costs to sell for collateral dependent loans, compared to the recorded investment in the loan (including accrued interest, net deferred loans fees or costs, and unamortized premium or discount). FNB considers commercial or non-homogenous loans graded doubtful or loss to be impaired. Some loans graded substandard are considered impaired. Special mention and watch loans are not considered to be impaired. Impairment is evaluated in total for smaller-balance loans of similar type and purpose – such as residential mortgage and consumer – and on an individual loan basis for other loans (other loans consists of loans to non-profit organizations and loans collateralized with cash). If a loan is impaired, a portion of the loan loss allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Increases in the allowance for loan losses are made by expensing a provision for loan losses. No specific provision for loan losses expense would result if an individually reviewed loan is graded higher than “watch”, but such loans are included in the pools of loans analyzed under ASC 450-10-05. Loans classified “special mention” or “substandard”, and smaller-balance loans classified “doubtful” are assigned a provision based upon a historical migration analysis performed on classified loans. The migration analysis identifies the percentage of classified loans by category that has historically been ultimately charged-off. The migration percentages are reviewed and adjusted by management to reflect various factors such as the growth and change in mix of the loan portfolio and the regulator’s guidelines. Loans ranked “loss” are charged off in their entirety because at that point the unconfirmed loss that the loan loss allowance is intended to approximate is considered to be confirmed.

As of December 31, 2014, 2013 and 2012 classified assets were as follows:

	Classified assets at December 31,
	2014		2013		2012
	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans
	(Dollar amounts in thousands)
Classified loans:
Special mention	$2,012	0.5%	$2,643	0.8%	$3,028	1.1%
Substandard	3,953	1.0%	2,590	0.8%	5,689	2.1%
Doubtful	0	0.0%	0	0.0%	0	0.0%
Loss	0	0.0%	0	0.0%	0	0.0%

Total classified loans	5,965	1.5%	5,233	1.6%	8,717	3.2%
Other real estate owned	743	0.2%	789	0.2%	860	0.3%

Total classified assets	$6,708	1.7%	$6,022	1.8%	$9,577	3.5%

Total classified loans increased from $5.2 million at December 31, 2013 to $6.0 million at December 31, 2014. FNB’s classification ratio was 8.2% and 6.1% as of December 31, 2014 and December 31, 2013. The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses.

Pools of Loans Analyzed under ASC 450

The total loan loss allowance is derived both from analysis of individual impaired loans under ASC 310-10-35 and analysis of aggregated pools of loans under ASC 450. Smaller balance loans (such as automobile or home equity loans, for example), groups of loans (such as residential mortgage loans), and less severely classified loans reviewed individually may be analyzed on an aggregated or pooled basis under ASC 450.

Under ASC 450, loans are segmented into groups of loans having similar risk characteristics based on purpose, loan type, and collateral, for example residential mortgage loans, home equity loans, and consumer loans. Losses inherent in pools of loans are estimated using average historical losses over a period of years for loans of those types, but with adjustments to account for changes in loan policies, changes in underwriting or loan recovery practices, changes in prevailing economic conditions, changes in the nature or volume of the loan portfolio, and changes in other internal and external factors. Loans secured by real estate – particularly residential mortgage loans – generally have less credit risk than other types of loans.

Changes in the Allowance for Loan Losses and Classified Assets

An effective loan review function is vital to the establishment of an appropriate loan loss allowance. Loan officers and FNB’s credit analysts are responsible for the assignment of risk ratings for loans reviewed individually. Each quarter, a committee consisting of FNB’s Chief Financial Officer and Senior Credit Officer evaluates the loan loss allowance and reports the results of its evaluation to senior management and FNB’s Board of Directors. FNB may adjust its loan loss allowance methodology as well, making adjustments in its estimates and assumptions as necessary to account for variances of estimated loan losses from actual loan loss experience. FNB’s determination about classification of its assets and the amount of its allowances is subject to review by the OCC, which may order the establishment of additional loss allowances.

The allowance for loan losses increased from $3.9 million as of December 31, 2013, to $4.1 million at December 31, 2014. The allowance for loans losses to total loans decreased from 1.18% at year-end 2013 to 1.01% at December 31, 2014. Net charge-offs increased from $23 thousand in 2013 to $108 thousand in 2014. The provision for loan losses for 2014 was $299 thousand, compared to $602 thousand in 2013. The increase in the allowance for loan losses in 2014 was primarily related to the increase in loan balances outstanding.

Total nonperforming loans increased from $462 thousand as of December 31, 2013, to $1.0 million at December 31, 2014. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Total loan delinquencies, including all loans greater than 30 days past due and nonaccrual loans, increased to $2.2 million at December 31, 2014, from $1.3 million as of December 31, 2013. In 2014, total classified loans increased from $5.2 million to $6.0 million. Management believes the allowance for loan losses is adequate as of December 31, 2014.

Loan review and monitoring is integral to effective credit administration and risk management. In order to minimize the credit risk inherent in the lending process, management and the Board of Directors has adopted a more formal and systematic approach with credit administration and loan review. As part of this systematic approach, a qualified independent third party was engaged to perform loan reviews in 2013 and 2012.

Loans deemed uncollectible are charged against the allowance for loan losses. After a loan is charged off, FNB continues its efforts to recover the loss. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. The charge-offs in 2012 relate primarily to two commercial real estate loans totaling $763 thousand. The charge-offs in 2010 relate primarily to two commercial loans totaling $1.7 million. Transactions in the allowance for loan losses are summarized in following table:

	Year ended December 31,
	2014	2013	2012	2011	2010
	(Dollar amounts in thousands)
Balance, beginning of period	$3,872	$3,400	$3,163	$2,585	$2,906
Loans charged off:
Commercial real estate:
Commercial real estate	22	22	481	0	340
Construction land development	0	0	44	0	272
Commercial:
Commercial and industrial	0	0	282	0	1,797
Residential real estate:
One-to-four family	12	0	250	28	82
Multifamily	0	0	0	0	0
Construction and land development	0	0	0	0	0
Home equity	17	9	91	26	45
Consumer	72	10	41	17	40

Total loans charged off	123	41	1,189	71	2,576
Recoveries of loans previously charged off:
Commercial real estate:
Commercial real estate	0	0	0	0	0
Construction land development	0	0	1	1	0
Commercial:
Commercial and industrial	0	0	10	25	10
Real estate construction:
One-to-four family	1	0	5	0	0
Multifamily	0	0	0	0	0
Construction land development	0	0	0	0	0
Home equity	2	4	9	1	2
Consumer	12	14	27	22	24

Total recoveries	15	18	52	49	26

Net loans charged off	(108)	(23)	(1,137)	(22)	(2,550)
Provision charged to operations	299	602	1,374	600	2,229
Reduction related to loansincluded in asset disposal group	0	(107)	0	0	0

Balance, end of period	$4,063	$3,872	$3,400	$3,163	$2,585

Loans outstanding:
Average	$364,844	$295,003	$241,980	$203,669	$195,730
End of period	402,645	328,227	268,939	217,115	193,270
Ratio of allowance for loanlosses to total loans outstanding at end of period	1.01%	1.18%	1.26%	1.46%	1.34%
Net charge offs to average loans	0.03%	0.01%	0.47%	0.01%	1.30%

The allowance for loan losses is allocated among loan categories as shown in the following table. Although FNB considers probable incurred losses in individual loans and categories of similar loans when it establishes the loan loss allowance, the allowance is a general reserve available to absorb all credit losses in the portfolio. No part of the allowance is segregated for or dedicated to any particular asset or group of assets.

	Allocation of the allowance for loan losses at December 31,
	2014		2013		2012		2011		2010
	Amount	Percent (1)	Amount	Percent (1)	Amount	Percent (1)	Amount	Percent (1)	Amount	Percent (1)
	(Dollar amounts in thousands)
Commercial real estate:
Commercial real estate	$772	17%	$790	18%	$1,267	22%	$1,185	26%	$1,019	30%
Secured by farmland	768	12%	678	11%	345	9%	146	5%	0	0%
Construction and land development	208	5%	153	3%	181	3%	149	2%	248	5%
Commercial:
Commercial and Industrial	618	10%	739	13%	744	14%	801	14%	460	14%
Agricultural production	384	6%	311	5%	182	4%	55	2%	0	0%
Residential real estate:
One-to-four family	720	27%	679	27%	292	26%	487	26%	510	24%
Multifamily	65	4%	90	5%	282	7%	225	8%	164	8%
Construction and land development	73	2%	70	2%	10	0%	9	0%	1	0%
Home equity	215	10%	226	11%	65	12%	66	14%	100	14%
Consumer:
Auto:
Direct	136	4%	91	3%	17	2%	21	2%	13	1%
Indirect	0	0%	2	0%	3	0%	14	1%	35	3%
Other	104	3%	43	2%	12	1%	5	0%	5	1%
Unallocated	0	0%	0	0%	0	0%	0	0%	30	0%

Total	$4,063	100%	$3,872	100%	$3,400	100%	$3,163	100%	$2,585	100%

(1)—Percent	of loans in each category to total loans.

Management reviews nonperforming assets on a regular basis and assesses the requirement for specific reserves on those assets. Any loan past due 90 days or more and any loan on nonaccrual is considered to be a nonperforming asset. Any loan 90 days or more past due that is not both adequately collateralized and in a positive cash-flow position and any loan to a borrower experiencing serious financial deterioration may be placed on nonaccrual by the Senior Credit Officer with the concurrence of senior management. Interest received on nonaccrual loans – also referred to as nonperforming loans – is recorded as a reduction of principal. The table to follow summarizes nonperforming loans and other nonperforming assets by category.

	Problem assets at December 31,
	2014	2013	2012	2011	2010
	(Dollar amounts in thousands)
Nonaccrual loans	$810	$238	$733	$3,836	$4,373
Past due 90 days or more and still accruing	245	224	471	181	487
Restructured loans and leases (1)	0	0	0	0	0

Total nonperforming loans	1,055	462	1,204	4,017	4,860
Other real estate owned	743	789	860	18	58

Total nonperforming assets	$1,798	$1,251	$2,064	$4,035	$4,918

Loans outstanding, net	$398,582	$324,355	$265,539	$213,952	$190,685
Nonperforming loans to total net loans	0.26%	0.14%	0.45%	1.88%	2.55%
Nonperforming assets to total assets	0.34%	0.26%	0.47%	0.99%	1.31%
Allowance for loan losses to total loans	1.01%	1.18%	1.26%	1.46%	1.34%
Allowance for loan losses to nonperforming loans	385.12%	838.10%	282.39%	78.74%	53.19%

(1)	All restructured loans and leases as of the dates shown were on nonaccrual status and are included as nonaccrual loans and leases in this table.

Securities

Total securities decreased $15.9 million or 16.9% at December 31, 2014, when compared to December 31, 2013. Securities are primarily comprised of mortgage-backed securities and municipal securities. FNB actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities arise. Securities are classified either as held to maturity or as available for sale. FNB does not hold any securities for trading purposes. If management has the intent and FNB has the ability at the time of purchase to hold a security until maturity, the security is classified as held to maturity and it is reflected on the balance sheet at amortized cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available for sale, and they are reflected on the balance sheet at their fair value. Management generally believes that all securities should be classified as available for sale but makes that determination at the time of purchase. In order to more effectively manage securities and to be in a better position to react to market conditions, at December 31, 2014, all securities were classified as available for sale. At year-end 2014 and 2013 there was no single issuer of securities where the total book value of such securities exceeded 10% of shareholders’ equity, except for U.S. government and agency obligations.

The following table shows the amortized cost and estimated fair values of NBOH’s securities portfolio at the date indicated.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Dollar amounts in thousands)
December 31, 2014
Available for sale:
State and municipal	$45,081	$2,947	$(23)	$48,005
Mortgage-backed: residential	28,964	838	0	29,802
Equity securities	23	35	0	58

Total securities	$74,068	$3,820	$(23)	$77,865

December 31, 2013
Available for sale:
U.S. Treasury and federal agency	$758	$3	$0	$761
State and municipal	49,954	1,846	(219)	51,581
Mortgage-backed: residential	40,416	888	(37)	41,267
Equity securities	23	119	0	142

Total securities	$91,151	$2,856	$(256)	$93,751

December 31, 2012
Available for sale:
U.S. Treasury and federal agency	$1,794	$8	$0	$1,802
State and municipal	50,946	4,241	(8)	55,179
Mortgage-backed: residential	62,903	1,755	(20)	64,638
Equity securities	23	8	0	31

Total securities	$115,666	$6,012	$(28)	$121,650

The contractual maturity of securities available for sale at December 31, 2014 is shown below.

	One year or less	More than one to five years	More than five to ten years	More than ten years	Total securities
	Amortized Cost Average yield	Amortized Cost Average yield	Amortized Cost Average yield	Amortized Cost Average yield	Amortized Cost Average yield	Fair value
		(Dollar amounts in thousands)
State and municipal	$680	$6,848	$15,853	$21,700	$45,081	$48,005
	4.10%	3.54%	3.50%	3.29%	3.41%
Mortgage-backed: residential	0	5,757	21,291	1,916	28,964	29,802
	0%	2.99%	2.27%	2.28%	2.42%
Total	$680	$12,605	$37,144	$23,616	$74,045	$77,807
	4.10%	3.29%	2.80%	3.21%	3.02%

Restricted Equity Securities

As of December 31, 2014, FNB held 24,855 shares of $100 par value Federal Home Loan Bank of Cincinnati (“FHLB”) stock, which are restricted equity securities. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable fair value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities.

As of December 31, 2014, FNB held 14,744 shares of Federal Reserve Bank stock, with a carrying value of $739 thousand, which are restricted equity securities. The capital stock represents an equity interest in the Federal Reserve Bank, but does not have a readily determinable fair value. Member institutions are required to hold 6% of capital and surplus in Federal Reserve Bank stock at all times.

Total Liabilities

Total liabilities increased by $47.4 million or 11.0% from 2013 to 2014. This increase is primarily a result of a $31.8 million increase in deposits and an $18.0 million increase in Federal Home Loan Bank advances, partially offset by a decrease of $2.6 million in repurchase agreements.

Deposits

Deposits increased during 2014 by $31.8 million or 8.2%. The increase is primarily attributed to a growth in interest-bearing demand deposits of $2.9 million or 1.9% and noninterest-bearing demand deposits of $14.2 million or 14.5%. Much of the increase in this category is attributed to FNB’s success in marketing our “Platinum Checking,” “Bonus Checking” and “Bonus Savings” accounts. Savings accounts increased by $3.3 million or 5.0% from the end of 2013 to the end of 2014. Time deposits increased by $11.3 million or 17.9%.

	Maturity of time deposits of $250,000 or more at December 31, 2014
	(Dollar amounts in thousands)
	Amount	Percent of Total
Time remaining to maturity:
Three months or less	$4,240	23%
Over three through 12 months	8,436	47%
Over one year through 3 years	4,899	27%
Over 3 years	505	3%

	$18,080	100%

Liquidity and Capital Resources. A bank’s liquidity risk is the risk associated with having to satisfy current and future financial obligations in a timely manner. Both short- and long-term liquidity needs are addressed by maturities and sales of unpledged securities, loan repayments and maturities, sales of loans that are not pledged as security for FHLB borrowings, and transactions in cash and cash equivalents, such as federal funds purchased. The use of these resources, combined with access to credit, provide funds for satisfying depositor and borrower needs. Management considers FNB to have satisfactory liquidity, with the ability to satisfy the demands of customers and the local economy. Liquidity may be adversely affected by unexpected deposit outflows, which can be caused by higher interest rates paid by competitors. Management continually monitors projected liquidity needs and establishes a desirable level based in part on FNB’s commitment to make loans as well as management’s assessment of FNB’s ability to generate funds.

The most liquid assets are cash and cash equivalents, which at year-end 2014 consisted of $28.9 million in cash and due from banks. At year-end 2013 cash and cash equivalents consisted of $34.3 million in cash and due from banks. Federal funds sold are overnight investments with correspondent banks, an investment and liquidity tool used to maximize earning assets. Securities classified as available for sale that are not pledged are another source of liquidity. We consider FNB’s loans-to-deposits ratio to assess liquidity. The ratio of total loans to deposits at year-end 2014 was 96.3%. At the end of 2014 the fair value of securities available for sale was approximately $77.9 million, while the fair value of securities pledged was approximately $57.0 million, representing securities pledged to secure public deposits and repurchase agreements.

NBOH’s operating activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include net cash provided of $6.6 million in 2014, and $6.7 million in 2013, generated principally from net income in those years. FNB reported $19.7 and $20.0 million in originations and proceeds from sales of mortgage loans held for sale as operating activities in 2014.

NBOH’s investing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, consist primarily of loan originations and repayments, along with securities purchases, sales and maturities. In 2014, net cash used in investing activities was $58.4 million. Proceeds from the maturities, repayments and sales of securities, offset by purchases of securities provided $16.2 million. The increase in loans over the year utilized $74.2 million of cash. In 2013, net cash used in investing activities was $49.6 million. The purchase of securities, offset by maturities, repayments and sales accounted for the use of $23.5 million. Proceeds from sale of loans in asset disposal group was $10.5 million. Cash used to settle the sale of deposits in asset disposal group was $14.4 million. The increase of loans in 2013 utilized $69.6 million of cash.

NBOH’s financing activities, as described in the Consolidated Statements of Cash Flows in the attached consolidated financial statements, include the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. In 2014, net cash provided by financing activities was $46.4 million. The increase in deposits over the year provided $31.8 million of cash. At December 31, 2014, FNB had $38.0 million of borrowings outstanding with FHLB, maturing in the years 2015 and 2016. Net cash provided by financing activities was $49.5 million in 2013. The increase in deposits during 2013 provided $34.7 million of cash. The proceeds of FHLB borrowings was $15.0 million of cash during 2013.

FNB has approximately $39.9 million available in short-term funding arrangements with its correspondent banks and the FHLB as of December 31, 2014. Additional information concerning FHLB borrowings and bank obligations under repurchase agreements is contained in Note 10 of the consolidated financial statements of NBOH. The outstanding balances and related information about short-term borrowings, which consists almost entirely of securities sold under agreements to repurchase are summarized as follows:

	Year ended December 31,
	2014	2013	2012
	(Dollar amounts in thousands)
Balance at year-end	$16,505	$19,065	$18,633
Average balance outstanding	14,805	18,919	11,604
Maximum month-end balance	17,419	22,106	18,633
Weighted-average rate at year-end	0.15%	0.15%	0.15%
Average rate during the year	0.15%	0.15%	0.15%

FNB is subject to federal regulations imposing minimum capital requirements. Total risk-based capital, tier I risk-based capital, and tier I leverage capital ratios are monitored to assure compliance with regulatory capital requirements. At December 31, 2014, FNB exceeded minimum risk-based and leverage capital ratio requirements. FNB’s ratio of total capital to risk-based assets was 12.65% on December 31, 2014. The minimum required ratio to be considered adequately capitalized is 8%. Additional information concerning capital ratios at year-end 2014 and 2013 is contained in Note 16 of the consolidated financial statements.

Contractual Obligations

As discussed in the notes to NBOH’s consolidated financial statements, obligations exist to make payments under contracts, including borrowings. At December 31, 2014, the aggregate contractual obligations are outlined below:

	Payment due by period
	(Dollar amounts in thousands)
	Total	One year or less	More than one to three years	More than three to five years	More than five years
Time deposits	$74,703	$43,334	$17,452	$13,913	$4
Deposits without a stated maturity	343,629	343,629	0	0	0
Long-term obligations	38,000	32,000	6,000	0	0
Information system contract obligations	7,765	1,211	2,317	2,311	1,926

	$464,097	$420,174	$25,769	$16,224	$1,930

Off-Balance Sheet and Contingent Liabilities

Financial instruments, such as loan commitments, credit lines, and letters of credit are issued to satisfy customers’ financing needs. Ordinarily having fixed expiration dates, these commitments are agreements to provide credit or to support the credit of others, as long as conditions established in the contracts are satisfied. Off-balance-sheet risk in the form of potential credit loss exists up to the face amount of these instruments, although we do not expect losses. Since these commitments are viewed as loans, the same credit policies used for loans are used to evaluate making the commitments. These funding commitments by expiration period were as follows at year-end 2014:

	Expiration of funding commitments
	One year or less	More than one year	Total
	(Dollar amounts in thousands)
Unused loan commitments	$20,808	$41,971	$62,779
Commitment to make loans	14,494	0	14,494
Overdraft protection	14,443	0	14,443
Letters of credit	337	0	337

	$50,082	$41,971	$92,053

Of the unused loan commitments, $5,643 are fixed-rate commitments, $71,967 are variable-rate commitments and $14,443 are related to automatic overdraft protection for checking accounts. Rates on unused fixed-rate loan commitments range from 2.25% to 6.63%. The funding commitments shown in the table above do not necessarily represent future cash requirements since experience demonstrates that a large percentage of funding commitments expire unused or partially used.

FNB sells some of the loans it originates, particularly conventional fixed-rate residential mortgage loans. The loans are sold without recourse. FNB has retained mortgage-servicing rights on approximately $48.5 million of residential mortgage loans sold.

Shareholders’ Equity

The $5.9 million or 12.8% increase in shareholders’ equity from 2014 to 2013 was caused by an increase in retained earnings of $5.0 million, and a $789 thousand increase in accumulated other comprehensive income, which resulted from an increase in the fair value of securities available for sale. Accumulated other comprehensive income represents the unrealized appreciation or depreciation (net of taxes) in the fair value of securities available for sale. Interest rate volatility, economic and interest rate conditions could cause material fluctuations in accumulated other comprehensive income. The dividend payout ratio for 2014 was 15.06% versus 17.30% in 2013.

NBOH is dependent on FNB for earnings and funds necessary to pay dividends, and the payment of dividends, by FNB to NBOH, is subject to bank regulatory restrictions. According to the National Bank Act and OCC Rule 5.64, a national bank may never pay a cash dividend without advance OCC approval if the amount of the dividend exceeds retained net income for the year and for the two preceding years (after any required transfers to surplus). FNB could, without prior approval, pay dividends to the holding company of approximately $13.5 million as of December 31, 2014.

Results of Operations FNB derives substantially all of its income from banking and bank-related services, including interest earnings on residential real estate, commercial real estate, commercial and consumer loans and investment securities along with fee income from deposit services. NBOH’s business consists almost exclusively of acting as holding company for FNB. FNB’s business consists primarily of gathering deposits and making loans, principally in Wayne, Stark, Medina, Columbiana and Holmes counties, Ohio.

Average Balances, Interest Rates and Yields

The average balances of FNB’s interest-earning assets and interest-bearing liabilities, interest earned on assets and interest cost of liabilities for the periods indicated, and the average yields earned and rates paid are presented in the following table. Yields are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are daily averages.

	Year ended December 31,
	2014			2013			2012
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars amounts in thousands)
Assets
Interest earning assets:
Securities:
Taxable	$37,932	$984	2.67%	$52,866	$1,358	2.63%	$84,623	$2,139	2.59%
Nontaxable (1)	49,819	2,438	5.15%	53,551	2,594	5.11%	57,003	2,732	5.17%
Interest bearing deposits	29,587	73	0.25%	36,871	91	0.25%	30,476	66	0.22%
Net loans (including nonaccrual loans)	360,870	15,974	4.43%	291,579	13,447	4.61%	238,601	11,981	5.02%

Total interest-earning assets	478,208	19,469	4.07%	434,867	17,490	4.02%	410,703	16,918	4.12%
All other assets	30,401			31,249			25,109

Total assets	$508,609			$466,116			$435,812

Liabilities and
Shareholders’ Equity
Interest-bearing liabilities:
Deposits:
Interest-bearing checking	$158,797	577	0.36%	$157,613	609	0.39%	$164,537	701	0.43%
Savings	70,031	90	0.13%	64,068	85	0.13%	57,766	84	0.15%
Time, $100,000 and over	28,549	250	0.88%	19,527	175	0.90%	17,518	173	0.99%
Time, other	41,116	367	0.89%	41,971	497	1.18%	44,137	572	1.30%
Federal Home Loan Bank advances	31,834	194	0.61%	11,375	172	1.51%	7,221	188	2.60%
Other funds purchased	14,805	22	0.15%	18,919	58	0.31%	11,621	44	0.38%

Total interest-bearing liabilities	345,132	1,500	0.43%	313,473	1,596	0.51%	302,800	1,762	0.58%
Demand deposits	109,241			102,022			84,387
Other liabilities	4,711			4,750			4,643
Shareholders’ equity	49,525			45,871			43,982

Total liabilities and shareholders’ equity	$508,609			$466,116			$435,812

Net interest income (1)		$17,969			$15,894			$15,156

Interest rate spread (2)			3.64%			3.51%			3.54%
Net yield on interest-earning assets (3)			3.76%			3.65%			3.69%
Ratio of interest-earning assets to average interest-bearing liabilities			138.56%			138.73%			135.64%

(1)	Tax-equivalent basis
(2)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

Changes in interest income and interest expense attributable to (1) changes in volume (changes in average volume multiplied by prior year rate), and (2) changes in rates (changes in rate multiplied by prior year average volume) are shown in the table to follow. Increases and decreases have been allocated proportionally to the change due to volume and the change due to rate.

	2014 over 2013			2013 over 2012
(Dollar amounts in thousands)	Volume	Rate	Net change	Volume	Rate	Net change
Interest income
Securities:
Taxable	$(425)	$51	$(374)	$(870)	$89	$(781)
Nontaxable	(178)	22	(156)	(108)	(30)	(138)
(tax-equivalent basis)
Interest bearing deposits	(18)	0	(18)	16	9	25
Loans (including nonaccrual loans)	3,067	(540)	2,527	2,443	(977)	1,466

Total interest income
(tax-equivalent basis)	$2,446	$(467)	$1,979	$1,481	$(909)	$572
Interest expense
Deposits
Interest bearing checking	$4	$(36)	$(32)	$(27)	$(65)	$(92)
Savings	8	(3)	5	8	(7)	1
Time, $100,000 and over	79	(4)	75	18	(16)	2
Time, other	(8)	(122)	(130)	(26)	(49)	(75)
Federal Home Loan Bank Advances	125	(103)	22	63	(79)	(16)
Other funds purchased	(6)	(30)	(36)	22	(8)	14

Total interest expense	$202	$(298)	$(96)	$58	$(224)	$(166)

Change in net interest income
(tax-equivalent basis)*	$2,100	$(25)	$2,075	$1,212	$(474)	$738

*	Tax equivalence based on highest statutory tax rates of 34%.

2014 versus 2013

During 2014, net income increased $1.8 million or 43.5% to $5.9 million. Accordingly, basic earnings per share increased from $1.85 per share in 2013 to $2.65 per share in 2013. Diluted earnings per share increased from $1.85 per share in 2013 to $2.62 per share in 2014. Earnings for 2014 were positively impacted by an increase in net interest income, a decrease in the provision for loan losses and a decrease in noninterest expense. Returns on average equity and average assets for the year ending December 31, 2014, were 11.92% and 1.16%, respectively, compared to 8.97% and 0.88% for the year ending December 31, 2013, respectively.

Interest and fees on loans increased $2.5 million or 18.8%, due to an increase in the average balance of loans in 2014. Securities interest and dividend income decreased $477 thousand or 15.5% compared to 2013. Much of this decrease is attributable to decrease in the average balance of securities.

Interest expense decreased $96 thousand or 6.0% during 2014, as FNB’s deposits and short-term borrowings were affected by the low interest rate environment. The cost of interest-bearing liabilities fell from 0.51% in 2013 to 0.43% in 2014. Interest expense on deposits decreased $82 thousand or 6.0% in 2014.

The provision for loan losses was $299 thousand in 2014, compared to $602 thousand in 2013. The allowance for loan losses and the related provision for loan losses is based on management’s judgment and evaluation of the loan portfolio. Net charge-offs were $108 thousand for 2014, compared to $23 thousand for 2013. The allowance as a percentage of loans decreased from 1.18% at December 31, 2013, to 1.01% at December 31, 2014. Classified loans have increased from $5.2 million as of December 31, 2013 to $6.0 million as of December 31, 2014. Total nonperforming loans increased from $462 thousand as of December 31, 2013 to $1.1 million as of December 31, 2014. Management believes the current allowance for loan losses is adequate, however changing economic and other conditions may require future adjustments to the allowance for loan losses.

Noninterest income remained flat at $2.9 million in 2014, as compared to 2013. Mortgage banking income for 2014 was $672 thousand, compared to $755 thousand in 2013. In 2014, proceeds from sales of mortgage loans was $20.0 million, compared to $22.6 million in 2013. The sale of certain assets and assumption of certain liabilities related to FNB’s retail location in Fairlawn, Ohio was finalized in June 2013. Loans with a carrying value of $10.5 million were sold and deposits with a carrying value of $15.2 million were assumed by the purchasing bank. A loss on aggregate asset disposal group related to the sale was $264 thousand and included in noninterest income in 2013. Gains on sales of securities of $128 thousand and $252 thousand were recorded in 2014 and 2013.

Noninterest expense was $11.6 million for the year ended December 31, 2014, compared to $12.0 million for 2013, a decrease of 2.8%. The change was due primarily to a decrease of $336 thousand in data processing expense, primarily related to a new core operating system adopted in 2013, a decrease of $147 thousand in net occupancy expense due to the aforementioned sale of FNB’s retail location in Fairlawn, Ohio, partially offset by a $243 thousand increase in salaries and employee benefits expense.

Income tax expense was $2.2 million for the year ended December 31, 2014, representing an increase of $1.0 million compared to 2013. The change is primarily related to an increase in income before income taxes and a lower concentration of tax exempt income in 2014 compared to 2013.

2013 versus 2012

During 2013, net income increased $1.3 million or 46.4% to $4.1 million. Accordingly, basic and diluted earnings per share increased from $1.27 per share in 2012 to $1.85 per share in 2013. Earnings for 2013 were positively impacted by an increase in net interest income, a decrease in the provision for loan losses and a decrease in noninterest expense, partially offset by an increase in income tax expense. Returns on average equity and average assets for the year ending December 31, 2013, were 8.97% and 0.88%, respectively, compared to 6.39% and 0.65% for the year ending December 31, 2012.

Interest and fees on loans increased $1.5 million or 12.2%, due to an increase in the average balance of loans in 2013, offset by a decrease in the yield on loans. Securities interest and dividend income decreased $872 thousand or 22.1% over 2012. Much of this decrease is attributable to decrease in the average balance of securities.

Interest expense decreased $166 thousand or 9.4% during 2013, as FNB’s deposits and short-term borrowings were affected by the low interest rate environment. The cost of interest-bearing liabilities fell from 0.58% in 2012 to 0.51% in 2013. Interest expense on deposits decreased $164 thousand or 10.7% in 2013.

The provision for loan losses was $602 thousand in 2013, compared to $1.4 million in 2012. The allowance for loan losses and the related provision for loan losses is based on management’s judgment and evaluation of the loan portfolio. The provision for loan losses was higher in 2012 due to changes in the collateral valuations for two commercial real estate loan relationships. Net charge-offs were $23 thousand for 2013, compared to $1.1 million for 2012. The charge-offs in 2012 relate primarily to declines in the collateral valuations based on information obtained in 2012 for two commercial real estate loan relationships necessitating charge-offs. The properties, which were collateral for these two relationships, were subsequently transferred into other real estate owned after FNB assumed ownership. The allowance as a percentage of loans decreased from 1.26% at December 31, 2012, to 1.18% at December 31, 2013. Classified loans have decreased from $8.7 million as of December 31, 2012, to $5.2 million as of December 31, 2013. Total nonperforming loans have decreased from $1.2 million as of December 31, 2012, to $462 thousand as of December 31, 2013.

Noninterest income of $2.9 million was essentially unchanged compared to $2.9 million in 2012. Mortgage banking income for 2013 was $755 thousand, compared to $560 thousand in 2012. In 2013, proceeds from sales of mortgage loans was $22.6 million, compared to $17.6 million in 2012. The sale of certain assets and assumption of certain liabilities related to FNB’s retail location in Fairlawn, Ohio was finalized in June 2013. Loans with a carrying value of $10.5 million were sold and deposits with a carrying value of $15.2 million were assumed by the purchasing bank. A loss on aggregate asset disposal group related to the sale was $264 thousand and included in noninterest income. Gains on sales of securities of $252 thousand was recorded in 2013.

Noninterest expense was $12.0 million for the year ended December 31, 2013, compared to $12.4 million for 2012, a decrease of 3.3%. The change was due primarily to a decrease of $183 thousand in net occupancy expense, primarily related to the aforementioned sale of FNB’s retail location in Fairlawn, Ohio and a $163 thousand decrease in salaries and employee benefits expense.

Income tax expense was $1.2 million for the year ended December 31, 2013, representing an increase of $666 thousand compared to 2012. The change is primarily related to an increase in income before income taxes and a lower concentration of tax exempt income in 2013 compared to 2012.

Critical Accounting Policies.

NBOH’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America – GAAP – and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments based on information available as of the date of the consolidated financial statements, affecting the amounts reported in the financial statements and accompanying notes. Certain policies necessarily require greater reliance on the use of estimates, assumptions, and judgments. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the consolidated financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management, including the use of internal cash-flow modeling techniques. NBOH’s most significant accounting policies are presented in Note 1 of the consolidated financial statements. Management considers the allowance for loan losses, valuation of securities and goodwill and other intangible assets to be the most subjective and the most susceptible to change as circumstances and economic conditions change.

Allowance for Loan Losses

An allowance for loan losses recorded under generally accepted accounting principles is a valuation allowance for probable incurred credit losses, based on current information and events, increased by the provision for loan losses and decreased by charge-offs less recoveries. The amount of the allowance is a product of management’s judgment and it is inevitably imprecise. Estimating the allowance requires significant judgment and the use of estimates related to many factors, including the amount and timing of future cash flows on problem loans, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends and conditions, all of which are susceptible to significant change. Although management believes that the allowance for loan losses was adequate at December 31, 2014, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s loan loss allowance. The OCC could require the recognition of additions to the loan loss allowance based on the OCC’s judgment of information available to it at the time of its examination of FNB.

Valuation of Securities

The portfolio of available for sale securities is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available for sale securities are reviewed quarterly for possible other than temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment, such as the length of time the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer, and FNB’s ability to hold the security to maturity. A decline in value that is considered to be other than temporary and related to a deterioration of the credit worthiness of the issuer would be recorded as a loss within noninterest income in the consolidated statements of income.

Goodwill

Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

NBOH performed a goodwill impairment analysis as of September 30, 2014. The fair value of the single reporting unit was determined to be greater than the carrying value. The fair value was determined by using estimated sales price multiples based on recent observable market transactions.

New Accounting Pronouncements

See Note 1 of the consolidated financial statements for details on new accounting pronouncements.

Interest Rate Sensitivity

Asset-liability management is the active management of a bank’s balance sheet to maintain a mix of loans and deposits consistent with its goals for long-term growth and risk management. Banks, in the normal course of business, assume financial risk by making loans at interest rates that differ from rates paid on deposits. Deposits often have shorter maturities than loans and adjust to current market rates faster than loans. The result is a balance sheet mismatch between assets (loans) and liabilities (deposits).

The function of asset-liability management is to measure and control three levels of financial risk: interest rate risk (the pricing difference between loans and deposits), credit risk (the probability of default), and liquidity risk (occurring when loans and deposits have different maturities).

A primary objective in asset-liability management is managing net interest margin, that is, the net difference between interest earning assets (loans) and interest paying liabilities (deposits) to produce consistent growth in the loan portfolio and shareholder earnings, regardless of short-term movement in interest rates. The dollar difference between assets (loans) maturing or repricing and liabilities (deposits) is known as the rate sensitivity gap (or maturity gap). Banks attempt to manage this asset-liability gap by pricing some of their loans at variable interest rates.

A more precise measure of interest rate risk is duration, which measures the impact of changes in interest rates on the expected maturities of both assets and liabilities. In essence, duration takes the gap report data and converts that information into present-value worth of deposits and loans, which is more meaningful in estimating maturities and the probability that either assets or liabilities will reprice during the period under review.

Interest rate risk is the result of such risks as repricing risk, option risk and basis risk. Repricing risk is caused by the differences in the maturity, or repricing, of assets and liabilities. Most residential mortgage and consumer loans give consumers the right to prepay with little or no prepayment penalty, and because of competitive pressures, it may not be advisable to enforce prepayment penalties on commercial loans. Fixed-rate conventional mortgage loans are originated with loan documentation that permits such loans to be sold in the secondary market. FNB’s policy is to classify these loans as “Held for Sale” or “Held in Portfolio” at the time the loans are originated based on such factors as FNB’s liquidity position, interest rate environment and general economic conditions.

Option risk is the risk that a change in prevailing interest rates will lead to an adverse impact on earnings or capital caused by changes in the timing of cash flows from investments, loans and deposits. Cash flows may be received earlier than expected as a result of the exercise of the option to prepay or withdraw early embedded in the financial contracts. The option a borrower has to prepay a loan is similar to the option a depositor has to make an early withdrawal from a deposit account. This form of embedded option gives the customer the opportunity to benefit when interest rates change in their favor and ordinarily occurs at FNB’s expense in the form of higher interest expense or lower interest income. Residential mortgage loans tend to have higher option risk because of the borrower’s option to prepay the loan, primarily through refinancing when rates decline, and higher interest rate risk because of the longer term associated with residential mortgage loans. Option risk in the form of prepayments also affects the value of mortgage-backed securities.

Basis risk is the risk that changes in interest rates will cause interest-bearing deposit liabilities to reprice at a different rate than interest-bearing assets, creating an asset-liability mismatch. If for example, a bank lends at a rate which changes as the prime rate changes and finances the loan with deposits not tied to the prime rate as an index; it faces basis risk due to the possibility that the prime rate-deposit rate spread might change.

Economic Value of Equity

Economic value of equity (“EVE”) is the difference between the net present value of assets and the net present value of liabilities. EVE can be thought of as the liquidation value of a bank on the date the calculation is made. Calculating EVE involves using a discount rate to calculate the net present value of assets and liabilities after making assumptions about the duration of assets and liabilities. As interest rates change, the discount rate changes and the change in interest rates effects the duration of assets and liabilities. If interest rates fall, for example, the duration of loans shortens since borrowers tend to prepay. Conversely the duration of loans increases if interest rates rise since borrowers are inclined to hold on to the favorable rate they were able to obtain in the lower interest rate environment.

The Board of Directors has established revised limits on a decline in the EVE and earnings at risk (“EAR”) given changes in interest rates. These limits are that EVE shall not decline by more than 10%, 20%, 30% and 35% given a 1%, 2%, 3% and 4% increase or decrease in interest rates, respectively, and that EAR shall not be greater than 5%, 10%, 15% or 20% given a 1%, 2%, 3% or 4% increase or decrease in interest rates, respectively. The following illustrates FNB’s EAR in the economic value of equity model.

December 31, 2014
Basis Point Change in Rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Increase (decrease) in EVE	(22.4)%	(14.4)%	(7.4)%	(2.2)%	(2.7)%	nm	nm	nm

December 31, 2013
Basis Point Change in Rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Increase (decrease) in EVE	(22.6)%	(15.1)%	(8.0)%	(2.7)%	(1.5)%	nm	nm	nm

nm – not meaningful

FNB is in compliance with the interest rate risk policy limits related to EVE as of December 31, 2014 and 2013.

Earnings at Risk

EAR is the amount by which net interest income will be affected given a change in interest rates. The interest income and interest expense for each category of earning assets and interest bearing liabilities is recalculated after making up and down assumptions about the change in interest rates. Changes in prepayment speeds and repricing speeds are also taken into account when computing earnings at risk given a change in interest rates.

The following illustrates the EAR given rate increases of 100 to 400 basis points and decreases in interest rates of 100 to 400 basis points.

December 31, 2014
Basis Point Change in Rates	+ 400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Increase (decrease) in Earnings	0.3%	0.4%	0.6%	0.4%	(0.5)%	nm	nm	nm

December 31, 2013
Basis Point Change in Rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Increase (decrease) in Earnings	1.5%	1.3%	1.1%	0.6%	(0.6)%	nm	nm	nm

nm – not meaningful

FNB is in compliance with the interest rate risk policy limits related to EAR as of December 31, 2014 and 2013.

One way to minimize interest rate risk is to maintain a balanced or matched interest-rate sensitivity position. However, matched funding does not generally maximize profits. To increase net interest income, FNB mismatches asset and liability repricing to take advantage of interest rate conditions. The magnitude of the mismatch depends on management’s assessment of the risks presented by the interest rate environment.

Interest rate risk can significantly affect income and expense on interest sensitive assets and liabilities, and can also affect the underlying value of FNB’s assets. The goal in managing interest rate sensitivity is to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize the impact of volatility in market interest rates.

Management of maturity distributions of assets and liabilities between the most and least sensitive extremes is as important as the balances on hand. Management of maturity distributions involves matching interest rate maturities as well as principal maturities, which can influence net interest income significantly. In periods of rapidly changing interest rates, a negative or positive gap can cause major fluctuations in net interest income and earnings. Managing asset and liability sensitivities, and insulating net interest income from changes in market and interest rate conditions is one of the objectives of FNB’s asset/liability management strategy.

Management attempts to maintain consistent net interest income and net income while managing interest rate risk within Board approved policy limits. Evaluating FNB’s exposure to changes in interest rates is the responsibility of FNB’s management, who reports directly to the Board of Directors. FNB management assesses both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure, monitoring and managing interest rate risk to control the effect of changing interest rates on net interest income and net income. Evaluating the quantitative level of interest rate risk exposure requires assessment of existing and potential effects of changes in interest rates on FNB’s financial condition, including capital adequacy, earnings, liquidity and asset quality. FNB’s management also monitors FNB’s liquidity levels. Interest rate risk exposure is reviewed quarterly with the Board of Directors. Risk is mitigated by matching maturities or repricing opportunities.

EXPERTS

Farmers

The consolidated financial statements of Farmers appearing in Farmers’ Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of Farmers’ internal control over financial reporting as of December 31, 2014, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report thereon, included in such Annual Report and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

NBOH

The consolidated financial statements of NBOH contained in this joint proxy statement/prospectus for the year ended December 31, 2014, have been audited by Crowe Horwath LLP, an independent auditor, as set forth in its report thereon and included herein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Vorys, Sater, Seymour and Pease LLP has rendered an opinion that the Farmers’ common shares to be issued to the NBOH shareholders in connection with the Merger have been duly authorized and, if issued as contemplated by the Merger Agreement, will be validly issued, fully paid and non-assessable under the laws of the State of Ohio. Certain U.S. federal income tax consequences relating to the Merger will also be passed upon for NBOH by Calfee, Halter & Griswold LLP and for Farmers by Vorys, Sater, Seymour and Pease LLP.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Farmers to incorporate certain information into this document by reference to other information that has been filed with the SEC. This means that Farmers can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Farmers incorporates by reference is deemed to be part of this joint proxy statement/prospectus, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about Farmers and you should read this document together with any other documents incorporated by reference in this document.

Farmers

This document incorporates by reference the following documents that have previously been filed with the SEC by Farmers (File No. 001-35296):

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 27, 2015;

•	Current Reports on Form 8-K filed with the SEC on January 9, 2015, January 27, 2015, January 28, 2015, January 29, 2015, February 2, 2015 and February 3, 2015;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on [March , 2015]; and

•	The description of Farmers’ common shares, no par value, contained in Farmers’ Current Report on Form 8-K filed with the SEC on December 10, 2010, and any amendment or report filed with the SEC for the purpose of updating such description.

In addition, Farmers is incorporating by reference any documents it may file under Section 13 (a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the date of each company’s special meeting of shareholders.

Farmers files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Farmers files with the SEC without charge by following the instructions in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

Farmers has not authorized anyone to give any information or make any representation about the Merger or its company that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Shareholders

National Bancshares Corporation

Orrville, Ohio

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of National Bancshares Corporation, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Cleveland, Ohio

March 4, 2015

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2014	2013
ASSETS
Cash and due from banks	$28,901	$34,312
Securities available for sale	77,865	93,751
Restricted equity securities	3,224	3,223
Loans held for sale	479	213
Loans, net of allowance for loan losses:
2014 – $4,063
2013 – $3,872	398,582	324,355
Premises and equipment, net	8,837	9,050
Goodwill	4,723	4,723
Accrued interest receivable	1,618	1,475
Bank owned life insurance	2,856	2,788
Other real estate owned	743	789
Other assets	1,771	1,562

	$529,599	$476,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$111,718	$97,544
Interest bearing	306,614	289,006

Total deposits	418,332	386,550

Repurchase agreements	16,505	19,065
Federal Home Loan Bank advances	38,000	20,000
Accrued interest payable	176	183
Accrued expenses and other liabilities	4,056	3,861

Total liabilities	477,069	429,659

Commitments and contingent liabilities (Note 17)

Shareholders’ equity
Common stock, no par value; 6,000,000 shares authorized;
2,289,528 shares issued	11,447	11,447
Additional paid-in capital	5,005	4,921
Retained earnings	34,767	29,777
Treasury stock, at cost (60,955 and 65,276 shares)	(1,195)	(1,280)
Accumulated other comprehensive income	2,506	1,717

Total shareholders’ equity	52,530	46,582

	$529,599	$476,241

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2014	2013
Interest and dividend income
Loans, including fees	$15,974	$13,447
Securities:
Taxable	984	1,358
Nontaxable	1,609	1,712
Federal funds sold and other	73	91

Total interest and dividend income	18,640	16,608
Interest expense
Deposits	1,284	1,366
Repurchase agreements	22	58
Federal Home Loan Bank advances	194	172

Total interest expense	1,500	1,596

Net interest income	17,140	15,012
Provision for loan losses	299	602

Net interest income after provision for loan losses	16,841	14,410
Noninterest income
Checking account fees	946	981
Visa check card interchange fees	625	637
Deposit and miscellaneous service fees	373	402
Mortgage banking activities	672	755
Loss on sale/write-down of other real estate owned, net	0	(74)
Securities gains, net	128	252
Net loss on sale of asset group disposal	0	(264)
Other	191	209

Total noninterest income	2,935	2,898
Noninterest expense
Salaries and employee benefits	6,244	6,001
Data processing	911	1,247
Net occupancy	1,073	1,220
FDIC assessment	255	262
Professional and consulting fees	325	384
Franchise tax	359	433
Maintenance and repairs	261	235
Telephone	201	170
Marketing	281	246
Director fees	175	176
Directors pension expense	18	78
Software license and maintenance fees	147	186
Postage and supplies	323	355
Other	1,064	983

Total noninterest expense	11,637	11,976

Income before income taxes	8,139	5,332
Income tax expense	2,235	1,217

Net income	$5,904	$4,115

Weighted average common shares outstanding	2,225,236	2,223,026
Weighted average diluted common shares outstanding	2,250,954	2,227,242
Earnings per common share:
Basic	$2.65	$1.85
Diluted	$2.62	$1.85
Net income	$5,904	$4,115

Other comprehensive income (loss):
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	1,325	(3,132)
Reclassification adjustment for gains included in net income	(128)	(252)

Tax effect	(408)	1,152

Total other comprehensive income (loss)	789	(2,232)
Comprehensive income	$6,693	$1,883

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance at January 1, 2013	$11,447	$4,888	$26,401	$(1,364)	$3,949	$45,321

Net income			4,115			4,115
Other comprehensive loss					(2,232)	(2,232)
Cash dividends declared ($.32 per share)			(712)			(712)
Exercise of stock options (4,287 shares)			(27)	84		57
Tax benefit on exercise of options		8				8
Compensation expense under stock-based compensation plans		25				25

Balance at December 31, 2013	$11,447	$4,921	$29,777	$(1,280)	$1,717	$46,582

Net income			5,904			5,904
Other comprehensive income					789	789
Cash dividends declared ($.40 per share)			(889)			(889)
Exercise of stock options (4,321 shares)			(25)	85		60
Compensation expense under stock-based compensation plans		84				84

Balance at December 31, 2014	$11,447	$5,005	$34,767	$(1,195)	$2,506	$52,530

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2014	2013
Cash flows from operating activities
Net income	$5,904	$4,115
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	299	602
Deferred income taxes	20	(148)
Depreciation, amortization and accretion, net	1,424	1,871
Earnings on Bank owned life insurance	(68)	(69)
Restricted equity securities stock dividends	(1)	(2)
Origination of mortgage loans held for sale	(19,722)	(21,841)
Proceeds from sales of mortgage loans held for sale	19,971	22,554
Mortgage banking activities	(672)	(755)
Net security gains	(128)	(252)
Loss on sale/write-down of other real estate owned	0	74
Net loss on sale of asset group disposal	0	264
Compensation expense under stock-based compensation plans	84	33
Change in other assets and liabilities	(523)	301

Net cash from operating activities	6,588	6,747
Cash flows from investing activities
Available for sale securities:
Maturities, repayments and calls	15,578	25,275
Sales	3,465	1,355
Purchases	(2,853)	(3,180)
Purchases of premises and equipment	(432)	(912)
Proceeds from the sale of premises and equipment in asset disposal group	0	1,389
Proceeds from the sale of loans in asset disposal group	0	10,488
Capitalized expenditures on other real estate owned	0	(49)
Proceeds from sale of other real estate owned	46	72
Proceeds from the sale of deposits in asset disposal group	0	(14,411)
Net change in loans to customers	(74,196)	(69,585)

Net cash from investing activities	(58,392)	(49,558)
Cash flows from financing activities
Net change in deposits	31,782	34,722
Net change in repurchase agreements	(2,560)	432
Proceeds from the exercise of stock options	60	57
Proceeds from Federal Home Loan Bank advances	31,000	15,000
Repayments Federal Home Loan Bank advances	(13,000)	0
Dividends paid	(889)	(712)

Net cash from financing activities	46,393	49,499

Net change in cash and cash equivalents	(5,411)	6,688
Beginning cash and cash equivalents	34,312	27,624

Ending cash and cash equivalents	$28,901	$34,312

Supplemental cash flow information:
Interest paid	$1,507	$1,619
Income taxes paid	2,440	1,255
Supplemental noncash disclosures:
Transfer from loans to other real estate owned	0	26

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiaries, First National Bank, Orrville, Ohio (Bank) and NBOH Properties, LLC, together referred to as “the Corporation.” Intercompany transactions and balances are eliminated in consolidation. NBOH Properties owned a multi-tenant commercial building in Fairlawn, Ohio which was sold in 2013. By December 31, 2013, NBOH Properties had been dissolved and all remaining assets and liabilities transferred to National Bancshares Corporation.

The Corporation provides financial services through its main and branch offices in Orrville, Ohio, and branch offices in surrounding communities in Wayne, Stark, Medina and Columbiana counties. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgage, commercial and consumer installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include investment securities and deposit accounts in other financial institutions. There are no significant concentrations of loans to any one industry or customer. However, the customer’s ability to repay their loans is dependent on the real estate and general economic conditions of the Corporation’s market area.

Subsequent Events: The Corporation has evaluated subsequent events for recognition and disclosure through March 4, 2015, which is the date the financial statements were available to be issued.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash Flows: Cash and cash equivalents include cash, deposits with other banks with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits with other banks and repurchase agreements.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other than temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of other-than-temporary impairment is recognized through earnings.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale may be sold with servicing rights retained or released. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right for loans sold with servicing retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned and deferred income and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on real estate, real estate construction and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 or more days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Corporation’s policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is recorded as a reduction in principal, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: Most of the Corporation’s business activity is with customers located within Wayne, Stark, Holmes, Medina and Columbiana Counties. Therefore, the Corporation’s exposure to credit risk is significantly affected by changes in the economy in these counties.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Management estimates the allowance balance required using past loan loss experience, the nature and volume of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans over $250 thousand or to borrowers whose aggregate total borrowing exceeds $250 thousand, except for first and second mortgage loans on a borrower’s personal residence are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Corporation determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Corporation utilizing weighted amounts applied to the twelve quarter moving average to a blended rate of the twelve quarter moving average and the twenty quarter moving average. This approach enhances the time frame over which we evaluate loss experience and emphasizes the most recent loss experience. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: commercial loans, commercial real estate loans, residential real estate loans, home equity loans and consumer loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The majority of the Corporation’s loan portfolio is commercial, commercial real estate, residential real estate, home equity and consumer loans made to individuals and businesses in the Corporation’s market area. Repayment of these loans is dependent on general economic conditions and unemployment levels in the Corporation’s market area.

Commercial and commercial real estate loans primarily consist of income producing real estate and related business assets. Repayment of these loans depends, to a large degree, on the results of operations, cash flow and management of the related businesses. These loans may be affected to a greater extent by adverse commerce conditions or the economy in general, including today’s economic recession. Accordingly, the nature of these loans makes them more difficult for management to monitor and evaluate.

Residential real estate loans and home equity loans primarily consist of borrowings from individuals to finance one-to-four family residential property. Consumer loans primarily consist of borrowings from individuals use to finance the purchase of vehicles and equipment. Repayments of these loans, to a large degree, depend on the borrower’s household income.

Servicing Rights: When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Corporation compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

At December 31, 2014 and 2013, the servicing assets of the Corporation totaled $309 and $242, respectively, and are included with other assets on the consolidated balance sheets. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in mortgage banking activities. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the assets compared to carrying amount. Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping. There was no valuation allowance impairment against servicing assets as of December 31, 2014 and 2013.

Servicing fee income is recorded when earned for servicing loans based on a contractual percentage of the outstanding principal or a fixed amount per loan. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $100 and $54 for the years ended December 31, 2014 and 2013, respectively. Late fees and ancillary fees related to loan servicing are not material.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 7 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) Stock: The Bank is a member of the FHLB and FRB systems. FHLB members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The stocks are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance: The Corporation has purchased life insurance policies on its directors. Life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other amounts due that are probable at settlement.

Goodwill: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Corporation has selected September 30th as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset on the Corporation’s balance sheet with an indefinite life.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Benefit Plans: Retirement plan expense is the amount of discretionary contributions to the Corporation’s 401(k) plan as determined by Board decision. Director retirement plan expense allocates the benefits over the estimated years of service.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period, on an accelerated basis.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Corporation recognizes interest and/or penalties related to income tax matters in income tax expense.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Corporation, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Earnings per common share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. No stock options were antidilutive as of 2014. 45,000 stock options were not considered in computing diluted earnings per common share for 2013 because they were antidilutive.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $100 was required to meet regulatory reserve and clearing requirements at year-end 2014 and 2013. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and limit the dividends paid by the Bank to the Corporation or by the Corporation to shareholders. Dividends paid by the Bank to the Corporation are the primary source of funds for dividends by the Corporation to its shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassification had no affect on prior year net income or shareholder’s equity.

NOTE 2 – BRANCH SALE

On February 1, 2013, the Bank and NBOH Properties, LLC entered into a Purchase and Assumption Agreement (“Agreement”) with Premier Bank and Trust (“Premier”) that provided for the sale of certain assets and assumption of certain liabilities relative to the Bank’s retail office location in Fairlawn, Ohio. The disposition of the assets and related liabilities within the confines of the purchase and assumption agreement are considered an asset disposal group.

Under the terms of the Agreement, Premier purchased the multi-tenant commercial building owned by NBOH Properties, LLC, with a carrying value of $2,286, for $1,100. Premier also purchased certain assets of the branch, including lease hold improvements and fixtures and equipment and loans with a carrying value of $10,488 and a fair value of approximately $9,922, and assumed certain deposits with a carrying value of $15,241. Premier paid a premium of 5.25% based on the average amount of assumed deposits during a specified period. The transaction was completed in June, 2013. The sale of aggregate asset disposal group resulted in a loss of $264 recorded in 2013.

NOTE 3 – SECURITIES

The amortized cost, fair value and the related gross unrealized gains and losses of available for sale securities recognized in accumulated other comprehensive income (loss) were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2014
State and municipal	$45,081	$2,947	$(23)	$48,005
Mortgage-backed: residential	28,964	838	0	29,802
Equity securities	23	35	0	58

Total securities available for sale	$74,068	$3,820	$(23)	$77,865

2013
U.S. Treasury and federal agency	$758	$3	$0	$761
State and municipal	49,954	1,846	(219)	51,581
Mortgage-backed: residential	40,416	888	(37)	41,267
Equity securities	23	119	0	142

Total securities available for sale	$91,151	$2,856	$(256)	$93,751

	2014	2013
Sales of available for sale securities were as follows:
Proceeds	$3,465	$1,355
Gross gains	128	252

The tax provision recorded in income tax expense related to these realized gains was $44, and $86, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 3 – SECURITIES (Continued)

The amortized cost and fair value of debt securities at year-end 2014 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities are shown separately.

	Amortized Cost	Fair Value
Due in one year or less	$680	$686
Due from one to five years	6,848	7,259
Due from five to ten years	15,853	16,932
Due after ten years	21,700	23,128
Mortgage-backed: residential	28,964	29,802

	$74,045	$77,807

Securities pledged at year-end 2014 and 2013 had a fair value of $56,957 and $60,397 and were pledged to secure public deposits and repurchase agreements.

At year-end 2014 and 2013, there were no holdings of securities of any one issuer, other than the U.S. Government, and its agencies and corporations, in an amount greater than 10% of shareholders’ equity.

All mortgage-backed securities are issued by the United States government or any agency or corporation thereof as of December 31, 2014 and 2013.

Securities with unrealized losses at year-end 2014 and 2013, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2014
State and municipal	$0	$0	$1,856	$(23)	$1,856	$(23)

Total temporarily impaired	$0	$0	$1,856	$(23)	$1,856	$(23)

2013
State and municipal	$6,957	$(196)	$503	$(23)	$7,460	$(219)
Mortgage-backed: residential	8,487	(37)	0	0	8,487	(37)

Total temporarily impaired	$15,444	$(233)	$503	$(23)	$15,947	$(256)

Unrealized losses have not been recognized into income because the securities are of high credit quality, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in market interest rates or normally expected market pricing fluctuations. The fair value of debt securities is expected to recover as the securities approach their maturity date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS

Loans at year end were as follows:

	2014	2013
Commercial real estate:
Commercial real estate	$66,633	$59,807
Secured by farmland	47,918	35,846
Construction and land development	19,390	9,746
Commercial:
Commercial and industrial	40,144	42,489
Agricultural production	22,528	15,912
Residential real estate:
One-to-four family	110,801	88,451
Multifamily	16,029	15,687
Construction and land development	8,443	6,890
Home equity	40,087	35,358
Consumer:
Auto:
Direct	16,875	11,839
Indirect	58	305
Other	13,269	5,757

	402,175	328,087
Unearned and deferred income	470	140
Allowance for loan losses	(4,063)	(3,872)

	$398,582	$324,355

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2014:

	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Total
Allowance for loan losses:
Beginning Balance	$1,050	$1,621	$839	$226	$136	$3,872
Provision for loan losses	(48)	149	30	4	164	299
Loans charged-off	0	(22)	(12)	(17)	(72)	(123)
Recoveries	0	0	1	2	12	15

Total ending allowance balance	$1,002	$1,748	$858	$215	$240	$4,063

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2013:

	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Total
Allowance for loan losses:
Beginning Balance	$926	$1,793	$584	$65	$32	$3,400
Provision for loan losses	196	(150)	288	168	100	602
Loans charged-off	0	(22)	0	(9)	(10)	(41)
Recoveries	0	0	0	4	14	18
Reduction related to loans included in asset disposal group	(72)	0	(33)	(2)	0	(107)

Total ending allowance balance	$1,050	$1,621	$839	$226	$136	$3,872

The recorded investment in loans includes the principal balance outstanding, net of unearned and deferred income and including accrued interest receivable. The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2014 and 2013:

December 31, 2014	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$0	$0	$0	$0	$0	$0
Collectively evaluated for impairment	1,002	1,748	858	215	240	4,063

Total ending allowance balance	$1,002	$1,748	$858	$215	$240	$4,063

Recorded investment in loans:
Loans individually evaluated for impairment	$312	$1,919	$393	$129	$58	$2,811
Loans collectively evaluated for impairment	62,782	132,274	134,711	40,468	30,714	400,949

Total ending loans balance	$63,094	$134,193	$135,104	$40,597	$30,772	$403,760

December 31, 2013	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$0	$115	$0	$0	$0	$115
Collectively evaluated for impairment	1,050	1,506	839	226	136	3,757

Total ending allowance balance	$1,050	$1,621	$839	$226	$136	$3,872

Recorded investment in loans:
Loans individually evaluated for impairment	$0	$1,362	$19	$0	$0	$1,381
Loans collectively evaluated for impairment	58,713	104,120	110,975	35,736	18,178	327,722

Total ending loans balance	$58,713	$105,482	$110,994	$35,736	$18,178	$329,103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS (Continued)

The following table presents loans individually evaluated for impairment by class of loans as of, and for the year ended December 31, 2014:

December 31, 2014	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment
With no related allowance recorded:
Commercial real estate:
Commercial real estate	$514	$519	$0	$526
Construction and land development	1,398	1,400	0	1,470
Residential real estate:
One-to-four family	395	393	0	423
Home Equity	128	129	0	131
Consumer	58	58	0	61
Commercial	311	312	0	337

	$2,804	$2,811	$0	$2,948

The impact to interest income on impaired loans was not significant to the consolidated statements of income for the year ended December 31, 2014.

The following table presents loans individually evaluated for impairment by class of loans as of, and for the year ended December 31, 2013:

December 31, 2013	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment
With no related allowance recorded:
Commercial real estate:
Commercial real estate	$0	$0	$0	$225
Construction and land development	1,094	1,094	0	1,125
Residential real estate:
One-to-four family	19	19	0	28
With an allowance recorded:
Commercial real estate:
Commercial real estate	268	268	115	271
Construction and land development	0	0	0	20

	$1,381	$1,381	$115	$1,669

The impact to interest income on impaired loans was not significant to the consolidated statements of income for the year ended December 31, 2013.

Nonaccrual loans and loans past due 90 or more days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS (Continued)

The following table presents the recorded investment in nonaccrual and loans past due 90 or more days still on accrual by class of loans as of December 31, 2014 and 2013:

	Nonaccrual		Loans Past Due 90 or More Days Still Accruing
	2014	2013	2014	2013
Commercial real estate:
Commercial real estate	$253	$0	$0	$0
Construction and land development	179	219	0	0
Commercial:
Commercial and industrial	0	0	33	0
Residential real estate:
One-to-four family	231	19	143	224
Home equity	89	0	16	0
Consumer	58	0	53	0

	$810	$238	$245	$224

The following table presents the aging of the recorded investment in past due loans as of December 31, 2014 by class of loans:

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or More Days Past Due (1)	Total Past Due	Loans Not Past Due (2)	Total
Commercial real estate:
Commercial real estate	$0	$0	$256	$256	$66,456	$66,712
Secured by farmland	93	0	0	93	47,990	48,083
Construction and land development	0	0	0	0	19,399	19,399
Commercial:
Commercial and industrial	86	0	33	119	40,227	40,346
Agricultural production	28	3	0	31	22,717	22,748
Residential real estate:
One-to-four family	563	80	188	831	109,805	110,636
Multifamily	0	0	0	0	16,049	16,049
Construction and land development	0	0	0	0	8,419	8,419
Home equity	118	0	16	134	40,462	40,596
Consumer:
Auto:
Direct	168	18	34	220	17,207	17,427
Indirect	0	0	0	0	58	58
Other	49	0	19	68	13,219	13,287

	$1,105	$101	$546	$1,752	$402,008	$403,760

(1)	Includes $298 thousand of loans on nonaccrual status.
(2)	Includes $512 thousand of loans on nonaccrual status.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS (Continued)

The following table presents the aging of the recorded investment in past due loans as of December 31, 2013 by class of loans:

	30 - 59 Days Past Due	60 - 89 Days Past Due (1)	90 or More Days Past Due (2)	Total Past Due	Loans Not Past Due (3)	Total
Commercial real estate	$0	$0	$0	$0	$59,775	$59,775
Secured by farmland	0	0	0	0	35,968	35,968
Construction and land development	0	0	0	0	9,739	9,739
Commercial:
Commercial and industrial	36	0	0	36	42,607	42,643
Agricultural production	101	0	0	101	15,969	16,070
Residential real estate:
One-to-four family	435	87	224	746	87,689	88,435
Multifamily	0	0	0	0	15,692	15,692
Construction and land development	0	0	0	0	6,867	6,867
Home equity	118	0	0	118	35,618	35,736
Consumer:
Auto:
Direct	61	0	0	61	12,033	12,094
Indirect	5	0	0	5	315	320
Other	23	0	0	23	5,741	5,764

	$779	$87	$224	$1,090	$328,013	$329,103

(3)	Includes $238 thousand of loans on nonaccrual status.

Troubled Debt Restructuring

Loans where at least one borrower has been discharged of their obligation in Chapter 7 bankruptcy, are classified as troubled debt restructurings. At December 31, 2014, $565 thousand of loans in Chapter 7 bankruptcy status were included in total troubled debt restructurings.

The Corporation has loans with a balance of $2,535 that were individually evaluated for impairment whose loan terms have been modified in troubled debt restructurings as of December 31, 2014. No specific reserves have been allocated for these loans as of December 31, 2014. The Corporation has not committed to lend any additional amounts as of December 31, 2014 to customers with outstanding loans that are classified as troubled debt restructurings. The Corporation had loans with balances of $1,143 that were individually evaluated for impairment whose loan terms have been modified in troubled debt restructurings as of December 31, 2013. $115 of specific reserve was allocated for these loans.

There were no loans modified as troubled debt restructurings that experienced payment default following the modification within the last twelve months. A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Corporation’s internal underwriting policy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS (Continued)

Credit Quality Indicators: The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends and other information specific to each borrower. The Corporation analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial, commercial real estate loans, and loans to commercial enterprises secured by one-to-four family residential properties. This analysis is performed on an annual basis or more frequently if management becomes aware of information affecting a borrower’s ability to fulfill its obligation. The Corporation uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current financial condition and paying capacity of the obligor or of the collateral securing the loan. Substandard loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt with a distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of December 31, 2014, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate:
Commercial real estate	$62,401	$904	$3,407	$0	$66,712
Secured by farmland	48,083	0	0	0	48,083
Construction and land development	18,667	552	180	0	19,399
Commercial:
Commercial and industrial	39,440	556	350	0	40,346
Agricultural production	22,748	0	0	0	22,748
Residential real estate:
One-to-four family	0	0	16	0	16

	$191,339	$2,012	$3,953	$0	$197,304

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS (Continued)

As of December 31, 2013, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate:
Commercial real estate	$56,143	$1,280	$2,352	$0	$59,775
Secured by farmland	35,968	0	0	0	35,968
Construction and land development	8,961	559	219	0	9,739
Commercial:
Commercial and industrial	41,854	789	0	0	42,643
Agricultural production	16,070	0	0	0	16,070
Residential real estate:
One-to-four family	0	15	19	0	34

	$158,996	$2,643	$2,590	$0	$164,229

The Corporation considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Corporation also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2014:

	Consumer			Residential Real Estate
	Direct	Indirect	Other	Construction	Multifamily	One-to-four Family	Home Equity	Total
Performing	$17,335	$58	$13,268	$8,419	$16,049	$110,262	$40,491	$205,882
Nonperforming	92	0	19	0	0	358	105	574

	$17,427	$58	$13,287	$8,419	$16,049	$110,620	$40,596	$206,456

The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2013:

	Consumer			Residential Real Estate
	Direct	Indirect	Other	Construction	Multifamily	One-to-four Family	Home Equity	Total
Performing	$12,094	$320	$5,764	$6,867	$15,692	$88,177	$35,736	$164,650
Nonperforming	0	0	0	0	0	224	0	224

	$12,094	$320	$5,764	$6,867	$15,692	$88,401	$35,736	$164,874

NOTE 5 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows:

	2014	2013
Mortgage loan portfolios serviced for:
FHLMC	$48,463	$36,957

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 5 – LOAN SERVICING (Continued)

Custodial escrow balances maintained in connection with serviced loans at year-end 2014 and 2013 were $479 and $309.

Activity for mortgage servicing rights follows:

	2014	2013
Servicing rights:
Beginning of year	$242	$124
Additions	157	195
Amortized to expense	(90)	(77)

End of year	$309	$242

There were no valuation allowance required for mortgage servicing rights at December 31, 2014 or 2013.

NOTE 6 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2014	2013
Land	$1,919	$1,919
Buildings	9,733	9,746
Furniture, fixtures and equipment	4,967	5,264

	16,619	16,929
Less: Accumulated depreciation	(7,782)	(7,879)

	$8,837	9,050

Depreciation expense was $637 and $742 in 2014 and 2013.

NOTE 7 – GOODWILL

During 2002, the Corporation acquired Peoples Financial Corporation and merged the Corporation’s banking operations into the Bank. Goodwill of $4,723 was realized from this transaction.

Goodwill impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value, which is determined through a two-step impairment test. Step 1 includes the determination of the carrying value of our single reporting unit, including the existing goodwill and intangible assets, and estimating the fair value of the reporting unit. We determined the fair value of our reporting unit and compared it to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, we are required to perform a second step to the impairment test.

Our annual impairment analysis as of September 30, 2014, indicated that the Step 2 analysis was not necessary. Step 2 of the goodwill impairment test is performed to measure the impairment loss. Step 2 requires that the implied fair value of the reporting unit goodwill be compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 8 – OTHER REAL ESTATE OWNED

Other real estate owned activity was as follows:

	2014	2013
Beginning balance	$789	$860
Loans transferred to other real estate owned	0	26
Capitalized expenditures	0	49
Sales of other real estate owned	(46)	(64)
Direct write-down of real estate owned	0	(82)

End of year	$743	$789

There was no valuation allowance related to other real estate owned as of December 31, 2014 or 2013.

NOTE 9 – DEPOSITS

	2014	2013
Demand, noninterest-bearing	$111,718	$97,544
Demand, interest-bearing	162,221	159,272
Savings	69,690	66,359
Time, $250,000 and over	18,080	8,824
Time, other	56,623	54,551

	$418,332	$386,550

A summary of time deposits at year-end 2014 by maturity follows:

2015	$43,334
2016	11,035
2017	6,417
2018	5,455
2019	8,462

$74,703

NOTE 10 – FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows:

	2014	2013
Maturities in 2014, fixed rate at 0.32% to 2.88%		$13,000
Maturities in 2015, fixed rate at 0.42% to 0.50%		5,000
Maturities in 2016, fixed rate at 0.67%		2,000
Maturities in 2015, fixed rate at 0.27% to 0.50%	$32,000
Maturities in 2016, fixed rate at 0.61% to 0.83%	6,000

	$38,000	$20,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 10 – FEDERAL HOME LOAN BANK ADVANCES (Continued)

Each advance is payable at its maturity date; advances may be paid prior to maturity subject to a prepayment penalty. As collateral for the advances, the Bank has approximately $109,846 and $85,943 of first mortgage loans available under a blanket lien arrangement at year-end 2014 and 2013. The Corporation has an additional borrowing capacity of $39,915 at December 31, 2014.

Required payments over the next five years are:

2015	$32,000
2016	6,000

NOTE 11 – REPURCHASE AGREEMENTS

Repurchase agreements generally mature within 30 days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2014	2013
Average balance during the year	$14,805	$18,919
Average interest rate during the year	0.15%	0.15%
Maximum month-end balance during the year	$17,419	$22,106
Weighted average rate at year-end	0.15%	0.15%

NOTE 12 – BENEFIT PLANS

The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to a predetermined amount, subject to certain limitations. Matching contributions may be made in amounts and at times determined by the Corporation. Total matching discretionary contributions made by the Corporation during 2014 and 2013 amounted to $95 and $84.

The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 500 shares per calendar year. Expenses recognized in 2014 and 2013 amounted to $7 and $5.

The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board or attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1 for each year of service on the Board from and after August 24, 1994 until August 2007, when the Board voted to cease further benefits. The benefit payment upon satisfying the plan’s requirements is a benefit to the qualifying director until death or a minimum of 15 years. In addition, each director has the option of deferring any portion of directors’ fees to a maximum of $5 per month until retirement.

Expense recognized in 2014 and 2013 for the director retirement and death benefit plan was $21 and $78. The liability related to the plan was $927 at December 31, 2014 and $942 at December 31, 2013. Interest credited to participant accounts associated with the deferrals was $0 and $4 in 2014 and 2013. The deferred directors’ fee liability was $55 at December 31, 2014 and $97 at December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 13 – INCOME TAXES

The components of deferred taxes were as follows:

	2014	2013
Deferred tax assets:
Bad debts	$1,221	$1,156
Deferred compensation	352	365
FHLMC preferred stock impairment loss	151	151
Accrued bonus	63	68
Stock-based compensation	32	30
Real estate owned write-down	28	28
Nonaccrual loan interest income	22	9
Deferred loan fees	0	20

Total	$1,869	$1,827
Deferred tax liabilities:
Unrealized security gains, net	$1,291	$884
Depreciation	681	654
Federal Home Loan Bank stock dividends	542	542
Mortgage servicing rights	106	84
Purchase accounting adjustments	60	62
Prepaid expenses	20	15
Deferred loan fees	10	0

Total	2,710	2,241

Net deferred tax liability	$(841)	$(414)

Federal income tax laws provided that the 2002 acquired entity could claim additional bad debt deductions through 1987, totaling $1.9 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $646 at December 31, 2014. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

The components of income tax expense are as follows:

	2014	2013
Current	$2,215	$1,365
Deferred	20	(148)

	$2,235	$1,217

At December 31, 2014 and December 31, 2013, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax in the state of Ohio for National Bancshares. The Bank is subject to tax in Ohio based upon its net worth. The Corporation is no longer subject to examination by state taxing authorities for years prior to 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 14 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates totaled $861 and $1,143 at year-end 2014 and 2013. Unused commitments to these related parties totaled $2,498 and $2,311 at year-end 2014 and 2013.

Related party deposits totaled $7,211 and $8,856 at year-end 2014 and 2013.

NOTE 15 – STOCK-BASED COMPENSATION

The Corporation’s 2008 Equity Incentive Plan (“the Plan”), which is shareholder-approved, permits the grant of stock options or restricted stock awards, to its officers, employees, consultants and non-employee directors for up to 223,448 shares of common stock.

All options vest in five equal installments over a five year period and have a term of 10 years. Details related to the granting of the option awards, remaining outstanding and exercised options were as follows:

Grant Date	Number of Options	Exercise Price	Remaining Outstanding	Number Exercised
May 2008	58,000	$18.03	29,000	0
October 2010	43,000	13.22	25,679	7,021
January 2012	58,000	14.10	42,913	3,087
December 2013	45,000	19.00	45,000	0
February 2014	5,000	21.00	5,000	0

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation’s common stock. The Corporation has estimated the option exercise and post-vesting termination behavior and expected term of options granted due to the lack of historical data. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferrable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted and the assumptions used for grants in 2014 and 2013 were as follows:

	2014	2013
Fair value of options granted	$3.37	$3.01
Risk-free interest rate	2.17%	2.35%
Expected term (years)	7.0	7.0
Expected stock price volatility	15.16%	15.06%
Dividend yield	1.52%	1.68%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 15 – STOCK-BASED COMPENSATION (Continued)

A summary of the activity in the stock option plan for 2014 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	147,913	$16.22
Granted	5,000	21.00
Exercised	(4,321)	13.71
Forfeited or expired	(1,000)	18.03

Outstanding at end of year	147,592	$16.45	6.8	$908

Fully vested and expected to vest	147,592	$16.45	6.8	$908

Exercisable at end of year	74,592	$15.97	5.5	$495

Information related to the exercise of stock options follows:

	2014	2013
Intrinsic value of options exercised	$35	$18
Cash received from option exercises	60	57

The total compensation cost that has been charged against income for the plan was $84 and $25 for 2014 and 2013. The total income tax benefit was $29 and $9 for 2014 and 2013. There was $98 and $170 of total unrecognized compensation cost related to nonvested stock options granted under the Plan as of December 31, 2014 and 2013. The cost is expected to be recognized over a weighted-average period of 3.7 years. The tax benefit realized from option exercises is not material.

NOTE 16 – REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2014, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2014 and 2013, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 16 – REGULATORY CAPITAL MATTERS (Continued)

Actual and required capital amounts and ratios for the Bank are presented below at year-end.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2014
Total capital to risk weighted assets	$48,433	12.65%	$30,637	8.00%	$38,297	10.00%
Tier 1 capital to risk weighted assets	44,371	11.59%	15,319	4.00%	22,978	6.00%
Tier 1 capital to average assets	44,371	8.46%	20,969	4.00%	26,211	5.00%
2013
Total capital to risk weighted assets	$42,415	12.29%	$27,612	8.00%	$34,515	10.00%
Tier 1 capital to risk weighted assets	38,543	11.17%	13,806	4.00%	20,709	6.00%
Tier 1 capital to average assets	38,543	8.23%	18,739	4.00%	23,424	5.00%

Dividend Restrictions – The Corporation’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. The Bank could, without prior approval, pay dividends to the holding company of approximately $13.5 million as of December 31, 2014.

NOTE 17 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2014	2013
Commitments to make loans	$14,494	$12,858
Unused lines of credit	62,779	62,516
Overdraft protection	14,443	13,030
Letters of credit	337	397

Of the above unused instruments at December 31, 2014, approximately $5,643 pertains to fixed-rate commitments, variable-rate commitments account for approximately $71,967 and $14,443 are related to automatic overdraft protection for checking accounts. At year-end 2013, approximately $6,620 of total commitments were fixed-rate, approximately $69,151 were variable rate and $13,030 were related to automatic overdraft protection for checking accounts. Rates on fixed-rate unused lines of credit ranged from 2.25% to 6.63% at December 31, 2014 and 2.25% to 7.00% at December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 18 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Corporation used the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Corporation. Once received, a member of the Credit Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 18 – FAIR VALUE (Continued)

Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements At December 31, 2014 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Securities available for sale:
State and municipal	$0	$48,005	$0
Mortgage-backed securities – residential	0	29,802	0
Equity securities	58	0	0

	Fair Value Measurements At December 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Securities available for sale:
U.S. Government and federal agency	$0	$761	$0
State and municipal	0	51,581	0
Mortgage-backed securities – residential	0	41,267	0
Equity securities	142	0	0

There were no investments measured using unobservable inputs (Level 3) during 2014 and 2013, respectively.

The Company’s state and municipal security valuations were supported by analysis prepared by an independent third party. The third party uses Interactive Data Corporation (IDC) as the primary source for security valuations. IDC’s evaluations are based on market data. IDC utilizes evaluated pricing models that vary based by asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs. IDC evaluators follow multiple review processes to assess the available market, credit, and deal level information to support the evaluation process. If they determine sufficient objectively verifiable information is not available to support a valuation, they will discontinue evaluating that security. Given this approach, the state and municipal security with the pricing source of IDC is considered level 2.

For level 3 investments, the Company uses significant unobservable inputs that reflect a reporting entity’s own assumptions that market participants would use in pricing an asset or liability. The Company uses different valuation processes such as market approach, income approach, or the cost approach.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 18 – FAIR VALUE (Continued)

Assets Measured on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements At December 31, 2014 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans:
Commercial real estate	$0	$0	$232
Residential real estate:
One-to-four family	0	0	170
Other real estate owned:
Commercial	0	0	254

	Fair Value Measurements At December 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans:
Commercial real estate	$0	$0	$153
Other real estate owned:
Commercial	0	0	300

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $431, with a valuation allowance of $29 at December 31, 2014. Impaired loans had an additional provision for loan loss of $12 for the year ended December 31, 2014.

Other real estate owned had a carrying value of $254 at December 31, 2014. There were no write-downs of other real estate owned carried at fair value in 2014.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal amount of $268, with a valuation allowance of $115 at December 31, 2013. Impaired loans had an additional provision for loan loss of $73 for the year ended December 31, 2013.

Other real estate owned had a carrying value of $300 at December 31, 2013. There were $82 thousand in write-downs of other real estate owned carried at fair value in 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 18 – FAIR VALUE (Continued)

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2014:

	Fair value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired loans:
Commercial and land development	$232	Sales comparison	Adjustment for differences
		approach	between comparable sales	16%

Residential real estate:		Sales comparison	Adjustment for differences
One-to-four family	$170	approach	between comparable sales	6%

Other real estate owned:		Sales comparison	Adjustment for differences
Commercial	$254	approach	between comparable sales	14%

Carrying amounts and estimated fair values of financial instruments at year-end were as follows:

2014	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$28,901	$28,901
Securities available for sale	77,865	77,865
Restricted equity securities	3,224	n/a
Loans, net	398,582	398,186
Loans held for sale	479	496
Accrued interest receivable	1,618	1,618

Financial liabilities
Deposits	$418,332	$418,423
Repurchase agreements	16,505	16,505
Federal Home Loan Bank advances	38,000	38,028
Accrued interest payable	176	176

2013	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$34,312	$34,312
Securities available for sale	93,751	93,751
Restricted equity securities	3,223	n/a
Loans, net	324,355	323,224
Loans held for sale	213	220
Accrued interest receivable	1,475	1,475

Financial liabilities
Deposits	$386,550	$386,822
Repurchase agreements	19,065	19,065
Federal Home Loan Bank advances	20,000	20,087
Accrued interest payable	183	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 18 – FAIR VALUE (Continued)

The methods and assumptions used to estimate fair value on the preceding tables are described as follows:

(a) Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate fair values.

(b) Restricted Equity Securities: It is not practical to determine the fair value of these securities due to restrictions placed on their transferability.

(c) Loans: Fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

The fair value of loans held for sale is estimated based upon binding contracts and quotes from third party investors.

(d) Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

(e) Repurchase agreements: The carrying amounts of borrowings under repurchase agreements, generally maturing within ninety days, approximate their fair values.

(f) Federal Home Loan Bank advances: The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements.

(g) Accrued interest receivable/payable: The carrying amounts of accrued interest approximate fair value.

(h) Off-balance sheet instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

NOTE 19 – SUBSEQUENT EVENTS

National Bancshares Corporation entered into an agreement and plan of merger with Farmers National Banc Corp. (Farmers) on January 27, 2015. Pursuant to the Agreement, each shareholder of National Bancshares will be entitled to elect to receive either $32.15 per share in cash or 4.034 shares of Farmers’ common stock, subject to an overall limitation of 80% of the shares being exchanged for stock and 20% for cash. Based on Farmers’ volume weighted average stock price over the last 20 trading days of $7.97, as of January 26, 2015, the transaction is valued at approximately $74.0 million. The merger is expected to qualify as a tax-free reorganization for those shareholders electing to receive Farmers’ stock. The transaction is subject to receipt of National Bancshares’ shareholder approval, Farmers’ shareholder approval and customary regulatory approvals. The Company expects the transaction to close in the first half of 2015.

ANNEX A

Dissenters’ Rights Under Section 1701.85 of the Ohio General Corporation Law

1701.85 Dissenting shareholders – compliance with section – fair cash value of shares.

(A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal.

(3) Not later than 20 days before the date of the meeting at which the proposal will be submitted to the shareholders, the corporation may notify the corporation’s shareholders that relief under this section is available. The notice shall include or be accompanied by all of the following:

(a) A copy of this section;

(b) A statement that the proposal can give rise to rights under this section if the proposal is approved by the required vote of the shareholders;

(c) A statement that the shareholder will be eligible as a dissenting shareholder under this section only if the shareholder delivers to the corporation a written demand with the information provided for in division (A)(4) of this section before the vote on the proposal will be taken at the meeting of the shareholders and the shareholder does not vote in favor of the proposal.

(4) If the corporation delivers notice to its shareholders as provided in division (A)(3) of this section, a shareholder electing to be eligible as a dissenting shareholder under this section shall deliver to the corporation before the vote on the proposal is taken a written demand for payment of the fair cash value of the shares as to which the shareholder seeks relief. The demand for payment shall include the shareholder’s address, the number and class of such shares, and the amount claimed by the shareholder as the fair cash value of the shares.

(5) If the corporation does not notify the corporation’s shareholders pursuant to division (A)(3) of this section, not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to the dissenting shareholder of the fair cash value of the shares as to which the dissenting shareholder seeks relief, which demand shall state the dissenting shareholder’s address, the number and class of such shares, and the amount claimed by the dissenting shareholder as the fair cash value of the shares.

(6) If a signatory, designated and approved by the dissenting shareholder, executes the demand, then at any time after receiving the demand, the corporation may make a written request that the dissenting shareholder provide evidence of the signatory’s authority. The shareholder shall provide the evidence within a reasonable time but not sooner than 20 days after the dissenting shareholder has received the corporation’s written request for evidence.

(7) The dissenting shareholder entitled to relief under division (A)(3) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (A) (5) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within 20 days after the dissenting shareholder has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(4) of this section.

(8) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation. In the case of a conversion, a demand served on the converting corporation constitutes service on the converted entity, whether the demand is served before, on, or after the effective date of the conversion.

(9) If the corporation sends to the dissenting shareholder, at the address specified in the dissenting shareholder’s demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder, within 15 days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return the endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver the certificates terminates the dissenting shareholder’s rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within 20 days after the lapse of the 15-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of the shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only the rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, or in the case of a conversion may be the converted entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to a complaint is required. Upon the filing of a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have power and authority specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at a rate and from a date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within 30 days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C)(1) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing fair cash value, both of the following shall be excluded:

(a) Any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders;

(b) Any premium associated with control of the corporation, or any discount for lack of marketability or minority status.

(2) For the purposes of this section, the fair cash value of a share that was listed on a national securities exchange at any of the following times shall be the closing sale price on the national securities exchange as of the applicable date provided in division (C)(1) of this section:

(a) Immediately before the effective time of a merger or consolidation;

(b) Immediately before the filing of an amendment to the articles of incorporation as described in division (A) of section 1701.74 of the Revised Code;

(c) Immediately before the time of the vote described in division (A)(1)(b) of section 1701.76 of the Revised Code.

(D)(1) The right and obligation of a dissenting shareholder to receive fair cash value and to sell such shares as to which the dissenting shareholder seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws the dissenting shareholder’s demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger, consolidation, or conversion has become effective and the surviving, new, or converted entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the partners of a surviving, new, or converted partnership or the comparable representatives of any other surviving, new, or converted entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

ANNEX B

AGREEMENT AND PLAN OF MERGER

by and between

NATIONAL BANCSHARES CORPORATION

and

FARMERS NATIONAL BANC CORP.

Dated as of January 27, 2015

(Continued)

(Continued)

INDEX OF DEFINED TERMS

Section
Acquisition Agreement	8.3(b)(i)
Acquisition Proposal	6.8(g)(ii)
Acquisition Transaction	6.8(g)(iii)
Agreement	Preamble
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
Book-Entry Shares	1.4(c)
Capitalization Date Outstanding Share Count	3.2(a)
Cash Consideration	1.4(b)(i)
Cash Election	1.4(b)(i)
Cash Election Shares	1.4(b)(i)
Certificate	1.4(c)
Change in the Company Recommendation	6.3
Closing	9.1
Closing Date	9.1
Code	Recitals
Collective Bargaining Agreement	3.26
Company	Preamble
Company Benefit Plans	3.11(a)
Company Code	3.1(b)
Company Capitalization Date	3.2(a)
Company Certificate	3.1(b)
Company Common Shares	1.4(a)
Company Disclosure Schedule	9.12
Company Recommendation	6.3
Company Shareholder Approval	6.3
Company Stock Option	1.5(a)
Company Stock Plans	1.5(b)
Confidentiality Agreement	6.2(b)
Controlled Group Liability	3.11(o)(i)
Covered Employee	6.5(g)
DPC Common Shares	1.4(a)
Effective Time	1.2
Employees	5.2(h)
Environmental Laws	3.18
Equity Rights	3.2(a)
ERISA	3.11(a)
ERISA Affiliate	3.11(o)(ii)
Exchange Ratio	1.4(b)(ii)
FDIC	3.1(c)
Federal Reserve	3.4
Form S-4	3.4
Governmental Entity	3.4
HSR Act	3.4
Indemnified Parties	6.6(a)
Intellectual Property	3.21(e)(i)
IRS	3.11(b)
IT Assets	3.21(e)(ii)
Knowledge	9.4

Index of Defined Terms

(Continued)

Section
Law	3.9(a)
Licensed Intellectual Property	3.21(e)(iii)
Liens	3.2(c)
Loans	3.27(a)
Material Adverse Effect	3.8
Material Contract	3.17(a)
Merger	Recitals
Merger Consideration	1.4(b)
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
Non-Election Shares	1.4(b)(iii)
Nonqualified Deferred Compensation Plan	3.11(d)
Notice Period	6.8(d)(2)
OCC	3.4
OGCL	2.3(p)
Owned Intellectual Property	3.21(e)(iv)
Owned Properties	3.22
Permitted Encumbrances	3.22
Person	3.17(a)
Premium Cap	6.6(b)
Previously Disclosed	9.12
Proxy Statement	3.4
Purchaser	Preamble
Purchaser Capitalization Date	4.2
Purchaser Common Shares	1.4(b)(ii)
Purchaser Disclosure Schedule	9.12
Purchaser SEC Reports	4.5(b)
Purchaser Stock Plans	4.2
Qualified Plans	3.11(e)
Real Property	3.22
Regulatory Agencies	3.5(a)
Regulatory Agreement	3.16(b)
Regulatory Approvals	3.4
Representative	6.8(a)
Requisite Regulatory Approvals	7.1(e)
SEC	3.4
Securities Act	3.2(a)
Shareholders’ Meeting	6.3, 6.3
Shortfall Number	1.4(e)(ii)(2)
SRO	3.4
Stock Conversion Number	1.4(e)(i)
Stock Election	1.4(b)(ii)
Stock Election Number	1.4(e)(ii)(1)
Stock Election Shares	1.4(b)(ii)
Stock Proportion Number	1.4(e)(i)
Subsidiary	3.1(c)
Superior Proposal	6.8(g)(i)
Surviving Company	Recitals

Index of Defined Terms

(Continued)

Section
Takeover Laws	3.10
Tax	3.19
Tax Return	3.19
Termination Fee	8.3(b)
Trade Secrets	3.21(e)(ii)
Trademarks	3.21(e)(i)
Trust Account Common Shares	1.4(a)
Voting Debt	3.2(a)

AGREEMENT AND PLAN OF MERGER, dated as of January 27, 2015 (this “Agreement”), by and between Farmers National Banc Corp., an Ohio corporation (“Purchaser”), and National Bancshares Corporation, an Ohio corporation (“Company”).

RECITALS

A. The Boards of Directors of Company and Purchaser have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Purchaser (the “Merger”), with Purchaser as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Company”).

B. The parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code.

C. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Company shall merge with and into Purchaser. Purchaser shall be the Surviving Company in the Merger and shall continue its existence under the laws of the State of Ohio. As of the Effective Time, the separate corporate existence of Company shall cease.

(b) Purchaser may at any time change the method of effecting the combination of Company and Purchaser, including by providing for the merger of Company with and into a wholly owned subsidiary of Purchaser; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of Company or the tax treatment of either party pursuant to this Agreement, (iii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iv) require Company to mail a revised Proxy Statement if such change is made prior to obtaining Company Shareholder Approval, or require further approval of Company’s shareholders if such change is made after obtaining Company Shareholder Approval.

1.2 Effective Time. The Merger shall become effective as of the date and time specified in the certificate of merger (the “Certificate of Merger”) filed with the Ohio Secretary of State. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 1701.82 of the OGCL.

1.4 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Company or the holder of any of the following securities:

(a) All common shares, no par value, of Company (the “Company Common Shares”) issued and outstanding immediately prior to the Effective Time that are owned directly by Company (other than Company Common

Shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) by third parties (any such shares, “Trust Account Common Shares”) and other than Company Common Shares held, directly or indirectly, by Company in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist, and no Merger Consideration and/or cash in lieu of fractional shares shall be delivered in exchange therefor.

(b) Subject to Section 1.4(d) and (e), each Company Common Share, except for Company Common Shares owned directly by Company or Purchaser (other than Trust Account Common Shares or DPC Common Shares) and Dissenting Shares, shall be converted, at the election of the holder thereof in accordance with the procedures set forth in Article II, into the right to receive the following (the “Merger Consideration”), without interest:

(i) for each Company Common Share with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.3 (a “Cash Election”), $32.15 in cash (the “Cash Consideration”) (such shares collectively, “Cash Election Shares”); or

(ii) for each Company Common Share with respect to which an election to receive Purchaser Common Shares has been effectively made and not revoked or lost pursuant to Section 2.3 (a “Stock Election”), 4.034 (the “Exchange Ratio”) common shares (the “Stock Consideration”) of Purchaser, without par value (“Purchaser Common Shares”) (such shares collectively, “Stock Election Shares”); or

(iii) for each Company Common Share other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost pursuant to Section 2.3 (collectively, the “Non-Election Shares”), the right to receive from Purchaser such Cash Consideration or Stock Consideration as is determined in accordance with Section 1.4(e).

(c) All of the Company Common Shares converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such Company Common Share (each, a “Certificate”) and each non-certificated Company Common Share represented by book-entry (“Book-Entry Shares”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the Company Common Shares represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(m), as well as any dividends to which holders of Company Common Shares become entitled in accordance with Section 2.3(j).

(d) If, between the date of this Agreement and the Effective Time, the outstanding Purchaser Common Shares or Company Common Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(e)

(i) Notwithstanding any other provision contained in this Agreement, the total number of Company Common Shares to be converted into Stock Consideration pursuant to Section 1.4(b) (the “Stock Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of Company Common Shares outstanding immediately prior to the Effective Time by (y) 0.80 (the “Stock Proportion Number”). All of the other Company Common Shares (except for Company Common Shares owned directly by Company or Purchaser (other than Trust Account Common Shares and DPC Common Shares) and Dissenting Shares) shall be converted into Cash Consideration.

(ii) Within five business days after the Closing Date, Purchaser shall cause the Exchange Agent to effect the allocation among holders of Company Common Shares of rights to receive the Cash Consideration and the Stock Consideration as follows:

(1)	If the aggregate number of Company Common Shares with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all

Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and

(2)	If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

1.5 Stock Options.

(a) At the Effective Time, all outstanding and unexercised employee and director options to purchase Company Common Shares granted under the Company’s Stock Plans (each, a “Company Stock Option”) shall vest in full and then cease to represent an option to purchase Company Common Shares and instead each holder thereof shall be entitled to receive, in lieu of each Company Common Share that would otherwise have been issuable upon exercise thereof, an amount in cash equal to the excess, if any, of $32.15 over the exercise price of such Company Stock Option.

(b) Prior to the Effective Time, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt resolutions and take any other action necessary to effectuate the provisions of this Section 1.5.

1.6 Reserved.

1.7 Articles of Incorporation and Code of Regulations of the Surviving Company. The articles of incorporation and code of regulations of the Surviving Company shall be the articles of incorporation and code of regulations of Purchaser as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable Law.

1.8 Directors and Officers. The directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Company and shall hold office until their respective successors are duly appointed, or their earlier death, resignation or removal. In addition, Purchaser shall increase by two the number of its directors and promptly following the later of the Effective Time and Purchaser’s 2015 annual meeting of shareholders, shall appoint Howard J. Wenger and James R. Smail to Purchaser’s board of directors, with Mr. Wenger serving as a Class I director with a term expiring at Purchaser’s 2017 annual meeting of shareholders and Mr. Smail serving as a Class II director with a term expiring at Purchaser’s 2018 annual meeting of shareholders. The officers of Purchaser immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.9 The Bank Merger. As soon as practicable after the execution of this Agreement, Company and Purchaser shall cause First National Bank (the “Company Bank”) and The Farmers National Bank of Canfield (“Purchaser Bank”), respectively, will enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit “A” (the “Bank Merger Agreement”), and which provides for the merger of Company Bank with and into Purchaser Bank (the “Bank Merger”), in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the Merger. The Bank Merger Agreement provides that the directors of Purchaser Bank (“Purchaser Bank Board”) immediately prior to the Bank Merger shall be the directors of Purchaser Bank upon consummation of the Bank Merger.

1.10 Effect on Purchaser Common Shares. Each Purchaser Common Share outstanding immediately prior to the Effective Time will remain outstanding.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent. Prior to the Effective Time, Purchaser shall appoint Computershare Investor Services pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser shall (a) authorize the Exchange Agent to deliver an aggregate number of shares of Purchaser Common Shares equal to the aggregate Merger Consideration payable in Purchaser Common Shares and (b) deposit, or cause to be deposited with, the Exchange Agent, an amount in cash equal to the aggregate Cash Consideration and, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(m) (the “Exchange Fund”).

2.3 Election and Exchange Procedures.

Each holder of record of Company Common Shares (other than Company Common Shares owned directly by Company or Purchaser (other than Trust Account Common Shares or DPC Common Shares) and Dissenting Shares) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional Purchaser Common Shares (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.3 (an “Election”) (x) the number of whole Company Common Shares owned by such Holder with respect to which such Holder desires to make a Stock Election and (y) the number of whole Company Common Shares owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Purchaser shall prepare a form reasonably acceptable to the Company (the “Form of Election”) which shall be mailed to the Company’s shareholders entitled to vote at the Company Shareholders’ Meeting so as to permit the Company’s shareholders to exercise their right to make an Election prior to the Election Deadline.

(c) Purchaser shall make the Form of Election initially available at the time that the Proxy Statement is made available to the shareholders of the Company, to such shareholders, and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of the Company who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline. In no event shall the Form of Election be made available less than twenty (20) days prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates or evidence of Book-Entry Shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates or evidence of Book-Entry Shares, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates or evidence of Book-Entry Shares are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver Company Common Shares covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Purchaser, in its sole discretion. As used herein, “Election Deadline” means 5:00 p.m. on the date that is the day prior to the date of the Company Shareholders’ Meeting. The Company and Purchaser shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(e) Any Company shareholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. If Purchaser shall determine in its reasonable discretion that any Election is not properly made with respect to any Company Common Shares, such Election shall be deemed to be not in effect, and the Company Common Shares covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates or evidence of Book-Entry Shares, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Purchaser or the Company that this Agreement has been terminated in accordance with Article VIII.

(g) Purchaser, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.3, (iii) the issuance and delivery of certificates representing Purchaser Common Shares or evidence of Book-Entry Shares into which Company Common Shares are converted in the Merger and (iv) the method of payment of cash for Company Common Shares converted into the right to receive the Cash Consideration and cash in lieu of fractional Purchaser Common Shares where the holder of the applicable Certificate has no right to receive whole Purchaser Common Shares.

(h) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each Holder who theretofore has not submitted such Holder’s Certificates or evidence of Book-Entry Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or evidence of Book-Entry Shares shall pass, only upon delivery of Certificate(s) or evidence of Book-Entry Shares (or affidavits of loss in lieu of such Certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”)) and (ii) instructions for use in surrendering Certificate(s) or evidence of Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Purchaser Common Shares to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(j).

(i) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Company Common Shares will be entitled to receive promptly after the Effective Time the Merger Consideration, determined as provided in Section 1.4. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration and any cash in lieu of fractional Purchaser Common Shares to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(j) No dividends or other distributions with respect to Purchaser Common Shares shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the Purchaser Common Shares represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Shares in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate or Book-Entry Shares in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole number of Purchaser Common Shares represented by such Certificate or Book-Entry Shares and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole number of Purchaser Common Shares represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Purchaser Common Shares issuable with respect to such Certificate or Book-Entry Shares.

(k) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Company Common Shares that is not registered in the stock transfer records of Company, the Merger Consideration (including cash in lieu of fractional Purchaser Common Shares) shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Purchaser that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Purchaser) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of Company Common Shares such amounts as the Exchange Agent or Purchaser, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Purchaser, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(l) After the Effective Time, there shall be no transfers on the share transfer books of Company of the Company Common Shares that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional Purchaser Common Shares to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(m) Notwithstanding anything to the contrary contained in this Agreement, no fractional Purchaser Common Shares shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Purchaser Common Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Purchaser Common Shares based on information reported by NASDAQ Stock Market (the “Nasdaq”) (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source reasonably selected by Purchaser) for the five (5) trading days immediately preceding the Effective Time (the “Purchaser Closing Price”) by (ii) the fraction of a share (after taking into account all Company Common Shares held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Purchaser Common Shares to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(n) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the one year anniversary of the Effective Time may be paid to Purchaser. In such event, any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Purchaser with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Purchaser Common Shares deliverable in respect of each Company Common Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Common Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(o) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement and requirements of this Article II.

(p) Anything contained in this Agreement or elsewhere to the contrary notwithstanding, if any holder of Company Common Shares dissents from the Merger pursuant to, and properly follows such other procedures as may be required by, Section 1701.85 of the OGCL and is thereby entitled to appraisal rights thereunder (a “Dissenting Shareholder”), then any Company Common Shares held by such Dissenting Shareholder (“Dissenting Shares”) shall be extinguished but shall not be converted into the right to receive the Stock Consideration or the Cash Consideration. Instead, such Dissenting Shares shall be entitled only to such rights (and shall have such obligations) as are provided in Section 1701.85 of the OGCL. Company shall give Purchaser prompt notice upon receipt by Company of any such demands for payment of the fair value of such shares of Company Common Stock, any withdrawals of such notice and any other instruments provided pursuant to applicable law. Notwithstanding the above, in the event that a Dissenting Shareholder subsequently withdraws a demand for payment, fails to comply fully with the requirements of the OGCL, or otherwise fails to establish the right of such shareholder to be paid the value of such holder’s shares under the OGCL, such Dissenting Shares shall be deemed to be converted into the right to receive the Cash Consideration and/or the Stock Consideration, as determined by Purchaser in its sole discretion. Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the OGCL. Company shall give Purchaser the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as Previously Disclosed, Company hereby represents and warrants to Purchaser as follows:

3.1 Corporate Organization.

(a) Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company,. Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956 (“BHC Act”).

(b) True, complete and correct copies of the Articles of Incorporation of Company, as amended (the “Company Articles”), and the Code of Regulations of Company, as amended (the “Company Code”), as in effect as of the date of this Agreement, have been made available to Purchaser prior to the date hereof.

(c) Company has Previously Disclosed a list of all its Subsidiaries. Each Subsidiary of Company (i) is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. As used in this Agreement, the term “Subsidiary,” when used with respect to either party, shall mean a corporation, association or other business entity of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof. The deposit accounts of each of Company’s Subsidiaries that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The articles of incorporation, code of regulations and similar governing documents of each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of Company, copies of which have been made available to Purchaser, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement. The Company has also Previously Disclosed a list of all Persons with respect to which Company or its Subsidiaries own 5% or more of any class of capital stock or other equity interest, other than equity interests held in a fiduciary capacity, which list shall set forth the amount and form of ownership of the Company or its applicable Subsidiary in each such Affiliate.

3.2 Capitalization.

(a) The authorized capital stock of Company consists of 6,000,000 Company Common Shares, of which, as of January 26, 2015 (the “Company Capitalization Date”), 2,230,494 shares were issued and outstanding (the “Capitalization Date Outstanding Share Count”). As of the Company Capitalization Date, no shares of Company Common Stock were reserved for issuance except for (i) 145,671 Company Common Shares reserved for issuance in connection with outstanding Company Stock Options, and (ii) 49,651 Company Common Shares

reserved for issuance pursuant to future awards under the Company Stock Plans. All of the issued and outstanding Company Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote (“Voting Debt”) are issued or outstanding. As of the date of this Agreement, except under the Company Stock Plans in the amount set forth above, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of, any amount based on, any Company Common Shares or Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any Company Common Shares or Voting Debt or other equity securities of Company (“Equity Rights”). As of the Company Capitalization Date, there are no contractual obligations of Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries or (ii) to register Company Common Shares or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Section 3.2(a)(i) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Options outstanding as of the Company Capitalization Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such award, (iii) the grant date of each such award, (iv) the vesting schedule of each such award, (v) the exercise price for each such award, (vi) the expiration date of each such award, (vii) whether any award is intended to qualify as an “incentive stock option” under Section 422 of the Code and (viii) the Company Stock Plan under which each such award was granted. Other than the Voting Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any Company Common Shares or Voting Debt, other equity securities of Company or Equity Rights.

(b) Other than awards under the Company Stock Plans that are outstanding as of the Company Capitalization Date and that are set forth in Section 3.2(a) of the Company Disclosure Schedule, no other equity-based awards are outstanding. Since the Company Capitalization Date through the date hereof, Company has not (i) issued or repurchased any Company Common Shares or Voting Debt or other equity securities of Company or Equity Rights or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on or related to the value of Company capital stock or any other equity-based awards. Company has not issued any Company Stock Options under any Company Stock Plan or otherwise with an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP. With respect to each grant of a Company Stock Option, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all other applicable Laws; and (ii) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Company. Since December 31, 2013, except as specifically permitted or required by this Agreement, neither Company nor any of its Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (B) with respect to executive officers of Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code) or (C) adopted or amended any material Company Benefit Plan.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Company has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly adopted and approved by the Board of Directors of Company by at least a two-thirds vote. The Board of Directors of Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Company’s shareholders for approval at a duly held Company Shareholders’ Meeting and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of at least two-thirds of all the votes entitled to be cast by holders of Company Common Shares, no other corporate proceedings on the part of Company are necessary to approve this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser) constitutes the valid and binding obligations of Company, enforceable against Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement by Company, nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Code or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any Law, judgment, order, injunction or decree applicable to Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.

3.4 Consents and Approvals. Except for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from, the Securities and Exchange Commission (the “SEC”), state securities authorities, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the United States Office of the Comptroller of the Currency (the “OCC”), any foreign, federal or state banking, other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each of the bodies set forth in clauses (i) and (ii), a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing with the SEC of a joint proxy statement in definitive form relating to the Shareholders’ Meetings (the “Proxy Statement”) and of a registration statement on Form S-4 (or such other applicable form) (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Certificate of Merger with the Ohio Secretary of State, and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Purchaser Common Shares pursuant to this Agreement and approval of listing of such Purchaser Common Shares on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by the Merger or the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Company of this Agreement.

3.5 Reports.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, Company and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2010 with (i) the Federal Reserve, (ii) the FDIC, (iii) the State of Ohio Department of Commerce, Division of Financial Institutions, (iv) any state banking or other state regulatory authority, (v) the SEC, (vi) any foreign regulatory authority and (vii) any applicable industry SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2010, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and the Company and its Subsidiaries have paid all fees and assessments due and payable in connection therewith.

(b) From January 1, 2011 through March 29, 2013 (the date of termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and suspension of duty to file reports under Sections 13 and 15(d) of the Exchange Act), Company filed all reports and proxy materials required to be filed by it with the SEC pursuant to the Exchange Act. None of such documents, when filed or as amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither the Company nor any of its Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

3.6 Financial Statements.

(a) Company has furnished to Purchaser the (i) audited consolidated financial statements of Company, consisting of consolidated balance sheets as of December 31, 2011, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2011, 2012 and 2013, including the related notes and the reports thereon of Crowe Horwath LLP, and (ii) certain unaudited financial statements of Company as of December 31, 2014 consisting of the balance sheet and the related statements of operations for the 12-month period then ended (collectively, all of such audited and unaudited consolidated financial statements are referred to as the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (“GAAP”) during the periods involved (except as may be indicated in the notes thereto and for normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition, earnings and cash flows of Company for the periods then ended. As of the date hereof, the books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Crowe Horwath LLP has not resigned (or informed Company that indicated it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Company nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on Financial Statements or disclosed in a footnote thereto, (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2014, (iii) liabilities which are not material individually or in the aggregate, or (iv) in connection with this Agreement and the transactions contemplated hereby.

3.7 Broker’s Fees. Neither Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Boenning & Scattergood, Inc. pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to Purchaser.

3.8 Absence of Changes. Since December 31, 2014, (i) Company and its Subsidiaries have not undertaken any of the actions prohibited by Section 5.2 had such Section been in effect at all times since such date, (ii) Company and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice, and (ii) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to any party, a material adverse effect on (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (E) the public disclosure of this Agreement and compliance with this Agreement, (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (G) actions or omissions taken with the prior written consent of the other party to this Agreement except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.9 Compliance with Applicable Law.

(a) Company and each of its Subsidiaries hold, and since December 31, 2010 have at all times held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, and, to the Knowledge of Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing. Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and any other Law relating to discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and when and if applicable the Sarbanes Oxley Act, and all Laws relating to broker dealers, investment advisors and insurance brokers, and (ii) any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information, and neither the Company nor any of its Subsidiaries has received since December 31, 2010 written notice of any, and to Company’s Knowledge there are no, material defaults or material violations of any applicable Law. For purposes of this Agreement, “Law” shall mean any federal, state or local law, statute, ordinance, rule, regulation, order, or undertaking to or agreement with any Governmental Entity.

(b) Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law, except where the failure to so administer such accounts has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company. None of Company, any of its Subsidiaries, or any director, officer or employee of Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that has had and would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, and, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.10 State Takeover Laws. The Board of Directors of Company has approved this Agreement and the transactions contemplated hereby by at least a two-thirds vote and as required to render inapplicable to such agreement and such transactions any applicable provisions of any takeover Laws under the OGCL, including any “moratorium,” “control share,” “takeo-ver,” “affiliated transaction,” “interested stockholder” or similar provisions under the OGCL or the Company Articles (collectively, the “Takeover Laws”). No “fair price” Law is applicable to this Agreement and the transactions contemplated hereby.

3.11 Company Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which Company or any Subsidiary or any of their respective ERISA Affiliates (as hereinafter defined) is a party, currently maintains, contributes to or sponsors for the benefit of any current or former employee, officer, director or independent contractor of Company or any Subsidiary or any of their respective ERISA Affiliates or for which the Company or any Subsidiary could otherwise have any current or future material liability or material obligations (all such plans, programs, arrangements, contracts or agreements, whether or not listed in Section 3.11(a) of the Company Disclosure Schedule, collectively, the “Company Benefit Plans”).

(b) The Company has made available to Purchaser true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to any Company Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a Company Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Company Benefit Plan, (v) the most recent summary plan description, if any, for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all modifications thereto, (vi) all material correspondence with the Department of Labor or the IRS and (vii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Purchaser, there are no amendments to any Company Benefit Plans that have been adopted or approved nor has Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. During the six years preceding the date of this Agreement, neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and to the Company’s Knowledge no plan defect exists that would qualify for correction under any such program.

(d) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” as defined in Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) and any award thereunder, in each case that is subject to Section 409A of the Code, has since (i) January 1, 2005, been maintained and operated in good faith compliance with Section 409A of the Code and IRS Notice 2005-1, (ii) October 3, 2004, not been “materially modified” (within the meaning of Notice 2005-1) and (iii) December 31, 2008, been in documentary and operational compliance with a reasonable interpretation of Section 409A of the Code. No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

(e) Section 3.11(e) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust has not been revoked (nor has revocation been threatened), and to the Company’s Knowledge no circumstances or events have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any Plan is intended to meet the requirements of Code Section 501(c)(9).

(f) None of Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); and none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from such Multiemployer Plan or Multiple Employer Plan.

(g) Neither Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. Company and each of its Subsidiaries have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or medical or life insurance coverage, and no representations or commitments, whether or not written, have been made that would limit Company’s or such Subsidiary’s right to amend, terminate or modify any such benefits.

(h) All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(j) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability (as hereinafter defined) that would be a material liability of Company, its Subsidiaries or any of their ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(k) None of Company and its Subsidiaries nor any of their respective ERISA Affiliates nor any Person now or previously employed by Company, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, Company, any of its Subsidiaries, any of their respective ERISA Affiliates or any Person that Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) There are no pending or, to Company’s Knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Company’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party.

(m) Each individual who renders services to Company or any of its Subsidiaries who is classified by Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized.

(n) No deduction of any amount payable pursuant to the terms of any Company Benefit Plan (other than Previously Disclosed incentive stock options granted pursuant to Section 422 of the Code) has been disallowed or is subject to disallowance under Section 162(m) of the Code.

(o) Definitions.

(i) “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign Laws.

(ii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

3.12 Approvals. As of the date of this Agreement, to Company’s Knowledge, there is no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13 Opinion. The Board of Directors of Company has received the opinion of Boenning & Scattergood, Inc., to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Shares.

3.14 Loan Put-Backs. Company has Previously Disclosed to Purchaser all claims for repurchases by Company or any of its Subsidiaries of home mortgage loans that were sold to third parties by Company or its Subsidiaries during the past five years that are outstanding or currently threatened in writing, and Company has no reason to believe that it may be required to repurchase any material dollar volume of home mortgage loans sold to third parties by the Company or its Subsidiaries. None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

3.15 Legal Proceedings.

(a) There is no suit, action, investigation, claim, proceeding or review pending, or to Company’s Knowledge, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) (i) that involves a Governmental Entity, or (ii) that, individually or in the aggregate, is (A) material to it and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its Subsidiaries’ businesses or, after the Effective Time, the business of Purchaser, Surviving Company or any of their affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company, any of its Subsidiaries or the assets of it or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates) that is or could reasonably be expected to be material to the Company or any of its Subsidiaries.

(b) Since December 31, 2010, (i) there have been no subpoenas, written demands, or document requests received by Company, any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries from any Governmental Entity, except such as are received by Company or any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or as are not, individually or in the aggregate, material to Company and its Subsidiaries taken as a whole, and (ii) no Governmental Entity has requested that Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request. Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2010, a recipient of any supervisory letter from, or since December 31, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Company Disclosure Schedule, a “Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing since December 31, 2010 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement.

3.16 Material Contracts.

(a) Except as Previously Disclosed, neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not Previously Disclosed, a “Material Contract”): (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (iii) any Contract relating to the borrowing of money by Company or any of its Subsidiaries or the guarantee by Company or any of its Subsidiaries of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds and Federal Home Loan Bank advances of depository institution Subsidiaries and ordinary course trade payables not past due) in excess of $100,000, (iv) any Contract that contains any non-competition or non-solicitation arrangements or other arrangements or obligations that purport to limit or restrict in any respect the ability of the Company or its affiliates (including, following consummation of the transactions contemplated hereby, Purchaser or any of its affiliates) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its affiliates (including, following consummation of the transactions contemplated hereby, Purchaser or any of its affiliates) is or could be conducted, (v) any Contract not terminable by Company, without penalty or other incremental expense in excess of $25,000, with less than 90 days’ notice relating to the purchase or sale of any goods or services by Company or any of its Subsidiaries (other than Contracts entered into in the ordinary course of business consistent with past practice and involving payments under any individual Contract not in excess of $25,000 or involving Loans, borrowings or guarantees originated or purchased by Company or any of its Subsidiaries in the ordinary course of business consistent with past practice), (vi) any Contract not terminable by Company without penalty or other incremental expense in excess of $25,000, with less than 90 days’ notice which obligates Company or any of its affiliates (or, following the consummation of the Merger, Purchaser or any of its affiliates) to conduct business with any third party on an exclusive or preferential basis, (vii) any Contract not terminable by Company without penalty or other incremental expense in excess of $25,000, with less than 90 days’ notice which requires referrals of business or requires Company or any of its Subsidiaries to make available investment opportunities to any Person on a priority or exclusive basis, (viii) any Contract not terminable by Company without penalty or other incremental expense in excess of $25,000, with less than 90 days’ notice which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Company or any of its Subsidiaries, (ix) any Contract which limits the payment of dividends by Company or any of its Subsidiaries, (x) any Contract pursuant to which Company or any of its Subsidiaries has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (xi) any Contract pursuant to which Company or any of its Subsidiaries has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (xii) any Contract which relates to any material Intellectual Property of or used by Company or any of its Subsidiaries, (xiii) any Contract between Company or any of its Subsidiaries, on the one hand, and (a) any officer or director of Company or any of its Subsidiaries, or (b) to the Knowledge of Company, any affiliate or family member of any such officer or director or (c) any other affiliate of Company, on the other hand, except those of a type available to employees of Company generally, or (xiv) any Contract that provides for payments to be made by Company or any of its Subsidiaries upon a change in control thereof or a termination of such Contract in excess of $50,000. For purposes of this Agreement, “Person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization, or Governmental Entity.

(b) Each Material Contract is a valid and legally binding agreement of Company or one of its Subsidiaries, as applicable, and, to Company’s Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect. Company and each of its Subsidiaries has duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract, neither Company nor any of its Subsidiaries, and, to Company’s Knowledge, any counterparty or counterparties, is in breach or violation of any provision of any

Material Contract, and no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Company has provided true and complete copies of each Material Contract to Purchaser prior to the date hereof.

3.17 Environmental Matters. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Subsidiaries, and to the Knowledge of Company, (i) Company and its Subsidiaries have complied with all applicable Laws relating to: (a) the protection or restoration of the environment, health, safety or natural resources; (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; and (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any hazardous substance (“Environmental Laws”); (ii) there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any Person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries relating to any Environmental Law and there is no reasonable basis for any such proceeding, claim, action or investigation; (iii) there are no agreements, orders, judgments, indemnities or decrees by or with Company or its Subsidiaries, and any Person, court, regulatory agency or other Governmental Entity, that could impose any liabilities or obligations under or in respect of any Environmental Law; (iv) there are, and have been, no hazardous substances or other environmental conditions at any property under circumstances which could reasonably be expected to result in liability to or claims against Company or its Subsidiaries relating to any Environmental Law; and (v) there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities to Company and its Subsidiaries under any Environmental Law.

3.18 Taxes. Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have timely paid all material Taxes (as defined below) that are required to have been paid or that Company or any of its Subsidiaries are obligated to have withheld from amounts owing to any employee, creditor or third party and to have paid, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Company or its Subsidiaries. None of the material Tax Returns pertaining to Company or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes is pending or threatened. No material deficiencies have been asserted or assessments made against Company or any of its Subsidiaries that has not been paid or resolved in full. No claim has been made against Company or any of its Subsidiaries by any Tax authority in a jurisdiction where Company or such Subsidiary does not file Tax Returns that Company or such Subsidiary is or may be subject to taxation by that jurisdiction. No liens for Taxes exist with respect to any of the assets of Company or any of its Subsidiaries, except for liens for Taxes not yet due and payable. Neither Company nor any of its Subsidiaries has entered into, or obtained, as applicable, any material closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. None of the Company or any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of the Company and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Company nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group of which Company was the common parent, (B) has any liability for a material amount of Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current contractual obligation to indemnify any other Person with respect to Taxes (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). Neither Company nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or like assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes.

3.19 Reorganization. Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20 Intellectual Property. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Subsidiaries:

(a) Each of Company and its Subsidiaries, to the best of its Knowledge (A) owns (beneficially, and of record where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (B) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To the Knowledge of Company, the Owned Intellectual Property is subsisting, valid and enforceable. To the Knowledge of Company, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Company and each of its Subsidiaries as presently conducted. To the best of its Knowledge, each of Company and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b) To Company’s Knowledge, the operation of Company and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and since December 31, 2010, no Person has asserted in writing that Company or any of its Subsidiaries has materially infringed, diluted, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Company’s Knowledge, no third Person has infringed, diluted, misappropriated or otherwise violated any of Company’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

(c) Company and each of its Subsidiaries has taken reasonable measures to protect (A) their rights in their respective Owned Intellectual Property and (B) the confidentiality of all Trade Secrets that are owned, used or held by Company or any of its Subsidiaries, and to Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Company’s Knowledge, no Person has gained unauthorized access to Company’s or its Subsidiaries’ IT Assets.

(d) Company’s and each of its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Company and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Company’s Knowledge,

Company and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Company’s Knowledge, Company and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

(e) For purposes of this Agreement,

(i) “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (iii) confidential proprietary business information, trade secrets and knowhow, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (iv) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property rights.

(ii) “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

(iii) “Licensed Intellectual Property” means the Intellectual Property owned by third Persons that is used in or necessary for the operation of the respective businesses of Company or Purchaser, as the case may be, and each of its respective Subsidiaries as presently conducted.

(iv) “Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Company or Purchaser, as the case may be, or any of its respective Subsidiaries.

3.21 Properties. Company or one of its Subsidiaries (a) has good and, as to real property, marketable title to all the material properties and assets reflected in either the latest audited balance sheet or latest interim balance sheet included in the Financial Statements as being owned by Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due or which are contested in good faith and for which adequate reserves have been taken, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in either the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Company, the lessor. There are no pending or, to the Knowledge of Company, threatened (in writing) condemnation proceedings against the Real Property.

3.22 Insurance. Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice. Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.23 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) reasonably intended to ensure that material information relating to Company and its Subsidiaries is made known to its management by others within those entities.

(b) Company’s management completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the years ended December 31, 2012 and 2013, and such assessments concluded that such controls were effective. Company has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors, and has described in Section 3.23(b) of the Company Disclosure Schedule: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c) Since December 31, 2010 (A) neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its Board of Directors or any committee thereof or to any of its directors or officers.

3.24 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Company or for the account of a customer of the Company Bank, were entered into in the ordinary course of business and in all material respects in accordance with applicable rules, regulations and policies of the applicable regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Company or Company Bank enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Company and Company Bank have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.25 Labor. (i) Neither Company nor any of its Subsidiaries is or since December 31, 2010, has been a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”); (ii) no employee is represented by a labor organization for purposes of collective bargaining with respect to Company or any of its Subsidiaries; (iii) to the Knowledge of Company, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of Company or any of its Subsidiaries; (iv) no Collective Bargaining Agreement is being negotiated by Company or any of its Subsidiaries; (v) as of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Company or any of its Subsidiaries pending or, to the Knowledge of Company, threatened, that may interfere in any material respect with the respective business activities of Company or any of its Subsidiaries; (vi) to the Knowledge of the Company, there is no pending charge or complaint against Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity and (vii) Company and its Subsidiaries have complied with all Laws regarding employment and employment practices, terms and conditions of employment and wages and hours and other Laws in respect of any reduction in force, including notice, information and consultation requirements.

3.26 Loans; Loan Matters.

(a) As of December 31, 2014, neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), (x) the unpaid principal balance of which exceeds $50,000, and under the terms of which the obligor was 90 days or more delinquent in payment of principal or interest or (y) to the Knowledge of Company, the unpaid principal balance of which exceeds $50,000 and which the obligor is in material default of any other provision under such Loan (for purposes of this clause (y), the failure of a borrower to deliver financial and other data on a timely basis to Company as required by the relevant loan agreement shall not be deemed a material default), or (ii) Loan with any director, executive officer or five percent or greater shareholder of the Company or any of its Subsidiaries, or to the Knowledge of Company, any Person controlling, controlled by or under common control with any of the foregoing. Section 3.26(a) of the Company Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $50,000 of Company or any of its Subsidiaries that as of December 31, 2014, were classified (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of such date and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company and its Subsidiaries that as of December 31, 2014, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of the Company that as of December 31, 2014, was classified as “Other Real Estate Owned” and the book value thereof as of such date.

(b) Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are, in all material respects, true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Company’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by Company or its Subsidiaries and are complete and correct in all material respects. Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with the requirements under all applicable Laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as Previously Disclosed, Purchaser hereby represents and warrants to Company as follows:

4.1 Corporate Organization. Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Ohio. Purchaser has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is and will be duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Purchaser is duly registered as a bank holding company under the BHC Act.

4.2 Capitalization. The authorized capital stock of Purchaser consists of 35,000,000 Purchaser Common Shares of Purchaser Common Stock, of which, as of December 31, 2014 (the “Purchaser Capitalization Date”), 18,408,612 were issued and outstanding. As of the Purchaser Capitalization Date, no Purchaser Common Shares were authorized for issuance upon exercise of options issued pursuant to employee and director stock plans of Purchaser or a Subsidiary of Purchaser in effect as of the date of this Agreement (the “Purchaser Stock Plans”). All of the issued and outstanding Purchaser Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Purchaser is issued or outstanding. As of the Purchaser Capitalization Date, except pursuant to this Agreement and the Purchaser Stock Plans, Purchaser does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any Purchaser Common Shares, Voting Debt of Purchaser or any other equity securities of Purchaser or any securities representing the right to purchase or otherwise receive any Purchaser Common Shares or Voting Debt of Purchaser or other equity securities of Purchaser. The Purchaser Common Shares to be issued pursuant to the Merger have been reserved for issuance, and when issued, will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3 Authority; No Violation.

(a) Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously adopted and approved by the Board of Directors of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by the Purchaser with any of the terms or provisions of this Agreement, will (i) violate any provision of the articles of incorporation or code of regulations of Purchaser, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any other Law, judgment, order, injunction or decree applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser.

4.4 Consents and Approvals. Except for (i) the Regulatory Approvals, (ii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (iii) the filing of the Certificate of Merger with the Ohio Secretary of State, (iv) the approval of two-thirds of the outstanding Purchaser Common Shares, and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Purchaser Common Shares pursuant to this Agreement and approval of listing of such Purchaser Common Shares on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement or with the consummation by Purchaser of the Merger or by Purchaser Bank of the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement.

4.5 Reports.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, Purchaser and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2010 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2010, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and have paid all fees and assessments due and payable in connection therewith.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Purchaser pursuant to the Securities Act or the Exchange Act since December 31, 2010 and prior to the date of this Agreement (the “Purchaser SEC Reports”) is publicly available. All Purchaser SEC Reports, at the time of filing, complied in all material respects with SEC rules and regulations and included all exhibits required to be filed under the applicable rules of the SEC. None of such documents, when filed or as amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Purchaser’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

4.6 Financial Statements.

(a) The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser SEC Reports (including the related notes, where applicable) have been prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto and for normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition, earnings and cash flows of Purchaser for the periods then ended. As of the date hereof, the books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Crowe Horwath LLP has not resigned (or informed Purchaser that indicated it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Purchaser nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Purchaser included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since September 30, 2014 or (iii) in connection with this Agreement and the transactions contemplated hereby.

4.7 Broker’s Fees. Neither Purchaser nor any of its Subsidiaries nor any of their respective officers or directors have employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than to Sterne, Agee and Leach, Inc.

4.8 Compliance with Applicable Law. Purchaser and each of its Subsidiaries hold, and have at all times since December 31, 2010 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser and, to the Purchaser’s Knowledge, no suspension or cancellation of any such necessary license, franchise, permit or authorization has, prior to the date hereof, been threatened in writing. Purchaser and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, any applicable Law relating to Purchaser or any of its Subsidiaries.

4.9 Legal Proceedings. (a) Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, none of Purchaser or any of its Subsidiaries is a party to any, and there are no pending or, to Purchaser’s Knowledge, threatened, material legal, administrative, arbitral or other material suits, actions, investigations, claims, proceedings or reviews of any nature against Purchaser or any of its Subsidiaries.

(b) There is no injunction, order, award, judgment, settlement, decree or regulatory restriction (other than those of general application that apply to similarly situated banks or their Subsidiaries) imposed upon Purchaser or any of its Subsidiaries that is or could reasonably be expected to be material to Purchaser or any of its Subsidiaries.

(c) There is no suit, action, investigation, claim, proceeding or review pending, or to Purchaser’s Knowledge, threatened against or affecting it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) that, individually or in the aggregate, is reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

4.10 Absence of Changes. Since December 31, 2014, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.

4.11 Approvals. As of the date of this Agreement, Purchaser knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.12 Taxes. Purchaser and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by them and all such filed Tax Returns are complete and accurate in all material respects; and

(ii) have timely paid all material Taxes (as defined below) that are required to have been paid or that Purchaser or any of its Subsidiaries are obligated to have withheld from amounts owing to any employee, creditor or third party and to have paid, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Purchaser or its Subsidiaries. None of the material Tax Returns pertaining to Purchaser or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Purchaser nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes is pending or threatened. No material deficiencies have been asserted or assessments made against Purchaser or any of its Subsidiaries that has not been paid or resolved in full. No claim has been made against Purchaser or any of its Subsidiaries by any Tax authority in a jurisdiction where Purchaser or such Subsidiary does not file Tax Returns that Purchaser or such Subsidiary is or may be subject to taxation by that jurisdiction. No liens for Taxes exist with respect to any of the assets of Purchaser or any of its Subsidiaries, except for liens for Taxes not yet due and payable. Neither Purchaser nor any of its Subsidiaries has entered into, or obtained, as applicable, any material closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. Each of the Purchaser and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Purchaser nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group of which Purchaser was the common parent, (B) has any liability for a material amount of Taxes of any Person (other than the Purchaser or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current contractual obligation to indemnify any other Person with respect to Taxes (other than such an agreement or arrangement exclusively between or among the Purchaser and its Subsidiaries). Neither Purchaser nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). Neither Purchaser nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither Purchaser nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business).

4.13 Reorganization. Purchaser has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14 Intellectual Property. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Purchaser and its Subsidiaries:

(a) Each of Purchaser and its Subsidiaries, to the best of its Knowledge (A) owns (beneficially, and of record where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (B) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To the Purchaser’s Knowledge, the Owned Intellectual Property is subsisting, valid and enforceable. To the Purchaser’s Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Purchaser and each of its Subsidiaries as presently conducted. To the Purchaser’s Knowledge, each of Purchaser and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b) To Purchaser’s Knowledge, the operation of Purchaser and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual

Property rights of any third Person, and since December 31, 2010, no Person has asserted in writing that Purchaser or any of its Subsidiaries has materially infringed, diluted, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Purchaser’s Knowledge, no third Person has infringed, diluted, misappropriated or otherwise violated any of Purchaser’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

(c) Purchaser and each of its Subsidiaries has taken reasonable measures to protect (A) their rights in their respective Owned Intellectual Property and (B) the confidentiality of all Trade Secrets that are owned, used or held by Purchaser or any of its Subsidiaries, and to Purchaser’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Purchaser’s Knowledge, no Person has gained unauthorized access to Purchaser’s or its Subsidiaries’ IT Assets.

(d) Purchaser’s and each of its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Purchaser and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Purchaser’s Knowledge, Purchaser and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Purchaser’s Knowledge, Purchaser and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

4.15 Properties. Purchaser or one of its Subsidiaries (a) has good and, as to real property, marketable title to all the material properties and assets reflected in either the latest audited balance sheet or latest interim balance sheet included in the Financial Statements as being owned by Purchaser or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due or which are being contested in good faith for which adequate reserves have been taken, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in either the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Purchaser’s Knowledge, the lessor. There are no pending or, to the Purchaser’s Knowledge, threatened (in writing) condemnation proceedings against the Real Property.

4.16 Insurance. Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Purchaser reasonably has determined to be prudent and consistent with industry practice. Purchaser and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Purchaser and its Subsidiaries, Purchaser or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.17 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Purchaser and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Purchaser and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to allow it to make certifications that would be required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, if applicable.

(b) Purchaser’s management completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the years ended December 31, 2012 and 2013, and such assessments concluded that such controls were effective. Purchaser has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors, and has described in Section 4.17(b) of the Purchaser Disclosure Schedule: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c) Since December 31, 2010 (A) neither Purchaser nor any of its Subsidiaries nor, to Purchaser’s Knowledge, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its Board of Directors or any committee thereof or to any of its directors or officers.

4.18 Ownership of Company Common Shares. As of the date hereof, neither Purchaser nor any of its affiliates, (i) beneficially owns, directly or indirectly, any Company Common Shares, (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Company Common Shares, (iii) is not now, nor at any time within the last three years has been, an “interested shareholder”, as such term is defined in Section 1704.01 of the OGCL, or (iv) is a “Related Person”, as such term is defined in Article SEVENTH of the Company Articles.

4.19 Available Funds. Purchase has cash and, immediately prior to the Effective Time, will have cash, sufficient to pay or cause to be deposited into the Exchange Fund the aggregate amount of cash as required pursuant to Section 2.2.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, (i) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (ii) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Purchaser to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2 Company Forbearances. Except as otherwise specifically permitted or required by this Agreement, during the period from the date of this Agreement to the Effective Time, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

(a) (i) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional common shares or other equity interest, Voting Debt or Equity Rights, or (ii) grant, award or issue any Company Stock Options, restricted units, stock appreciation rights, restricted stock, awards based on the value of the Company’s capital stock or other equity-based award with respect to shares of the Company Common Stock under any of the Company Benefit Plans or Company Stock Plans or otherwise, except in the case of clause (i) only, for issuances of Company Common Stock with respect the exercise of Company Stock Options outstanding as of the Company Capitalization Date in accordance with their existing terms.

(b) (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than regular quarterly dividends not exceeding $.10 per share on the Company’s Common Stock and dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than repurchases of common shares in the ordinary course of business consistent with past practice to satisfy obligations under the Company Benefit Plans).

(c) Amend the terms of, waive any rights under, terminate, knowingly violate the terms of, or enter into, (i) any contract or other binding obligation other than in the ordinary course of business consistent with past practice or (ii) any contract or other binding obligation of the sort specified in Section 3.16(a)(iv), (vi), (vii), (viii), (ix), (x), (xiii) or (xiv).

(d) Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(e) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(f) Amend the Company Articles or the Company Regulations, or similar governing documents of any of its Significant Subsidiaries.

(g) Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements or any Regulatory Agency responsible for regulating the Company.

(h) Except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof (i) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company or its Subsidiaries (collectively, “Employees”), other than increases in base salary to Employees in the ordinary course consistent with past practice, which shall not exceed 1.5% in the aggregate or 3% for any individual to Employees (in each case, on an annualized basis), (ii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) become a party to, establish, amend, alter prior interpretations of, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired Employee), (iv) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation, (v) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vi) change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, or (vii) hire or terminate without cause the employment of any Employee who has (in the case of Employees to be terminated) or would have (in the case of Employees to be hired) target total compensation (base salary, target cash incentive and target equity) of $75,000 or more.

(i) Take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable Law imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

(j) Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

(k) Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by Law or requested by a Regulatory Agency.

(l) Other than in consultation with Purchaser, make any material change to (i) its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or (ii) the manner in which the portfolio is classified or reported, except as required by Law or requested by a Regulatory Agency.

(m) Settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $25,000 individually (or $50,000 in the aggregate for all such actions, suits, claims) and that would not (i) impose any restriction on the business of it or its Subsidiaries or (ii) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries.

(n) Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.

(o) Make or incur any capital expenditure of in excess of $25,000 individually or $75,000 in the aggregate, except for Previously Disclosed binding commitments existing on the date hereof.

(p) Issue any communication of a general nature to its employees or customers without the prior approval of Purchaser (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions contemplated hereby.

(q) Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), enter into any structured transaction outside of its regular course of business, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.

(r) Except (i) for Loans or legally binding commitments for Loans that have previously been approved by the Company prior to the date of this Agreement, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan, or amend or modify in any material respect any existing Loan, that would result in total credit exposure to the applicable borrower (and its affiliates) in excess of $750,000, (ii) with respect to amendments or modifications that have previously been approved by the Company prior to the date of this Agreement, amend or modify in any material respect any existing Loan rated “special mention” or below by the Company with total credit exposure in excess of $750,000 or (iii) with respect to any such actions that have previously been approved by the Company prior to the date of this Agreement, modify or amend any Loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by the Company, in each case in excess of $750,000.

(s) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.2.

5.3 Purchaser Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company (which shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Purchaser shall not, and shall not permit any of its Subsidiaries to:

(a) Take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable Law imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

(b) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

(c) Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), enter into any structured transaction outside of its regular course of business, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Purchaser shall promptly prepare and file with the SEC, and Company shall cooperate in the preparation of, the Form S-4, in which the Proxy Statement will be included as a prospectus. Purchaser shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company and Purchaser shall thereafter mail or deliver the Proxy Statement to their respective shareholders. Purchaser shall also use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Shares as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Company and Purchaser shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws, all the information relating to Company or Purchaser, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything contained herein to the contrary, in no event shall the foregoing or any other provision of this Agreement require Purchaser to take or commit to take any actions in connection with obtaining such consents, approvals and authorizations, or agree to or suffer any condition or restriction on Purchaser, Company or the Surviving Corporation in connection therewith, that would or could reasonably be expected to have a material adverse effect (measured on a scale relative to Company) on Purchaser or Company.

(c) Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact required to be stated therein or necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement.

(d) Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws, Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, Company shall, and shall cause its Subsidiaries to, make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws or federal or state banking or insurance Laws (other than reports or documents that Company is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request, including periodic updates of the information provided in Section 3.26. Upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Agreement. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality agreement entered into between the parties as of September 3, 2014 (the “Confidentiality Agreement”).

(c) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3 Shareholder Approval.

(a) The Board of Directors of Company has resolved to recommend to Company’s shareholders that they approve this Agreement and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Company will take, in accordance with applicable Law and the Company Articles and Company Code, all action necessary to convene a meeting of its shareholders (“Company Shareholders’ Meeting”), as promptly as practicable after Purchaser has obtained the SEC’s declaration of effectiveness of the Form S-4, to consider and vote upon approval of this Agreement. Company agrees that its obligations pursuant to this Section 6.3(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Acquisition Proposal or Change in the Company Recommendation. Subject to the provisions of Section 6.7, Company shall, through its Board of Directors, recommend to its shareholders the approval and adoption of this Agreement (the “Company Recommendation”), and shall use its best efforts to obtain from its shareholders the requisite affirmative vote approving this Agreement (the “Company Shareholder Approval”).

Notwithstanding any Change in the Company Recommendation, this Agreement shall be submitted to the shareholders of Company at the Shareholders’ Meeting for the purpose of obtaining the Company Shareholder Approval and nothing contained herein shall be deemed to relieve Company of such obligation so long as Purchaser has obtained the SEC’s declaration of effectiveness of the Form S-4; provided, however, that if the Board of Directors of Company shall have effected a Change in the Company Recommendation permitted hereunder, then the Board of Directors of Company shall submit this Agreement to Company’s shareholders without the recommendation of the Agreement (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Company may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law; provided that, for the avoidance of doubt, Company may not take any action under this sentence unless it has complied with the provisions of Section 6.7. In addition to the foregoing, neither Company nor its Board of Directors of Company shall recommend to its shareholders or submit to the vote of its shareholders any Acquisition Proposal other than the Merger. Except as set forth in Section 6.7, neither the Board of Directors of Company nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Purchaser, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation (any of the foregoing being a “Change in the Company Recommendation”).

(b) The Board of Directors of Purchaser has resolved to recommend to Purchaser’s shareholders that they approve this Agreement and the transactions contemplated thereby and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Purchaser will take, in accordance with applicable Law and the Purchaser’s Articles of Incorporation and Purchaser’s Code of Regulations, all action necessary to convene a meeting of its shareholders (“Purchaser Shareholders’ Meeting and, collectively, with Company Shareholders’ Meeting, the “Shareholders’ Meetings”), as promptly as practicable after Purchaser has obtained the SEC’s declaration of effectiveness of the Form S-4, to consider and vote upon approval of this Agreement. Purchaser shall use its commercially reasonable efforts to obtain from its shareholders the requisite affirmative vote approving this Agreement and the transactions contemplated hereby.

6.4 Nasdaq Listing; Reservation of Purchaser Common Shares.

(a) Purchaser shall cause the shares of Purchaser Common Shares to be issued in the Merger to have been authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b) Purchaser agrees at all times from the date of this Agreement to reserve a sufficient number of Purchaser Common Shares to fulfill its obligations under this Agreement, including payment of the Merger Consideration.

6.5 Employee Matters.

(a) As soon as administratively practicable after the Effective Time, Purchaser shall take all reasonable action so that employees of Company and its Subsidiaries shall be entitled to participate in each Purchaser Benefit Plan of general applicability with the exception of any plan frozen to new participants (collectively, the “Purchaser Eligible Plans”) to the same extent as similarly-situated employees of Purchaser and its Subsidiaries, it being understood that inclusion of the employees of Company and its Subsidiaries in the Purchaser Eligible Plans may occur at different times with respect to different plans, provided that coverage shall be continued under corresponding Company Benefit Plans until such employees are permitted to participate in the Purchaser Eligible Plans and provided further, however, that nothing contained in this Agreement shall require Purchaser or any of its Subsidiaries to make any grants to any former employee of Company under any discretionary equity compensation plan of Purchaser or to provide the same level of (or any) employer contributions or other benefit subsidies as Company or its Subsidiaries. Purchaser shall cause each Purchaser Eligible Plan in which employees of Company and its Subsidiaries are eligible to participate, to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the Purchaser Eligible Plans, the service of such employees with Company and its Subsidiaries to the same extent as such service was credited for such purpose by Company or its Subsidiaries, and, solely for purposes of Purchaser’s vacation programs, for purposes of determining the benefit amount, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those Company Benefit Plans that correspond to Purchaser Eligible Plans until employees of Company and its Subsidiaries are included in such Purchaser Eligible Plans, nothing in this Agreement shall limit the ability of Purchaser to amend or terminate any of the Company Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

(b) At and following the Effective Time, and except as otherwise provided in Section 6.5(e), Purchaser shall honor, and the Surviving Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of Company and its Subsidiaries and current and former directors of Company and its Subsidiaries existing as of the Effective Date under any Company Benefit Plan, including any employment, change in control and severance agreements listed on Section 3.11(a) of the Company Disclosure Schedule to the extent each such agreement is not superseded by a subsequent agreement between Purchaser and such employee. Any years of service recognized for purposes of this Section 6.5 will be taken into account under the terms of any generally applicable severance policy of Purchaser or its Subsidiaries.

(c) At such time as employees of Company and its Subsidiaries become eligible to participate in a medical, dental or health plan of Purchaser or its Subsidiaries, Purchaser shall, to the extent reasonably practicable and available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Purchaser and (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time.

(d) Company shall adopt such Board resolutions and take such other action as Purchaser may reasonably request to cause the First National Bank 401(K) Retirement and Savings Plan (the “Plan”) to be terminated immediately prior to the Effective Time (the “Plan Termination Date”) and the accounts of all participants and beneficiaries in the Plan as of the Plan Termination Date to become fully vested as of the Plan Termination Date. As soon as practicable after the Effective Time, but in no event later than one year after the Plan Termination Date, Purchaser shall file or cause to be filed all necessary documents with the IRS for a determination letter that the termination of the Plan as of the Plan Termination Date will not adversely affect the Plan’s qualified status. Purchaser shall use its reasonable best efforts to obtain such favorable determination letter; including, but not limited to, adopting such amendments to the Plan as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Plan upon its termination, the account balances in the Plan shall be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. The Surviving Company shall take all other actions necessary to complete the termination of the Plan, including filing a Final Form 5500, that arise after the Effective Time. Purchaser agrees, to the extent permitted by Applicable Law, to permit Plan participants who become employees of Purchaser and its Subsidiaries to roll over their account balances in the Plan and loans from the Plan to Purchaser’s 401(k) Plan. Notwithstanding anything in Section 6.6(b) to the contrary, employees of Company or its Subsidiaries who continue in employment with the Surviving Company following the Effective Time shall be eligible as of the Effective Time to participate in the Purchaser’s 401(k) Plan.

(e) Immediately prior to the Effective Time, Company shall, at the written request of Purchaser, freeze or terminate each Company Benefit Plan as is requested by Purchaser.

(f) Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former Employee or any other individual associated therewith shall be regarded for any purpose as a thirdparty beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, Company or any of their respective affiliates; (ii) alter or limit the ability of Purchaser or any of its Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) to confer upon any current or former Employee, any right to employment or continued employment or continued service with the Purchaser or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries), or constitute or create an employment or other agreement with any Employee.

(g) Any employee of the Company who is not subject to a written employment or separation agreement and whose employment is terminated at or within six months following the Effective Time, whether because such employee’s position is eliminated or such employee is not offered or retained in comparable employment (a “Covered Employee”), will be entitled to a severance payment equal to two (2) weeks of such employee’s current base pay for each full year of such employee’s service with the Company, with a minimum benefit of four (4) weeks’ pay and a maximum benefit of twenty-six (26) weeks’ pay. This severance payment will be in lieu of participation by a Covered Employee in the Purchaser’s severance plan as in effect from time to time after the Effective Time. For the avoidance of doubt, for the purposes of determining the level of severance benefits, each Covered Employee shall be credited for service with Company only as provided in this Section 6.5.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Company shall indemnify and hold harmless, to the full extent provided under the Company Articles and Company Regulations (including advancement of expenses as incurred to the extent permitted under applicable Law), each present and former director and officer (determined as of the Effective Time) of Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted before or after the Effective Time, including the transactions contemplated by this Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b) Subject to the following sentence, for a period of six years following the Effective Time, Purchaser will use its commercially reasonable efforts to provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Company or any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring at or before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company; provided that in no event shall Purchaser be required to expend, on an annual basis, an amount in excess of 150% of the annual premiums paid as of the date hereof by the Company for any such insurance (the “Premium Cap”); provided, further, that if any such annual expense at any time would exceed the Premium Cap, then Purchaser will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. At the option of Purchaser, in consultation with Company, prior to the Effective Time and in lieu of the foregoing, Purchaser or Company may purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence (including subject to the Premium Cap) and fully pay for such policy prior to the Effective Time.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Purchaser; provided that failure to so notify will not affect the obligations of Purchaser under Section 6.6(a) unless and to the extent that Purchaser is actually prejudiced as a consequence.

(d) The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If Purchaser or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 6.6.

6.7 No Solicitation.

(a) Except as set forth in Section 6.7(b), none of the Company nor any of its Subsidiaries shall, and each of them shall cause its respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives (each a “Representative”) not to, directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate (including by way of providing information) or induce any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) any confidential or nonpublic information with respect to or in connection with, an Acquisition Proposal, (iii) take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend any Acquisition Proposal or any agreement related thereto, (v) enter into any agreement contemplating or otherwise relating to any Acquisition Transaction or Acquisition Proposal (other than any confidentiality agreement required by Section 6.7(b)), (vi) enter into any agreement or agreement in principle requiring, directly or indirectly, Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vii) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in Section 6.7(a), if Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) that did not result from or arise in connection with a breach of this Section 6.7 at any time prior to the Company Shareholders’ Meeting that the Board of Directors of Company has determined, in its good faith judgment (after consultation with Company’s financial advisors and outside legal counsel) to constitute or to be reasonably likely to result in a Superior Proposal, Company and its Representatives may take any action described in Section 6.7(a)(ii) above to the extent that the Board of Directors of Company has determined, in its good faith judgment (after consultation with Company’s outside legal counsel), that the failure to take such action would cause it to violate its fiduciary duties under applicable Law; provided, that, prior to taking any such action, Company has obtained from such Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) an executed confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, the terms of the Confidentiality Agreement.

(c) As promptly as practicable (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal, Company shall advise Purchaser in writing of the receipt of any Acquisition Proposal, request or inquiry and the terms and conditions of such Acquisition Proposal, request or inquiry, shall promptly provide to Purchaser a copy of the Acquisition Proposal, request or inquiry (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Acquisition Proposal and shall keep Purchaser promptly apprised of any related developments, discussions and negotiations (including providing Purchaser with a copy of all material documentation and correspondence relating thereto) on a current basis. Company agrees that it shall immediately provide to Purchaser any information concerning Company that may be provided (pursuant to Section 6.7(b)) to any other Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) in connection with any Acquisition Proposal which has not previously been provided to Purchaser.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders’ Meeting, the Board of Directors of Company may withdraw its recommendation of the Merger Agreement, thereby resulting in a Change in the Company Recommendation, if and only if (x) from and after the date hereof, Company has complied with Sections 6.3 and 6.7, and (y) the Board of Directors of Company has determined in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable Law; provided, that the Board of Directors of Company may not effect a Change in the Company Recommendation unless:

(1) Company shall have received an unsolicited bona fide written Acquisition Proposal and the Board of Directors of Company shall have concluded in good faith (after consultation with Company’s financial advisors and outside legal counsel) that such Acquisition Proposal is a Superior Proposal, after taking into account any amendment or modification to this Agreement agreed to or proposed by Purchaser;

(2) Company shall have provided prior written notice to Purchaser at least five (5) Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Purchaser that the Board of Directors of Company has received a Superior Proposal, specify the material terms and conditions of such Superior Proposal (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Superior Proposal);

(3) during the Notice Period, Company shall, and shall cause its financial advisors and outside counsel to, negotiate with Purchaser in good faith (to the extent Purchaser desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(4) the Board of Directors of Company shall have concluded in good faith (after consultation with Company’s financial advisors and outside legal counsel) that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by Purchaser, if any, that such Acquisition Proposal continues to constitute a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal and such revisions are material, Company shall deliver a new written notice to Purchaser and shall again comply with the requirements of this Section 6.7(d) with respect to such new written notice, except that the new Notice Period shall be two (2) Business Days. In the event the Board of Directors of Company does not make the determination referred to in clause (4) of this paragraph and thereafter seeks to effect a Change in the Company Recommendation, the procedures referred to above shall apply anew and shall also apply to any subsequent Change in the Company Recommendation.

(e) Company and its Subsidiaries shall, and shall cause their respective Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; (ii) request the prompt return or destruction of all confidential information previously furnished in connection therewith; and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or Company or any of its Subsidiaries or Representative is a party, and enforce the provisions of any such agreement.

(f) Nothing contained in this Agreement shall prevent Company or its Board of Directors from making any disclosure to Company shareholders if Company’s Board of Directors (after consultation with outside counsel) concludes that its failure to do so would cause it to violate its fiduciary duties under applicable Law; provided, that this Section 6.7(f) will in no way eliminate or modify the effect that any action taken pursuant hereto would otherwise have under this Agreement.

(g) As used in this Agreement:

(i) “Superior Proposal” means any bona fide written Acquisition Proposal with respect to which the Board of Directors of Company determines in its good faith judgment to be more favorable to the Company than the Merger, and to be reasonably capable of being consummated on the terms proposed, after (i) receiving the advice of outside counsel and Boenning & Scattergood, Inc. or another nationally recognized investment banking firm and (ii) taking into account all material relevant factors (including the likelihood of consummation of such transaction on the terms set forth therein; any proposed changes to this Agreement that may be proposed by Purchaser in response to such Acquisition Proposal (whether or not during the Notice Period); and all material legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing)); provided, that for purposes of the definition of “Superior Proposal,” the references to “15%” and “85%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “50%”; and

(ii) “Acquisition Proposal” means any proposal, offer, inquiry, or indication of interest (whether binding or non-binding, and whether communicated to Company or publicly announced to Company’s shareholders) by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) (in each case other than Purchaser or any of its affiliates) relating to an Acquisition Transaction involving Company or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries; and

(iii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition (whether direct or indirect, including by way of merger, share exchange, consolidation, business combination or other similar transaction) or purchase from Company by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Purchaser or any of its affiliates, of 15% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries (measured by voting power), or any tender offer or exchange offer that if consummated would result in any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Purchaser or any of its affiliates, beneficially owning 15% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries (measured by voting power), or any merger, consolidation, share exchange, business combination or similar transaction involving Company pursuant to which the shareholders of Company immediately preceding such transaction would hold less than 85% of the equity interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof) (measured by voting power); (ii) any sale or lease or exchange, transfer, license, acquisition or disposition of a business, deposits or assets that constitute 15% or more of the consolidated assets, business, revenues, net income, assets or deposits of Company; or (iii) any liquidation or dissolution of Company or any of its Subsidiaries.

6.8 Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement, to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.9 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Company or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable Law, any reports provided to Company’s Board of Directors or any committee thereof relating to the financial performance and risk management of Company or any of its Subsidiaries.

6.10 Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) individually or taken together with all other facts, events and circumstances known to it, has had or is reasonably likely to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.11 Shareholder Litigation. Company shall give Purchaser prompt notice of any shareholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement and shall give Purchaser the opportunity to participate at its own expense in the defense or settlement of any such litigation. In addition, no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).

6.12 Transition. Commencing following the date hereof, and in all cases subject to applicable Law, Company shall, and shall cause its Subsidiaries to, cooperate with Purchaser and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Purchaser. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of Company and its Subsidiaries in the ordinary course of business, Company shall cause the employees, officers and representatives of Company and its Subsidiaries to use their commercially reasonable efforts to provide support, including support from its outside contractors and vendors, as well as data and records access, take actions and assist Purchaser in performing all tasks, including conversion planning, assisting in any required divestiture, equipment installation and training, the provision of customer communications and notices (including joint communications and notices relating to anticipated account changes, branch closures, divestiture and/or systems conversion, it being agreed that any notices of branch closures need not be provided more than 90 days in advance of the anticipated Closing Date), and other matters reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by Purchaser.

6.13 Voting Agreements. Company shall deliver on the date of this Agreement an executed Voting Agreement, in the form attached to this Agreement as Exhibit “B” (the “Voting Agreement”), from members of the Company’s board of directors satisfactory to Purchaser, provided that no more than 19.9% of the Company Common Shares are represented by such Voting Agreements.

6.14 Tax Representation Letters. Officers of Purchaser and the Company shall execute and deliver to Vorys, Sater, Seymour and Pease LLP, tax counsel to Purchaser, and Calfee, Halter & Griswold LLP, tax counsel to Company, “Tax Representation Letters” substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Form S-4 filed with the SEC and at the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 7.2(c) and Section 7.3(c) of this Agreement.

6.15 Continuity of Interest. Notwithstanding anything in this Agreement to the contrary, if either of the tax opinions referred to in Section 7.2(c) or 7.3(d) cannot be rendered (as reasonably determined by Vorys, Sater, Seymour and Pease LLP or Calfee, Halter & Griswold LLP, respectively) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Purchaser shall increase the Stock Consideration (applying the closing price of shares of the Purchaser Common Shares on the last trading day prior to the Closing Date), and decreasing the Cash Consideration, to the minimum extent necessary to enable the relevant tax opinion to be rendered.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement, on substantially the terms and conditions set forth in this Agreement, shall have been approved by the requisite affirmative vote of the shareholders of Company and shareholders of Purchaser entitled to vote thereon.

(b) Stock Exchange Listing. The shares of Purchaser Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e) Regulatory Approvals. (i) All regulatory approvals from the Federal Reserve, the OCC and, if applicable, the FDIC, and (ii) any other regulatory approvals required to consummate the transactions contemplated by this Agreement, including the Merger and (unless otherwise determined by Purchaser) the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods referred to in clauses (i) or (ii), the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Company (other than the representations and warranties set forth in (i) Section 3.2(a), which shall be true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (ii) Sections 3.2(b), 3.3(a), 3.3(b)(i) and 3.7, which shall be true and correct in all material respects, and (iii) Sections 3.8(iii) and Section 3.10, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Company, has had or would reasonably be expected to result in a Material Adverse Effect on Company; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a) or Section 8.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to such effect.

(c) Tax Opinion. Purchaser shall have received an opinion of Vorys, Sater, Seymour and Pease LLP, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Vorys, Sater, Seymour and Pease LLP will be entitled to receive and rely upon the Tax Representation Letters.

(d) Executive Officer Retention. Purchaser and Mark R. Witmer shall have mutually agreed upon the terms under which Mr. Witmer will continue employment with the Surviving Company generally in accordance with the terms and conditions described on the term sheet between Purchaser and Mr. Witmer dated January 26, 2015.

(e) Regulatory Conditions. There shall not be any action taken or determination made, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, including the Merger and the Bank Merger, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any restriction, requirement or condition that, individually or in the aggregate, would, after the Effective Time, restrict or burden Purchaser or Surviving Company or any of their respective affiliates in connection with the transactions contemplated by this Agreement or with respect to the business or operations of Purchaser or Surviving Company that would have a material adverse effect on Purchaser, Surviving Company or any of their respective affiliates, in each case measured on a scale relative to Company.

7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Purchaser (other than the representations and warranties set forth in (i) Section 4.3(a) and 4.3(b)(i), which shall be true and correct in all material respects, and (ii) Section 4.10 and 4.18, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Purchaser, has had or would reasonably be expected to result in a Material Adverse Effect on Purchaser; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a) or Section 8.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to the foregoing effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect.

(c) Tax Opinion. Company shall have received an opinion of Calfee, Halter & Griswold, LLP, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Calfee, Halter & Griswold, LLP will be entitled to receive and rely upon the Tax Representation Letters.

(d) Payment of Merger Consideration. Purchaser shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Company with a certificate evidencing such delivery.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

(a) by mutual consent of Company and Purchaser in a written instrument authorized by the Boards of Directors of Company and Purchaser;

(b) by either Company or Purchaser, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either Company or Purchaser, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Company or Purchaser (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties, or any failure to perform in all material respects any of the covenants or agreements, set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of the Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a)-(c) or 7.3(a)-(c), as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by Purchaser, if (i) at any time prior to the Effective Time, the Board of Directors of Company has (A) failed to recommend to the shareholders of Company that they give the Company Shareholder Approval; (B) effected a Change in the Company Recommendation, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, any Acquisition Proposal (other than this Agreement), whether or not permitted by the terms hereof, or resolved to do the same, or (C) failed to substantially comply with its obligations under Section 6.3 or 6.7 hereof; or (ii) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Purchaser or a Subsidiary thereof), and the Board of Directors of Company recommends that the shareholders of Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act; or

(f) by Purchaser or Company, if (i) the approval of Company’s shareholders required by Section 7.1(a) shall not have been obtained at a duly held Company Shareholders’ Meeting (including any adjournment or postponement thereof); or (ii) the approval of Purchaser’s shareholders required by Section 7.1(a) shall not have been obtained at a duly held Purchaser Shareholders’ Meeting (including any adjournment or postponement thereof).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective affiliates or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.2, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10 and 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of the act would, or would reasonably be expected to, cause a breach of this Agreement.

8.3 Fees and Expenses.

(a) All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Notwithstanding the foregoing, if:

(i) (A) Either Company or Purchaser terminates this Agreement pursuant to 8.1(c) (without the Company Shareholder Approval having been obtained), Purchaser terminates pursuant to Section 8.1(d) (as a result of a Willful Breach by Company), or either Company or Purchaser terminates this Agreement pursuant to Section 8.1(f), and (B) prior to termination, there has been publicly announced an Acquisition Proposal or any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) shall have communicated to Company or its shareholders an Acquisition Proposal (whether or not conditional), or an intention (whether or not conditional) to make an Acquisition Proposal, and (C) within twelve months of such termination Company shall either (1) consummate an Acquisition Transaction or (2) enter into any definitive agreement relating to any Acquisition Transaction (but not including any confidentiality agreement required by Section 6.7(b) (an “Acquisition Agreement”)) with respect to an Acquisition Transaction or Acquisition Proposal, whether or not such Acquisition Transaction or Acquisition Proposal is subsequently consummated (but changing, in the case of (1) and (2), the references to the 15% and 85% amounts in the definition of Acquisition Transaction and Acquisition Proposal to 50%); or

(ii) Purchaser terminates this Agreement pursuant to Section 8.1(e);

then Company shall pay to Purchaser an amount equal to $2.5 million (the “Termination Fee”). If the Termination Fee shall be payable pursuant to subsection (b)(i) of this Section 8.3, the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction or Acquisition Proposal. If the Termination Fee shall be payable pursuant to subsection (b)(ii) of this Section 8.3, the Termination Fee shall be paid in same-day funds immediately upon delivery of the written notice of termination required by Section 8.1.

(c) The Parties acknowledge that the agreements contained in paragraph (b) of this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Company fails to pay promptly any fee payable by it pursuant to this Section 8.3, then Company shall pay to Purchaser, Purchaser’s costs and expenses (including attorneys’ fees, costs and expenses) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Shareholder Approval; provided, however, that after the approval of the Company shareholders and/or the Purchaser Shareholders, there may not be, without further approval of such shareholders who have already provided their approval, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local prevailing time, at the Akron offices of Vorys, Sater, Seymour and Pease LLP, counsel to Purchaser, on a date to be specified by the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to Company, to:

National Bancshares Corporation

112 West Market Street

Orrville, OH 44667

Attention: Mark R. Witmer

Facsimile:

with a copy (which shall not constitute notice) to:

Calfee, Halter & Griswold LLP

The Calfee Building

1405 East Sixth Street

Cleveland, Ohio 44114

Attention: John J. Jenkins

Facsimile: (216) 241-0816

(b)	if to Purchaser, to:

Farmers National Banc Corp.

20 S. Broad St.

Canfield OH 44406

Attention: Kevin J. Helmick

Facsimile: (330) 533-0451

with a copy (which shall not constitute notice) to:

Vorys, Sater, Seymour and Pease LLP

106 South Main Street, Suite 1100

Akron, Ohio 44308

Attention: J. Bret Treier

Facsimile: (330) 208-1066

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “Knowledge” with respect to the Company means the actual knowledge after reasonable inquiry of any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule and with respect to the Purchaser, means the actual knowledge after reasonable inquiry of any of Purchaser’s officers listed on Section 9.4 of the Purchaser Disclosure Schedule. When a reference is made in this Agreement to an affiliate of a Person, the term “affiliate” means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in Mahoning County, Ohio (which the parties expressly agree shall exclusively be the federal court for the Northern District of Ohio, or in the event (but only in the event) that such court does not have jurisdiction over such dispute, any court sitting in Mahoning County, Ohio). Each of the parties hereto submits to the exclusive jurisdiction of such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such suit, action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9 Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law.

9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except for the provisions Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

9.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

9.12 Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) and Purchaser has delivered to Company a schedule (a “Purchaser Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, as the case may be, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Previously Disclosed” means information set forth by Company or Purchaser, as the case may be, in the applicable paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule, respectively, or any other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule is also applicable to the section of this Agreement in question).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FARMERS NATIONAL BANC CORP.

By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President and Chief Executive Officer

NATIONAL BANCSHARES CORPORATION

By:	/s/ Mark R. Witmer
	Name:	Mark R. Witmer
	Title:	President and Chief Executive Officer

EXHIBIT A

AGREEMENT OF MERGER

This agreement of merger (this “Bank Merger Agreement”), dated as of January     , 2015, is by and between First National Bank (“First National Bank”) and The Farmers National Bank of Canfield (“Farmers Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Parent Merger Agreement”) dated as of January     , 2015, between Farmers National Banc Corp. (“FMNB”) and National Bancshares Corporation (“NBOH”).

WlTNESSETH:

WHEREAS, First National Bank is a national banking association and a wholly owned subsidiary of NBOH; and

WHEREAS, Famers Bank is a national banking association and a wholly owned subsidiary of FMNB; and

WHEREAS, FMNB and NBOH have entered into the Parent Merger Agreement, pursuant to which NBOH will merge with and into FMNB (the “Parent Merger”); and

WHEREAS, First National Bank and Famers Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Parent Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1. The Bank Merger. Subject to the terms and conditions of the Parent Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined in Section 2), First National Bank shall merge with and into Famers Bank (the “Bank Merger”) under the laws of the United States. Famers Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2. Effective Time. The Bank Merger shall become effective on the date, and at the time (the “Effective Time”), specified in the Bank Merger approval to be issued by the Office of the Comptroller of the Currency (the “OCC”).

3. Charter; Bylaws. The Charter and Bylaws of Famers Bank in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

4. Name; Offices. The name of the Surviving Bank shall be “The Farmers National Bank of Canfield.” The main office of the Surviving Bank shall be the main office of Famers Bank immediately prior to the Effective Time.

5. Directors and Executive Officers. Upon consummation of the Bank Merger, (i) the directors of Famers Bank immediately prior to the Effective Time shall continue as directors of the Surviving Bank, and (ii) the executive officers of Famers Bank immediately prior to the Effective Time shall continue as the executive officers of the Surviving Bank. Each of the directors and officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified in accordance with the charter and bylaws of the Surviving Bank or until his or her earlier death, resignation or removal.

6. Effects of the Merger. Upon consummation of the Bank Merger, and in addition to the effects set forth at 12 U.S.C. § 215c, the applicable provisions of the regulations of the OCC and other applicable law, (i) all assets of Famers Bank and First National Bank as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer; (ii) the Surviving Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and (iii) the Surviving Bank shall be responsible for all the liabilities of every kind and description, of each of Famers Bank and First National Bank existing as of the Effective Time, all in accordance with the provisions of The National Bank Act.

7. Effect on Shares of Stock.

(a) Each share of Famers Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

(b) At the Effective Time, each share of First National Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of First National Bank capital stock held in the treasury of First National Bank immediately prior to the Effective Time shall be retired and canceled.

8. Procurement of Approvals. This Bank Merger Agreement shall be subject to the approval of Farmers National Banc Corp., as the sole shareholder of Famers Bank, and National Bancshares Corporation, as the sole shareholder of First National Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. Famers Bank and First National Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Bank Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for the Bank Merger with the OCC as may be required by applicable laws and regulations.

9. Conditions Precedent. The obligations of the parties under this Bank Merger Agreement shall be subject to: (i) the approval of this Bank Merger Agreement by FMNB, as the sole shareholder of Famers Bank, and NBOH, as the sole shareholder of First National Bank, at meetings of shareholders duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (ii) receipt of approval of the Bank Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of First National Bank as offices of the Surviving Bank and (iv) the consummation of the Parent Merger pursuant to the Parent Merger Agreement at or before the Effective Time.

10. Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of First National Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, First National Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of First National Bank or otherwise to take any and all such action.

11. Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of Famers Bank and First National Bank at any time prior to the Effective Time.

12. Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholder of which is , entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

13. Assignment. This Bank Merger Agreement may not be assigned by either Famers Bank or First National Bank without the prior written consent of the other.

14. Termination. This Bank Merger Agreement shall terminate upon the termination of the Parent Merger Agreement in accordance with its terms.

15. Governing Law. Except to the extent governed by federal law, this Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Ohio without regard to the conflicts of law provisions thereof.

16. Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of Famers Bank and First National Bank has caused this Bank Merger Agreement to be executed on its behalf by its duly authorized officers.

THE FARMERS NATIONAL BANK OF CANFIELD

By:

FIRST NATIONAL BANK

By:

EXHIBIT B

VOTING AGREEMENT

January     , 2015

Farmers National Banc Corp.

20 S. Broad St.

Canfield, OH 44406

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), Farmers National Banc Corp., an Ohio corporation (“Farmers”), and National Bancshares Corporation, an Ohio corporation (“NBOH”), are entering into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”), whereby NBOH will merge with and into Farmers (the “Merger”) and shareholders of NBOH will receive the Merger Consideration as set forth in the Merger Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

A condition to Farmers’s obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to Farmers.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement, I have, and at all times during the term of this Voting Agreement will have, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, and good and valid title to, the number of common shares, no par value, of NBOH (the “NBOH Common Shares”), that is set forth on Appendix A hereto, and I hold stock options to acquire the number of NBOH Common Shares set forth on Appendix A hereto. All of the securities listed on Appendix A are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of such securities). None of the securities listed on Appendix A are subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities.

(b) As of the date of this Voting Agreement, except for the securities set forth on Appendix A, I do not beneficially own any (i) shares of capital stock or voting securities of NBOH, (ii) securities of NBOH convertible into or exchangeable for shares of capital stock or voting securities of NBOH or (iii) options or other rights to acquire from NBOH any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of NBOH. The NBOH Common Shares listed on Appendix A, together with all NBOH Common Shares that I subsequently acquire during the term of this Voting Agreement, including through the exercise of any stock options, warrants or similar instruments, are referred to herein as the “Shares”.

(c) At the Company Shareholders’ Meeting and at any other meeting of NBOH shareholders, however called, and on every action or approval by written consent of shareholders of NBOH, I will vote or cause to be voted not less than [all/            ] of the Shares over which I have sole voting power, and I will use my best efforts to cause any Shares over which I share voting power to be voted in favor of (i) approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. Determinations as to “sole” or “shared” voting power shall be made in accordance with Rule 13d-3 of the Exchange Act.

(d) During the term of this Voting Agreement, I will not, directly or indirectly, offer, sell, transfer, pledge, encumber or otherwise dispose of (collectively, “Transfer”) any Shares over which I have sole dispositive power (or any interest therein), and I will use my best efforts to not permit the Transfer of any Shares over which I have shared dispositive power (or any interest therein), except to the extent permitted by paragraph (g) hereof.

(e) I agree that NBOH shall not be bound by any attempted sale of any NBOH Common Shares over which I have sole voting and dispositive power, and NBOH’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Voting Agreement.

(f) I represent that I have the legal capacity to enter into this Voting Agreement, that I have duly and validly executed and delivered this Voting Agreement and that this Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and further, that no consent of my spouse is necessary under any “community property” or other laws in order for me to enter into and perform my obligations under this Voting Agreement.

(g) Notwithstanding anything herein to the contrary, I may Transfer any or all of the Shares over which I have beneficial ownership to my spouse, ancestors or descendants; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Shares or any interest in any of such Shares is or may be Transferred shall have executed and delivered to Farmers an agreement to be bound by the terms of this Voting Agreement.

I am signing this Voting Agreement solely in my capacity as a shareholder of NBOH and/or as an optionholder, if I am such, and not in any other capacity, such as a director or officer of NBOH or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of NBOH Common Shares and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on NBOH’s Board of Directors or as an officer of NBOH, in acting in my capacity as a director, officer or fiduciary of NBOH.

This Voting Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the favorable vote of the NBOH shareholders with respect to the approval of the Merger Agreement, (b) the Effective Time, (c) Farmers and I enter into a written agreement to terminate this Voting Agreement, or (d) any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to Farmers’s rights if termination should arise out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Voting Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the other party hereto at its addresses set forth on the signature page hereto.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Voting Agreement.

I agree and acknowledge that Farmers may be irreparably harmed by, and that there may be no adequate remedy at law for, any violation of this Voting Agreement by me. Without limiting other remedies, Farmers shall have the right to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the State of Ohio, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Ohio state court or the United States District Court for the Northern District of Ohio, in any action or proceeding arising out of or relating to this letter.

If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

This Voting Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally blank; signature page follows]

Very truly yours,

[Name]

Address:

Facsimile:

Acknowledged and Agreed:

Farmers National Banc Corp.

By:
Kevin J. Helmick,
President and Chief Executive Officer

Address:	Farmers National Banc Corp.
20 S. Broad St.
Canfield, OH 44406

Dated: January , 2015

ANNEX C

January 27, 2015

Board of Directors

National Bancshares Corporation

112 West Market Street

Orrville, OH 44667

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value (the “Company Common Stock”), of National Bancshares Corporation (“NBOH”) of the Merger Consideration (as defined below) to be received by such holders in the proposed merger (the “Proposed Merger”) by and between NBOH and Farmers National Banc Corp. (“FMNB”) as set forth in the Agreement and Plan of Merger, dated January 27, 2015 (the “Merger Agreement”). As detailed in the Merger Agreement, NBOH will merge with and into FMNB, and each share of Company Common Stock, except for Company Common Stock owned directly by NBOH or FMNB (other than Trust Account Common Shares or DPC Common Shares) and Dissenting Shares (as those terms are defined in the Merger Agreement) will be converted, at the election of the holder thereof, into the right to receive $32.15 in cash or 4.034 shares of common stock, no par value, of FMNB (the “Merger Consideration”).

In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performances, current financial positions and general prospects of FMNB and NBOH and reviewed certain internal financial analyses and forecasts prepared by the management of FMNB and NBOH, (ii) reviewed the Merger Agreement, dated January 27, 2015, (iii) reviewed and analyzed the stock market performance of FMNB and NBOH, (iv) studied and analyzed the consolidated financial and operating data of FMNB and NBOH, (v) reviewed the pro forma financial impact of the Proposed Merger on FMNB, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by senior management of FMNB and NBOH, (vi) considered the financial terms of the Proposed Merger between FMNB and NBOH as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions, (vii) met and/or communicated with certain members of FMNB’s and NBOH’s senior management to discuss their respective operations, historical financial statements and future prospects, and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by FMNB and NBOH, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by FMNB and NBOH including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning FMNB and NBOH nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have assumed that all forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of FMNB and NBOH as to their most likely future financial performance. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of FMNB or NBOH, nor have any such valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of FMNB and NBOH, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and good faith judgment of the management of FMNB and NBOH as to their most likely future performance. We have further relied on the assurances of management of FMNB and NBOH that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheets of FMNB and NBOH is adequate to cover such losses; we have not reviewed loans or credit files of FMNB and NBOH. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements are not waived. We have assumed that the Proposed Merger will qualify as a tax-free reorganization for federal income tax purposes. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including the cost savings and related expenses expected to result from the Proposed Merger.

Our opinion is based upon information provided to us by the management of FMNB and NBOH, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. We have not undertaken to reaffirm or revise this opinion or otherwise comment on events occurring after the date hereof and do not have an obligation to update, revise or reaffirm our opinion. Our opinion does not address the relative merits of the Proposed Merger and the other business strategies that NBOH’s Board of Directors has considered or may be considering, nor does it address the underlying business decision of NBOH’s Board of Directors to proceed with the Proposed Merger. We were not asked to and did not solicit or explore other strategic alternatives to the Proposed Merger. We are expressing no opinion as to the value of the shares of FMNB common stock when issued to holders of outstanding NBOH common stock pursuant to the Merger Agreement or the prices at which the Shares may trade at any time. Our opinion is for the information of NBOH’s Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Directors of NBOH in connection with the Proposed Merger or a recommendation to any shareholder of NBOH as to how such shareholder should vote or act with respect to the Proposed Merger. This opinion should not be construed as creating any fiduciary duty on Boenning & Scattergood, Inc.’s part to any party or person. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that, if required by applicable law, this opinion may be referenced and included in its entirety in any filing made by NBOH or FMNB in respect to the Proposed Merger with the Securities and Exchange Commission; provided, however, any description of or reference to our opinion or to Boenning & Scattergood, Inc. be in a form reasonably acceptable to us and our counsel. We shall have no responsibility for the form or content of any such disclosure, other than the opinion itself.

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, FMNB and NBOH or their respective affiliates. In the ordinary course of business, we may also actively trade the securities of FMNB and NBOH for our own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We are acting as NBOH’s financial advisor in connection with the Proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Proposed Merger. NBOH has also agreed to indemnify us against certain liabilities that may arise out of our engagement. Boenning & Scattergood, Inc. has not had any material relationship with FMNB or NBOH during the past two years in which compensation was received or was intended to be received as a result of the relationship between Boenning & Scattergood, Inc. and FMNB or NBOH. Boenning & Scattergood, Inc. may provide investment banking services to FMNB in the future, although as of the date of this opinion, there is no agreement to do so.

This opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Proposed Merger by the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of Company Common Stock in the Proposed Merger.

Based on, and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement, is fair, from a financial point of view, to such holders.

Sincerely,

/s/ Boenning & Scattergood, Inc.

Boenning & Scattergood, Inc.

ANNEX D

January 27, 2015

Board of Directors

Farmers National Banc Corp.

20 South Broad Street

Canfield, OH 44406

Members of the Board of Directors:

Farmers National Banc Corp. (“FMNB”) and National Bancshares Corporation (“NBOH”) have entered into an Agreement and Plan of Merger dated January 27, 2015 (the “Agreement”), pursuant to which FMNB will acquire all of the outstanding shares of NBOH common stock (the “Transaction”). Under the terms of the Agreement, the shares of common stock of NBOH that are issued and outstanding immediately before the effective time of the Transaction shall be converted into the right to receive, at the election of the holder, a) cash in the amount of $32.15 per share, b) 4.034 shares of FMNB common stock or c) a combination of FMNB common stock and cash, subject to allocation procedures which will ensure that, in the aggregate 80% of the shares exchanged will consist of FMNB common stock and 20% of the shares exchanged will consist of cash (collectively, the “Consideration”).

You have requested our opinion as to the fairness to FMNB, from a financial point of view, of the Consideration to be paid by FMNB in connection with the Transaction.

In arriving at our opinion, we have, among other things:

1.	Reviewed the Agreement dated January 27, 2015;

2.	Reviewed certain publicly-available financial and business information of FMNB, NBOH and their respective affiliates that we deemed to be relevant;

3.	Reviewed certain information, including financial forecasts relating to the business, assets, liabilities, and earnings of FMNB and NBOH;

4.	Reviewed materials detailing the Transaction prepared by FMNB, NBOH and their respective affiliates and by their, legal and accounting advisors, including the estimated amount and timing of the cost savings and related expenses expected to result from the Transaction;

5.	Conducted conversations with members of senior management and representatives of FMNB regarding the matters described in clauses 1-4 above, as well as their respective businesses and prospects before and after giving effect to the Transaction;

6.	Compared certain financial metrics of FMNB and NBOH to other selected banks and thrifts that we deemed to be relevant;

7.	Analyzed the terms of the Transaction relative to selected prior mergers and acquisitions involving a depository institution as the selling entity;

8.	Analyzed the projected pro forma impact of the Transaction on certain projected balance sheet, capital ratios, and profitability metrics of FMNB;

9.	Reviewed the overall environment for depository institutions in the United States; and

10.	Conducted such other financial studies, analyses and investigations and took into account such other matters as we deemed appropriate for purposes of this opinion, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by FMNB, NBOH, and their respective affiliates. In addition, where appropriate, we relied upon publicly available information, without independent verification, that we believe to be reliable, accurate, and complete. We have not been asked to and have not undertaken an independent verification of the reliability, accuracy, or completeness of any such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. With respect to the financial forecasts supplied to us, including any projections relating to transaction costs, purchase accounting adjustments or expected cost savings, we have assumed, with your consent, that they were reasonably prepared and reflect the best currently available estimates and judgments of management of FMNB and NBOH as to future operating and financial performance, and we have assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions upon which they are based. In addition, we have assumed that the Agreement is a valid, binding and enforceable agreement upon the parties, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform the covenants required to be performed by it under the under such agreements, that the conditions precedent to the agreements are not waived and that the agreements will not be terminated or breached by either party. We have also assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of FMNB or NBOH since either (i) the date of the last financial statements made available to us and (ii) the date of the Agreement, and that no legal, political, economic, regulatory or other developments has occurred that will adversely affect FMNB or NBOH. We did not make an independent evaluation of the assets or liabilities of FMNB, NBOH or their respective affiliates, including, but not limited to, any derivative or off-balance sheet assets or liabilities. In addition, we did not make an independent evaluation of the adequacy of the allowance for loan losses of FMNB or NBOH, nor have we reviewed any individual credit files relating to FMNB or NBOH. We have assumed, with your consent, that the respective allowances for loan losses of FMNB and NBOH are adequate to cover such losses and will be adequate on a combined basis for the combined entity. We have relied upon and assumed, without assuming any responsibility for independent verification, the advice that FMNB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Transaction and the other transactions contemplated by the Agreement. Finally, we have assumed that all required governmental, regulatory, shareholder and third party approvals have or will be received in a timely fashion and without any conditions or requirements that could adversely affect the Transaction.

Our opinion is necessarily based on economic, market, and other conditions as existed on and could be evaluated as of, and on the information made available to us as of, the date hereof. Events and developments occurring after the date hereof could materially affect the assumptions used in preparing this opinion, and we do not have any obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment on events occurring after the date hereof.

Sterne, Agee & Leach, Inc. (“Sterne Agee”) is acting as financial advisor to FMNB in connection with the Transaction and will receive fees from FMNB for our services, a significant portion of which are contingent upon the completion of the Transaction. Sterne Agee also will receive a fee in connection with the delivery of this opinion. In addition, FMNB has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. Other than our engagement by FMNB in connection with the Transaction and one additional investment banking engagement, we have not provided investment banking services to FMNB, NBOH or their respective affiliates over the past two years; however, we may do so in the future. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from and sell securities to FMNB, NBOH or their respective affiliates. We may also actively trade the securities of FMNB, NBOH or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is directed to, and is for the use and benefit of, the Board of Directors of FMNB. Our opinion is limited to the fairness, from a financial point of view, to FMNB of the Consideration to be paid in the Transaction by FMNB and does not address the underlying business decision of FMNB to engage in the Transaction, the relative merits of the Transaction relative to any strategic alternative that may be available to FMNB or the effect of any other transaction in which FMNB or NBOH might engage. In addition, our opinion does not constitute a recommendation whether or not to engage in the Transaction. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any of the parties to the Transaction relative to the aggregate Consideration. We also express no opinion as to what the value of FMNB’s common stock will be when issued to the shareholders of NBOH under the Agreement or the prices at which FMNB’s or NBOH’s common stock may trade at any time. Further, we express no view or opinion as to any terms or other aspects of the Transaction or as to how the stockholders of FMNB should vote at any FMNB stockholders meeting to be held in connection with the Transaction. The issuance of this opinion has been approved by the Fairness Opinion Committee of Sterne Agee.

Based on and subject to the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Consideration to be paid in connection with the Transaction by FMNB is fair from a financial point of view to FMNB.

Very truly yours,

/s/ Sterne, Agee & Leach, Inc.

STERNE, AGEE & LEACH, INC.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 20. Indemnification of Directors and Officers.

(a)	Ohio General Corporation Law

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from, or maintained with, a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5),(6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5),(6) or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

(b)	Articles of Incorporation, as amended, of Farmers National Banc Corp.

Article X of the Articles of Incorporation, as amended, provides for the indemnification of Farmers officers and directors as follows:

The corporation shall have power to, and may (in addition to such other power conferred by law) indemnify any shareholder, officer, or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, administrative, or investigative, by reason of the fact that he is or was a director of this corporation, or any corporation (hereinafter referred to as “subsidiary corporation”) of which more than 50 per cent of the issued and outstanding shares of common shares was or is owned by the corporation at the time such person was or is serving as such director of the “subsidiary corporation,” against expenses (including those reasonably incurred by him) in connection with such action, suit, and proceeding if the principal issue of such action, suit, or proceeding involved or involves a contract or transaction by and between the corporation and such “subsidiary corporation” and if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the “subsidiary corporation.” Any indemnification as above provided (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the standard of conduct set forth above has been met. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (b) if such a quorum is not obtainable, or even if obtainable, if a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (c) by a majority of a quorum of the shareholders of the corporation consisting of shareholders who were not parties to such action, suit or proceeding.

(c)	Indemnification Agreements

Farmers presently maintains indemnification agreements with each of its directors and key officers, and maintains insurance for the benefit of persons entitled to indemnification.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Index to Exhibits attached hereto.

(b)	Financial Statement Schedules

Item 22. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. The undersigned Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

D. The Registrant undertakes that every prospectus (1) that is filed pursuant to paragraph C. immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

F. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10 (b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

G. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

[SIGNATURE PAGE TO IMMEDIATELY FOLLOW]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canfield, State of Ohio, on March 17, 2015.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 17, 2015.

Signature	Title

/s/ Kevin J. Helmick	President, Chief Executive Officer and Director (Principal Executive Officer)
Kevin J. Helmick

/s/ Carl D. Culp	Executive Vice President, Secretary and Treasurer (Principal Financial Officer)
Carl D. Culp

/s/ Joseph W. Sabat	Controller (Principal Accounting Officer)
Joseph W. Sabat

/s/ Gregory C. Bestic	Director
Gregory C. Bestic

/s/ Lance J. Ciroli	Director
Lance J. Ciroli

/s/ Anne Frederick Crawford	Director
Anne Frederick Crawford

/s/ Ralph D. Macali	Director
Ralph D. Macali

/s/ Terry A. Moore	Director
Terry A. Moore

/s/ David Z. Paull	Director
David Z. Paull

/s/ Earl R. Scott	Director
Earl R. Scott

/s/ Gregg Strollo	Director
Gregg Strollo

*	The undersigned, by signing his name hereto, does hereby sign this Registration Statement on Form S-4 on behalf of each of the directors of the Registrant identified above pursuant to a Power of Attorney executed by the directors identified above, which Power of Attorney is filed with this Registration Statement on Form S-4 as Exhibit 24.1.

/s/ Kevin J. Helmick	Attorney-in-Fact
Kevin J. Helmick

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger dated as of January 27, 2015, by and between National Bancshares Corporation and Farmers National Banc Corp. (included as Annex B to the joint proxy statement/prospectus contained in this Registration Statement).*

3.1	Articles of Incorporation of Farmers National Banc Corp., as amended (incorporated by reference from Exhibit 4.1 to Farmers’ Registration Statement on Form S-3 filed with the Commission on October 3, 2001 (File No. 333-70806)).

3.2	Amended Code of Regulations of Farmers National Banc Corp. (incorporated by reference from Exhibit 3.2 to Farmers’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011, filed with the Commission on August 9, 2011).

5.1	Opinion of Vorys, Sater, Seymour and Pease LLP as to the legality of the securities being registered.**

8.1	Opinion of Vorys, Sater, Seymour and Pease LLP regarding certain tax matters.**

8.2	Opinion of Calfee, Halter & Griswold LLP regarding certain tax matters.**

23.1	Consent of Crowe Horwath LLP, independent registered public accounting firm for Farmers National Banc Corp.***

23.2	Consent of Crowe Horwath LLP, independent registered public accounting firm for National Bancshares Corporation.***

23.3	Consent of Vorys, Sater, Seymour and Pease LLP (included as part of its opinion filed as Exhibit 5.1).

23.4	Consent of Vorys, Sater, Seymour and Pease LLP (included as part of its opinion filed as Exhibit 8.1).

23.5	Consent of Calfee, Halter & Griswold LLP (included as part of its opinion filed as Exhibit 8.2).

24.1	Power of Attorney.***

99.1	Consent of Boenning & Scattergood, Inc.***

99.2	Consent of Sterne, Agee & Leach, Inc.***

99.3	Form of Proxy Card to be used by Farmers National Banc Corp.**

99.4	Form of Proxy Card to be used by National Bancshares Corporation**

*	Pursuant to Item 601(b)(2) of Regulation S-K, Farmers agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
**	To be filed by amendment.
***	Filed herewith.